

Transocean

BUILDING on Strength

Proxy Statement
and
2008 Annual Report

CONTENTS

ABOUT TRANSOCEAN LTD.

We are the world's largest offshore drilling contractor and the leading provider of drilling management services worldwide. With a fleet of 136 mobile offshore drilling units, plus 10 ultra-deepwater units nearing, under or contracted for construction, our fleet is considered one of the most modern and versatile in the world due to its emphasis on technically demanding segments of the offshore drilling business. We have more than 21,000 personnel worldwide.

Since launching the offshore industry's first jackup drilling rig in 1954, we have achieved a long history of technological "firsts." These innovations include the first dynamically positioned drillship, the first rig to drill year-round in the North Sea, the first semisubmersible rig for Sub-Arctic, year-round operations and the latest generations of ultra-deepwater semisubmersibles and drillships, including our 10 newbuild units.

Our shares are traded on the New York Stock Exchange (NYSE) under the symbol RIG.

Transocean: We're never out of our depth.™


Norway
UK
Caspian
E. Canada
Italy
Libya
Egypt
Qatar
Saudi Arabia
US Gulf of Mexico
Trinidad
India
SE Asia
West Africa
Brazil
Australia
Ultra-Deepwater Drillships
Deepwater Drillships
Ultra-Deepwater Semisubmersibles
Deepwater Semisubmersibles
Harsh Environment Semisubmersibles
Midwater Semisubmersibles
High Specification Jackups
Standard Jackups
Inland Barges

As of March 23, 2009. Excludes one de-watering unit and one coring drillship.

ABOUT THE COVER: The ultra-deepwater semsiubmersible *Development Driller III*, nears completion in Singapore, marking another chapter in Transocean's long history of technical leadership, one of the company's key strengths. The unit is one of 10 Transocean ultra-deepwater rigs under or contracted for construction. The *Development Driller III* has a seven-year contract with BP, and operations are expected to commence by the third quarter of 2009 after shipyard construction, sea trials, mobilization and customer acceptance.

FORWARD-LOOKING STATEMENTS: Any statements included in this Proxy Statement and 2008 Annual Report that are not historical facts, including without limitation statements regarding future market trends and results of operations are forward-looking statements within the meaning of applicable securities law. Such statements are subject to numerous risks and uncertainties, including, but not limited to, those that can be found in the Forward-Looking Information section (immediately preceding Item 1) and Risk Factors section (Item 1A) of the 2008 Annual Report that could cause actual results to differ materially from those projected.

2008 LETTER TO THE SHAREHOLDERS

For Transocean, 2008 was a year of significant change, record financial performance and a new beginning. Beyond our outstanding financial performance during this past year, our two most important achievements were moving our place of incorporation and primary executive offices to Switzerland and creating a strong, world-class organization from the combination of Transocean and GlobalSantaFe.

In October, our Board of Directors unanimously approved moving the place of incorporation of the company's group holding company from the Cayman Islands to Switzerland, which our shareholders overwhelmingly endorsed. In connection with our change of the place of incorporation, we relocated our principal executive offices to Geneva, Switzerland. The decision to move our place of incorporation included two important factors: 1) it will provide us with an improved ability to manage our businesses and better focus on strategic growth markets by locating our principal executive offices more centrally within our area of worldwide operations, and 2) Switzerland has a stable and developed tax regime and a network of tax treaties with most countries where we operate, improving our ability to maintain a competitive worldwide effective corporate tax rate. We have begun the process of relocating many of our officers and a small number of related support staff to Geneva. Our operations will continue to be conducted through existing subsidiaries, and Houston will continue to be the location of the company's largest office.

Our second important achievement of 2008 was successfully integrating the systems and workforces of Transocean and GlobalSantaFe. Transocean now has the world's largest and most technologically advanced offshore rig fleet, not only in terms of total rigs, but also in every rig class in which we compete, including deepwater floaters, midwater floaters and jackups. With a fleet of 136 offshore drilling units plus 10 ultra-deepwater units under or contracted for construction, we are more than twice as large as our next-largest competitor and larger than our next three competitors combined. Our global footprint gives us a presence in every major offshore drilling province in the world, and we have extensive relationships with a wide range of key clients, including national oil companies, super-majors and independents, in locations all over the world.

Our successful merger integration efforts and the strong market conditions that prevailed throughout most of 2008 were largely responsible for our record financial performance last year. Net income exceeded $4.2 billion on total revenues of nearly $12.7 billion. And net cash provided by operating activities was nearly $5 billion. As of December 31, 2008, our contract revenue backlog was approximately $40 billion, while the free cash flow from our contract revenue backlog was just over $18 billion.

It has been our goal to achieve a level of total debt that is approximately $5 billion below the total amount of free cash flow from our backlog. As a result, we dedicated $3 billion of our free cash flow in 2008 to debt reduction while our free cash flow backlog grew by $2 billion. Reflecting this strong position, our Board of Directors is recommending that our shareholders authorize the repurchase of up to 3.5 billion Swiss francs (approximately US$3.0 billion) of Transocean shares. Approval of this program will provide the company with the flexibility to repurchase shares at any time after the May 2009 annual general meeting. Decisions by the Board or company management regarding the amount and timing of share repurchases, if any, would be based upon a number conditions as detailed in our proxy statement.

During last year, we added two additional newbuild construction projects to the eight that were already underway at the end of 2007. In May, we announced that we had been awarded a five-year drilling contract for an enhanced Enterprise-class newbuild drillship, our ninth newbuild ultra-deepwater drilling rig contracted in the past three years, including five enhanced Enterprise-class drillships. Then in June, we announced that we had reached an agreement with subsidiaries of Petrobras and Mitsui to acquire a newbuild ultra-deepwater drillship under a capital lease arrangement. In conjunction with the capital lease contract, subsidiaries of Petrobras and Transocean entered into a 10-year drilling contract covering worldwide operations with an option by Petrobras to extend the term of the drilling contract by up to an additional 10 years.

Unfortunately, despite our continued focus on safety and operational excellence, two of our employees suffered fatal accidents while working on our rigs in 2008. Our goal is to have an incident-free work environment all the time, everywhere, and we will continue to do all we can to achieve this goal.

Clearly, our industry and the global economy in general have deteriorated significantly due to the worldwide financial crisis. Since last September, we've seen a slow down in the pace of tendering across all sectors within the global offshore drilling market. Despite the current challenging economic environment, Transocean is in a strong position to come through in excellent shape because of our significant exposure to the deepwater and the strength of our contract revenue backlog. Over 90 percent of our contract revenue backlog is with investment grade companies, and about 60 percent is with companies that are A-rated or better. We remain confident that our contract revenue backlog is solid and provides us with earnings and cash flow stability through these challenging times.

During 2009, we plan to place into service five newbuild ultra-deepwater drilling rigs and another five newbuild ultra-deepwater drilling rigs in 2010. Construction on all of our newbuilds remains on time and within budget. All 10 newbuilds have firm contracts of five years or more and will add significantly to our revenue, earnings and cash flow beginning this year.

Our newbuild units will be capable of meeting our clients' future requirements for drilling wells as deep as 35,000 to 40,000 feet, including 7,500 to 12,000 feet of water depth. Eight of the newbuild rigs will feature our patented dual-activity drilling technology, which has been proven to save clients substantial time and money, especially on development-drilling programs.

Transocean is the industry leader in technology, which gives us an important competitive advantage. Our expertise in helping clients drill complex and challenging wells is well-documented in deepwater and harsh environments. In addition, we excel at drilling world-record depth wells, as evidenced by our jackup drilling rig *GSF Rig 127* which set the world record for the longest extended-reach well for our client Maersk in Qatar last year. Not only was the well drilled to 40,320 feet (12,289 meters) MD (measured depth) including a 35,770-foot (10,902-meter) horizontal section, our crews finished the job in 36 incident-free days.

We remain confident about the future for Transocean, and we believe that our strong backlog will help provide earnings and cash flow stability for the next several years. Our ultra-deepwater, deepwater and harsh-environment fleet is almost fully committed in 2009, with little availability in 2010 and 2011.

All of us at Transocean are committed to delivering superior returns to our shareholders, providing the best services to our customers, strengthening relationships with host country resource-holders and regulators, and fulfilling our corporate responsibilities in the local communities where we operate. In 2008, as in previous years, our outstanding employees around the world made an enormous contribution in making Transocean the leader among offshore drilling contractors and we thank them for their continued efforts and dedication.

Sincerely,

Robert E. Rose

Chairman

Robert L. Long

Chief Executive Officer

April 1, 2009

Transocean

April 9, 2009

Dear Shareholder:

The 2009 annual general meeting of Transocean Ltd. will be held on Friday, May 15, 2009 at 9:00 a.m., Swiss time, at the Parkhotel Zug, Industriestrasse 14, CH-6304 Zug, Switzerland. The invitation to the annual general meeting, the proxy statement and a proxy card are enclosed and describe the matters to be acted upon at the meeting.

It is important that your shares be represented and voted at the meeting whether you plan to attend or not. Please read the enclosed invitation and proxy statement and date, sign and promptly return the proxy card in the enclosed self-addressed envelope.

Sincerely,

Robert E. Rose
Chairman of the Board

Robert L. Long
Chief Executive Officer

This invitation, proxy statement and the accompanying proxy card are first being mailed to our shareholders on or about April 9, 2009.

INVITATION TO ANNUAL GENERAL MEETING OF TRANSOCEAN LTD.
Friday, May 15, 2009
9:00 a.m., Swiss time,
at the Parkhotel Zug, Industriestrasse 14, CH- 6304 Zug, Switzerland

Agenda Items

(1) Approval of the 2008 Annual Report, the Consolidated Financial Statements of Transocean Ltd. for Fiscal Year 2008 and the Statutory Financial Statements of Transocean Ltd. for Fiscal Year 2008.

Proposal of the Board of Directors

The Board of Directors proposes that the 2008 Annual Report, the consolidated financial statements for fiscal year 2008 and the statutory financial statements for fiscal year 2008 be approved.

(2) Discharge of the Members of the Board of Directors and the Executive Officers for Fiscal Year 2008.

Proposal of the Board of Directors

The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the executive officers for the fiscal year 2008.

(3) Appropriation of the Available Retained Earnings Without Payment of a Dividend to Shareholders for Fiscal Year 2008 and Release of CHF 3.5 Billion of Legal Reserves (Additional Paid-in Capital) to Other Reserves.

Proposal of the Board of Directors

The Board of Directors proposes that (A) no dividend be distributed with respect to the available retained earnings for the fiscal year 2008, (B) the available retained earnings be carried forward, and (C) CHF 3.5 billion of legal reserves (additional paid-in capital) be released and allocated to other reserves.

Appropriation of Available Retained Earnings (in millions)		
Profit for the fiscal year 2008 as per the statutory income statement	CHF	0
Appropriation to general statutory reserves	CHF	0
Proposed dividend	CHF	0
Appropriation to other reserves	CHF	0
Total appropriation	CHF	0

Proposed Release of Legal Reserves (Additional Paid-in Capital) to Other Reserves (in millions)		
Additional paid-in capital as of December 31, 2008	CHF	11,448
Release to other reserves	CHF	3,500
Remaining additional paid-in capital	CHF	7,948

(4) **Authorization of a Share Repurchase Program.**

Proposal of the Board of Directors

The Board of Directors proposes approval of the following resolution:

"The Board of Directors is hereby authorized to repurchase up to CHF 3.5 billion of Transocean Ltd. registered shares. These shares are to be cancelled upon shareholder approval at future annual general meetings of shareholders and thus not subject to the 10% threshold for Transocean Ltd. holding its "own shares" within the meaning of article 659 of the Swiss Code of Obligations. The necessary amendment of the articles of association (decrease in the registered share capital) shall be submitted to future annual general meetings of shareholders."

For the Board of Directors to be permitted to carry out a share repurchase program as proposed, it is a prerequisite that the shareholders approve at the annual general meeting the release of CHF 3.5 billion of legal reserves (additional paid-in capital) to other reserves in accordance with Proposal 3.

(5) **Approval of the Long-Term Incentive Plan of Transocean Ltd. in the Form as Amended and Restated Effective as of February 12, 2009.**

Proposal of the Board of Directors

The Board of Directors proposes that shareholders approve the Long-Term Incentive Plan of Transocean Ltd. in the form as amended and restated effective as of February 12, 2009 to (1) increase the number of shares available for the granting of awards under the plan and adopt fungible share counting ratios for different forms of awards, (2) remove the plan provision that automatically accelerated vesting upon a change of control, (3) for purposes of Section 162(m) of the U.S. Internal Revenue Code, update and obtain approval of the performance goals related to performance-based awards under the plan that are intended to qualify as deductible performance-based compensation and increase the associated annual limitation on performance-based cash awards from $2 million to $5 million, (4) reflect the assumption of the plan by Transocean Ltd. and make associated changes to take into account that our parent company is now a Swiss corporation, (5) remove all provisions permitting supplemental tax gross-up payments from the plan, (6) expressly disallow repricing of awards without shareholder approval, (7) modify the method of share counting to reduce the number of available shares by the number of shares withheld to satisfy the exercise price or tax withholding obligations relating to an award, (8) remove the plan provision limiting the number of shares available for awards to outside directors, and (9) make other compliance, administrative, clarifying and updating changes.

(6) **Reelection of Directors.**

Proposal of the Board of Directors

The Board of Directors proposes that the directors set forth below be reelected as Class I Directors for a three-year term:

- W. Richard Anderson
- Richard L. George
- Robert L. Long
- Edward R. Muller

The Board of Directors further proposes that

- Victor E. Grijalva

be reelected as a Class III Director for a two-year term to fill a newly created Class III Director position.

(7) **Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2009 and Reelection of Ernst & Young Ltd., Zurich, as the Company's Auditor for a Further One-Year Term.**

Proposal of the Board of Directors

The Board of Directors proposes that Ernst & Young LLP be appointed as Transocean Ltd.'s independent registered public accounting firm for the fiscal year 2009 and that Ernst & Young Ltd., Zurich, be reelected as Transocean Ltd.'s auditor pursuant to the Swiss Code of Obligations for a further one-year term, commencing on the day of election at the 2009 annual general meeting and terminating on the day of the 2010 annual general meeting.

Organizational Matters

A copy of the proxy materials, including a proxy and admission card, has been sent to each shareholder registered in Transocean Ltd.'s share register as of March 18, 2009. Any additional shareholders who are registered in Transocean Ltd.'s share register on April 25, 2009 will receive a copy of the proxy materials after April 25, 2009. Shareholders not registered in Transocean Ltd.'s share register as of April 25, 2009 will not be entitled to attend, vote or grant proxies to vote at, the 2009 annual general meeting. No shareholder will be entered in Transocean Ltd.'s share register as a shareholder with voting rights between the close of business on April 25, 2009 and the opening of business on the day following the annual general meeting. BNY Mellon Shareowner Services, as agent, which maintains Transocean Ltd.'s share register, will, however, continue to register transfers of Transocean Ltd. shares in the share register in its capacity as transfer agent during this period.

Shareholders registered in Transocean Ltd.'s share register as of April 25, 2009 have the right to attend the annual general meeting and vote their shares, or may grant a proxy to vote on each of the proposals in this invitation and any other matter properly presented at the meeting for consideration to either Transocean Ltd. or the independent representative, Rainer Hager, by marking the proxy card appropriately, executing it in the space provided, dating it and returning it prior to the start of the annual general meeting on May 15, 2009 either to:

Transocean Ltd.
Vote Processing
c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717

or, if granting a proxy to the independent representative
Rainer Hager
Attorney-at-Law and Notary
Schweiger Advokatur/Notariat
Dammstrasse 19
CH-6300
Zug, Switzerland

Shares of holders who have timely submitted a properly executed proxy card and specifically indicated their votes will be voted as indicated. Shares of holders who have timely submitted a properly executed proxy card and have not specifically indicated their votes (irrespective of whether a proxy has been granted to Transocean Ltd. or the independent representative) will be voted in the manner recommended by the Board of Directors.

If any other matters are properly presented at the meeting for consideration, Transocean Ltd. and the independent representative, as applicable, will, in the absence of specific instructions to the contrary, have the discretion to vote on these matters in the manner recommended by the Board of Directors.

Shareholders who hold their shares in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee when voting their shares. Shareholders who hold their shares in the name of a bank, broker or other nominee and wish to vote in person at the meeting must obtain a valid proxy from the organization that holds their shares.

We may accept a proxy by any form of communication permitted by Swiss law and our articles of association.

Please note that shareholders attending the annual general meeting in person or by proxy are required to show their proxy and admission card on the day of the annual general meeting. In order to determine attendance correctly, any shareholder leaving the annual general meeting early or temporarily is requested to present such shareholder's proxy and admission card upon exit.

Proxy Holders of Deposited Shares

Institutions subject to the Swiss Federal Law on Banks and Savings Banks as well as professional asset managers who hold proxies for beneficial owners who did not grant proxies to Transocean Ltd. or the independent representative are kindly asked to inform Transocean Ltd. of the number and par value of the registered shares they represent as soon as possible, but no later than May 15, 2009, 8:00 a.m. Swiss time, at the admission office for the annual general meeting.

Annual Report, Consolidated Financial Statements, Statutory Financial Statements

A copy of the 2008 Annual Report, including the consolidated financial statements for fiscal year 2008 and the statutory financial statements of Transocean Ltd. for fiscal year 2008 as well as the audit reports on such statements, are available for physical inspection at Transocean Ltd.'s registered office c/o Reichlin & Hess, Rechtsanwälte, Hofstrasse 1A, CH-6300 Zug, Switzerland. Copies of these materials may be obtained without charge by contacting Eric B. Brown, our General Counsel, at our principal executive offices in Switzerland, c/o Transocean Management Ltd., Blandonnet International Business Center, Chemin de Blandonnet 2, Building F, 7th Floor, CH-1214 Vernier, Switzerland, telephone number +41 (22) 930-9000, or Investor Relations at our offices in the United States, at 4 Greenway Plaza, Houston, Texas 77046.

On behalf of the Board of Directors,

Robert E. Rose
Chairman of the Board

Zug, Switzerland
April 9, 2009

YOUR VOTE IS IMPORTANT

You may designate proxies to vote your shares by mailing the enclosed proxy. Please review the instructions in the proxy statement and on your proxy card regarding voting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING TO BE HELD ON MAY 15, 2009.

Our proxy statement and 2008 Annual Report are available at ***http://www.deepwater.com/proxymaterials.cfm.***

TABLE OF CONTENTS

PROXY STATEMENT
FOR ANNUAL GENERAL MEETING OF TRANSOCEAN LTD.
MAY 15, 2009

INFORMATION ABOUT THE MEETING AND VOTING

This proxy statement is furnished in connection with the solicitation of proxies by Transocean Ltd., on behalf of our Board of Directors, to be voted at our annual general meeting to be held on May 15, 2009 at 9:00 a.m., Swiss time, at the Parkhotel Zug, Industriestrasse 14, CH-6304 Zug, Switzerland.

Proposals

At the annual general meeting, shareholders will be asked to vote upon the following:

- Approval of the 2008 Annual Report, the consolidated financial statements of Transocean Ltd. for fiscal year 2008 and the statutory financial statements of Transocean Ltd. for fiscal year 2008 (the "Swiss Statutory Financials").
- Discharge of the members of the Board of Directors and the executive officers for fiscal year 2008.
- Appropriation of the available retained earnings without payment of a dividend to shareholders for fiscal year 2008 and release of CHF 3.5 billion of legal reserves (additional paid-in capital) to other reserves.
- Authorization of the Board of Directors to repurchase up to CHF 3.5 billion of Transocean Ltd. registered shares. These shares are to be cancelled upon shareholder approval at future annual general meetings of shareholders and thus not subject to the 10% threshold for Transocean Ltd. holding its "own shares" within the meaning of article 659 of the Swiss Code of Obligations. The necessary amendments of our articles of association (decrease in the registered share capital) will be submitted to shareholders for approval at future annual general meetings.
- Approval of the Long-Term Incentive Plan of Transocean Ltd. in the form as amended and restated effective as of February 12, 2009 to (1) increase the number of shares available for the granting of awards under the plan and adopt fungible share counting ratios for different forms of awards, (2) remove the plan provision that automatically accelerated vesting upon a change of control, (3) for purposes of Section 162(m) of the U.S. Internal Revenue Code, update and obtain approval of the performance goals related to performance-based awards under the plan that are intended to qualify as deductible performance-based compensation and increase the associated annual limitation on performance-based cash awards from $2 million to $5 million, (4) reflect the assumption of the plan by Transocean Ltd. and make associated changes to take into account that our parent company is now a Swiss corporation, (5) remove all provisions permitting supplemental tax gross-up payments from the plan, (6) expressly disallow repricing of awards without shareholder approval, (7) modify the method of share counting to reduce the number of available shares by the number of shares withheld to satisfy the exercise price or tax withholding obligations relating to an award, (8) remove the plan provision limiting the number of shares available for awards to outside directors, and (9) make other compliance, administrative, clarifying and updating changes.

- Reelection of directors:

  Each of the directors set forth below is proposed to be reelected as a Class I Director for a three-year term:

  - W. Richard Anderson;
  - Richard L. George;
  - Robert L. Long; and
  - Edward R. Muller;

  and Victor E. Grijalva, currently serving as a Class I Director, is proposed to be reelected as a Class III Director for a two-year term to fill a newly created Class III Director position.

- Appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2009 and reelection of Ernst & Young Ltd., Zurich, as the Company's auditor pursuant to the Swiss Code of Obligations for a further one-year term, commencing on the day of election at the 2009 annual general meeting and terminating on the day of the 2010 annual general meeting.

Quorum

Our articles of association provide that the presence of shareholders, in person or by proxy, holding at least a majority of the shares recorded in our share register and entitled to vote at the meeting constitutes a quorum for purposes of this annual general meeting. Abstentions and "broker nonvotes" will be counted as present for purposes of determining whether there is a quorum at the meeting.

Record Date

Only shareholders of record on April 25, 2009 are entitled to notice of, to attend, and to vote or to grant proxies to vote at, the annual general meeting. No shareholder will be entered in Transocean Ltd.'s share register with voting rights between the close of business on April 25, 2009 and the opening of business on the day following the annual general meeting.

Votes Required

Approval of the proposal with respect to the 2008 Annual Report and the 2008 consolidated financial statements and 2008 statutory financial statements of Transocean Ltd. requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions.

Approval of the proposal to discharge the members of the Board of Directors and our executive officers for the fiscal year 2008 requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions and not counting the votes of any member of the Board of Directors or any Transocean executive officers.

Approval of the proposal to appropriate available retained earnings without payment of a dividend to shareholders for the fiscal year 2008 and release CHF 3.5 billion of legal reserves to other reserves (additional paid-in capital) requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions.

Approval of the proposal to authorize the Board of Directors to repurchase up to CHF 3.5 billion of Transocean Ltd. registered shares for cancellation purposes requires the affirmative vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or broker nonvotes.

Approval of the proposal to amend and restate the Long-Term Incentive Plan of Transocean Ltd. requires, in accordance with the rules of the New York Stock Exchange, the affirmative vote of a majority of the votes cast on the proposal to amend and restate the plan, provided that the total number of votes cast on the proposal represents a majority of the votes entitled to be cast. Abstentions and broker nonvotes on the proposal will not affect the voting on the proposal as long as holders of a majority of the shares entitled to vote cast votes on the proposal. Otherwise, the effect of an abstention or broker nonvote is a vote against the proposal.

Approval of the proposal to reelect the five nominees named in the proxy statement as directors requires the affirmative vote of a plurality of the votes cast. The plurality requirement means that the director nominee with the most votes for a board seat is elected to that board seat. You may vote "for" or "against" or "abstain" with respect to the election of each director. Only votes "for" or "against" are counted in determining whether a plurality has been cast in favor of a director. Abstentions are not counted for purposes of the election of directors. As described later in this proxy statement, our Corporate Governance Guidelines set forth our procedures if a director nominee is elected but does not receive more votes cast "for" than "against" the nominee's election.

Approval of the proposal to appoint Ernst & Young LLP as the Company's independent registered public accounting firm for 2009 and to reelect Ernst & Young Ltd. as the Company's auditor pursuant to the Swiss Code of Obligations for a further one-year term requires the affirmative vote of holders of at least a majority of the votes cast on the proposal. Abstentions are not counted for purposes of this proposal.

As of March 18, 2009, there were 319,665,056 shares outstanding. Only registered holders of our shares on April 25, 2009, the record date established for the annual general meeting, are entitled to notice of, to attend and to vote at, the meeting. Holders of shares on the record date are entitled to one vote for each share held.

Proxies

A proxy card is being sent to each record holder of shares as of March 18, 2009. In addition, a proxy card will be sent to each additional record holder of shares as of the record date, April 25, 2009. If you are registered as a shareholder in Transocean Ltd.'s share register as of April 25, 2009, you may grant a proxy to vote on each of the proposals and any other matter properly presented at the meeting for consideration to either Transocean Ltd. or the independent representative, Rainer Hager, by marking your proxy card appropriately, executing it in the space provided, dating it and returning it prior to the start of the annual general meeting on May 15, 2009 either to:

Transocean Ltd.
Vote Processing
c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717

or, if granting a proxy to the independent representative
Rainer Hager
Attorney-at-Law and Notary
Schweiger Advokatur/Notariat
Dammstrasse 19
CH-6300
Zug, Switzerland

Proxies granted to Transocean Ltd. will not be exercised by an executive officer or director of Transocean Ltd. at the annual general meeting.

Please sign, date and mail your proxy card in the envelope provided. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your shares.

Under New York Stock Exchange rules, brokers who hold shares in street name for customers have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners, but are precluded from exercising their voting discretion with respect to proposals for "non-routine" matters. Proxies submitted by brokers without instructions from customers for these non-routine matters are referred to as "broker non-votes." The proposal to approve the Long-Term Incentive Plan of Transocean Ltd. (as amended and restated effective as of February 12, 2009) and the proposal to approve the share repurchase program are non-routine matters under New York Stock Exchange rules.

If you were a holder on the record date and have timely submitted a properly executed proxy card and specifically indicated your votes, your shares will be voted as indicated. If you were a holder on the record date and you have timely submitted a properly executed proxy card and have not specifically indicated your votes (irrespective of whether a proxy has been granted to Transocean Ltd. or the independent representative), your shares will be voted in the manner recommended by the Board of Directors.

There are no other matters that the Board of Directors intends to present, or has received proper notice that others will present, at the annual general meeting. If any other matters are properly presented at the meeting for consideration, Transocean Ltd. and the independent representative, as applicable, will, in the absence of specific instructions to the contrary, vote any proxies submitted to them on these matters in the manner recommended by the Board of Directors.

You may revoke your proxy card at any time prior to its exercise by:

- giving written notice of the revocation to our Corporate Secretary at Transocean Ltd., P.O. Box 10342, 70 Harbour Drive, 4th Floor, Grand Cayman, KY1-1003, Cayman Islands, with respect to proxies granted to Transocean Ltd., or to the independent representative at the address set forth above, with respect to proxies granted to the independent representative;
- appearing at the meeting, notifying our Corporate Secretary, with respect to proxies granted to Transocean Ltd., or the independent representative, with respect to proxies granted to the independent representative, and voting in person; or
- properly completing and executing a later-dated proxy and delivering it to our Corporate Secretary or the independent representative, as applicable, at or before the meeting.

Your presence without voting at the meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee in revoking your previously granted proxy.

We may accept a proxy by any form of communication permitted by Swiss law and our articles of association. Please note that shareholders attending the annual general meeting in person or by proxy are required to show their admission card on the day of the annual general meeting. In order to determine attendance correctly, any shareholder leaving the annual general meeting early or temporarily is requested to present such shareholder's admission card upon exit.

Background of Transocean

In November 2007, we completed our merger transaction (the "Merger") with GlobalSantaFe Corporation ("GlobalSantaFe"). Immediately prior to the effective time of the Merger, each of Transocean Inc.'s outstanding ordinary shares was reclassified by way of a scheme of arrangement under Cayman Islands law into (1) 0.6996 Transocean Inc. ordinary shares and (2) $33.03 in cash (the

"Reclassification"). At the effective time of the Merger, each outstanding ordinary share of GlobalSantaFe was exchanged for (1) 0.4757 Transocean Inc. ordinary shares (after giving effect to the Reclassification) and (2) $22.46 in cash.

In December 2008, Transocean Ltd. completed a transaction pursuant to an Agreement and Plan of Merger among Transocean Ltd., Transocean Inc., which was our former parent holding company, and Transocean Cayman Ltd., a company organized under the laws of the Cayman Islands that was a wholly-owned subsidiary of Transocean Ltd., pursuant to which Transocean Inc. merged by way of schemes of arrangement under Cayman Islands law with Transocean Cayman Ltd., with Transocean Inc. as the surviving company (the "Redomestication Transaction"). In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans, warrants or other rights to acquire shares of Transocean Ltd. The Redomestication Transaction effectively changed the place of incorporation of our parent holding company from the Cayman Islands to Zug, Switzerland. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly-owned subsidiary of Transocean Ltd. In connection with the Redomestication Transaction, we have also relocated our principal executive offices to Vernier, Switzerland.

References to "Transocean," the "Company," "we," "us" or "our" include Transocean Ltd. together with its subsidiaries and predecessors, unless the context requires otherwise.

PROPOSAL 1.

Approval of the 2008 Annual Report, the Consolidated Financial Statements of Transocean Ltd. for Fiscal Year 2008 and the Statutory Financial Statements of Transocean Ltd. for Fiscal Year 2008

Proposal

The Board of Directors proposes that the 2008 Annual Report, the consolidated financial statements of Transocean Ltd. for fiscal year 2008 and the Swiss Statutory Financials be approved.

Explanation

The consolidated financial statements of Transocean Ltd. for fiscal year 2008 and the Swiss Statutory Financials are contained in the 2008 Annual Report, which was made available to all registered shareholders with this invitation and proxy statement. In addition, these materials will be available for physical inspection at Transocean Ltd.'s registered office c/o Reichlin & Hess Rechtsanwälte, Hofstrasse 1A, 6300, Zug, Switzerland. The 2008 Annual Report also contains the report of Ernst & Young Ltd., Zurich, Transocean Ltd.'s auditors pursuant to the Swiss Code of Obligations, and information on our business activities and our business and financial situation.

Due to the short period of time (12 days) between Transocean Ltd. becoming the parent company of Transocean Inc. and its subsidiaries and the December 31, 2008 end of the business year, no Swiss statutory audit opinion has been issued on the consolidated accounts as of December 31, 2008. However, the consolidated accounts of Transocean Ltd. and its subsidiaries, as presented in Transocean Ltd.'s Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") filed with the U.S. Securities and Exchange Commission (the "SEC"), are in substance and materially the same as required under Swiss law. The audit of the financial statements of Transocean Ltd. and its subsidiaries included in the Form 10-K was performed in accordance with standards of the Public Company Accounting Oversight Board (United States). As such, this audit was not less comprehensive than that which would be required for an audit performed in accordance with Swiss law and Swiss auditing standards.

Under Swiss law, the 2008 Annual Report and the consolidated financial statements and Swiss Statutory Financials must be submitted to shareholders for approval at each annual general meeting.

If the shareholders do not approve this proposal, the Board of Directors may call an extraordinary general meeting of shareholders for reconsideration of this proposal by shareholders.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "FOR" approval of the 2008 Annual Report, the consolidated financial statements and the Swiss Statutory Financials.

PROPOSAL 2.

Discharge of the Board of Directors and Executive Officers from Activities during Fiscal Year 2008

Proposal

The Board of Directors proposes that shareholders discharge the members of the Board of Directors and our executive officers from liability for activities during fiscal year 2008.

Explanation

As is customary for Swiss corporations and in accordance with article 698, para. 2, item 5 of the Swiss Code of Obligations, shareholders are requested to discharge the members of the Board of Directors and our executive officers from liability for their activities during fiscal year 2008. This release is only effective with respect to facts that have been disclosed to shareholders and binds shareholders who either voted in favor of the proposal or who subsequently acquired shares with knowledge of the resolution.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions and not counting the votes of any member of the Board of Directors or any Transocean executive officers.

Recommendation

The Board of Directors recommends a vote "FOR" the proposal to discharge the members of the Board of Directors and our executive officers from liability for activities during fiscal year 2008.

PROPOSAL 3.

Appropriation of Retained Earnings Without Payment of a Dividend and Release of Additional Paid-In Capital to Other Reserves

Proposal

The Board of Directors proposes that (A) no dividend be distributed with respect to the available retained earnings for fiscal year 2008, (B) the available retained earnings be carried forward, and (C) CHF 3.5 billion of legal reserves (additional paid-in capital) be released and allocated to other reserves.

Appropriation of Available Retained Earnings
(in millions)

Profit for the fiscal year 2008 as per the statutory income statement	CHF	0
Appropriation to general statutory reserves	CHF	0
Proposed dividend	CHF	0
Appropriation to other reserves	CHF	0
Total appropriation	CHF	0

Proposed Release of Legal Reserves (Additional Paid-in Capital) to Other Reserves
(in millions)

Additional paid-in capital as of December 31, 2008	CHF	11,448
Release to other reserves	CHF	3,500
Remaining additional paid-in capital	CHF	7,948

Explanation

Under Swiss law, the appropriation of retained earnings as set forth in the Swiss Statutory Financials must be submitted to shareholders for approval at each annual general meeting. The retained earnings at the disposal of Transocean shareholders at the 2009 annual general meeting are the earnings of Transocean Ltd., the Transocean group parent company, on a stand-alone basis.

Under Swiss law, dividends may be paid out only if Transocean Ltd. has sufficient distributable profits from the previous fiscal year, or if Transocean Ltd. has Other Reserves (as set forth in the Swiss Statutory Financials), which are freely distributable reserves. Distributable profits are determined based on the Swiss Statutory Financials and, because Transocean Ltd. is a holding company, will in most years consist largely of distributions from subsidiaries of Transocean Ltd. to Transocean Ltd. Transocean Ltd. had no operating subsidiaries prior to the consummation of the Redomestication Transaction on December 18, 2008 and received no distributions from its direct subsidiaries after that date. Transocean Ltd. had earnings of CHF 45,000 during the period from December 18, 2008 through December 31, 2008.

The Board of Directors proposes that this CHF 45,000 be carried forward as freely available reserves rather than paid as a dividend.

Transocean may only repurchase shares if and to the extent that sufficient Other Reserves are available. As of December 31, 2008, Transocean Ltd. had approximately CHF 11.5 billion of additional paid-in capital, CHF 3.5 billion of which the Board of Directors proposes to release to Other Reserves to permit share repurchases.

If the shareholders approve this proposal and Proposal 4 relating to our share repurchase program, the Board of Directors will retain the flexibility to determine if a return of cash to shareholders is appropriate given our ongoing capital requirements, the price of our shares, regulatory considerations, cash flow generation, the relationship between our contractual backlog and debt, general market conditions and other factors. By contrast, the approval of a dividend by shareholders of a Swiss corporation typically requires the subsequent payment of that dividend without allowing the Board of Directors further discretion to make a subsequent determination whether such dividend is still advisable. The Board of Directors favors this greater flexibility associated with share repurchases compared to dividends. Accordingly, the Board of Directors is proposing that CHF 3.5 billion of additional paid-in capital set forth in the Swiss Statutory Financials as part of Legal Reserves be released to Other Reserves, the availability of which is necessary to implement the proposed share repurchase program described under Proposal 4.

Required Vote

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "FOR" this proposal.

PROPOSAL 4.

Approval of Share Repurchase Program

Proposal

The Board of Directors proposes approval of the following resolution:

"The Board of Directors is hereby authorized to repurchase up to CHF 3.5 billion of Transocean Ltd. registered shares. These shares are to be cancelled upon shareholder approval at future annual general meetings of shareholders and are thus not subject to the 10% threshold for Transocean Ltd. holding its "own shares" within the meaning of article 659 of the Swiss Code of Obligations. The necessary amendment of our articles of association (decrease in the registered share capital) shall be submitted to future annual general meetings of shareholders."

Explanation

If shareholder approval of the repurchase of shares for cancellation is obtained, shares repurchased on the basis of that shareholder resolution will not be subject to the statutory provision of Swiss law that prohibits a company from holding more than 10% of its own shares.

The Board of Directors believes the future repurchase of shares for cancellation is advisable, to the extent that market conditions, our financial condition and other factors so permit, in order to return excess cash to shareholders. The Board of Directors thus proposes that the annual general meeting authorize the repurchase of up to CHF 3.5 billion of Transocean Ltd. registered shares (approximately U.S.$2.95 billion based on an exchange rate as of the close of trading on February 20, 2009 of U.S.$1.00 to CHF 1.1864). The Board of Directors is therefore seeking shareholder approval to provide the Company with the flexibility to repurchase shares at any time after the annual general meeting. The recommendation of the Board of Directors that shareholders approve this repurchase program at the annual general meeting was announced on February 16, 2009. For the Board of Directors to be permitted to carry out a share repurchase program as proposed, it is a prerequisite that the shareholders approve at the annual general meeting the release of CHF 3.5 billion of legal reserves (additional paid-in capital) to other reserves in accordance with Proposal 3.

If the share repurchase program is approved by the shareholders, there can be no assurance that any shares will actually be repurchased in the near term after the annual general meeting, or at all, and the repurchase program may be suspended or discontinued at any time. The Board of Directors would be permitted to delegate its share repurchase authority to Company management to repurchase shares under the share repurchase program.

The Board of Directors or Company management, as applicable, may decide, based upon general market conditions, the relationship between the Company's contractual backlog and debt, cash flow generation, the Company's ongoing capital requirements, the price of the Company's shares, regulatory considerations, and other factors, that the Company should retain cash, reduce debt, make capital investments or otherwise use cash for general corporate purposes, and consequently repurchase fewer shares or not repurchase any shares. Decisions regarding the amount, if any, and timing of any share repurchases would be made from time to time based upon the factors set forth above.

The Board of Directors believes approval of the share repurchase program will permit flexibility with respect to capital management. The Board of Directors expects that any repurchases would take place using the "virtual second trading line" process described below; however, repurchases could also be made by tender offer, in privately negotiated purchases, in open market transactions or by any other share repurchase method.

The Board of Directors has decided to proceed in two stages, with the shareholders voting on the authorization of share repurchases at this annual general meeting and obtaining the required vote on the definitive cancellation of the shares at subsequent annual general meetings. The shareholders will decide on the definitive cancellation of the shares purchased pursuant to the repurchase program at future annual general meetings. The benefit of this procedure is that by obtaining shareholders' approval for the future cancellation of the repurchased shares at this annual general meeting, these shares no longer fall under the statutory limit of Swiss law which prohibits companies from holding more than 10% of their own shares.

Under present Swiss tax law, repurchases of shares for the purposes of capital reduction are treated as a partial liquidation subject to 35% Swiss withholding tax. In most instances, Swiss companies listed on the SIX Swiss Exchange, or SIX, carry out share repurchase programs through a "second trading line" on the SIX. Swiss institutional investors typically purchase shares from shareholders on the open market and then sell the shares on this second trading line back to the company. The Swiss institutional investors are generally able to receive a full refund of the withholding tax. Due to, among other things, the time delay between the sale to the company and the institutional investors' receipt of the refund, the price companies pay to repurchase their shares has historically been slightly higher (but less than 1.0%) than the price of such companies' shares in ordinary trading on the SIX first trading line.

We are not able to use the SIX second trading line process to repurchase our shares because our shares are not listed on the SIX. We do, however, intend to follow an alternative process or "virtual second trading line" whereby we expect to be able to repurchase our shares in a manner that should allow Swiss institutional market participants selling the shares to us to receive a refund of the Swiss withholding tax and, therefore, accomplish the same purpose as share repurchases on the second trading line at substantially the same cost to us and such market participants as share repurchases on an SIX second trading line.

Required Vote

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions or broker nonvotes.

Recommendation

The Board of Directors recommends a vote "FOR" this proposal.

PROPOSAL 5.

Approval of the Long-Term Incentive Plan of Transocean Ltd.

Proposal

Our Board of Directors has adopted a resolution to submit to a vote of our shareholders a proposal to amend and restate our Long-Term Incentive Plan to (1) increase the number of shares available for the granting of awards under the plan and adopt fungible share counting ratios for different forms of awards, (2) remove the plan provision that automatically accelerated vesting upon a change of control, (3) for purposes of Section 162(m) of the U.S. Internal Revenue Code ("Code"), update and obtain approval of the performance goals related to performance-based awards under the plan that are intended to qualify as deductible performance-based compensation and increase the associated annual limitation on performance-based cash awards from $2 million to $5 million, (4) reflect the assumption of the plan by Transocean Ltd. in connection with the Redomestication Transaction and make associated changes to take into account that our parent company is now a Swiss corporation, (5) remove all provisions permitting supplemental tax gross-up payments from the plan, (6) expressly disallow repricing of awards without shareholder approval, (7) modify the method of share counting to reduce the number of available shares by the number of shares withheld to satisfy the exercise price or tax withholding obligations relating to an award, (8) remove the plan provision limiting the number of shares available for awards to outside directors, and (9) make other compliance, administrative, clarifying and updating changes. Throughout this proposal and description of the Long-Term Incentive Plan, we refer generally to the Long-Term Incentive Plan as the "plan" and may distinguish the versions of the plan by referring to the plan prior to shareholder approval as the "Existing Plan," and the plan as amended and restated as the "Amended and Restated Plan."

As of December 31, 2008, 7,654,211 authorized shares remained issuable under the Existing Plan (assuming all outstanding awards vest and are exercised, including all contingent, performance-based awards), including only 3,021,842 shares that can be issued as restricted shares or deferred units and 132,949 shares that can be awarded to outside directors. The Amended and Restated Plan increases the number of shares that may be issued under the plan (the "Available Shares") from 22,900,000 to 35,900,000 and institutes fungible share counting ratios, both of which are discussed in more detail below. If our shareholders do not approve the Amended and Restated Plan, the terms of the Existing Plan will continue to be in effect.

The last reported sales price for our shares as reported on the New York Stock Exchange on March 31, 2009 was $58.84 per share.

Explanation of Principal Provisions of the Long-Term Incentive Plan

The following summary of the Amended and Restated Plan is qualified by reference to the full text of the proposed Amended and Restated Plan, which is attached as Appendix A to this proxy statement.

Our officers are eligible to participate in the plan, as are employees of our company and our subsidiaries, and employees of partnerships or joint ventures in which we and our subsidiaries have a significant ownership interest, as determined by the Executive Compensation Committee of our board of directors. Our outside directors are also eligible to participate in the plan. As of February 12, 2009, approximately 1,157 officers, employees and outside directors were eligible to participate in the plan, of which 1,129 (including all of our outside directors) have received awards under the plan.

With respect to awards to employees, the plan is administered by the Executive Compensation Committee of our Board of Directors. We believe that all of the members of this committee are currently "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and "outside directors" within the meaning of Section 162(m) of the Code. The Committee will administer the plan and will have the authority to interpret and amend the plan, adopt administrative regulations for the operation of the plan and determine and amend the terms of awards to employees under the plan. The Committee may delegate functions with respect to awards under the plan, but no such delegation may extend to awards granted to executive officers. The Committee has authorized Mr. Long, our Chief Executive Officer, to award under the plan restricted shares, restricted units or deferred units to recently hired employees of the company, excluding senior vice presidents and above and Section 16 insiders of the company, not to exceed 100,000 restricted shares, restricted units or deferred units in the aggregate per calendar year. The Existing Plan was designed to permit awards that satisfy the requirements of Section 162(m) of the Code, and the Amended and Restated Plan was also designed to, after approval by shareholders, permit awards that satisfy the requirements of Section 162(m) of the Code, as applicable to limitations on deductions of compensation expenses in excess of $1 million for certain executive officers.

Our Board of Directors administers the plan with respect to awards to eligible outside directors. Our Board of Directors exercises similar authority and discretion with respect to awards to eligible outside directors as the Committee exercises with respect to awards to employees.

Under the plan, options to purchase shares, share appreciation rights in tandem with options, freestanding share appreciation rights, restricted shares, deferred units, cash awards and performance awards may be granted to employees at the discretion of the Committee. With the exception of cash awards, these same awards may be granted to outside directors at the discretion of our Board of Directors.

The Amended and Restated Plan increases the number of Available Shares from 22,900,000 to 35,900,000. The shares issued under the plan may be shares issued from authorized capital or conditional capital or shares held in treasury (including shares held by any one of our subsidiaries). The Amended and Restated Plan also institutes fungible share counting ratios. Pursuant to the fungible share counting ratios, each share issued in settlement of an award of options or share appreciation rights at any time shall reduce the Available Shares by one full share, and each share issued in settlement of an award of restricted shares or deferred units (including those designated as performance awards) granted under the Amended and Restated Plan on or after the date of shareholder approval of the Amended and Restated Plan will reduce the Available Shares by 1.68 shares. Each share issued in settlement of an award of restricted shares or deferred units granted under the Existing Plan prior to such date will continue to reduce the Available Shares by one full share.

Lapsed, forfeited or canceled awards, including options canceled upon the exercise of tandem share appreciation rights, will not count against the Available Shares and can be regranted under the plan. Shares that are delivered under the plan as an award or in settlement of an award issued or made (1) upon the assumption, substitution, conversion or replacement of outstanding awards under a plan or arrangement of an entity acquired in a merger or other acquisition or (2) as a post-transaction grant under such plan or arrangement of an acquired entity will not count against the Available Shares (to the extent that the exemption for transactions in connection with mergers or acquisitions from the shareholder approval requirements of the New York Stock Exchange for equity compensation plans applies). Following approval of the Amended and Restated Plan by shareholders, the Available Shares will be reduced by (a) the total number of options or share appreciation rights exercised, regardless of whether any of the shares are not actually issued as the result of a net settlement, (b) any shares used to pay any exercise price or tax withholding obligation with respect to any award and (c) any shares repurchased on the open market with the proceeds of an option exercise price.

No participant may be granted options, share appreciation rights, restricted shares or deferred units, or any combination of the foregoing, with respect to more than 600,000 shares in any fiscal year. No employee may receive a payment for cash awards made under the plan during any calendar year in an amount that exceeds $5 million.

The Committee (or the Board, with respect to outside directors) determines, in connection with each option awarded to a participant, the exercise price, whether that price is payable in cash, shares or by cashless exercise, the terms and conditions of exercise, restrictions on transfer of the option, and other provisions not inconsistent with the plan. With respect to options awarded to employees, the Committee also determines whether the option will qualify as an incentive stock option under the Code, or a non-qualified option. The Committee (or the Board, with respect to outside directors) is also authorized to grant share appreciation rights to plan participants, either as freestanding awards or in tandem with an option. Every share appreciation right entitles the participant, upon exercise of the share appreciation right, to receive in cash or shares a value equal to the excess of the fair market value of a specified number of shares at the time of exercise, over the exercise price as set forth in the award agreement. The plan requires that the exercise price of options and share appreciation rights be at least equal to the fair market value of our shares on the date of grant. The term of options and share appreciation rights under the plan may not exceed 10 years, except that the Committee (or the Board, with respect to outside directors) may extend the term for up to one year following the death of the participant.

"Fair market value," as defined in the Amended and Restated Plan, means (1) if our shares are listed or admitted to trading on the New York Stock Exchange, the final closing sales price per share as reported on the New York Stock Exchange on the determination date, or, if there was no such sale on such date, on the last preceding date on which such a sale was reported, (2) if our shares are not listed on the New York Stock Exchange but are listed on another securities exchange, the mean between the lowest and highest reported sales price of the shares on such date on the principal securities exchange on which the shares are listed or admitted to trading, (3) if our shares are not listed or admitted to trading on a securities exchange, the mean between the lowest reported bid price and highest reported asked price of the shares on such date in the over-the-counter market, or (4) if none of the foregoing are applicable, the fair market value as determined in good faith by the Committee. For purposes of satisfying an exercise price of an award, the Committee, in its discretion, may determine that "fair market value" is the price prevailing on the applicable exchange at the time of exercise.

The Committee (or the Board, with respect to outside directors) is authorized to grant participants awards of restricted shares or deferred units. The Committee (or the Board, with respect to outside directors) will determine the nature, extent and duration of any restrictions on restricted shares, the schedule and conditions for vesting of such shares and whether any dividends paid will be subject to forfeiture until vesting of the restricted shares. The vesting of restricted shares may be conditioned on the completion of a specified period of employment or service, the attainment of specified performance goals, or such other criteria as determined by the Committee (or the Board, with respect to outside directors) in its discretion. A deferred unit is a unit that is equal to one share, which is used to measure the benefits payable to a participant under a deferred unit award. The Committee (or the Board, with respect to outside directors) will determine the number of units awarded, the price (if any) to be paid by the participant, the date or dates upon which the units will vest and whether the participant will have the right to receive an amount equal to dividends paid on shares with respect to such deferred units. As with restricted shares, the vesting of deferred units may be conditioned on the completion of a specified period of employment or service, the attainment of specified performance goals, or such other criteria as determined by the Committee (or the Board, with respect to outside directors) in its discretion. Notwithstanding the foregoing, any restricted share or deferred unit award that is designated as a performance award may not vest earlier than the first anniversary of the initial date of the award, except that the Committee (or the Board with respect to outside directors) may provide for earlier vesting upon a change of control or a termination of employment or service due to death, disability or retirement. In addition, any restricted share or deferred unit award that is not designated as a performance award may not vest earlier than one-third on each of the first three anniversaries of the date of grant of such award, except that the Committee (or the Board with respect to outside directors) may provide for earlier vesting upon a change of control or a termination of employment or service due to death, disability or retirement and such restriction does not apply to an award that is granted in lieu of salary or bonus. The Committee (or the Board, with respect to outside directors) determines the other terms, conditions, restrictions and contingencies applicable to awards of restricted shares or deferred units.

The Committee may also provide for cash awards to employees based on the achievement of one or more objective performance goals pre-established by the Committee. Outside directors are not entitled to receive cash awards.

To the extent attributable to our U.S. subsidiaries and otherwise deductible, Section 162(m) of the Code limits our ability to deduct for federal income tax purposes any compensation in excess of $1 million paid to our chief executive officer and our four other most highly compensated officers other than our chief financial officer, unless the compensation qualifies as performance-based compensation. We have made awards to our employees and officers that qualify as performance-based compensation deductible under Section 162(m) of the Code. As required under Section 162(m) of the Code and related regulations, the proposal seeks approval of the material terms of the performance goals as amended under the Amended and Restated Plan so that awards made to our employees and officers may continue to qualify as performance-based compensation deductible under Section 162(m) of the Code.

Any award granted under the plan may be designated as "qualified performance-based compensation" under Section 162(m) of the Code. If so designated, such performance award will be contingent upon our performance during the performance period, as measured by targets established by the Committee, based on any one or more of:

- increased revenue;
- net income measures (including, but not limited to, income after capital costs and income before or after taxes);
- share price measures (including, but not limited to, growth measures and total shareholder return);
- price per share;
- market share;
- earnings per share (actual or targeted growth);
- earnings before interest, taxes, depreciation and amortization ("EBITDA");
- economic value added (or an equivalent metric);
- market value added;
- debt to equity ratio;
- cash flow measures (including, but not limited to, cash flow return on capital or tangible capital, net cash flow, net cash flow before financing activities, cash flow value added and cash flow return on market capitalization);
- return measures (including, but not limited to, return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity);
- operating measures (including operating income, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes and production efficiency);
- expense measures (including, but not limited to, overhead costs, general and administrative expense, cost control and project management);
- margins;
- shareholder value;
- total shareholder return;
- proceeds from dispositions;

- total market value; and
- corporate values measures (including ethics compliance, environmental, human resources development and safety).

Such performance measures may apply to the employee, to one or more business units or divisions of our Company or the applicable sector, or to our Company as a whole. Goals may also be based on performance relative to a peer group of companies. If the Committee intends for the performance award to be granted and administered in a manner that preserves the deductibility of the compensation resulting from such award in accordance with Section 162(m) of the Code, the performance goals must be established (1) no later than 90 days after the commencement of the period of service to which the performance goals relate and (2) prior to the completion of 25% of such period of service. The Committee may modify or waive the performance goals or conditions to the granting or vesting of a performance award unless the performance award is intended to qualify as performance-based compensation under Section 162(m) of the Code.

We have not granted any incentive options to date under the plan but could determine to do so in the future.

The number and kind of shares covered by the plan and by outstanding awards under the plan and the exercise price of outstanding awards are subject to adjustment, which may include delivery of cash as determined by the Committee (or the Board with respect to outside directors), in the event of any:

- scheme of arrangement;
- reorganization;
- recapitalization;
- share split;
- share dividend;
- combination of shares;
- rights offer;
- liquidation;
- dissolution;
- merger;
- demerger;
- conversion;
- consolidation;
- spin-off;
- sale of assets;
- payment of an extraordinary cash dividend; or
- any other change in or affecting our corporate structure or capitalization.

The Existing Plan provides that, upon the occurrence of a change of control, following the grant of an award, (1) all outstanding restricted shares and deferred units will immediately vest and (2) all options and share appreciation rights held by an employee or outside director of the company or an employee of one of our subsidiaries at the time of the change of control will become immediately exercisable and will remain exercisable for the remainder of their term. The Amended and Restated Plan does not specify the effect of a change of control on awards under the Amended and Restated Plan; instead, upon the occurrence of a change of control, awards will be treated as provided in the applicable award agreement as determined by the Committee.

Our Board of Directors has the authority to amend, alter or discontinue the plan at any time, provided that such amendment, alteration or discontinuance does not impair the rights of any participant under any outstanding award without such participant's consent. No amendment to the plan will be made without shareholder approval if such approval is required by Rule 16b-3 of the Securities Exchange Act of 1934, Section 162(m) of the Code, or any applicable law, agreement or stock exchange requirement. The Existing

Plan includes a requirement for shareholder approval of an amendment in the following circumstances, which are not limitations included in the Amended and Restated Plan:

- permitting unrestricted shares to be granted other than in lieu of cash payments under other incentive plans and programs of our Company and our subsidiaries;
- permitting shortening the minimum restriction periods with respect to restricted share awards or the minimum vesting periods with respect to deferred unit awards or removing or waiving performance objectives (except to the extent permitted under other plan provisions); and
- changing any of these amendment provisions.

The Executive Compensation Committee (or the Board, with respect to outside directors) has the authority to amend any award, prospectively or retroactively (in accordance with plan terms), except that no amendment may be made that would impair the rights of any participant under any outstanding award without such participant's consent or that would cause a performance award intended to qualify for section 162(m) exemption to cease to qualify for such exemption. The Committee (or the Board, with respect to outside directors) may also cancel any award with the participant's consent and grant a new award to such participant, provided that the terms of outstanding awards may not be amended to reduce the option price or base price of outstanding options or share appreciation rights or to cancel such awards in exchange for (1) cash, (2) other awards or (3) options or share appreciation rights with an option price or base price that is less than the option price or base price of the original options or share appreciation rights, without shareholder approval.

Our Board of Directors may at any time amend, suspend or terminate the plan, but in doing so cannot adversely affect any outstanding awards without the participant's written consent. Unless terminated earlier by our Board of Directors, no awards may be made under the plan after the tenth anniversary of the date on which the Amended and Restated Plan is approved by our shareholders.

The amount and type of awards to be granted in the future under the plan to the named executive officers, to all executive officers as a group, to all outside directors as a group and to all other employees are not currently determinable.

U.S. Federal Income Tax Consequences

The following is a summary of the general rules of present U.S. federal income tax law relating to the tax treatment of incentive stock options, non-qualified stock options, share appreciation rights, restricted share awards, deferred unit awards and cash awards issued under the plan. The discussion is general in nature and does not take into account a number of considerations that may apply based on the circumstances of a particular participant under the plan, including the possibility that a participant may not be subject to U.S. federal income taxation. When any of the terms "we", "our", "us" or "our Company" are used in this section, the term is understood to mean the principal U.S. operating subsidiary of Transocean.

Non-Qualified Stock Options; Share Appreciation Rights; Incentive Stock Options. Participants will not realize taxable income upon the grant of a non-qualified stock option or a share appreciation right. Upon the exercise of a non-qualified stock option or a share appreciation right, the participant will recognize ordinary income (subject to withholding) in an amount equal to the excess of (1) the fair market value on the date of exercise of the shares received over (2) the exercise price (if any) he or she paid for the shares. The participant will generally have a tax basis in any shares received pursuant to the exercise of a share appreciation right, or pursuant to the cash exercise of a non-qualified stock option, that equals the fair market value of such shares on the date of exercise. Subject to the discussion under "Certain Tax Code Limitations on Deductibility" below, we will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the participant under the foregoing rules. The disposition of the shares acquired upon exercise of a non-qualified stock option will ordinarily result in capital gain or loss.

Employees will not have taxable income upon the grant of an incentive stock option. Upon the exercise of an incentive stock option, the employee will not have taxable income, although the excess of the fair market value of the shares received upon exercise of the incentive stock option ("ISO Shares") over the exercise price is an item of tax preference that may require payment of an alternative minimum tax. The payment of any alternative minimum tax attributable to the exercise of an incentive stock option would be allowed as a credit against the employee's regular tax liability in a later year to the extent the employee's regular tax liability is in excess of the alternative minimum tax for that year.

Upon the disposition of ISO Shares that have been held for the requisite holding period (generally, at least two years from the date of grant and one year from the date of exercise of the incentive stock option), the employee will generally recognize capital gain (or loss) equal to the difference between the amount received in the disposition and the exercise price paid by the employee for the ISO Shares. However, if an employee disposes of ISO Shares that have not been held for the requisite holding period (a "disqualifying disposition"), the employee will recognize ordinary income in the year of the disqualifying disposition to the extent that the fair market value of the ISO Shares at the time of exercise of the incentive stock option (or, if less, the amount realized in the case of an arm's-length disqualifying disposition to an unrelated party) exceeds the exercise price paid by the employee for such ISO Shares. The employee would also recognize capital gain (or, depending on the holding period, additional ordinary income) to the extent the amount realized in the disqualifying disposition exceeds the fair market value of the ISO Shares on the exercise date. If the exercise price paid for the ISO Shares exceeds the amount realized in the disqualifying disposition (in the case of an arm's-length disposition to an unrelated party), such excess would ordinarily constitute a capital loss.

We will generally not be entitled to any federal income tax deduction upon the grant or exercise of an incentive stock option, unless the employee makes a disqualifying disposition of the ISO Shares. If an employee makes such a disqualifying disposition, we will then, subject to the discussion below under "Certain Tax Code Limitations on Deductibility," be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by the employee under the rules described in the preceding paragraph.

Under current rulings, if a participant transfers previously held shares (other than ISO Shares that have not been held for the requisite holding period) in satisfaction of part or all of the exercise price of a non-qualified stock option or an incentive stock option, the participant will recognize income with respect to the shares received in the manner described above, but no additional gain will be recognized as a result of the transfer of such previously held shares in satisfaction of the non-qualified stock option or incentive stock option exercise price. Moreover, that number of shares received upon exercise that equals the number of previously held shares surrendered in satisfaction of the non-qualified stock option or incentive stock option exercise price will have a tax basis that equals, and a holding period that includes, the tax basis and holding period of the previously held shares surrendered in satisfaction of the non-qualified stock option or incentive stock option exercise price. Any additional shares received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the participant, plus, in the case of a non-qualified stock option, the amount of ordinary income recognized by the participant with respect to the shares received.

Cash Awards; Deferred Units; Restricted Shares. A participant will recognize ordinary compensation income upon receipt of cash pursuant to a cash award or, if earlier, at the time such cash is otherwise made available for the participant to draw upon it. A participant will not have taxable income upon the grant of a deferred unit award but rather will generally recognize ordinary compensation income at the time the participant receives shares in satisfaction of such deferred unit award in an amount equal to the fair market value of the shares received.

Generally, a participant will not recognize taxable income upon the grant of restricted shares and we will not be entitled to any federal income deduction upon the grant of such award. The value of the restricted shares will generally be taxable to the participant as compensation income in the year or years in which the restrictions on the shares lapse. Such value will equal the fair market value of the shares on the date or dates the restrictions terminate. A participant, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the shares subject to the restricted share award on the date of such grant as compensation income in the year of the grant of the restricted share award. The participant must make such an election pursuant to Section 83(b) of the Code within 30 days after the date of grant. If such an election is made and the participant later forfeits the restricted shares to us, the participant will not be allowed to deduct, at a later date, the amount such participant had earlier included as compensation income.

A participant will be subject to withholding for federal, and generally for state and local, income taxes at the time the participant recognizes income under the rules described above with respect to the cash or the shares received pursuant to awards. Dividends that are received by a participant prior to the time that the restricted shares are taxed to the participant under the rules described in the preceding paragraph are taxed as additional compensation, not as dividend income. The tax basis of a participant in the shares received will equal the amount recognized by the participant as compensation income under the rules described in the preceding paragraph, and the participant's holding period in such shares will commence on the date income is so recognized.

Subject to the discussion under "Certain Tax Code Limitations on Deductibility" below, we will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the participant under the foregoing rules.

Certain Tax Code Limitations on Deductibility. In order for us to deduct the amounts described above, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. Our ability to obtain a deduction for future payments under the plan could also be limited by Section 280G of the Code, which provides that certain excess parachute payments made in connection with a change of control of an employer are not deductible. Our ability to obtain a deduction for amounts paid under the plan could also be affected by Section 162(m) of the Code, which limits the deductibility, for U.S. federal income tax purposes, of compensation paid to certain employees to $1 million during any taxable year. However, certain exceptions apply to this limitation in the case of performance-based compensation. The approval of the Amended and Restated Plan by our shareholders will satisfy certain of the requirements for the performance-based exception, and we intend to comply with the requirements of the Code and Treasury Regulation Section 1.162-27 with respect to the grant and payment of certain performance-based awards (including certain options and share appreciation rights) under the plan so as to be eligible for the performance-based exception. However, it may not be possible in all cases to satisfy all of the requirements for the exception, and we may, in our sole discretion, determine that in one or more cases it is in our best interests not to satisfy the requirements for the performance-based exception.

Section 409A. Section 409A of the Code generally provides that any deferred compensation arrangement which does not meet specific requirements regarding (1) timing of payouts, (2) advance election of deferrals or (3) restrictions on acceleration of payouts, will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. Certain types of awards, including options and restricted share grants, may be exempt from Section 409A. Failure to comply with Section 409A may result in the early taxation (plus interest) to the holder of deferred compensation and the imposition of a 20% penalty on the holder on such deferred amounts included in the holder's income. In general, to avoid a Section 409A violation, amounts deferred may only be paid out on separation from service, disability, death, a change of control, an unforeseen emergency (other than death, each as defined under Section 409A) or at a specified time. Furthermore, the election to defer generally must be made in the calendar year prior to performance of services, and any provision for accelerated payout other than for the reasons specified above may cause the amounts deferred to be subject to early taxation and to the imposition of the excise tax. The Amended and Restated Plan as well as any adjustment of share limits and awards under the Amended and Restated Plan are intended to satisfy the requirements of Section 409A. Based on current guidance, awards of the type we have historically granted would satisfy the requirements of Section 409A, and we intend to structure future awards in a manner that is designed to comply with Section 409A.

Voting Requirement to Approve Proposal

Approval of the Amended and Restated Plan will require, in accordance with the rules of the New York Stock Exchange, the affirmative vote of a majority of the votes cast on the proposal to adopt the Amended and Restated Plan, provided that the total number of votes cast on the proposal represents a majority of the votes entitled to be cast. Abstentions and broker nonvotes on the proposal will not affect the voting on the proposal as long as holders of a majority of the shares entitled to vote cast votes on the proposal. Otherwise, the effect of an abstention or broker nonvote is a vote against the proposal.

Recommendation

Our Board of Directors believes that the adoption of the Amended and Restated Plan, which includes the approval of the performance measures for use in performance-based awards for purposes of Section 162(m) of the Code, is in the best interest of our Company and its shareholders. Since the amendment and restatement of the plan will increase the number of shares available for issuance under the plan to all our directors and executive officers, each of our directors and executive officers has an interest and may benefit from the adoption of the Amended and Restated Plan. The Board of Directors recommends a vote "FOR" approval of the amendment and restatement of the Long-Term Incentive Plan.

PROPOSAL 6.

Reelection of Directors

Our Articles of Association divide our Board of Directors into three classes: Class I, Class II and Class III. Four Class I directors are to be elected at our 2009 annual general meeting to serve for three-year terms expiring at the annual general meeting in 2012. One Class III director is to be elected at our 2009 annual general meeting to serve for a two-year term expiring at the annual general meeting in 2011.

The Board has nominated for reelection as Class I directors: W. Richard Anderson, Richard L. George, Robert L. Long and Edward R. Muller. The Board has also nominated Victor E. Grijalva, who was previously a Class I director, for election as a Class III director instead, in order to more evenly allocate the directors between the three classes of the Board and because the expiration of his term at the 2011 annual general meeting of shareholders as a Class III director would coincide with his required retirement from the Board under our Corporate Governance Guidelines. Messrs. Anderson, George, Grijalva, Long and Muller have agreed to stand for reelection.

We have adopted a majority vote policy in the election of directors as part of our Corporate Governance Guidelines. This policy provides that the Board may nominate only those candidates for director who have submitted an irrevocable letter of resignation which would be effective upon and only in the event that (1) such nominee fails to receive a sufficient number of votes from shareholders in an uncontested election and (2) the Board accepts the resignation. If a nominee who has submitted such a letter of resignation does not receive more votes cast "for" than "against" the nominee's election, the Corporate Governance Committee must promptly review the letter of resignation and recommend to the Board whether to accept the tendered resignation or reject it. The Board must then act on the Corporate Governance Committee's recommendation within 90 days following the certification of the shareholder vote. The Board must promptly disclose its decision regarding whether or not to accept the nominee's resignation letter in a Form 8-K furnished to the SEC or other broadly disseminated means of communication. Full details of this policy are set out in our Corporate Governance Guidelines which are available on our website at *www.deepwater.com* under "Investor Relations—Corporate Governance."

The Board has received from each current Board member who is a nominee for election at the annual general meeting, an executed irrevocable letter of resignation consistent with these guidelines described above. Each such letter of resignation is effective only in the event that (1) such director fails to receive a sufficient number of votes from shareholders in an uncontested election of such director and (2) the Board accepts such resignation.

Nominees for Director—Class I—Terms Expiring 2012

Recommendation

Reelection of W. Richard Anderson

W. RICHARD ANDERSON, age 55, has served as a director of the Company since November 2007. He served as a director of GlobalSantaFe Corporation from September 2006 until November 2007. Since August 2008, Mr. Anderson has served as the Chief Financial Officer of Eurasia Drilling Company Limited, the largest land drilling company in the former Soviet Union. From March 2007 until August 2008, Mr. Anderson was a private investor. Mr. Anderson served as the President and Chief Executive Officer of Prime Natural Resources, Inc. from May 2002 until March 2007. Before joining Prime Natural Resources, Inc., Mr. Anderson was managing partner of Hein & Associates, LLP, a certified public accounting firm. He currently serves as a director of Boots & Coots International Well Control, Inc. and Vanguard Natural Resources, LLC, and is chairman of both of their audit committees.

The Board of Directors recommends a vote "FOR" the reelection of W. Richard Anderson.

Reelection of Richard L. George

RICHARD L. GEORGE, age 58, has served as a director of the Company since November 2007. He served as a director of GlobalSantaFe Corporation from November 2001 until November 2007. Since 1991, he has been the President and Chief Executive Officer of Suncor Energy Inc., a widely held Canadian integrated oil and gas company. Prior to 1991, Mr. George spent ten years in the international oil business with Sun Company where he held various positions in project planning, production evaluation, exploration and production. During the last four years of this period, he was Managing Director of Sun Oil Britain Limited in the U.K. Mr. George is the past Chairman and a current member of the Board of Directors of the Canadian Council of Chief Executives.

The Board of Directors recommends a vote "FOR" the reelection of Richard L. George.

Reelection of Robert L. Long

ROBERT L. LONG, age 63, is Chief Executive Officer and a member of the board of directors of the Company. Mr. Long has served as Chief Executive Officer of the Company and a member of the board of directors since October 2002. Mr. Long served as President of the Company from December 2001 to October 2006. Mr. Long served as Chief Financial Officer of the Company from August 1996 until December 2001. Mr. Long served as Senior Vice President of the Company from May 1990 until the time of the Sedco Forex merger, at which time he assumed the position of Executive Vice President. Mr. Long also served as Treasurer of the Company from September 1997 until March 2001.

The Board of Directors recommends a vote "FOR" the reelection of Robert L. Long.

Reelection of Edward R. Muller

EDWARD R. MULLER, age 57, has served as a director of the Company since November 2007 and served as a director of GlobalSantaFe Corporation from November 2001 until November 2007. Since September 2005, he has served as the Chairman, President and Chief Executive Officer of Mirant Corporation, an energy company that produces and sells electricity in the United States. Mr. Muller was a private investor from 2000 until 2005. Mr. Muller served as President and Chief Executive Officer of Edison Mission Energy, a wholly owned subsidiary of Edison International, from 1993 until 2000. During his tenure, Edison Mission Energy was engaged in developing, owning and operating independent power production facilities worldwide.

The Board of Directors recommends a vote "FOR" the reelection of Edward R. Muller.

Nominee for Director—Class III—Term Expiring 2011

Recommendation

Reelection of Victor E. Grijalva

VICTOR E. GRIJALVA, age 70, has served as a director of the Company since December 1999 and served as Chairman of our Board of Directors until October 2002. He is the retired Vice Chairman of Schlumberger Limited. Before serving as Vice Chairman, Mr. Grijalva served as Executive Vice President of Schlumberger's Oilfield Services division from 1994 to January 1999 and as Executive Vice President of Schlumberger's Wireline, Testing & Anadrill division from 1992 to 1994. He is currently a director of Dynegy Inc.

The Board of Directors recommends a vote "FOR" the reelection of Victor E. Grijalva.

Continuing Directors—Class II—Terms Expiring 2010

THOMAS W. CASON, age 66, has served as a director of the Company since November 2007. He served as a director of GlobalSantaFe Corporation from November 2001 until November 2007. Mr. Cason owned and managed five agricultural equipment dealerships until his retirement in December 2006. He served as interim President and Chief Operating Officer of Key Tronic Corporation during 1994 and 1995 and was a partner in Hiller Key Tronic Partners, L.P. Mr. Cason previously held various financial and operating positions with Baker Hughes Incorporated, including senior executive positions with Baker Hughes' Drilling Group, serving most recently as Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated. Mr. Cason is currently a member of the Board of Directors of Mirant Corporation and chairman of its audit committee.

ROBERT M. SPRAGUE, age 64, has served as a director of the Company since May 2004. Mr. Sprague is the retired Regional Business Director of Shell EP International BV, a position in which he served from April 1997 until June 2003. Mr. Sprague served as Director—Strategy & Business Services for Shell EP International BV from January 1996 until March 1997 and as Exploration & Production Coordinator of Shell International Petroleum BV from May 1994 to December 1995. Mr. Sprague joined the Royal Dutch/Shell group of companies in 1967 and served in a variety of positions in the United States and Europe during his career, including as a director of Shell Canada Limited, a publicly traded company, from April 2000 to April 2003.

J. MICHAEL TALBERT, age 62, has served as a director of the Company since August 1994. He served as the non-executive Chairman of the Board of Directors from October 2004 until November 2007. Mr. Talbert served as the executive Chairman of the Board from October 2002 until October 2004. Mr. Talbert also served as Chief Executive Officer from August 1994 until October 2002, Chairman of the Board of Directors from August 1994 until December 1999, and as President from December 1999 until December 2001. Prior to assuming his duties with us, Mr. Talbert was President and Chief

Executive Officer of Lone Star Gas Company, a natural gas distribution company and a division of Ensearch Corporation. He is currently a director of El Paso Corporation.

JOHN L. WHITMIRE, age 68, has served as a director of the Company since November 2007. He served as a director of GlobalSantaFe Corporation from November 2001 until November 2007. Mr. Whitmire has served since 1999 as Chairman of the Board of Directors of CONSOL Energy Inc., which is engaged in the production of coal and natural gas for the electric utility industry. Mr. Whitmire was Chairman of the Board and Chief Executive Officer of Union Texas Petroleum Holdings, Inc. from 1996 until the company was acquired by ARCO in 1998. Prior to joining Union Texas Petroleum, Mr. Whitmire's career spanned over 30 years at Phillips Petroleum Company, where he held various senior management positions including Executive Vice President-Exploration and Production. He was also a member of Phillips' Board of Directors. Mr. Whitmire is also a director of El Paso Corporation.

Continuing Directors—Class III—Terms Expiring 2011

MARTIN B. MCNAMARA, age 61, has served as a director of the Company since November 1994. Mr. McNamara is a Partner of the law firm of Gibson, Dunn & Crutcher LLP and has served as a member of the firm's executive, finance and compensation committees, as well as a Partner-in-Charge of the firm's Texas practice. During the past five years, Mr. McNamara has been in the private practice of law.

ROBERT E. ROSE, age 69, has served as Chairman of the Board of Directors of the Company since November 2007. Mr. Rose has served as President of Taylor Energy Company LLC, a private oil and gas production company based in New Orleans, Louisiana, since March 2008. Mr. Rose was the non-executive Chairman of the Board of Directors of GlobalSantaFe Corporation from March 2004, when he retired as an employee of GlobalSantaFe, until November 2007. Mr. Rose served as GlobalSantaFe's Executive Chairman from 2001 until 2004, prior to which he served as the President and Chief Executive Officer of Global Marine after re-joining Global Marine in 1998 and as Global Marine's Chairman from 1999 through 2001. He began his professional career with Global Marine in 1964 and left Global Marine in 1976. Mr. Rose then held executive positions with other offshore drilling companies, including more than a decade as President and Chief Executive Officer of Diamond Offshore Drilling, Inc. and its predecessor, Diamond M Company. He resigned from Diamond Offshore in 1998 and served as President and Chief Executive Officer of Cardinal Services, Inc., an oil services company, before re-joining Global Marine.

IAN C. STRACHAN, age 65, has served as a director of the Company since December 1999. Mr. Strachan is a director of Caithness Petroleum, Xstrata plc, Rolls Royce Group plc and Johnson Matthey plc. He served as Chairman of the Board of Instinet Group Incorporated from January 2003 to December 2005. Mr. Strachan served as Chief Executive Officer of BTR plc from 1996 until 1999. From 1987 to 1995, Mr. Strachan was with Rio Tinto plc, serving as Chief Financial Officer from 1987 to 1991 and as Deputy Chief Executive Officer from 1991 to 1995. He was employed by Exxon Corporation from 1970 to 1986.

Corporate Governance

We believe that we have had good corporate governance practices for many years, including having had written corporate governance guidelines, committee charters and a code of business conduct and ethics for employees in place before enactment of the Sarbanes-Oxley Act and revisions to the corporate governance rules of the New York Stock Exchange (NYSE). Furthermore, the Board held separate meetings of the non-management directors for several years before executive sessions were required by the NYSE.

We have instituted on-line mandatory training for employees on our Code of Business Conduct and Ethics and other relevant compliance topics. We also require that all managerial and supervisory employees certify compliance with our Code of Business Conduct and Ethics each year.

The Corporate Governance Committee of the Board has continued to evaluate the Company's and the Board's governance practices and formally reviews all committee charters along with recommendations from the various committees of the Board and the Board's governance principles at least annually. In October 2006, the Corporate Governance Committee recommended and the Board adopted a guideline regarding the majority election of directors that is included in our Corporate Governance Guidelines. This Committee further receives updates at each meeting regarding new developments in the corporate governance arena. Our committee charters also require, among other things, that the committees and the Board annually evaluate their own performance.

In 2005, we adopted ownership guidelines for directors that require each current non-management director to acquire and retain a number of our shares and/or deferred units at least equal in value to an amount five times the annual director retainer. Each new director is required to acquire and retain such number of shares and/or deferred units over their initial five years as a director. In connection with such ownership requirement, the Board currently grants deferred units to each of our non-management directors. Mr. Long is also subject to officer share ownership guidelines. See "Compensation Discussion and Analysis" for more information about these guidelines.

Our current governance documents may be found on our website at *www.deepwater.com* under "Investor Relations—Corporate Governance." Among the information you can find there is the following:

- Corporate Governance Guidelines;
- Audit Committee Charter;
- Corporate Governance Committee Charter;
- Executive Compensation Committee Charter;
- Finance/Benefits Committee Charter; and
- Code of Business Conduct and Ethics.

Information contained on our website is not part of this proxy statement. You may also request this information in print by writing to our Corporate Secretary, Transocean Ltd., P.O. Box 10342, 70 Harbour Drive, 4th Floor, Grand Cayman, KY1-1003, Cayman Islands.

We will continue to monitor our governance practices in order to maintain our high standards. Some specific governance issues are addressed below.

Special Governance Provisions Related to Our Merger Transaction with GlobalSantaFe. Pursuant to our merger agreement with GlobalSantaFe, we agreed to provide for certain corporate governance provisions during the two-year period following the completion of the Merger. Article 9 of our Organizational Regulations stipulates the following with respect to the composition of our Board and our management until November 27, 2009, the second anniversary of the Merger:

- the Board will consist of 14 directors, an equal number of whom were designated prior to the Merger by Transocean, whom we refer to as the Transocean designated directors, and by GlobalSantaFe, whom we refer to as the GlobalSantaFe designated directors,
- the removal, replacement or appointment of a new chairman will require the vote of two-thirds of the entire Board,
- each committee of the Board will consist of an equal number of Transocean designated directors and GlobalSantaFe designated directors,

- the chairman of each of the Audit Committee and the Executive Compensation Committee of the Board will be a GlobalSantaFe designated director,
- the chairman of each of the Corporate Governance Committee and the Finance/Benefits Committee of the Board will be a Transocean designated director,
- in the event that a Transocean designated director or a GlobalSantaFe designated director dies, resigns, is removed from or otherwise fails to serve on the Board, the remaining Transocean designated directors or GlobalSantaFe designated directors, as applicable, may designate such director's replacement, and
- the removal, replacement or appointment of a new chief executive officer or president and chief operating officer will require the vote of two-thirds of the entire Board.

The Transocean designated directors and the GlobalSantaFe designated directors have voted to waive the stipulation that the Board will consist of 14 directors, seven of whom would be Transocean designated directors and seven of whom would be GlobalSantaFe designated directors. The Board currently consists of 12 directors, six of whom are Transocean designated directors and six of whom are GlobalSantaFe designated directors.

Transocean designated the following directors who previously served on the Transocean Inc. Board to serve on the Transocean Inc. Board at the effective time of the Merger: Victor E. Grijalva (Class I), Robert L. Long (Class I), Martin B. McNamara (Class III), Kristian Siem (Class II), Robert M. Sprague (Class II), Ian C. Strachan (Class III) and J. Michael Talbert (Class I). GlobalSantaFe designated the following directors who previously served on the GlobalSantaFe board to serve on the Transocean Inc. Board at the effective time of the Merger: W. Richard Anderson (Class I), Thomas W. Cason (Class II), Richard L. George (Class I), Jon A. Marshall (Class III), Edward R. Muller (Class I), Robert E. Rose (Class III) and John L. Whitmire (Class II). Effective immediately prior to the completion of the Redomestication Transaction, Messrs. Marshall and Siem resigned from the Transocean Inc. board of directors, and the Transocean Inc. board determined not to appoint replacements for them. Additionally, in order to more evenly allocate the numbers of directors in the several classes, the Board reappointed Mr. Talbert (then a Class I director) as a Class II director effective upon Mr. Siem's resignation. Upon the completion of the Redomestication Transaction, the then serving directors of Transocean Inc. became directors of Transocean Ltd. with the same terms of office and designations as Transocean designated directors or GlobalSantaFe designated directors. As described above, Mr. Grijalva, currently a Class I director, is being nominated to the Board at the annual general meeting to serve as a Class III director.

Pursuant to the provisions described above, a subcommittee of the Corporate Governance Committee consisting of Messrs. McNamara and Talbert recommended Messrs. Grijalva and Long as nominees to the Board at the annual general meeting and a subcommittee of the Corporate Governance Committee consisting of Messrs. George and Muller recommended Messrs. Anderson, George and Muller as nominees to the Board at the annual general meeting (with each of Mr. George and Mr. Muller abstaining with respect to his own recommendation).

Independence of Board Members/Committee Structure. Our corporate governance guidelines require that at least a majority of the directors meet the independence requirements of the NYSE. The director independence standards of the NYSE require a board determination that the director has no material relationship with the listed company and has no specific relationships that preclude independence. Our Board considers all relevant facts and circumstances in assessing whether a director is independent.

The Board has carefully considered the criteria of the NYSE and believes that each of the following directors meets the NYSE independence requirements: W. Richard Anderson, Thomas W. Cason, Richard L. George, Victor E. Grijalva, Martin B. McNamara, Edward R. Muller, Robert E. Rose, Robert M. Sprague, Ian C. Strachan, J. Michael Talbert and John L. Whitmire. The Board does not believe that Robert L. Long (our current Chief Executive Officer) currently meets the NYSE independence requirements. Prior to their resignations, the Board did not believe that Jon A. Marshall (our former President and Chief Operating Officer) or Kristian Siem (an executive of a company that has an interest in one of our joint ventures) met the NYSE independence requirements. The Board believes that our Executive Compensation, Audit and Corporate Governance Committees are composed solely of directors who meet the NYSE independence requirements.

The Board has also considered what types of disclosure should be made relating to the process of determining director independence. To assist the Board in making disclosures regarding its determinations of independence, the Board has adopted categorical standards as permitted under the listing standards of the NYSE. These categorical standards deal only with what types of relationships need to be disclosed and not whether a particular director is independent. The Board considers all relevant facts and circumstances in determining whether a director is independent. However, the relationships satisfying the categorical standards are not required to be disclosed or separately discussed in our proxy statement.

A relationship satisfies the categorical standards adopted by the Board if it:

- is a type of relationship addressed in: Item 404 of Regulation S-K of the Securities Act of 1933 (containing requirements for disclosure of related person transactions in a company's proxy statement), but under those rules, disclosure is not required, or Section 303A.02(b) of the NYSE Listed Company Manual (listing relationships that preclude a determination of independence), but under those rules, a determination of independence is not precluded; or
- results from charitable contributions by the Company to an organization where a director is an executive officer and such contributions do not exceed the greater of $100,000 or 1% of the organization's gross revenue in any of the last three years.

Executive Sessions. Our non-management directors met in executive session without management at each regularly scheduled Board meeting in 2008. During 2009, they are again scheduled to meet in executive session at each regularly scheduled Board meeting. In addition, the independent directors met as a group in executive session on one occasion during 2008. The non-management and independent directors have designated the Chairman of the Board, Robert E. Rose, as the presiding director for their respective meetings. Shareholders or other interested persons may send communications to the presiding director by writing to him c/o Eric B. Brown, General Counsel, c/o Transocean Management Ltd., Blandonnet International Business Center, Chemin de Blandonnet 2, Building F, 7th Floor, CH-1214 Vernier, Switzerland.

Director Nomination Process. The Board has designated the Corporate Governance Committee as the committee authorized to consider and recommend nominees for the Board. We believe that all members of the Committee meet the NYSE independence requirements.

Our Corporate Governance Guidelines require that the Corporate Governance Committee assess the needs of our Company and the Board so as to recommend candidates who will further our goals. In making that assessment, the Committee has determined that a candidate must have the following minimum qualifications:

- high professional and personal ethics and values;
- a record of professional accomplishment in his/her chosen field;
- relevant expertise and experience; and

- a reputation, both personal and professional, consistent with our core values.

In addition to these minimum qualifications, the Committee considers other qualities that may be desirable. In particular, the Board is committed to having a majority of independent directors and, accordingly, the Committee evaluates the independence status of any potential director. The Committee evaluates whether or not a candidate contributes to the Board's overall diversity and whether or not the candidate can contribute positively to the existing chemistry and culture among the Board members. Also, the Committee considers whether or not the candidate may have professional or personal experiences and expertise relevant to our business and position as the leading international provider of offshore drilling services.

As described above, in accordance with the majority vote provisions of our Corporate Governance Guidelines, our Board may nominate only those candidates for director who have submitted an irrevocable letter of resignation which would be effective upon and only in the event that (1) such nominee fails to receive a sufficient number of votes from shareholders in an uncontested election and (2) the Board accepts the resignation. The Board will also request a statement from any person nominated as a director by other than the Board as to whether that person will also submit an irrevocable letter of resignation upon the same terms as a person nominated by the Board.

The Committee has several methods of identifying Board candidates. First, the Committee considers and evaluates whether or not the existing directors whose terms are expiring remain appropriate candidates for the Board. Second, the Committee requests from time to time that its members and the other Board members identify possible candidates. Third, the Committee has the authority to retain one or more search firms to aid in its search. The search firm assists the Board in identifying potential Board candidates, interviewing those candidates and conducting investigations relative to their background and qualifications.

The Corporate Governance Committee considers nominees for director recommended by shareholders. Please submit your recommendations in writing, along with:

- the name of and contact information for the candidate;
- a statement detailing the candidate's qualifications and business and educational experience;
- information regarding the qualifications and qualities described under "Director Nomination Process" above;
- a signed statement of the proposed candidate consenting to be named as a candidate and, if nominated and elected, to serve as a director;
- a signed irrevocable letter of resignation from the proposed candidate which, in accordance with our Corporate Governance Guidelines, would be effective upon and only in the event that (1) such candidate fails to receive a sufficient number of votes from shareholders in an uncontested election and (2) the Board accepts the resignation;
- a statement that the writer is a shareholder and is proposing a candidate for consideration by the Committee;
- a statement detailing any relationship between the candidate and any customer, supplier or competitor of ours;
- financial and accounting experience of the candidate, to enable the Committee to determine whether the candidate would be suitable for Audit Committee membership; and
- detailed information about any relationship or understanding between the proposing shareholder and the candidate.

Submit nominations to our Corporate Secretary, Transocean Ltd., P.O. Box 10342, 70 Harbour Drive, 4th Floor, Grand Cayman, KY1-1003, Cayman Islands. The extent to which the Committee dedicates time and resources to the consideration and evaluation of any potential nominee brought to its attention depends on the information available to the Committee about the qualifications and suitability of the individual, viewed in light of the needs of the Board, and is at the Committee's discretion. The Committee evaluates the desirability for incumbent directors to continue on the Board following the expiration of their respective terms, taking into account their contributions as Board members and the benefit that results from the increasing insight and experience developed over a period of time. Although the Corporate Governance Committee will consider candidates for director recommended by shareholders, it may determine not to recommend that the Board, and the Board may determine not to, nominate those candidates for election to our Board.

In addition to recommending director nominees to the Corporate Governance Committee, any shareholder may nominate directors at an annual general meeting of shareholders. For more information on this topic, see "Other Matters—Proposals of Shareholders."

Until November 27, 2009, the second anniversary of the Merger, our Organizational Regulations stipulate certain requirements concerning the composition of our Board. For more information on this topic, see "—Special Governance Provisions Related to Our Merger Transaction with GlobalSantaFe."

Executive Officer and Director Compensation Process. Our Executive Compensation Committee has established an annual process for reviewing and establishing executive compensation levels. An outside consultant retained by the Committee has provided the Committee with relevant market data and alternatives to consider in determining appropriate compensation levels for each of our executive officers. Deloitte Consulting LLP served as the Committee's outside consultant in 2008. Our CEO also assists the Committee in the executive compensation process. For a more thorough discussion of the roles, responsibilities and process we use for setting executive compensation, see "Compensation Discussion and Analysis."

Director compensation is set by the Board upon a recommendation from the Corporate Governance Committee of the Board. At its first meeting of each calendar year, the Corporate Governance Committee reviews the compensation paid to our directors to be certain that it is competitive in attracting and retaining qualified directors. The Corporate Governance Committee has used the outside consultant to gather data regarding director compensation at (1) certain similar size companies in the general industry as well as (2) the same peer group of companies generally utilized in the consideration of executive compensation. Based upon its review of the data and its own judgment, the Committee develops a recommendation for consideration by the Board. Our employees receive no additional compensation for serving as directors on our Board.

Process for Communication by Interested Parties with the Board. The Board has established a process whereby interested parties may communicate with the Board and/or with any individual director. Interested parties, including shareholders, may send communications in writing, addressed to the Board or an individual director, c/o Eric B. Brown, General Counsel, c/o Transocean Management Ltd., Blandonnet International Business Center, Chemin de Blandonnet 2, Building F, 7th Floor, CH-1214 Vernier, Switzerland. The General Counsel will forward these communications as appropriate to the addressee depending on the facts and circumstances outlined in the communication. The Board has directed the General Counsel not to forward certain items such as spam, junk mailings, product inquiries, resumes and other forms of job inquiries, surveys and business solicitations. Additionally, the Board has advised the General Counsel not to forward material that is illegal or threatening, but to make the Board aware of such material which it may request be forwarded, retained or destroyed at the Board's discretion.

Policies and Procedures for Approval of Transactions with Related Persons. In February 2007, the Board formally adopted a policy with respect to related person transactions to document procedures pursuant to which such transactions are reviewed, approved or ratified. The policy applies to any transaction in which (1) the Company is a participant, (2) any related person has a direct or indirect material interest and (3) the amount involved exceeds $120,000, but excludes any transaction that does not require disclosure under Item 404(a) of Regulation S-K. The Audit Committee, with assistance from the Company's General Counsel, is responsible for reviewing, approving and ratifying any related person transaction.

To identify related person transactions, each year we submit and require our directors and officers to complete questionnaires identifying transactions with us in which the officer or director or their immediate family members have an interest. Our Code of Business Conduct and Ethics further requires that any director inform the Chairman of the Board and any executive officer inform our General Counsel when the director's or executive officer's, respectively, private interest interferes or appears to interfere, in any way with our interests. In addition, the Board's governance guidelines require that a director immediately inform the Board or Chairman of the Board as outlined above in the event that a director believes that the director has an actual or potential conflict with our interests. Furthermore, under our Organizational Regulations, a director must disclose and abstain from voting with respect to certain conflicts of interest.

Director Attendance at Annual General Meeting. We expect all of our directors to attend our annual general meeting of shareholders. At the 2008 annual general meeting, all directors then serving on our Board were in attendance.

Board Meetings and Committees

During 2008, the Board of Directors of Transocean Inc. held four meetings, and the Board of Directors of Transocean Ltd. held one meeting. Each of our directors attended at least 75% of the meetings during the year, including meetings of committees on which the director served.

The Board has standing Executive Compensation, Finance/Benefits, Corporate Governance, and Audit Committees. For purposes of the following discussion, prior to the completion of the Redomestication Transaction in December 2008, these committees were committees of the Board of Directors of Transocean Inc. After the completion of the Redomestication Transaction, these committees were committees of the Board of Directors of Transocean Ltd. As noted, the charters for these committees may be found on our website at *www.deepwater.com* under "Investor Relations—Corporate Governance." In addition, the Board may from time to time form special committees to consider particular matters that arise.

Executive Compensation Committee. The purpose of the Executive Compensation Committee is to assist the Board in (1) developing a fair compensation program for executives and (2) complying with the Board's legal and regulatory requirements as to executive compensation. The authority and responsibilities of the Executive Compensation Committee include the following:

- review annually and approve the compensation paid to our executive officers;
- annually establish performance goals and objectives for our CEO and annually review the CEO's performance in light of the goals and objectives which were established and set the CEO's compensation based on this evaluation;
- administer (including the designation of eligible employees) our Long-Term Incentive Plan, Performance Award and Cash Bonus Plan, Deferred Compensation Plan, and any other executive compensation plan or arrangement providing for benefits to our executive officers in accordance with our goals and objectives established by the Board of Directors, the terms of the plans, and any rules and regulations thereunder;
- consider and make recommendations to the Board concerning the existing executive compensation plans and the adoption of new plans and programs;

- consider and recommend to the Board the terms of any contractual agreements and other similar arrangements that may be entered into with our officers; provided, however, that the Committee shall not recommend and the Board shall not authorize "single-trigger" change of control agreements for any of our officers; and
- retain and approve the fees of independent legal, accounting or other advisors, including any compensation consultant, used to assist it in the evaluation of executive officer compensation.

See "Compensation Discussion and Analysis" for a discussion of additional responsibilities of the Executive Compensation Committee.

The Executive Compensation Committee may delegate specific responsibilities to one or more individual Committee members to the extent permitted by law, NYSE listing standards and the Committee's governing documents. The Committee may delegate all or a portion of its powers and responsibilities with respect to the plans described above to one or more of our management committees; provided that the Committee retains all power and responsibility with respect to awards granted to our executive officers. The Chief Executive Officer has been delegated authority to award restricted shares, restricted units and deferred units under the Company's Long-Term Incentive Plan to recently hired employees of the Company, excluding Senior Vice Presidents and above and Section 16 insiders of the Company, not to exceed an aggregate of 100,000 restricted shares, restricted units or deferred units per calendar year. The Committee has delegated to its Chairman the authority to approve interim compensation resulting from promotions, competitive realignment, or the hiring of new executive officers (excluding the Chief Executive Officer), including but not limited to establishing annual base salary, annual bonus targets, long-term bonus targets and the grant of equity awards. The Committee has also delegated authority to the Chief Executive Officer to approve "convenience of the company" treatment of Long-Term Incentive Plan awards to participants other than executive officers and directors. The Committee is notified of compensation actions made by the Chief Executive Officer or the Committee's Chairman at the meeting following the date such actions are taken.

The current members of the Executive Compensation Committee are Mr. Whitmire, Chairman, and Messrs. McNamara, Muller and Sprague. Mr. McNamara began serving on the Committee in December 2008. Mr. Strachan served on the Committee until December 2008. The Transocean Inc. Executive Compensation Committee met six times during 2008 and the Transocean Ltd. Executive Compensation Committee met one time during 2008.

Finance/Benefits Committee. The Finance/Benefits Committee approves our long-term financial policies, insurance programs and investment policies. It also makes recommendations to the Board concerning dividend policy, the issuance and terms of debt and equity securities and the establishment of bank lines of credit. In addition, the Finance/Benefits Committee approves the creation, termination and amendment of certain of our employee benefit programs and periodically reviews the status of these programs and the performance of the managers of the funded programs. The current members of the Finance/Benefits Committee are Mr. Strachan, Chairman, and Messrs. Anderson, George and Talbert. Mr. Strachan began serving on the Committee in December 2008. Mr. Siem served on the Committee until December 2008. The Transocean Inc. Finance/Benefits Committee met six times during 2008 and the Transocean Ltd. Finance/Benefits Committee met one time during 2008.

Corporate Governance Committee. The Corporate Governance Committee makes recommendations to the Board with respect to the selection and compensation of the Board members, how the Board functions and how the Board should interact with shareholders and management. It reviews the qualifications of potential candidates for the Board of Directors, coordinates the self evaluation of the Board and committees and nominates to the Board candidates to be elected at the annual general meeting of shareholders. The current members of the Corporate Governance Committee are Mr. McNamara, Chairman, and Messrs. George, Muller and Talbert. The Transocean Inc. Corporate Governance

Committee met two times during 2008 and the Transocean Ltd. Corporate Governance Committee met one time during 2008.

Audit Committee. The Audit Committee is responsible for recommending the retention and termination of our independent registered public accountants and our auditor pursuant to the Swiss Code of Obligations to the Board of Directors and to our shareholders for their approval at a general meeting of shareholders. The Audit Committee is directly responsible for the compensation and oversight of our independent registered public accountants and our auditor pursuant to the Swiss Code of Obligations. The Audit Committee also monitors the integrity of our financial statements and the independence and performance of our auditors and reviews our financial reporting processes. The Committee reviews and reports to the Board the scope and results of audits by our independent registered public accounting firm, our auditor pursuant to the Swiss Code of Obligations and our internal auditing staff and reviews the audit and other professional services rendered by the accounting firm. It also reviews with the accounting firm the adequacy of our system of internal controls. It reviews transactions between us and our directors and officers, our policies regarding those transactions and compliance with our business ethics and conflict of interest policies.

The Board requires that all members of the Audit Committee meet the financial literacy standard required under the NYSE rules and that at least one member qualifies as having accounting or related financial management expertise under the NYSE rules. In addition, the SEC has adopted rules requiring that we disclose whether or not our audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, satisfies all of the following attributes:

- an understanding of generally accepted accounting principles and financial statements;
- an ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;
- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;
- an understanding of internal controls and procedures for financial reporting; and
- an understanding of audit committee functions.

The person must have acquired such attributes through one or more of the following:

- education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
- experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
- experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
- other relevant experience.

The current members of the Audit Committee are Mr. Cason, Chairman, and Messrs. Anderson, Grijalva, and Strachan. The Transocean Inc. Audit Committee met twenty times during 2008, and the Transocean Ltd. Audit Committee met one time during 2008. The Board has reviewed the criteria set by the SEC and determined that each of the current members of the Audit Committee is "financially literate" and Mr. Cason qualifies as an "audit committee financial expert." In addition, the Board has determined that Mr. Cason qualifies under NYSE rules as having accounting or related financial management expertise. Mr. Cason is an accountant by education, was an audit manager in an accounting firm and served as the Chief Financial Officer of Baker Hughes Incorporated, a public company.

Finally, NYSE rules restrict directors that have relationships with the Company that may interfere with the exercise of their independence from management and the Company from serving on the Audit Committee. We believe that the members of the Audit Committee have no such relationships and are therefore independent for purposes of NYSE rules.

Director Compensation

Directors who are employees of the Company do not receive compensation for Board service. At present, all of the directors except Mr. Long are non-employees and receive such compensation.

We use a combination of cash and equity incentive compensation to attract and retain qualified candidates to serve on our Board. The Corporate Governance Committee of the Board annually reviews the compensation paid to our directors and considers the significant amount of time directors expend in fulfilling their duties to the Company as well as the skill level we require of members of the Board.

Currently, non-employee director compensation includes:

Annual Retainer	$ 90,000
Additional Annual Retainer for Committee Chairmen	
Audit Committee	$ 35,000
Executive Compensation Committee	$ 20,000
Corporate Governance Committee and Finance/Benefits Committee	$ 10,000
Board Meeting Attendance Fee (attended in person)	$ 2,500(1)
Board Meeting Attendance Fee (attended by telephone)	$ 2,000(1)
Committee Meeting Attendance Fee (attended in person)	$ 2,500(2)
Committee Meeting Attendance Fee (attended by telephone)	$ 2,000(2)
Grant of Deferred Units	$260,000(3)

(1) The board meeting attendance fee is paid for those meetings that were attended in excess of the four regularly scheduled board meetings.

(2) The committee meeting attendance fee is only paid for those meetings that were attended in excess of four committee meetings in 2009.

(3) Deferred units are granted to each non-employee director annually immediately following the Board meeting held in connection with our annual general meeting of shareholders. On the date of grant, the deferred units have an aggregate value equal to $260,000 based upon the average of the high and low sales prices of our shares for each of the 10 trading days immediately prior to the date of grant. The terms of the deferred units include vesting in equal installments over three years, on the first, second and third anniversaries of the date of grant.

Mr. Rose serves the Company as its non-executive Chairman of the Board, in which capacity he receives a $332,000 annual retainer in lieu of the annual retainer the other non-employee directors receive. Mr. Rose also receives the same meeting fees and the $260,000 grant of deferred units to non-employee directors described above.

In addition, we pay or reimburse our directors' travel and incidental expenses incurred for attending Board, committee and shareholder meetings and for other Company business-related purposes.

2008 Director Compensation

In 2008, non-employee members of the Board, other than Mr. Rose, received the following compensation: (1) an annual retainer of $90,000, and (2) an amount of deferred units equal in aggregate value to $260,000. In addition, each chairman of a committee received the same annual retainer in 2008 as described above with respect to 2009 (except for the chairman of the Audit Committee, who received an annual retainer in 2008 of $20,000 but will receive an annual retainer in 2009 of $35,000).

For his services as our non-executive Chairman, Mr. Rose received an annual retainer of $332,000 and the same meeting fees and equity grants awarded to other non-employee directors.

At our Board meeting held immediately after the 2008 annual general meeting of our shareholders, the Board granted 1,701 deferred units to each non-employee director equal in aggregate value equal to $260,000 based upon the average price of the high and low sales prices of our shares for the 10 trading days immediately prior to the date of our Board meeting (calculated at $152.88 per share). The terms of the deferred units included vesting in equal installments over three years, on the first, second and third anniversaries of the date of grant, and a requirement that each director hold the vested deferred units or the shares attributable to such units until he left the Board.

The following summarizes the compensation of our non-employee directors for 2008.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1)(2) ($)	Total ($)
Robert E. Rose	332,000	57,014	389,014
W. Richard Anderson	113,000	57,014	170,014
Thomas W. Cason	137,000	57,014	194,014
Richard L. George	92,000	57,014	149,014
Victor E. Grijalva	110,000	57,014	167,014
Jon A. Marshall	60,000	273,079	333,079
Martin B. McNamara	100,000	57,014	167,014
Edward R. Muller	92,000	57,014	149,014
Kristian Siem	102,000	273,079	375,079
Robert M. Sprague	92,000	57,014	149,014
Ian C. Strachan	110,000	57,014	167,014
J. Michael Talbert	92,000	57,014	149,014
John L. Whitmire	112,000	57,014	169,014

(1) This represents the compensation cost recognized by the Company during fiscal 2008 under FAS 123(R) for deferred units granted to our directors in 2008. The amounts do not include any compensation cost with respect to any other awards, because all then outstanding deferred units vested as of November 27, 2007 in connection with the Merger. The compensation cost associated with the acceleration of vesting was reflected in the FAS 123(R) expense for 2007. The amounts for Mr. Marshall and Mr. Siem represent the total grant date fair value under FAS 123(R) for deferred units granted to our directors in 2008, which was recorded as expense in 2008 under FAS 123(R) due to their resignation from the board of directors of Transocean Inc. in December 2008.

(2) The aggregate number of unvested share and outstanding option awards at December 31, 2008 for each non-employee director was as follows: Mr. Anderson, 6,368 share-settled appreciations rights or SARs; Mr. Cason, options to purchase 22,485 shares and 7,640 SARs; Mr. George, options to purchase 3,820 shares and 7,640 SARs; Mr. Grijalva, options to purchase 24,417 shares and 5,133 deferred units; Mr. Marshall, options to purchase 13,216 shares; Mr. McNamara, options to purchase 24,417 shares and 5,133 deferred units; Mr. Muller, options to purchase 9,117 shares and 7,640 SARs; Mr. Rose, options to purchase 10,188 shares and 7,640 SARs; Mr. Siem, options to purchase 9,391 shares; Mr. Sprague, 5,133 deferred units; Mr. Strachan, options to purchase 11,270 shares and 5,133 deferred units; Mr. Talbert, 3,537 deferred units; and Mr. Whitmire, options to purchase 14,414 shares, 7,640 SARs and 1,427 restricted share units. All of the then outstanding deferred units vested in connection with the Merger but are required to be held by the applicable director until he leaves the board. Each of Messrs. Anderson, Cason, George, Grijalva, Marshall, McNamara, Muller, Rose, Siem, Sprague, Strachan, Talbert and Whitmire was granted 1,701 deferred units in 2008 with a grant date fair value, calculated in accordance with Statement of Financial Accounting Standards No. 123(R), of $273,079. For a discussion of the valuation assumptions with respect to these awards, please see Note 18 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

AUDIT COMMITTEE REPORT

Our Audit Committee has reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2008 with management, our internal auditors and Ernst & Young LLP. In addition, we have discussed with Ernst & Young LLP, the independent registered public accounting firm for the Company, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Accounting Oversight Board in Rule 3200T. The Sarbanes-Oxley Act of 2002 requires certifications by the Company's chief executive officer and chief financial officer in certain of the Company's filings with the Securities and Exchange Commission (SEC). The Committee discussed the review of the Company's reporting and internal controls undertaken in connection with these certifications with the Company's management and independent registered public accounting firm. The Committee also reviewed and discussed with the Company's management and independent registered public accounting firm management's report and Ernst & Young LLP's report on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee has further periodically reviewed such other matters as it deemed appropriate, including other provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed to be adopted by the SEC and the NYSE.

The Committee also has received the written disclosures and the letter from Ernst & Young LLP pursuant to the applicable requirements of the Public Company Accounting Oversight Board, and we have reviewed, evaluated and discussed the written disclosures with that firm and its independence from the Company. We also have discussed with management of the Company and the independent registered public accounting firm such other matters and received such assurances from them as we deemed appropriate.

Based on the foregoing review and discussions and relying thereon, we have recommended to the Company's Board of Directors the inclusion of the Company's audited financial statements for the year ended December 31, 2008 in the Company's Annual Report on Form 10-K for such year filed with the SEC.

Members of the Audit Committee:

Thomas W. Cason, Chairman
W. Richard Anderson
Victor E. Grijalva
Ian C. Strachan

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Listed below are the only persons who, to the knowledge of the Company, may be deemed to be beneficial owners as of March 18, 2009, of more than 5% of the Company's shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class(1)
Marsico Capital Management, LLC . . . . 1200 17th Street, Suite 1600 Denver, Colorado 80202	20,848,294(2)	6.5%

(1) The percentage indicated is based on the 319,665,056 issued and outstanding shares at March 18, 2009.

(2) The number of shares indicated is based on a statement on Schedule 13G/A filed with the SEC on February 13, 2009. According to the filing, Marsico Capital Management, LLC has sole voting power over 17,163,182 shares and sole dispositive power over 20,848,294 shares and shared voting or dispositive power over no shares.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The table below shows how many shares each of our directors and nominees, each of the named executive officers included in the summary compensation section below and all directors and executive officers as a group owned as of March 18, 2009.

Name	Shares Owned(1)(2)	Shares Subject to Right to Acquire Beneficial Ownership(3)	Total Shares Beneficially Owned(2)(3)	Percent of Class(4)
Eric B. Brown	3,875	8,894	12,769	*
Gregory L. Cauthen	3,701	9,041	12,742	*
Robert L. Long(5)	129,521	129,888	259,409	*
Steven L. Newman	16,744	47,995	64,739	*
Robert J. Saltiel	8,543	6,999	15,542	*
W. Richard Anderson	1,907	—	1,907	*
Thomas W. Cason	8,769	22,485	31,254	*
Richard L. George	8,195	3,820	12,015	*
Victor E. Grijalva(6)	19,247	46,500	65,747	*
Martin B. McNamara	16,678	41,348	58,026	*
Edward R. Muller(7)	6,553	9,117	15,670	*
Robert E. Rose	5,819	10,188	16,007	*
Robert M. Sprague	1,049	5,133	6,182	*
Ian C. Strachan	4,849	16,403	21,252	*
J. Michael Talbert(8)	3,431	3,537	6,968	*
John L. Whitmire	6,504	13,724	20,228	*
Jon A. Marshall	103,644	13,216	116,880	*
All of the persons above and other executive officers as a group (19 persons)	366,912	399,896	766,808	*

(1) The business address of each director and executive officer is c/o Transocean Management Ltd., Blandonnet International Business Center, Chemin de Blandonnet 2, Building F, 7th Floor, CH-1214 Vernier, Switzerland. None of the shares beneficially owned by our directors or executive officers are pledged as security.

(2) Includes:

	Mr. Brown	Mr. Cauthen	Mr. Long	Mr. Marshall	Mr. Newman	Mr. Saltiel	All executive officers as a group
Shares held in Employee Stock Purchase Plan	708	462	5,007	0	474	474	8,624
Shares held in 401(K) Plan	0	0	0	2,645	0	0	2,953

(3) Includes shares that may be acquired within 60 days from March 18, 2009 through the exercise of options held by Messrs. Long (103,491), Newman (34,496), Cason (22,485), George (3,820), Grijalva (24,417), McNamara (24,417), Muller (9,117), Rose (10,188), Strachan (11,270), Whitmire (12,297), Marshall (13,216), and all directors and executive officers as a group (269,215). Also includes (a) rights to acquire shares under our deferred compensation plan held by Messrs. Grijalva (16,960) and McNamara (11,798) and all directors and executive officers as a group (28,748); (b) unvested restricted shares held by Messrs. Brown (8,894), Cauthen (9,041), Long (26,397), Newman (13,499), Saltiel (6,999) and all directors and executive officers as a group (76,437), which are subject to a vesting schedule, forfeiture risk and other restrictions and over which such individuals have sole voting power but no dispositive power; (c) vested deferred units held by Messrs. Grijalva (5,133), McNamara (5,133), Sprague (5,133), Strachan (5,133), Talbert (3,537), and all directors and executive officers as a group (24,069), over which such individuals have sole voting power but no dispositive power; and (d) vested restricted stock units held by Mr. Whitmire (1,427), and all directors and officers as a group (1,427), over which he has no voting power or dispositive

power. Does not include out-of-the-money SARs held by Messrs. Anderson (6,368), Cason (7,640), George (7,640), Muller (7,640), Rose (7,640), Whitmire (7,640), and all directors and executive officers as a group (44,568). The base prices of the SARs of $90.27 per share and $107.63 per share were above the closing price for our shares on March 18, 2009 of $59.30 per share.

(4) As of March 18, 2009, each listed individual and our directors and executive officers as a group beneficially owned less than 1.0% of the outstanding shares.

(5) Includes 124,514 shares held in a joint account with his wife.

(6) Includes 1,427 shares held by his wife in her separate account.

(7) Includes 6,553 shares held in a family trust with Mr. Muller and his wife serving as trustees.

(8) Includes an aggregate of 1,629 shares held in joint accounts with his wife.

COMPENSATION DISCUSSION AND ANALYSIS

Throughout this proxy statement, the individuals who served as our Chief Executive Officer and Chief Financial Officer during fiscal 2008, as well as the other individuals named in the Summary Compensation Table on page 56, are referred to as the "named executive officers." The following Compensation Discussion and Analysis (CD&A) discusses the compensation awarded to, earned by, or paid to the named executive officers and explains the material elements of such compensation.

Guiding Principles of Our Executive Compensation Program

The goal of our executive compensation program is to attract, motivate and retain talented individuals from within and outside of our highly competitive industry to be leaders in our Company. The following are the guiding principles of our executive compensation program:

Align the interests of our executive officers with those of our shareholders by basing executive compensation on corporate performance.

We believe that the total compensation offered to each of our executive officers should be substantially linked to our success. By focusing our executive officers on the appropriate measures of success, we intend to align the interests of our executive officers with those of our shareholders. Barring any unusual transactions, the amount of equity and non-equity incentive plan compensation that each of our executive officers ultimately receives each year is structured to be directly related to our success relative to specific, pre-approved performance targets set by the Executive Compensation Committee.

Set executive compensation at competitive levels.

We believe that executive compensation must be continuously monitored to ensure that we provide the opportunity for each of our executive officers to receive competitive compensation both within our Company and as compared to our peer group. The Executive Compensation Committee annually reviews the total compensation and each component of compensation that may be paid or awarded to each of our executive officers and compares the total compensation and each component of compensation (1) internally for purposes of internal equity and (2) externally against the median amount paid to executive officers holding comparable positions at companies within our peer group to assist us in retaining our executive officers.

The Executive Compensation Committee Process and the Role of Advisors And Management

The Executive Compensation Committee of our Board of Directors, the Committee's outside compensation consultant, other outside advisors, and members of management are all involved in structuring our executive compensation program.

The Executive Compensation Committee. The Executive Compensation Committee of our Board of Directors is composed solely of Board members who (a) are not employees of the Company, (b) meet the independence requirements of the New York Stock Exchange, and (c) meet the qualifications of outside directors under Section 162(m) of the U.S. Internal Revenue Code. The Committee currently consists of four directors: John L. Whitmire (chairman), Edward R. Muller, Martin B. McNamara, and Robert M. Sprague. Mr. McNamara began serving on the Committee in December 2008, when he replaced Ian C. Strachan.

The Executive Compensation Committee is responsible for:

- Reviewing annually and approving the compensation paid to and the benefits received by the Company's executive officers;

- Annually establishing focus areas for the Company's Chief Executive Officer, annually evaluating the Chief Executive Officer's performance in light of the focus areas (with the participation of the full Board), and setting the Chief Executive Officer's compensation based on the evaluation and peer group data;
- Establishing and administering executive compensation plans or arrangements which provide benefits to executive officers of the Company in accordance with the goals and objectives of the Company as established by the Board;
- Considering and making recommendations to the Board concerning the existing executive compensation programs and changes to such programs; and
- Reviewing and discussing the Compensation Discussion and Analysis and based upon such discussion recommending to the Board that the CD&A be included in the Company's proxy statement to shareholders.

The Executive Compensation Committee may delegate any of its powers or responsibilities to a subcommittee or subcommittees composed of one or more members of the Committee provided that the decisions of such subcommittee are presented to the full Committee at its next regularly scheduled meeting. The Chief Executive Officer has been delegated authority to award restricted shares, restricted units and deferred units under the Company's Long-Term Incentive Plan to recently hired employees of the Company, excluding senior vice presidents and above and Section 16 officers of the Company, not to exceed an aggregate of 100,000 shares per calendar year. The Committee has delegated to its Chairman the authority to approve interim compensation resulting from promotions, competitive realignment, or the hiring of new executive officers (excluding the Chief Executive Officer) between meetings of the Committee, including but not limited to establishing annual base salary, annual bonus targets, long-term bonus targets and the grant of equity awards. The Committee is notified of compensation actions made by the Chief Executive Officer or the Committee's Chairman at the meeting following the date such actions are taken.

The Compensation Consultant. To assist it in meeting its responsibilities, the Executive Compensation Committee engaged Deloitte Consulting LLP ("Deloitte Consulting"), an outside consulting firm, which served as the Committee's compensation consultant throughout 2008. Our management provides input to the compensation consultant but does not direct or oversee its activities with respect to our executive compensation programs.

The compensation consultant reports to and acts at the direction of the Executive Compensation Committee. The Committee directs its compensation consultant, in the performance of the consultant's duties under its engagement, to provide certain guidance on an ongoing basis, including:

- Expertise on compensation strategy and program design;
- Information relating to the selection of the Company's peer group;
- Relevant market data and alternatives to consider when making compensation decisions;
- Assistance in establishing and updating annual and long-term incentive guidelines;
- Annual reviews of the total executive officer compensation programs;
- Assistance in preparing the total compensation "tally sheet," which is discussed below; and
- Support and advice as the Committee conducts its analysis of and makes its decisions regarding executive compensation.

The Committee does not adopt all of the compensation consultant's recommendations, but utilizes the compensation consultant's work as a check in arriving at its own judgment with respect to what it deems appropriate.

The compensation consultant regularly participates in the meetings of the Executive Compensation Committee and meets privately with the Committee at the Committee's request.

In order not to impair the independence of the compensation consultant or to create the appearance of an impairment, in February 2009 the Committee adopted a policy that the compensation consulting firm may not provide other services to the Company in excess of $100,000. Accordingly, the Committee is currently undertaking a search for a new compensation consultant.

Other Advisors. From time to time the Company engages other advisors to advise management and the Executive Compensation Committee regarding executive compensation matters. Such advisors have included, among others, the Company's outside corporate law firm to advise management and the Committee regarding various legal issues, and an outside actuarial firm to evaluate compensation programs and certain elements of compensation.

Management. Our Chief Executive Officer annually reviews the competitive pay position and the performance of each member of senior management other than himself. His own competitive pay position and performance are reviewed by the Executive Compensation Committee with participation of the non-management members of the Board. The Chief Executive Officer's conclusions and recommendations based on his reviews of the other named executive officers, including his conclusions and recommendations with respect to salary adjustments and annual award amounts, are presented to the Executive Compensation Committee. The Committee makes all compensation decisions and approves all share-based awards for the named executive officers, the positions of senior vice president and above and the Section 16 officers, but decisions regarding the non-equity compensation and, in some cases, share-based awards of other officers are made by the Chief Executive Officer. The Committee can, however, exercise its discretion in modifying any compensation adjustment or awards to any executive.

Executives in the Company's Human Resource Department assist the Chief Executive Officer with his recommendations and, with the assistance of other officers and employees as needed, develop and present other recommendations regarding compensation to the Committee. The Senior Vice President, Human Resources and I.T. and Vice President of Human Resources, and a member of our Legal Department, regularly attend Executive Compensation Committee meetings, and our Chief Executive Officer, other executives and our Chairman of the Board participate on an as-needed basis. Our executives and other employees participate in Committee discussions in an informational and advisory capacity and have no vote in the Committee's decision-making process.

The Executive Compensation Committee meets outside the presence of all of our executive officers to consider appropriate compensation for our Chief Executive Officer. For all other named executive officers, the Committee meets outside the presence of all executive officers except our Chief Executive Officer.

Business Context and Peer Group

Transocean Ltd. is the world's largest offshore oil and gas drilling contractor and the leading provider of drilling management services worldwide. Our mission is to be the premier offshore drilling company providing worldwide rig-based, well-construction services.

The offshore drilling business is highly competitive with numerous industry participants. The industry has been highly cyclical throughout its history, with periods of high demand, rig shortages and relatively high dayrates, followed by periods of low demand, excess rig availability and low dayrates. These cycles often last for years.

We compete for talent across many different sectors around the world, however our primary competitive market generally includes other companies in the energy industry (oil and gas companies, offshore drilling companies and other energy services companies). In making compensation decisions for our named executive officers, each element of their total direct compensation is compared against published compensation data (generally from proxy statements).

In December 2007, the Executive Compensation Committee, utilizing information provided by the compensation consultant, modified the composition of the peer group. The modifications reflected the significant increase in size of the Company following the Merger and were designed to ensure that the market for executives in large energy industry companies was properly represented. The peer group of companies used as an external benchmark for comparing each component of executive compensation for 2008 was:

Anadarko Petroleum Corporation
Apache Corporation
Baker Hughes Incorporated
Devon Energy Corporation
Diamond Offshore Drilling Inc.
ENSCO International Incorporated
EOG Resources, Inc.
Halliburton Company
Hess Corporation
Marathon Oil Corporation
Nabors Industries Ltd.
National-Oilwell Varco Inc.
Occidental Petroleum Corporation
Noble Corporation
Pride International, Inc.
Rowan Companies Inc.
Schlumberger Limited
Smith International, Inc.
Weatherford International Ltd.

The peer group or a smaller sub-group may be used for performance comparisons as determined by the Committee.

Executive Compensation Program Philosophy, Objectives and Design

Compensation Philosophy and Objectives. Our compensation philosophy, which is periodically reviewed and updated by the Executive Compensation Committee, is outlined below.

Element	Targeted Position	Comments
Base Salary	Market median.	Individual circumstances can allow for certain positions to be above or below the median.
Annual Bonus	Opportunity to earn total cash compensation competitive with market, with upside/downside based on performance against financial and operating metrics.	Actual payout based on performance. Metrics include both financial and operational results that drive long-term value. Current award potential ranges from 0% to 200% of target.
Total Cash Compensation	Market median.	Target performance is intended to result in median total cash compensation. Maximum performance will result in 75th percentile or higher total cash compensation. Below target performance will result in below median total cash compensation.
Long-Term Incentives (options, restricted shares and deferred units)	Market median.	Current practice is to award time-vested stock options requiring continuous employment and fully contingent deferred units that vest based on total shareholder return compared to 12 companies in our peer group. At median performance relative to this subgroup of the peer group, we provide vesting of the contingent deferred units at target, and at upper quartile performance, the maximum award vests.
Total Direct Compensation	Market median.	Ability to earn above or below market median based on performance.

We target compensation at the market median, based on peer group data, in order to remain competitive and avoid contributing to the "ratcheting-up" of executive compensation that occurs when a large number of companies all target their executive compensation at above-median levels.

To compare our named executive officers' total cash compensation (base salary and annual bonus) and long-term incentive compensation to estimated competitive market medians for corresponding positions we consider data from the peer group named above.

The data from the peer group is gathered based both on position (CEO, CFO and General Counsel) and according to pay rank for the highest-paid position, the second highest-paid position, and so forth. The Committee's compensation consultant recommended this approach because of the variations in pay based on position and the need to ensure that a sufficient number of matches exist for meaningful comparisons.

Each element of compensation and the total direct compensation for each of our named executive officers is then compared to the estimated market median for his position.

Presently, total direct compensation for our named executive officer positions ranges from approximating the competitive market median to 21.6% above that median, with an average of 4.1% above for the group. This range is due to a number of factors, including the length of time an individual has been in a position, the uniqueness of some of our positions making market comparisons somewhat imprecise, and our relative size compared to our peer group.

Within the framework of our compensation philosophy, we have developed executive compensation programs that are intended to achieve the following objectives:

- Close alignment of both cash- and share-based reward opportunities with the interests of our shareholders as supported by our mission, execution imperatives and bonus strategy;
- Maintenance of a pay-for-performance culture, including reward opportunities for exceeding specific annual and biennial goals;
- Reasonable reward opportunities that are sufficiently competitive to attract, motivate and retain superior employees in key positions; and
- A connection between compensation and the attainment of goals that is clearly visible to the participants in our compensation programs.

Compensation Program Design. The Executive Compensation Committee reviews information, including peer group and other compensation survey information developed and provided by the compensation consultant, to determine the appropriate compensation levels and mix. Although we have no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term compensation, we have designed the components of our compensation programs so that, as an executive's responsibility increases, his or her compensation mix is weighted more heavily toward performance-based and at-risk compensation and less heavily toward base salary, while at the same time remaining competitive at or near the market median. Any benefits, perquisites or discretionary cash bonuses that an executive officer may receive are not considered for purposes of this analysis. We supplement this performance-based and at-risk compensation with downside protection to minimize the turnover of executive talent and to ensure that our executives' attention remains focused on the Company's and our shareholders' interests. Such downside protection includes but is not limited to the use of change of control arrangements and severance benefits, which are discussed in more detail below.

We believe that a lack of internal pay equity among our executives would be detrimental to morale, to productivity, and, as a result, to advancing the Company's and our shareholders' interests. To that end, we have designed our compensation programs so that all executives participate in the same in-service compensation programs that our Chief Executive Officer participates in, and so that base pay and incentive reward opportunities are commensurate with the executives' relative levels of responsibility within the

Company. We test the resulting internal pay equity by making sure that our base pay and incentive award opportunities are commensurate with the base pay and reward opportunities of executives with similar responsibilities at the other companies in the peer group.

We also consider total compensation when we design our compensation programs and determine compensation levels. We developed a thorough analysis of the total value of each named executive officer's entire compensation and benefits package. That analysis resulted in a total compensation "tally sheet" containing data on all elements of compensation and benefits, including retirement plan benefits, severance benefits, and the total compensation gained through various equity grants over time. The Executive Compensation Committee annually reviews total compensation and considers it, along with the other factors noted above, when making compensation decisions. Based on its reviews of total compensation and such other factors, the Committee has concluded that the total compensation paid to the Company's executive officers, including the named executive officers, is reasonable. However, compensation practices and philosophy are an evolving practice and future changes may be made to take into account changed circumstances, practices, competitive environments and other factors.

Elements of Executive Compensation and Benefits

Elements of In-Service Compensation and Benefits. The elements of our executive in-service compensation in 2008 consisted of (a) base salaries and (b) performance-based incentive compensation in the form of annual cash bonus incentives under our Performance Award and Cash Bonus Plan, discretionary cash bonuses under our Reward and Recognition Program, and long-term incentives under our Long-Term Incentive Plan in the form of contingent deferred units and time-vested options to purchase Company shares. In addition, we provide a defined-contribution 401(k) savings plan with matching contributions from the Company and certain perquisites and other personal benefits. All of these elements of in-service compensation and benefits are discussed below. We also provide post-termination compensation and benefits, primarily through retirement plans and change of control and severance arrangements, which are discussed separately.

Base Salaries

We provide our executive officers and other employees with base salaries that provide them a minimum level of compensation for services rendered during the year. The base salaries for our executive officers, including the named executive officers, are reviewed upon a promotion or other change in job responsibility, and they are also reviewed annually, both individually and relative to other officers. Base salary adjustments are made to reflect the then competitive market. In July 2008, the Executive Compensation Committee reviewed the base salaries of the named executive officers and approved base salary increases effective July 9, 2008. In determining the increases, the Committee considered recommendations from the Chief Executive Officer, competitive compensation information based on proxy data, the job responsibilities, performance and expected future contributions of each executive, our compensation philosophy and objectives, the Company's mission and performance and the increased size of the Company following the merger with GlobalSantaFe. Considering input from Deloitte Consulting, the Committee concluded that each named executive officer's salary for 2008 was and is generally in an acceptable range around the market median for comparable positions with peer group companies and was consistent with our compensation philosophy, which calls for providing salaries at competitive market median levels.

In adjusting Mr. Long's base salary, the Board of Directors first discussed his performance relative to focus areas and objectives that had been established at the beginning of 2008. The Board noted that under Mr. Long's leadership in 2007 through mid 2008 the Company continued to progress technological development of drilling equipment and rig design, achieved excellent marketing results in terms of dayrates and building backlog, and achieved strategic initiatives such as securing contracts for technically advanced newbuilds. The Committee, whose members participated in the performance discussion with the full Board, subsequently considered the Board's assessment and Mr. Long's then-current base salary compared to market information. The Committee noted that Mr. Long's base salary was estimated at 79% of the then-current market median. The Committee also considered the Company's and Mr. Long's accomplishment of the above mentioned objectives and its own subjective assessment of his performance. In recognition of his continued strong leadership in 2007/2008 and in keeping with the philosophy of targeting the market median, the Committee increased Mr. Long's annual salary from $925,000 to $1,200,000 (29.7%) effective July 9, 2008. We estimate that Mr. Long's resulting base pay was about 102% of the then-current market median for the position of chief executive officer.

The Committee reviewed similar considerations for each of the other named executive officers, keeping in mind the targeted compensation levels in our compensation philosophy and the objectives of our compensation program.

In assessing Mr. Newman's 2008 competitive pay position and performance, the Committee noted his leadership in driving the safety culture of the Company, his leadership in technological advancements in drilling equipment and rig design and his leadership in instituting performance and asset management organizational changes. The Committee also considered that Mr. Newman's then-current annual salary was about 88% of market median. Based on its assessment, the Committee increased Mr. Newman's annual salary from $550,000 to $600,000 (9.1%) effective July 9, 2008. We estimate that Mr. Newman's resulting annual salary was about 96% of the then-current market median for the second-highest paid position.

With regard to Mr. Cauthen, the Committee considered that his then-current base pay was approximately 85% of the market median and also took into account his leadership in finance including, among other achievements, cash management and utilization, tax planning, financial planning and forecasting and various other process improvements. The Committee increased Mr. Cauthen's annual salary from $410,000 to $535,000 (30.5%) effective July 9, 2008. We estimate that Mr. Cauthen's resulting annual salary was about 110% of the then-current market median for the third-highest paid position.

Mr. Brown's 2008 competitive pay position and performance was also reviewed by the Committee. In particular, the Committee noted his role as General Counsel in developing legal strategies and solutions for the Company. Mr. Brown's competitive pay position was estimated at 94% of the then-current market median. The Committee increased his annual salary from $390,000 to $450,000 (15.4%) effective July 9, 2008. We estimate that Mr. Brown's resulting annual salary was about 108% of the then-current market median for the fourth-highest paid position.

With regard to Mr. Saltiel, the Committee primarily considered his work as the Senior Vice President of the Americas Business Unit, including his leadership in integrating the Transocean and GlobalSantaFe legacy companies after the Merger. Mr. Saltiel's annual salary was increased from $340,000 to $400,000 in connection with his promotion to Executive Vice President, Performance in May 2008. The Committee determined not to increase his salary again in July 2008 since his salary had just been increased in connection with his promotion and he was relatively new to the position. We estimate that Mr. Saltiel's annual salary resulting from his May 2008 increase was about 85% of the then-current market median for the fifth-highest paid position.

Performance-Based Incentive Compensation

Our performance-based incentive compensation is delivered through three programs: our Performance Award and Cash Bonus Plan, our Reward and Recognition Program and our Long-Term Incentive Plan. These programs are described below.

Performance Award and Cash Bonus Plan

Our Performance Award and Cash Bonus Plan ("Bonus Plan") is a goal-driven plan that gives participants, including the named executive officers, the opportunity to earn annual cash bonuses based on performance as measured against predetermined targets. Individual target award levels, expressed as percentages of the participants' base salaries, are established by the Executive Compensation Committee at the beginning of the year. The targets range from 10% of base salary for the lowest level eligible participant to 100% for the Chief Executive Officer. The target awards under the Bonus Plan, when combined with base salaries, position the executives to earn total cash compensation approximating competitive market median levels. In addition, other performance levels above and below the target provide the opportunity for executives to earn total annual cash compensation above the competitive market median when above-target performance warrants, up to a designated maximum, or the possibility of earning total annual cash compensation below the median in cases of below-target performance.

For performance during the past five years (2004-2008), the Bonus Plan paid out in excess of the target level one time and under the target level four times. The maximum payout level was not achieved during this five-year period. The payout percentages over the past five years for the named executive officers have ranged from approximately 67% to approximately 259% of the participants' target award opportunity with an average payout percentage over the past five years of 121% of the target award opportunity.

The 2008 Bonus Plan

Under the 2008 Bonus Plan, each named executive officer had a potential payout range of 0% to 200% of his individual target award level. The named executive officers' individual target award levels for 2008, which were expressed as percentages of their base salaries and were established by the Executive Compensation Committee in February 2008 to reflect their relative levels of responsibility within the Company, were: Mr. Long, 100%; Mr. Newman, 60% (increased to 75% in May 2008, in conjunction with Mr. Newman's promotion); Mr. Cauthen, 60%; Mr. Brown, 55%; and Mr. Saltiel 50% (increased to 60% in May 2008 in conjunction with Mr. Saltiel's promotion).

Payouts under the 2008 Bonus Plan were determined based on the results of five categories of performance:

- Financial Performance (based on Cash Flow Value Added ("CFVA") relative to our annual budget);
- Project Execution;
- Safety Performance;
- Merger Integration; and
- Human Resources Development.

Financial Performance. Payout of 30% of each participant's target award under the 2008 Bonus Plan was based upon the Company's achievement during 2008 in the financial performance measurement category. The Executive Compensation Committee believed this measure would be the most important financial driver of shareholder value in 2008.

Payout of the financial goal is based on a sliding scale that measures our CFVA performance for 2008 relative to our annual budget.

CFVA is equal to Net Income (Loss) before Extraordinary Items,

Plus:	Depreciation Expense,
Plus (Minus):	Net Interest (Income) Expense,
Plus (Minus):	(Gain) Loss, net of tax, on Debt Retirement or Asset Sales, Dispositions or Impairments,
Plus (Minus):	Other Unusual Items, net of tax,
Plus (Minus):	Unusual Tax Items,
Plus:	Expenditures related to Approved Long-Term Investments,
Minus:	Overhead Allocations,
Minus:	Charge for Average Capital (Weighted Average Cost of Capital multiplied by Average Capital).

Where Average Capital is equal to Total Equity,

Plus:	Total Long-Term Debt (Book Value),
Minus:	Cash and Cash Equivalents,
Minus:	Goodwill,
Plus:	Capitalized Lease Obligations under GAAP (Short and Long Term),
Minus:	Net Book Value of Fixed Assets,
Plus:	Fair Market Value of Fleet (excluding newbuilds),
Plus:	Incremental Capital Expenditures during the Year,
Minus:	Capital Expenditures related to Newbuilds and other Approved Long-Term Investments.

The Committee set a CFVA target of $2,950 million which would result in participants receiving a full payout of the target bonus amount for achieving this performance measure. In the event the CFVA was less than $2,700 million, there would be no payout for this performance measure. If the CFVA was equal to or exceeded $3,450 million, the payout would be the maximum of 200% of the target bonus amount for this performance measure. If the CFVA fell between these amounts, the payout percentage would be interpolated on a modified straight line basis that includes no significant acceleration or flattening between data points.

For 2008, CFVA was $3,036 million, which resulted in a payout of 117.2% of the target bonus amount for this performance measure.

Project Execution. The Committee recognized that project execution is a key factor in tying executive performance to shareholder value and set this measure at 20% of each participant's target award. This performance measure was based on the budgeted loss of revenue for out-of-service days and the budgeted shipyard costs for 31 key projects in 2008.

The payout of this performance measure depends on the sum of the total actual loss on revenue for out-of-service days and the total actual costs incurred on the shipyard projects in 2008 as follows:

Actual Loss of Revenue for Out-of-Service Days Plus Actual Costs on Shipyard Projects	Payout
$1,200M	200%
$1,300M	150%
$1,400M	100%
$1,600M	50%
>$1,600M	0%

Results were interpolated on a straight line basis for performance levels between the outcomes provided above.

For 2008, the total was $1,406 million, which resulted in a payout of 98.5% of the target bonus amount for this performance measure.

Safety Performance. Our business involves numerous operating hazards and we remain committed to protecting our employees, our property and our environment. Our ultimate goal is to create "an incident-free workplace—all the time, everywhere." The Committee sets our safety performance targets at high levels each year in an effort to motivate our employees to continually improve our safety performance toward this ultimate goal.

The Committee measures our safety performance through a combination of our total recordable incident rate ("TRIR"), total potential severity rate ("TPSR"), and the number of rigs accomplishing the outstanding achievement of one full year without a recordable incident. TRIR is an industry standard measure of safety performance that is used to measure the frequency of a company's recordable incidents. TRIR is measured in number of recordable incidents per 200,000 man hours worked. TPSR, on the other hand, is a proprietary safety measure that we use to monitor the total potential severity of incidents. Each incident is reviewed and assigned a number based on the impact that such incident could have had on our employees and contractors, and the total is then combined to determine the TPSR.

The Committee set our TRIR target for 2008 at 0.87 and our TPSR target at 30 (a 5% improvement over 2007 actual results), which would result in a named executive officer receiving a payout of 20% of the target bonus amount for this performance measure. For 2008, the Committee established (1) a combination of TRIR of 1.04 and TPSR of 36, at or above which a named executive officer would receive no payout for this performance measure and (2) a combination of TRIR of 0.70 and TPSR of 24, at or below which a named executive officer would receive a maximum payout of 40% of the target bonus amount for this performance measure. If our combination of TRIR and TPSR for 2008 fell between these minimum and maximum threshold amounts, the payout percentage used for purposes of the formula would be interpolated on a modified straight line basis between 0% and 40% that includes no significant acceleration or flattening between data points.

In order to reinforce our commitment to our ultimate goal of creating an incident-free workplace, the payout percentage for the safety performance measure for 2008 as determined above is multiplied by the ratio of (1) the number of rigs without a recordable incident in 2008 over (2) the number of rigs without a recordable incident in 2007. In 2008, 38 of our rigs were incident-free for the year as compared to 47 incident-free rigs in 2007 (as adjusted to include the legacy GlobalSantaFe fleet), resulting in a ratio of 0.80.

Based on the foregoing safety performance measures, the TRIR was 0.86 and the TPSR was 34.01. This combination of TRIR and TPSR resulted in an initial payout percentage of 87.125% for this performance measure. This initial payout percentage was then multiplied by 0.80 pursuant to the ratio calculation set forth above, which would have resulted in each named executive officer receiving a payout of 69.7% of the target bonus amount for this performance measure for 2008. However, during 2008, we incurred two offshore fatalities. We are committed to safety as a core value of the Company, and, accordingly, the fatalities resulted in each named executive officer receiving a payout of 0% for this performance measure.

Merger Integration. The Committee, recognizing that one of the keys to driving long-term shareholder value is the efficient, strategic and well-paced integration of the Transocean and GlobalSantaFe legacy companies, approved the addition of Merger integration to the corporate performance components and set this measure at 20% of each participant's target award. The Committee's evaluation of merger integration resulted in a payout of 150% of the target bonus amount for this performance measure. The Committee based this determination on the completion of a safety and corporate management system roll-out that was completed six months ahead of schedule, the completion of significant milestones for the integration of information technology systems ahead of schedule and the fact that the Company was on track to achieve synergy targets.

Human Resources Development. The Committee included human resources development as a performance component of our Bonus Plan for 2008 in order to provide an additional incentive to our executive officers to continue to focus on building the capabilities and performance of our people. However, unlike the other performance components of our Bonus Plan for 2008, the Committee does not have specific performance metrics to measure our performance for this component, so the Committee limited the potential payout percentage to 10% of each participant's target award. Based on its evaluation of the executive officers' performance with respect to human resources development during 2008, the Committee exercised its discretion to apply a payout of 75% of target bonus amount for this performance measure for 2008.

Actual Bonus Plan Compensation for 2008

On average, each of our named executive officers received approximately 87.4% of his targeted Bonus Plan compensation opportunity in 2008. The following payments under the Bonus Plan for the 2008 performance period were made in February 2009 to the named executive officers:

Mr. Long	$918,611
Mr. Newman	$350,438
Mr. Cauthen	$277,194
Mr. Brown	$209,706
Mr. Saltiel	$213,402

Changes for 2009

In December 2008, the Executive Compensation Committee determined the performance measures comprising the Bonus Plan for 2009. In setting the components of the Bonus Plan, the Committee added cost discipline as a specific target within the financial goals for 2009. The Committee also (1) discontinued the use of merger integration as a performance measure because it determined that the remaining system integration tasks are being performed at or above expectations, (2) discontinued human resources development as a performance measure due to the difficulty of setting meaningful quantifiable targets and (3) replaced project execution with newbuilds as a performance measure due to the substantially increased cost and revenue impact of the five newbuilds scheduled to be delivered in 2009. The weighting of each component of the target bonus award is as follows: financial (70%), safety (20%) and newbuilds (10%). The newbuild performance measure is based on forecasted capital expenditures for the Company's newbuilds from September 1, 2008 through December 31, 2009 less the operating income attributable to the newbuilds during such period.

The Committee also established the target bonus opportunities for 2009 for each of our named executive officers, which is expressed as a percentage of base salary, as follows:

Mr. Long	100%
Mr. Newman	80%
Mr. Cauthen	75%
Mr. Brown	60%
Mr. Saltiel	75%

Long-Term Incentive Plan

Under the Long-Term Incentive Plan of Transocean Ltd. (the "LTIP"), the Executive Compensation Committee can design cash and share-based incentive compensation programs to incentivize superior performance and the achievement of corporate goals by employees and others who provide key services to the Company in order to promote the growth of shareholder value and retain key talent by providing such individuals with opportunities to participate in the long-term growth and profitability of the Company.

Under the LTIP, the Executive Compensation Committee may grant participants restricted shares, deferred units, options, share appreciation rights, cash awards, performance awards, or any combination of the foregoing. In granting these awards, the Committee may establish any conditions or restrictions it deems appropriate.

The LTIP awards for our executive officers are granted annually at the Committee's February meeting at which the Committee also reviews and determines each executive officer's base salary and non-equity incentive plan compensation opportunity. The grant date for such awards is automatically set on the date of the February meeting. Prior to 2009, LTIP awards were granted annually in July. The Committee changed consideration of award grants to February in order to consider all elements of compensation at the same time and to more closely align grant dates and the beginning of performance cycles. Our executive officers have no role in setting the grant date for any awards to our named executive officers under our LTIP. The only exceptions to this timing policy are one-time sign-on awards or awards for a significant promotion, which are made at the time of such events. In determining the target value for LTIP awards made to the named executive officers, the Committee considers competitive compensation information based on proxy and survey data, internal equity, and at times individual performance of the executive officer.

Retention Award

In February 2008, the Executive Compensation Committee approved special retention awards to eligible employees as a retention tool following the Merger. The Committee structured the awards as equity in lieu of cash in order to promote alignment of employee interests with the interests of the Company's shareholders. Each of the named executive officers received an award with the exception of Messrs. Long and Marshall. The number of restricted shares granted to each such named executive officer was calculated at 150% of his base salary divided by the average of the closing price of the Company's shares for the last 30 consecutive trading days prior to February 1, 2008, or $135.74. The shares vest in one-third increments over a three-year period on the anniversary of the date of grant.

2008 Stock Option Awards

Nonqualified stock options were granted to senior management, including the named executive officers, as part of the 2008 annual long-term incentive grants, which were made in July 2008. Options were granted with an exercise price equal to the closing price of the Company's shares on July 9, 2008, or $144.32, with a three-year vesting schedule (ratably one-third each year) and a ten-year term. When determining the number of stock options to grant to senior management in the 2008 annual grant, the Committee established the target value for the employee's total long-term incentive awards, took one-half of the total target value and allocated that to stock options, and then divided the total target value for stock options by the estimated Black Scholes Merton value per option to determine the actual number of options to be granted. The initially calculated number of options was then subject to adjustment up or down based on the Committee's evaluation of the named executive officer's performance, past grant history, and other relevant factors.

2008 Contingent Deferred Units

Contingent Deferred Units ("CDUs") were granted to senior management, including the named executive officers, as part of the Company 2008 annual long-term incentive grants, which were made in July 2008. Each CDU represents one share. Each CDU granted in 2008 has a three-year performance cycle of January 1, 2008 through December 31, 2010. The number of CDUs earned by a named executive officer will be based on the total shareholder return of the Company and 12 of the companies in its peer group: Baker Hughes Incorporated, Diamond Offshore Drilling Inc., ENSCO International Incorporated, Halliburton Company, Nabors Industries Ltd., National-Oilwell Varco Inc., Noble Corporation, Pride International, Inc., Rowan Companies Inc., Schlumberger Limited, Smith International, Inc. and Weatherford International Ltd. (collectively, the "Sub-Group"). The Sub-Group was determined by the Committee based on information provided by Deloitte Consulting regarding the historical total shareholder return of the companies in the Sub-Group relative to the Company. The companies in the Peer Group with historical total shareholder returns closest to the Company's were selected for the Sub-Group. Total shareholder return through the performance cycle is based on the comparison of the average closing share price for the 30 consecutive business days prior to the start of the performance cycle and the average closing share price for the last 30 consecutive business days in the performance cycle for the Company and each of the companies in the Sub-Group. The companies are then ranked according to percentage of improvement/deterioration in share price, adjusted for dividends. The number of CDUs the named executive officer may earn is determined based on the Company's ordinal rank among the Sub-Group. Threshold performance is a rank of 10th at which 25% of the target award earned. A rank below 10th results in no awards being earned. Target performance is a rank of 7th at which 100% of the target award is earned. At maximum performance (3rd or higher) 175% of the target award is earned. Upon vesting, each CDU, together with dividend payments accrued from the end of the performance cycle through the determination date (the first 60 days of 2011) will be distributed to the named executive officer. No dividends are accrued during the performance cycle. The target value of the 2008 CDU grants to each of the named executive officers was one-half of such officer's total 2008 long-term incentive award target value. In the event of a termination of employment resulting from death, disability, retirement or at the convenience of the Company, the named executive officer receives a pro-rata portion of the CDUs. The pro-rata portion of the CDUs is determined by multiplying the number of CDUs which would have otherwise been earned had the named executive officer's employment not been terminated by a fraction, the numerator of which is the number of calendar days he was employed during the performance cycle after the grant date and the denominator of which is the total number of calendar days in the performance cycle after the grant date.

Changes for 2009

In February 2009, the Committee approved the terms and conditions of new contingent deferred unit awards and new nonqualified share option awards and the grants of such awards to the named executive officers. Certain of the terms and conditions of the awards are subject to the approval of Proposal 5. Approval of Proposal 5 would, among other things, result in the elimination of the provisions in the Long-Term Incentive Plan as it currently exists that would cause awards to vest automatically upon a change of control, regardless of whether there is an involuntary termination or a voluntary termination for good reason. In the event the shareholders fail to approve Proposal 5, the terms and conditions of these awards will be modified consistent with the Long-Term Incentive Plan as it existed prior to the proposed amendment and restatement and, accordingly, rights would vest automatically in connection with a change in control even if there is no involuntary termination of the executive officer or no voluntary termination of the executive officer for good reason.

The target LTIP award for 2009 for each of our named executive officers, which is expressed as a percentage of base salary, is as follows:

Mr. Long	635%
Mr. Newman	500%
Mr. Cauthen	400%
Mr. Brown	400%
Mr. Saltiel	400%

Savings Plan

Our U.S. Savings Plan is a tax-qualified defined contribution retirement savings plan in which all U.S. employees, including the named executive officers, are eligible to contribute up to 50% of their annual base salary up to the prescribed Internal Revenue Code annual limit ($15,500 in 2008) on a pre-tax basis or after-tax basis (if participating in the Roth 401(k)). Subject to the limitations set forth in Sections 401(a)(17), 401(m) and 415 of the Internal Revenue Code, the Company matches in cash on a pre-tax basis 100% of the first 6% of eligible base pay that is contributed to the plan by the participating employee. Participants age 50 and older, including the named executive officers who are older than 50, may also make additional "catch-up" contributions on a pre-tax and/or Roth after-tax basis each year, up to the prescribed Internal Revenue Code annual limit ($5,000 in 2008). Catch-up contributions are not matched by the Company.

Effective for Transocean employees who are hired on or after January 1, 2009, the Company's matching contributions will become vested upon completion of three years of eligible service.

- The vesting requirement will not apply to legacy Transocean employees who were hired prior to January 1, 2009.
- The vesting requirement will not apply to legacy GlobalSantaFe employees who were hired prior to January 1, 2005.
- For legacy GlobalSantaFe employees who were hired after December 31, 2004, the three-year vesting requirement that was applicable under the GlobalSantaFe 401(k) Savings Plan will continue to apply in the Transocean U.S. Savings Plan.

Withdrawals from the U.S. Savings Plan made by an employee who is less than 59½ years of age may be subject to a 10% penalty tax.

Matching contributions during 2008 to the named executive officers' U.S. Savings Plan accounts are detailed in the footnotes to the Summary Compensation Table on page 57.

Supplemental Savings Plan

In addition to our U.S. Savings Plan, which is available to all of our U.S. dollar payroll executives and certain of our non-U.S. employees who reside in the U.S., our named executive officers and certain other highly compensated employees were eligible to participate in the nonqualified, unfunded Transocean U.S. Supplemental Savings Plan ("Supplemental Savings Plan") if the amount of their eligible base pay exceeded the limits imposed by the Internal Revenue Code on the U.S. Savings Plan. Account credits made by the Company to each of our named executive officers in 2008 pursuant to the Supplemental Savings Plan are detailed in the footnotes to the Summary Compensation Table on page 57.

On December 31, 2008, the Supplemental Savings Plan was frozen. No further benefits will accrue under the plan and no new participants will be added to the plan after December 31, 2008.

Other Benefits

We provide our named executive officers with health, welfare and other benefits that we believe are reasonable and consistent with our overall compensation program. The named executive officers participate in a variety of health and welfare and paid time-off benefits, and also in the savings and retirement plans described below, all of which are designed to enable the Company to attract and retain its workforce in a competitive marketplace. The named executive officers' medical and dental benefits for themselves and their dependents are provided through the Company's self-funded Health Care Plan for employees on the same basis as other employees.

We also provide each of our officers, including both executive and non-executive officers, a life insurance benefit equal to four times covered annual earnings, capped at a maximum of $1,000,000. Our officers may purchase at their own expense an additional amount of life insurance equal to one to three times their covered annual earnings, capped at a maximum of $500,000. The combined total of life insurance that we offer our officers is limited to $1,500,000. The basic life insurance benefit that we offer our other employees is equal to two times covered annual earnings, capped at a maximum of $250,000. Our other employees may purchase at their own expense an additional amount of life insurance equal to one to five times their covered annual earnings, capped at $750,000. The combined total of life insurance that we offer our other employees is limited to $750,000.

We also provide for the continuation of base pay at the onset of illness or injury to eligible employees who are unable to perform their assigned duties due to a non-occupational personal illness or injury. Pay continuation is based on a monthly base salary, exclusive of non-equity incentive plan compensation or other extraordinary pay.

Redomestication Benefits

We expect to initially provide each of our executive officers who relocates to our principal executive offices in Switzerland the following allowances and reimbursements in connection with the Redomestication:

- a relocation package for such executive officer that includes, among other things, a lump sum relocation allowance equal to $30,000; temporary housing in Switzerland for up to six months; and standard outbound services, including a "house hunting" trip, tax preparation and financial planning services, home sales assistance, shipment of personal effects and other relocation costs;
- a housing allowance of 11,000 to 14,000 Swiss francs per month, for five years;
- a car allowance of 1,000 Swiss francs per month, for five years;

- a cost of living allowance of 15% of base pay, for five years, capped at a maximum of $75,000 per year;
- reimbursement or payment of school fees for eligible dependents under age 19; and
- a home leave allowance equivalent to a full-fare economy round-trip ticket for the employee, spouse and qualifying dependents back to their point of origin which, on average, equates to approximately $21,000 per year per executive and will continue for five years.

The amounts presented above are expected to be reviewed on an annual basis and may be adjusted accordingly based on market conditions. In addition, following the expiration of the five-year period, any or all of the foregoing allowances and reimbursements may be amended, terminated, modified and new allowances and reimbursements may be added.

We will provide tax equalization to the executive officers on the U.S. payroll so that their tax liability will be equal to their "stay at home" tax liability with respect to their base salary, annual bonus and incentive plan awards. Non-U.S. employees may choose, as an alternative to this U.S. tax equalization program, to be personally responsible for Swiss taxes on their base salary, annual bonus and incentive plan awards. The allowances and reimbursements outlined above would be grossed up to cover Swiss taxes and social security payments. Each of the executive officers will be fully reimbursed for any obligation such officer may have to pay Swiss wealth tax.

Perquisites

Each of our named executive officers may receive each year as a perquisite up to $5,000 in financial planning and tax assistance. Each of our named executive officers may also receive a club membership benefit. The amount of these perquisites that each of our named executive officers actually received in 2008 was taxable to the executive officer in 2008. Each of our named executive officers is eligible for a Company paid annual physical exam. The perquisites that each of our named executive officers actually received in 2008 are further described and quantified, as required, in the Summary Compensation Table under "Executive Compensation."

The Committee annually reviews the nature and amount of the perquisites provided to each of our executive officers to ensure that such perquisites are reasonable and competitive with industry practice.

Elements of Post-Termination Compensation and Benefits

Retirement Plans

Our senior executives, including the named executive officers, participate in the following retirement plans.

U.S. Retirement Plan

The Transocean U.S. Retirement Plan is a tax-qualified defined benefit pension plan funded through cash contributions made by the Company based on actuarial valuations and regulatory requirements. The purpose of the plan is to provide post-retirement income benefits to our U.S. employees in recognition of their long-term service to the Company. Employees working for the Company in the U.S. are fully vested after five continuous years of employment or upon reaching age 65. Benefits available to the named executive officers are no greater than those offered to non-executive participants. Employees earn the right to receive an unreduced benefit upon retirement at age 62 or older, or a reduced benefit upon early retirement (age 55). We have not granted and do not expect to grant extra years of credited service under this plan to executive officers.

Supplemental Retirement Plan

Our named executive officers and certain other highly compensated employees had the opportunity to benefit from our Supplemental Retirement Plan, which was a nonqualified, unfunded, noncontributory retirement plan. The purpose of our Supplemental Retirement Plan was to recognize an officer's service to the Company and provide supplemental post-retirement income to those individuals. Each of our officers received the standard retirement benefit available to all of our U.S. employees under our U.S. Retirement Plan. However, in the event that any officer's annual eligible compensation during any year in which he or she was a participant in the U.S. Retirement Plan, including (1) base pay, (2) non-equity incentive plan compensation and (3) discretionary cash bonuses, if any, exceeded the annual income limitation imposed by the Internal Revenue Code (which for 2008 was $230,000), such officer was eligible for additional benefits paid from our Supplemental Retirement Plan. The vesting requirements and formula used to calculate the benefits paid to the officer under our Supplemental Retirement Plan were the same as used under our U.S. Retirement Plan. The Supplemental Retirement Plan was terminated on December 31, 2008. Upon termination of the Supplemental Retirement Plan, benefits accrued under the plan were transferred to the Transocean Pension Equalization Plan. The Lump-Sum Equivalent (as that term is defined in the Supplemental Retirement Plan) of the accrued benefit of certain individuals transferred to the Transocean Pension Equalization Plan will be calculated using the interest rate in the Supplemental Retirement Plan, which was the annual interest rate equal to the yield on a new 7-12 year AA-rated general obligation tax-exempt bond as determined by Merrill Lynch & Co. (or its affiliates) and published in the Wall Street Journal.

Pension Equalization Plan

Effective January 1, 2009, the legacy GlobalSantaFe Pension Equalization Plan was amended and restated as the Transocean Pension Equalization Plan (the "PEP"), a non-qualified, non-contributory, defined-benefit plan. To the extent the annual income of an eligible employee, including the named executive officers, exceeds either the annual income limitations or the annual benefit limitations imposed by the Internal Revenue Code for purposes of calculating eligible remuneration under a qualified retirement plan (income is limited to $230,000 in 2008 and benefits are limited to $185,000 in 2008), any pension benefits attributable to such difference are paid from the PEP. As of December 31, 2008, the plan was funded at 2.8% of accrued liabilities through a rabbi trust, which means that the assets of the trust are not immune from claims of the Company's creditors in the event of our bankruptcy or insolvency. The formula used to calculate benefits under the PEP is the same as that used under the U.S. Retirement Plan. Benefits under this plan are paid in a lump sum.

Severance and Change of Control Arrangements

We believe that the interests of our shareholders are served by a limited executive change of control severance policy, as well as by the change of control provisions included in our Performance Award and Cash Bonus Plan, for those executive officers who would be integral to the success of, and are most likely to be impacted by, a change of control. An executive who receives benefits under our executive change of control policy is not eligible to receive the severance benefit payable pursuant to the Transocean Special Severance Plan for Shore-Based Employees, which is described below. An executive officer is only eligible to receive benefits under our executive change of control severance policy if we choose to terminate the executive officer or the executive officer resigns for good reason following the change of control. Currently, we have three designated executive officers (Messrs. Long, Cauthen and Brown) who are covered under our executive change of control severance policy. This policy provides that these executive officers who, within 24 months after a change of control, are terminated without cause (as defined in the policy) or leave us for good reason (as defined in the policy) will receive, in addition to compensation and benefits accrued up to the point of termination, the following:

- pro rata share of that year's target bonus, as determined by the Committee;

- a lump-sum cash severance payment equal to 2.99 times the sum of base salary and targeted award level under the Bonus Plan for such executive;
- all outstanding LTIP awards will be treated under the convenience-of-company termination provisions as provided for in the award documents and vesting of the awards would be accelerated (i.e. options would become immediately exercisable and remain exercisable for the remainder of term and the executive would be entitled to a pro-rata portion of the CDUs);
- outplacement services not to exceed 5% of the base salary of the executive;
- an additional payment to cover excise taxes imposed under Section 4999 of the Internal Revenue Code on excess parachute payments or under similar state or local law if the amount of payments and benefits subject to these taxes exceeds 110% of the safe harbor amount that would not subject the employee to these excise taxes; provided, however, that if the amount of payments and benefits subject to these taxes is less than 110% of the safe harbor amount, payments and benefits subject to these taxes would be reduced or eliminated to equal the safe harbor amount;
- for purposes of calculating the executive's benefit under the Supplemental Retirement Plan, the executive will be assumed to have three additional years of age and service credits for vesting and accrual and the executive's employment will be deemed to have continued for three years following termination at the then-current annual base salary and target bonus; and
- other benefits consistent with severance practices for non-executive employees.

In connection with the Merger, the Company adopted the Transocean Special Severance Plan for Shore-Based Employees to make severance benefits available to eligible affected employees to financially assist with their transition following involuntary termination for other than cause (as defined in the Severance Plan) during the severance protection period (November 27, 2007 through November 27, 2009). Messrs. Newman and Saltiel are eligible for the Severance Plan and would receive the following in the event of an involuntary termination under the terms of the Severance Plan:

- pro rata share of that year's targeted award level under the Bonus Plan for such executive, as determined by the Committee;
- cash severance benefit equal to two years base salary;
- an additional $2,000 lump sum;
- age, earnings and service credit under the Supplemental Retirement Plan for the two-year severance benefit period;
- all outstanding awards granted under our LTIP would be treated under the convenience-of-company termination provisions as provided for in the award documents and vesting of the awards would be accelerated (i.e. options would become immediately exercisable and remain exercisable for the remainder of term and the executive would be entitled to a pro-rata portion of the CDUs);
- continued medical and dental coverage (including dependents) at the active employee rate beginning on the termination date and continuing for two years or until the date he is eligible for other employer coverage; and
- up to $10,400 in outplacement services.

The Committee reviewed severance packages and executive change of control severance packages offered to the executive officers of each of the companies in our 2008 peer group and determined that the limited executive change of control severance package described above and the benefits available under the Severance Plan are competitive with those packages. In order for a named executive officer to receive the benefits described above, the executive must first sign a release of all claims against us and enter into a confidentiality agreement covering our trade secrets and proprietary information. We believe that in the event of a change of control, it is in the best interests of our shareholders to keep our executive officers focused on ensuring a smooth transition and a successful outcome for the combined company. We believe that by requiring both triggering events to occur (a change of control and termination) prior to our incurring these obligations, those executive officers who remain with us through a change of control will be appropriately focused while those who depart as a result of a change of control will be appropriately compensated.

For further information regarding our severance and change of control arrangements see "Potential Payments Upon Termination or Change of Control," which begins on page 64.

Limitations on Deductibility of Non-Performance Based Compensation

To the extent attributable to our U.S. subsidiaries and otherwise deductible, Section 162(m) of the U.S. Internal Revenue Code limits the tax deduction that U.S. subsidiaries can take with respect to the compensation of designated executive officers, unless the compensation is "performance-based."

Under our LTIP, the Committee has the discretion to award performance-based cash compensation that qualifies under Section 162(m) of the U.S. Internal Revenue Code based on the achievement of objective performance goals. All executive officers are eligible to receive this type of award. The Committee has determined, and may in the future determine, to award compensation that does not qualify under Section 162(m) as performance-based compensation.

Stock Ownership Requirements

We believe that it is important for our executive officers to build and maintain an appropriate minimum equity stake in the Company. We believe that requiring our executive officers to maintain such a stake helps align our executive officers' interests with the interests of our shareholders. Our equity ownership policy for 2008 and 2009 required that each of our executive officers, prior to selling any restricted shares awarded under our LTIP beginning with the grants made in 2003, must hold an interest in our shares (as determined below) equal to the lesser of (1) the value of all restricted shares or deferred units, as applicable, granted under the LTIP beginning with the grants made in 2003 or (2) the following:

- the Chief Executive Officer—five times annual base salary;
- the President, an Executive or Senior Vice President—three times annual base salary;
- a Vice President—one time annual base salary.

These thresholds are regularly reviewed by the Committee and adjusted from time to time based on industry data available to the Committee.

In order to discourage our executive officers from hedging their long positions in our shares, we have a policy that prohibits any of our executive officers from holding derivative instruments on our shares.

The forms of equity ownership that can be used to satisfy the ownership requirement include: (1) any vested or unvested shares accumulated through LTIP awards or other means and (2) the in-the-money portion of any vested, unexercised options.

For purposes of calculating the value of an executive officer's interest in our shares, the shares held by that executive are valued at the greater of (a) the closing price of the shares on the date of grant of the underlying security and (b) the average share price on the first trading day of the applicable calendar year. Should the share price later decline after a permitted sale whereby an executive officer's share ownership value falls below the required ownership value threshold set forth above, the executive officer is then precluded from further sales of shares granted under the LTIP until such time as the executive officer again meets these ownership requirements. Compliance with this policy by each executive officer is reviewed by the Committee on an annual basis, and the Committee may exercise its discretion in response to any violation of this policy to limit the eligibility for or reduce the size of any future awards to the executive officer. The Committee has never found a violation of this policy, so the Committee has not exercised its discretion in this regard.

Conclusion

We believe our overall compensation mix and levels are appropriate and provide a direct link to enhancing shareholder value, achieving our mission and business strategy, and advancing the other core principles of our compensation philosophy and objectives, including attracting, motivating and retaining the key talent needed to ensure the long-term success of the Company. We will continue to monitor current trends and issues in our competitive landscape and will modify our programs where appropriate.

EXECUTIVE COMPENSATION COMMITTEE REPORT

The Executive Compensation Committee of the Board of Directors has reviewed and discussed the above Compensation Discussion and Analysis with management. Based on such review and discussions, the Executive Compensation Committee recommended to the Company's Board of Directors that the above Compensation Discussion and Analysis be included in this proxy statement.

Members of the Executive Compensation Committee:

John L. Whitmire, Chairman
Martin B. McNamara
Edward R. Muller
Robert M. Sprague
Ian C. Strachan*

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* Mr. Strachan served on the Executive Compensation Committee through December 2008

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information about the compensation of the Company's Chief Executive Officer, Chief Financial Officer and the three other most highly compensated officers as of December 31, 2008, collectively referred to herein as the named executive officers, for each of the last three years. The Company is not a party to any employment agreements with any of our named executive officers. We also provide information about the compensation of our former President and Chief Operating Officer, who retired from the Company effective May 1, 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4) ($)	All Other Compensation ($)	Total ($)
Robert L. Long *Chief Executive Officer*	2008 2007 2006	1,051,042 933,412(6) 795,833	0 0 0	1,838,745 5,575,806 964,067	511,004 2,200,417 874,766	918,611 2,158,002 634,494	4,241,680(5) 1,206,574(5) 1,152,240(5)	59,221(7) 53,282(7) 47,935(7)	8,620,303 12,127,493 4,469,335
Gregory L. Cauthen *Senior Vice President and Chief Financial Officer*	2008 2007 2006	467,292 396,458 371,458	0 0 0	556,639 1,424,236 321,317	143,886 604,972 253,009	277,194 616,444 188,798	288,596(8) 88,128(8) 71,328(8)	25,043(9) 30,934(9) 22,976(9)	1,758,650 3,161,172 1,228,886
Steven L. Newman *President and Chief Operating Officer*	2008 2007 2006	544,583 437,917 308,750	0 0 0	827,257 1,734,146 158,939	201,713 573,555 96,130	350,438 735,678 148,242	417,954(10) 84,589(10) 73,791(10)	50,419(11) 25,899(11) 21,416(11)	2,392,364 3,591,784 807,268
Eric B. Brown *Senior Vice President, General Counsel and Assistant Corporate Secretary*	2008 2007 2006	417,500 375,000(12) 337,917	0 0 75,000(13)	523,277 1,304,241 279,247	121,029 522,740 208,299	209,706 537,611 164,640	530,262(14) 155,813(14) 146,205(14)	106,780(15) 148,779(15) 30,190(14)	1,908,554 3,044,184 1,241,498
Robert J. Saltiel *Executive Vice President, Performance*	2008	380,000	0	550,873	107,578	213,402	121,171(16)	22,113(17)	1,395,137
Jon A. Marshall *Former President and Chief Operating Officer*	2008	283,333	0	273,079(18)	0	0	0(19)	17,826,435(20)	18,382,847

(1) Represents the compensation cost recognized by the Company during such year under Statement of Accounting Standards No. 123R (Share-Based Payment) (FAS 123(R)) for restricted shares, options and deferred units granted pursuant to our Long-Term Incentive Plan (LTIP) in such year and prior years, except that unlike under FAS 123(R), the amount shown assumes that there will be no service-based forfeitures of awards. The 2007 amount includes the compensation cost associated with the acceleration of vesting of restricted shares and deferred units granted prior to July 21, 2007 as a result of the Merger, and the compensation expense with respect to the Reclassification for the July 21, 2007 restricted share grant. For a discussion of the valuation assumptions with respect to these awards, please see Note 18 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

(2) Represents the compensation cost recognized by the Company during such year under FAS 123(R) for options to purchase shares granted pursuant to our LTIP in such year and prior years, except that unlike under FAS 123(R), the amount shown assumes that there will be no service-based forfeitures of awards. The 2007 amount includes the compensation cost associated with the acceleration of vesting of all outstanding options as a result of the Merger. For a discussion of the valuation assumptions with respect to these awards, please see Note 18 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

(3) Non-Equity Incentive Plan Compensation includes annual cash bonus incentives paid to the named executive officers based on service during the year included in the table and awarded in the following year pursuant to our Performance Award and Cash Bonus Program. The Performance Award and Cash Bonus Program, including the performance targets used for 2008, is described under "Compensation Discussion and Analysis—Performance Award and Cash Bonus Plan."

(4) There are no nonqualified deferred compensation earnings included in this column because no named executive officer received above-market or preferential earnings on such compensation during 2008, 2007 or 2006.

(5) The 2008 amount includes change in qualified pension benefits of $117,346 and non-qualified pension benefits of $4,064,334. The 2007 amount includes change in qualified pension benefits of $95,488 and non-qualified pension benefits of $1,111,086. The 2006 amount includes change in qualified pension benefits of $49,970 and non-qualified pension benefits of $1,102,270.

(6) Includes payment for accrued but unused vacation to Mr. Long in the amount of $49,037.

(7) The 2008 amount includes Company contributions to Mr. Long's Transocean U.S. Savings Plan of $13,800, Company contributions to his Transocean U.S. Supplemental Savings Plan of $36,891, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $433, the total fees paid for his club membership and the cost of his annual executive physical. The 2007 amount includes Company contributions to Mr. Long's Transocean U.S. Savings Plan of $10,125, Company contributions to his Transocean U.S. Supplemental Savings Plan of $29,672, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $441, the total fees paid for his club membership and the cost of his annual executive physical. The 2006 amount includes Company contributions to Mr. Long's Transocean U.S. Savings Plan, Company contributions to his Transocean U.S. Supplemental Savings Plan of $25,913, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $358, the total fees paid for his club membership and the cost of his annual executive physical.

(8) The 2008 amount includes change in qualified pension benefits of $51,521 and non-qualified pension benefits of $237,075. The 2007 amount includes change in qualified pension benefits of $22,756 and non-qualified pension benefits of $65,372. The 2006 amount includes change in qualified pension benefits of $20,055 and non-qualified pension benefits of $51,273.

(9) The 2008 amount includes Company contributions to Mr. Cauthen's Transocean U.S. Savings Plan, Company contributions to his Transocean U.S. Supplemental Savings Plan, the life insurance premiums paid by the Company on his behalf, the tax gross up for his perquisites of $102, the total fees paid for his club membership and the cost of his annual executive physical. The 2007 amount includes Company contributions to Mr. Cauthen's Transocean U.S. Savings Plan of $9,964, Company contributions to his Transocean U.S. Supplemental Savings Plan, the life insurance premiums paid by the Company on his behalf, the tax gross up for his perquisites of $223, the total fees paid for his club membership and the cost of his annual executive physical. The 2007 amount includes Company contributions to Mr. Cauthen's Transocean U.S. Savings Plan of $9,964, Company contributions to his Transocean U.S. Supplemental Savings Plan, the life insurance premiums paid by the Company on his behalf, the tax gross up for his perquisites of $223, the total fees paid for his club membership and the cost of his annual executive physical. The 2006 amount includes Company contributions to Mr. Cauthen's Transocean U.S. Savings Plan, Company contributions to his Transocean U.S. Supplemental Savings Plan, the life insurance premiums paid by the Company on his behalf, the tax gross up for his perquisites of $92, the total fees paid for his club membership and the cost of his annual executive physical.

(10) The 2008 amount includes change in qualified pension benefits of $60,296 and non-qualified pension benefits of $357,658. The 2007 amount includes change in qualified pension benefits of $16,243 and non-qualified pension benefits of $68,346. The 2006 amount includes change in qualified pension benefits of $17,223 and non-qualified pension benefits of $56,568.

(11) The 2008 amount includes Company contributions to Mr. Newman's Transocean U.S. Savings Plan of $10,350, Company contributions to his Transocean U.S. Supplemental Savings Plan of $15,431, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $338, the total fees paid for his club membership and the cost of his annual executive physical. The 2007 amount includes Company contributions to Mr. Newman's Transocean U.S. Savings Plan of $10,125, Company contributions to his Transocean U.S. Supplemental Savings Plan, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $71 and the total fees paid for his club membership. The 2006 amount includes Company contributions to Mr. Newman's Transocean U.S. Savings Plan, Company contributions to his Transocean U.S. Supplemental Savings Plan, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $84, the total fees paid for his club membership and the cost of his annual executive physical.

(12) Includes payment for accrued but unused vacation to Mr. Brown in the amount of $19,653.

(13) Represents a discretionary cash bonus of $75,000 paid to Mr. Brown in October 2006 pursuant to our Recognition and Reward Program in recognition of his exceptional performance in connection with significant litigation against one of our competitors. None of the other named executive officers received a discretionary cash bonus for performance in 2006. None of the named executive officers received a discretionary bonus in 2007 or 2008.

(14) The 2008 amount includes change in qualified pension benefits of $97,799 and non-qualified pension benefits of $432,463. The 2007 amount includes change in qualified pension benefits of $44,578 and non-qualified pension benefits of $111,235. The 2006 amount includes change in qualified pension benefits of $55,455 and non-qualified pension benefits of $90,750.

(15) The 2008 amount includes Company contributions to Mr. Brown's Transocean U.S. Savings Plan, Company contributions to his Transocean U.S. Supplemental Savings Plan, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $21,783, the total fees paid for his club membership and the cost of his annual executive physical. The 2007 amount includes Company contributions to Mr. Brown's Transocean U.S. Savings Plan of $9,964, Company contributions to his Transocean U.S. Supplemental Savings Plan, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $1,228, the total fees paid for his club membership and the cost of his annual executive physical. Mr. Brown was on assignment to the Cayman Islands for part of 2007 and the Company provided relocation expenses of $20,000, housing allowance of $90,367, exchange rate coefficient of $5,428 and geographic coefficient of $5,577, which amounts are also included in the 2007 amount. The 2006 amount includes Company contributions to Mr. Brown's Transocean U.S. Savings Plan, Company contributions to his Transocean U.S. Supplemental Savings Plan, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $252, the total fees paid for his club membership and the cost of his annual executive physical.

(16) The 2008 amount includes change in qualified pension benefits of $31,737 and non-qualified pension benefits of $89,434.

(17) The 2008 amount includes Company contributions to Mr. Saltiel's Transocean U.S. Savings Plan, Company contributions to his Transocean U.S. Supplemental Savings Plan, the life insurance premiums paid by the Company on his behalf, the cost of his financial planning benefit, the tax gross up for his perquisites of $73, the total fees paid for his club membership and the cost of his annual executive physical.

(18) This amount is the same amount shown for Mr. Marshall on the table under "2008 Director Compensation."

(19) The 2008 amount includes a positive change in qualified pension benefits of $130,912 and a negative change in non-qualified pension benefits of $5,643,646 due to the payout of supplemental retirement benefits under the GlobalSantaFe Pension Equalization Plan in November 2008.

(20) The 2008 amount includes Company contributions to Mr. Marshall's GlobalSantaFe 401(K) Savings Plan of $13,375, the life insurance premiums paid by the Company on his behalf, a 280G tax gross up of $3,568,884, payment for accrued vacation of $32,692, salary continuation from May 2008 to December 2008 of $566,667, a lump sum severance payment of $5,100,000 and supplemental retirement benefits under the GlobalSantaFe Pension Equalization Plan of $8,558,192 paid in connection with a change of control, as a result of the Merger.

Grants of Plan-Based Awards for Fiscal Year 2008

The following table sets forth certain information concerning grants of plan-based awards for the year ended December 31, 2008 for the named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options(4) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(5) ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Robert L. Long		0	1,051,042	2,102,084							
	7/9/2008								70,244	49.32	3,464,434
	7/9/2008				6,322	25,288	44,254				3,400,983
Gregory L. Cauthen		0	317,156	634,312							
	2/12/2008							4,531			570,951
	7/9/2008								19,779	49.32	975,500
	7/9/2008				1,780	7,121	12,462				957,703
Steven L. Newman		0	400,958	801,916							
	2/12/2008							5,139			647,565
	7/9/2008								27,728	49.32	1,367,545
	7/9/2008				2,496	9,982	17,469				1,342,479
Eric B. Brown		0	239,938	479,875							
	2/12/2008							4,310			543,103
	7/9/2008								16,637	49.32	820,537
	7/9/2008				1,497	5,989	10,481				805,461
Robert J. Saltiel		0	248,333	496,665							
	2/12/2008							3,757			473,420
	7/9/2008								14,788	49.32	729,344
	7/9/2008				1,331	5,324	9,317				716,025
Jon A. Marshall	5/16/2008	0	0	0	0	0	0	1,701			273,079

(1) This column shows the amount of cash payable to the named executive officers under our Performance Award and Cash Bonus Plan. For more information regarding our Performance Award and Cash Bonus Plan, including the performance targets used for 2008, see "Compensation Discussion and Analysis—Performance Award and Cash Bonus Plan."

(2) The July 9, 2008 contingent deferred unit award is subject to a three-year performance period ending on December 31, 2010. The actual number of deferred units received will be determined in the first 60 days of 2011 and is contingent on our performance in Total Shareholder Return relative to a sub-group of our peer group. Any earned shares will vest on December 31, 2010. For more information regarding our LTIP, including the performance targets used for 2008 and the contingent nature of the awards granted under our LTIP, please read, "Compensation Discussion and Analysis—Long-Term Incentive Plan."

(3) This column shows the number of time-vested restricted shares granted to the named executive officers under the LTIP as a special retention award. For Mr. Saltiel, the shares vested on February 12, 2009. For Messrs. Brown, Cauthen and Newman, the shares vest in one-third increments over a three-year period on the anniversary of the date of grant. Mr. Long and Mr. Marshall did not receive this award. However, Mr. Marshall did receive an award of deferred units as a non-employee director, which is reflected in this column.

(4) This column shows the number of time-vested stock options granted to the named executive officers under the LTIP. The options vest in one-third increments over a three-year period on the anniversary of the date of grant and, for the contingent deferred units, is based on the maximum number of deferred units that could be earned.

(5) The fair value in this column was calculated in accordance with FAS 123(R).

Outstanding Equity Awards at Fiscal Year-End 2008

The following table sets forth certain information with respect to grants of plan-based awards at December 31, 2008 for the named executive officers.

	Option Awards						Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($/Share)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(3) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(4) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(3) ($)
Robert L. Long	103,491	70,244		$ 83.70 $144.30	07/13/06 07/09/08	07/12/16 07/08/18	26,397(1)	1,247,258	25,288	1,194,858
Gregory L. Cauthen	5,000	19,779		$ 30.67 $144.32	07/10/02 07/09/08	07/09/12 07/08/18	6,020(1) 4,531(2)	284,445 214,090	7,121	336,467
Steven L. Newman	17,248 17,248	27,728		$ 83.70 $ 73.21 $144.32	07/13/06 10/12/06 07/09/08	07/12/16 07/12/16 07/08/18	10,073(1) 5,139(2)	475,949 242,818	9,982	471,650
Eric B. Brown		16,637		$144.32	07/09/08	07/08/18	6,020(1) 4,310(2)	284,445 203,648	5,989	282,980
Robert J. Saltiel		14,788		$144.32	07/09/08	07/08/18	3,242(1) 3,757(2)	153,185 177,518	5,324	251,559
Jon A. Marshall	6,399 2,544 2,574 1,698 1			$ 46.88 $ 39.29 $ 38.83 $ 58.86 $ 58.86	03/04/02 01/21/03 01/02/04 02/28/05 02/28/05	03/04/12 01/21/13 01/02/14 02/28/15 02/28/15				

(1) Represents a time-vested restricted share unit award that was granted on July 21, 2007 and vests in one-third increments over a three-year period on the anniversary of the date of grant. One third of the award vested on July 21, 2008.

(2) Represents a time-vested restricted share retention award granted on February 12, 2008. For Messrs. Cauthen, Newman and Brown, the award vests in one-third increments over a three-year period on the anniversary of the date of grant. For Mr. Saltiel, the award vested on August 12, 2009.

(3) For purposes of calculating the amounts in these columns, the closing price of our shares on the NYSE on December 31, 2008 of $47.25 was used.

(4) This column represents the July 9, 2008 contingent deferred unit award, which is subject to a three-year performance period ending on December 31, 2010. The actual number of deferred units received will be determined in the first 60 days of 2011 and is contingent on our performance in Total Shareholder Return relative to a sub-group of our peer group. Any shares earned will vest on December 31, 2010. For more information regarding our LTIP, including the performance targets used for 2008 and the contingent nature of the awards granted under our LTIP, please read, "Compensation Discussion and Analysis—Long-Term Incentive Plan."

Option Exercises and Shares Vested for Fiscal Year 2008

The following table sets forth certain information with respect to the exercise of options and the vesting of restricted shares and deferred units, as applicable, during 2008 for the named executive officers.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert L. Long	0	0	13,198	1,919,385
Gregory L. Cauthen	0	0	3,010	437,744
Steven L. Newman	18,543	1,987,347	5,036	732,385
Eric B. Brown	0	0	3,010	437,744
Robert J. Saltiel	20,927	1,803,553	1,620	235,597
Jon A. Marshall	470,425	38,602,286	1,701(1)	87,091

(1) Represents an award of deferred units to Mr. Marshall as a non-employee director that is also shown on the table under "2008 Director Compensation."

Pension Benefits for Fiscal Year 2008

We maintain the following pension plans for executive officers and other employees that provide for post-retirement income based on age and years of service:

- Transocean U.S. Retirement Plan, and
- Transocean U.S. Supplemental Retirement Plan.

The following table and narrative disclosure set forth certain information with respect to pension benefits payable to the named executive officers pursuant to these plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Robert L. Long	Transocean U.S. Retirement Plan	30	1,249,559	0
	Transocean U.S. Supplemental Retirement Plan	30	9,955,249	0
Gregory L. Cauthen	Transocean U.S. Retirement Plan	8	165,549	0
	Transocean U.S. Supplemental Retirement Plan	8	461,022	0
Steven L. Newman	Transocean U.S. Retirement Plan	15	201,493	0
	Transocean U.S. Supplemental Retirement Plan	15	513,143	0
Eric B. Brown	Transocean U.S. Retirement Plan	14	415,727	0
	Transocean U.S. Supplemental Retirement Plan	14	965,925	0
Robert J. Saltiel	Transocean U.S. Retirement Plan	5	85,131	0
	Transocean U.S. Supplemental Retirement Plan	5	136,569	0
Jon A. Marshall	GlobalSantaFe Retirement Plan for Employees	29	819,818	47,738(1)
	GlobalSantaFe Pension Equalization Plan	29	0	15,868,373(2)

(1) Effective May 1, 2008, Mr. Marshall began receiving $5,967 per month under the GlobalSantaFe Retirement Plan for Employees.

(2) Represents a lump payment received by Mr. Marshall in November 2008 as a result of his retirement. $8,558,192 of this amount is also included in the "All Other Compensation" column in the Summary Compensation Table because it represents an amount paid in connection with a change of control, as a result of the Merger.

Transocean U.S. Retirement Plan

The Transocean U.S. Retirement Plan is a tax-qualified pension plan funded through cash contributions made by the Company based on actuarial valuations and regulatory requirements. The purpose of the plan is to provide post-retirement income benefits to employees in recognition of their long-term service to the Company. Employees working for the Company in the U.S. are fully vested after completing five years of eligible employment. Benefits available to the named executive officers are no greater than those offered to non-executive participants. Employees earn the right to receive a benefit upon retirement at the normal retirement age of 65 or upon early retirement (age 55 or older). The Company has not granted and does not expect to grant extra years of credited service under the plan to any of the named executive officers.

Credited service under the plan includes all periods of employment after June 30, 1993, except for such periods when an employee does not meet eligibility requirements under the Plan. Employees are not entitled to earn more than 30 years of credited service.

The following elements of executive compensation are included in computing the retirement benefit: base salary, non-equity incentive plan compensation and special performance cash bonuses. Retirement benefits are calculated as (1) the product of (A) each year of an employee's credited service (with a maximum of 30 years of credited service), times (B) 2.00%, times (C) the final average earnings, minus (2) the product (also referred to as the "Offset") of (A) each year of an employee's credited service (with a maximum of 30 years of credited service), times (B) 0.65%, times (C) the final average social security earnings. However, the Offset cannot be greater than one-half of the gross benefit, calculated using the lesser of the final average earnings and final average social security earnings.

If the employee elects to retire between the ages of 55 and 64, the amount of benefits is reduced; actuarial reduction factors are applied to his "gross benefit" and his final average social security earnings offset to allow for the fact that his benefit will start earlier than "normal" and will, therefore, be paid for a longer period of time.

Messrs. Long and Brown have met the eligibility requirements for "early retirement" under the plan. The gross benefit is reduced 2% per year for the first five years and 6% per year for the next five years that the early retirement date precedes the normal retirement date. The offset benefit is reduced 6.67% per year for the first five years and 3.33% per year for the next five years that the early retirement date precedes the normal retirement date.

Certain assumptions and calculation methods were used to determine the values of the pension benefits disclosed in the Pension Benefits Table above. In particular, monthly accrued pension benefits, payable at age 65, were determined as of December 31, 2008. The present value of these benefits was calculated based on assumptions used in the Company's financial statements for 2008. The key assumptions used were:

Discount rate:	6.13%
Mortality Table:	2008 417(e)
Form of Payment:	Joint & 50% Survivor Annuity
Compensation:	Base Salary + Non-Equity Incentive Plan Compensation
Retirement Age:	65

Transocean U.S. Supplemental Retirement Plan

Officers, including each of the named executive officers, are eligible to receive a benefit from the Company's nonqualified, unfunded, noncontributory Supplemental Retirement Plan if the level of their compensation would otherwise cause them to exceed the Internal Revenue Code compensation limitations imposed on the Transocean U.S. Retirement Plan. The purpose of this plan is to recognize an executive's service to the Company and provide supplemental post-retirement income to those individuals. Benefits are payable upon a participant's termination of employment, or six months after termination in the case of certain officers.

The following forms of compensation are used to calculate the supplemental benefit: base salary, non-equity incentive plan compensation and special performance cash bonuses. Benefits are not earned until the individual has five years of credited service with the Company. For the purpose of "early retirement," Messrs. Long and Brown are currently eligible to receive benefits. The formula used to calculate the plan benefit is the same as that which is used to calculate the Transocean U.S. Retirement Plan; however, earnings are not limited to the pay cap under Internal Revenue Code Section 401(a)(17) ($230,000 in 2008).

In addition, if either Mr. Newman or Mr. Saltiel is involuntarily terminated within the two-year period ending November 27, 2009 and is entitled to severance, the Supplemental Retirement Plan would provide age, earnings and service credit benefits for him during the salary continuation period after termination in which severance is paid.

Certain assumptions and calculation methods were used to determine the values of the pension benefits disclosed in the Pension Benefits Table above. In particular, monthly accrued pension benefits, payable at age 65, were determined as of December 31, 2008. The present value of these benefits was calculated based on assumptions used in the Company's financial statements for 2008. The key assumptions are:

Discount Rate:	5.96%
Mortality Table:	2008 417(e)
Form of Payment:	Lump Sum
Lump Sum Rate:	Discount Rate minus 2.25%
Compensation:	Base Salary + Non-Equity Incentive Plan Compensation
Retirement Age:	65

GlobalSantaFe Retirement Plan for Employees and GlobalSantaFe Pension Equalization Plan

GlobalSantaFe sponsored the tax-qualified, non-contributory, defined-benefit GlobalSantaFe Retirement Plan for Employees and maintained the non-qualified, non-contributory, defined-benefit GlobalSantaFe Pension Equalization Plan, each of which were assumed by us in connection with the Merger. Mr. Marshall was the only named executive officer who participated in these plans. Effective January 1, 2009, the GlobalSantaFe Retirement Plan for Employees was merged with the Transocean U.S. Retirement Plan, and the GlobalSantaFe Pension Equalization Plan was amended and restated as the Transocean Pension Equalization Plan. See "Compensation Discussion and Analysis—Elements of Post-Termination Compensation and Benefits—Retirement Plans—Pension Equalization Plan" for more information about the Transocean Pension Equalization Plan.

Nonqualified Deferred Compensation for Fiscal Year 2008

The following table and narrative disclosure set forth certain information with respect to nonqualified deferred compensation payable to the named executive officers. All nonqualified deferred compensation plan benefits are payable in cash from the Company's general assets.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY(1) ($)	Aggregate Earnings in Last FY(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(3) ($)
Robert L. Long	0	36,947	13,763	0	279,612
Gregory L. Cauthen	0	10,678	(77,413)	0	153,772
Steven L. Newman	0	15,431	1,211	0	34,143
Eric B. Brown	0	8,438	2,821	0	59,024
Robert J. Saltiel	0	6,638	590	0	16,544
Jon A. Marshall	0	0	(229,836)	0	305,138

(1) Represents amounts credited by the Company under the Transocean U.S. Supplemental Savings Plan on the named executive officer's behalf in 2008.

(2) Represents earnings in 2008 on balances in the Transocean U.S. Supplemental Savings Plan by Messrs. Long, Newman, Brown and Saltiel. The net loss for Mr. Cauthen in 2008 is due to a loss on balances in the Transocean Deferred Compensation Plan, partially offset by earnings on balances in the Transocean U.S. Supplemental Savings Plan. The net loss for Mr. Marshall is due to a loss on the balance in the GlobalSantaFe Key Executive Deferred Compensation Plan.

(3) Represents balance as of December 31, 2008 remaining in the Transocean U.S. Supplemental Savings Plan for Messrs. Long, Newman, Brown and Saltiel and in the GlobalSantaFe Key Executive Deferred Compensation Plan for Mr. Marshall. Mr. Cauthen's aggregate balance as of December 31, 2008 includes his remaining balances in both the Transocean U.S. Supplemental Savings Plan and the Transocean Deferred Compensation Plan.

Transocean U.S. Supplemental Savings Plan

The named executive officers and certain other highly compensated employees are eligible to participate in the nonqualified, unfunded Transocean U.S. Supplemental Savings Plan if the level of their base salaries would otherwise cause them to exceed the contribution limits imposed by the Internal Revenue Code on the Transocean U.S. Savings Plan. Base pay is used to calculate the benefit. The Company maintains on its books an account for each participant to whom it credits (1) the amount of any Company matching contributions which are not paid to the Transocean U.S. Savings Plan due to limitations of the Internal Revenue Code, plus (2) earned interest. This interest is credited at the end of each calendar quarter and is calculated as a sum that is equal to the average balance for the quarter multiplied by one-fourth of the annual prime rate for corporate borrowers quoted by The Federal Reserve Statistical Release at the beginning of the quarter. The participant's supplemental savings benefit equals the balance recorded in his account. A participant receives a single lump sum payment of the balance at the time of such participant's termination, or six months after termination in the case of certain officers. A participant may not receive a distribution or make any withdrawals prior to such participant's termination.

Transocean Deferred Compensation Plan

Prior to December 31, 2004, eligible employees could elect to defer compensation under the Company's non-qualified deferred compensation plan. On December 31, 2004, the plan was closed to any additional contributions. Amounts previously deferred under the plan were credited to each participant's account, and participants could select from a variety of investment indices for their accounts. Participants may elect to receive a lump sum payment or an annuity upon termination. Participants may withdraw any portion or the complete balance at any time prior to termination, but any such early withdrawals are subject to a 10% penalty. Mr. Cauthen was the only named executive officer in 2008 who still maintained funds in the Deferred Compensation Plan.

GlobalSantaFe Key Executive Deferred Compensation Plan

GlobalSantaFe maintained the GlobalSantaFe Key Executive Deferred Compensation Plan under which certain employees could voluntarily defer a portion of their base salary and bonuses. We assumed the plan in connection with the Merger. Mr. Marshall was the only named executive officer who participated in this plan. On January 1, 2008, the plan was closed to any new participants.

Potential Payments Upon Termination or Change of Control

The following tables and narrative disclosure set forth, as of December 31, 2008, certain information with respect to compensation that would be payable to the named executive officers, other than Mr. Marshall, upon a variety of termination or change of control scenarios. Mr. Marshall retired from employment with the Company effective May 1, 2008, and his retirement was treated as a termination in connection with a change of control. As a result, a table reflecting the benefits relating only to his actual termination follows the tables for the other named executive officers.

	Mr. Long ($)	Mr. Cauthen ($)	Mr. Newman ($)	Mr. Brown ($)	Mr. Saltiel ($)
I. Involuntary Not-for-Cause Termination					
Cash Severance Payment(1)	7,176,000	2,799,388	1,202,000	2,152,800	726,128
Deferred Compensation Plan(2)	0	93,802	0	0	0
Non-Equity Incentive Plan Compensation(1)	1,200,000	401,250	480,000	270,000	300,000
Outplacement Services(1)	60,000	26,750	10,400	22,500	10,400
U.S. Supplemental Retirement Plan(3)	17,156,882	1,313,923	933,833	2,171,507	282,727
Equity Incentive Plan Compensation under our LTIP					
2008 Stock Options(4)	0	0	0	0	0
2008 Special Retention Award(5)	0	214,090	242,818	203,648	177,518
2008 Contingent Deferred Unit Award(6)	1,194,558	336,467	471,650	282,980	251,559
2007 Restricted Stock Award(7)	1,247,258	284,445	475,949	284,445	153,185
Supplemental Savings Plan(8)	279,612	59,970	34,142	59,024	16,544
Welfare Payment(9)	13,567	20,399	21,181	20,399	18,699
Total Involuntary Not-for-Cause Severance Potential Payments	28,328,177	5,550,484	3,871,973	5,467,303	1,936,760

(1) Because the Merger constituted a "change of control" and, therefore, any involuntary not-for-cause termination as of December 31, 2008 would have been treated as a termination in connection with a change in control for purposes of the policy and the plans, the lump sum cash severance payment represents benefits that would have been received by Messrs. Long, Cauthen and Brown under the executive change in control policy and the Performance Award and Cash Bonus Plan and by Messrs. Newman and Saltiel under the Transocean Special Severance Plan for Shore-Based Employees and the Performance Award and Cash Bonus Plan.

(2) Mr. Cauthen is the only named executive officer who maintained a balance in the Deferred Compensation Plan at December 31, 2008. Assuming, for purposes of this table, that Mr. Cauthen's involuntary not-for-cause termination occurred on December 31, 2008, he would receive this balance in a lump sum cash payment paid by the Company.

(3) Messrs. Long and Brown are the only named executive officers who had satisfied the age (at least 55 years of age) and service (at least 5 years of credited service) requirements under the Supplemental Retirement Plan as of December 31, 2008 and were therefore eligible to receive actual payments under the plan as of December 31, 2008. Messrs. Long and Brown each could have received their respective supplemental retirement benefits through a lump sum payment after a six-month waiting period following termination. The amount of supplemental retirement benefits included in the table for each of Messrs. Cauthen, Newman and Saltiel represent the present value of those benefits which would not have been payable as of December 31, 2008

but would be payable once the applicable named executive officer reaches 55 years of age (including any age credit under the executive change of control policy).

(4) The terms and conditions of the non-qualified option awards provide that upon an involuntary convenience of the Company termination, any unvested options terminate as of the date of termination.

(5) The February 2008 Special Retention Awards are time-vested awards, which vest in equal installments over three years, on the first, second and third anniversaries of the date of grant. Upon an involuntary convenience of the Company termination all of the restricted shares would vest.

(6) The 2008 Contingent Deferred Unit Award ("CDU") is based upon the achievement of a performance standard over a three-year period ending on December 31, 2010. The actual number of deferred units received will be determined in the first 60 days of 2011, and is contingent on our performance in Total Shareholder Return relative to a sub-group of our peer group. Upon an involuntary convenience of the Company termination, the named executive officers receive a pro-rata portion of the CDUs. The pro-rata portion of the CDUs is determined by multiplying the number of CDUs which would have otherwise been earned had the named executive officer's employment not been terminated by a fraction, the numerator of which is the number of calendar days he was employed during the performance cycle after the grant date and the denominator of which is the total number of calendar days in the performance cycle after the grant date.

(7) Restricted shares granted in 2007 are time-vested awards, which vest in equal installments over three years, on the first, second and third anniversaries of the date of grant. Upon an involuntary convenience of the Company termination all of the restricted shares would vest.

(8) Each named executive officer's supplemental savings benefit is equal to the balance, which includes interest, recorded in his account as of December 31, 2008. Each named executive officer is eligible to receive a single lump sum payment of the balance after a six-month waiting period after his termination. A participant may not receive a distribution or make any withdrawals prior to his termination.

(9) Each named executive officer would receive continuation of coverage under the Company's medical and dental insurance plans for the lesser of two years or until he obtains other employment providing such benefits.

	Mr. Long ($)	Mr. Cauthen ($)	Mr. Newman ($)	Mr. Brown ($)	Mr. Saltiel ($)
II. Voluntary Termination					
Deferred Compensation Plan	0	93,802	0	0	0
U.S. Supplemental Retirement Plan	9,955,249	461,022	513,143	965,925	136,569
Equity Incentive Plan Compensation under our LTIP					
2008 Stock Options	0	0	0	0	0
2008 Special Retention Award	0	0	0	0	0
2008 Contingent Deferred Unit Award(1)	231,053	0	0	54,716	0
2007 Restricted Stock Award	0	0	0	0	0
Supplemental Savings Plan	279,612	59,970	34,142	59,024	16,544
Total Voluntary Termination Potential Payments	10,465,914	614,794	547,285	1,079,665	153,113

(1) The 2008 CDU awards contain a Rule of 70 provision, which provides that a pro rata portion of this award will vest upon the retirement of a named executive officer who has reached the minimum age of 55 and has accumulated years of service time to equal 70. Messrs. Long and Brown would satisfy the requirements of the Rule of 70, so, for purposes of this award in the table above, they have been treated as if they retired and were entitled to a pro-rata portion of the award.

	Mr. Long ($)	Mr. Cauthen ($)	Mr. Newman ($)	Mr. Brown ($)	Mr. Saltiel ($)
III. Retirement(1)					
Deferred Compensation Plan	0	93,802	0	0	0
Non-Equity Incentive Plan Compensation	1,200,000	401,250	480,000	270,000	300,000
U.S. Supplemental Retirement Plan(2)	9,955,249	0	0	965,925	0
Equity Incentive Plan Compensation under our LTIP					
2008 Stock Options	0	0	0	0	0
2008 Special Retention Award	0	0	0	0	0
2008 Contingent Deferred Unit Award(3)	231,053	0	0	54,716	0
2007 Restricted Stock Award	0	0	0	0	0
Supplemental Savings Plan	279,612	59,970	34,142	59,024	16,544
Total Voluntary Termination Potential Payments	11,665,914	555,022	514,142	1,349,665	316,544

(1) Messrs. Cauthen, Newman and Saltiel have not reached at least 55 years of age as of December 31, 2008 and are therefore not eligible for early retirement or normal retirement (age 65) under the U.S. Supplemental Retirement Plan.

(2) Messrs. Long and Brown were over 55 years of age as of December 31, 2008 and are therefore eligible for early retirement under our U.S. Supplemental Retirement Plan. They would have been eligible to receive the same potential supplemental retirement and supplemental savings payments under this "III. Retirement" scenario as they would have received under the "II. Voluntary Termination" scenario described above.

(3) The treatment of CDU awards upon retirement would be the same as the treatment described under "II. Voluntary Termination" above.

	Mr. Long ($)	Mr. Cauthen ($)	Mr. Newman ($)	Mr. Brown ($)	Mr. Saltiel ($)
IV. Termination in Connection with a Change of Control					
Cash Severance Payment(1)(2)	7,176,000	2,799,388	1,202,000	2,152,800	726,128
Deferred Compensation Plan(3)	0	93,802	0	0	0
Non-Equity Incentive Plan Compensation(1)	1,200,000	401,250	480,000	270,000	300,000
Outplacement Services(1)	60,000	26,750	10,400	22,500	10,400
U.S. Supplemental Retirement Plan	17,156,882	1,313,923	933,833	2,171,507	282,727
Equity Incentive Plan Compensation under our LTIP					
2008 Stock Options(4)	0	0	0	0	0
2008 Special Retention Award(4)	0	214,090	242,818	203,648	177,518
2008 Contingent Deferred Unit Award(5)	1,194,858	336,467	471,650	282,980	251,559
2007 Restricted Stock Award(6)	1,247,258	284,445	475,949	284,445	153,185
Supplemental Savings Plan(3)	279,612	59,970	34,142	59,024	16,544
Welfare Payment(7)	13,567	20,399	21,181	20,399	18,699
Excise Tax Gross-Up(1)	0	0	0	0	0
Total Change of Control Termination Potential Payments	28,328,177	5,550,484	3,871,973	5,467,303	1,936,760

(1) Messrs. Long, Cauthen and Brown are each covered by our executive change of control policy (which includes, among other things, a cash severance payment, non-equity incentive plan compensation, additional supplemental retirement plan benefits,

outplacement services and excise tax gross-ups) that is described under "Compensation Discussion and Analysis—Severance and Change of Control Arrangements." The potential lump sum payments made to these named executive officers set forth in this table assume that the named executive officers are terminated (other than "for cause") or leave us for "good reason" within 24 months after a "change of control" (as such terms are defined in our executive change of control policy) and termination occurs on December 31, 2008. The Merger constituted a "change of control" for purposes of our executive change of control policy.

(2) Messrs. Newman and Saltiel are not covered by our executive change of control policy but are covered under the Transocean Special Severance Plan for Shore-Based Employees. They would receive the same potential payments under this "IV. Termination in Connection with a Change of Control" scenario that they would have received under the "I. Involuntary Not-for-Cause Termination" scenario described above.

(3) Each named executive officer would be eligible to receive the same potential deferred compensation and supplemental savings payments as contemplated under the "I. Involuntary Not-for-Cause Termination" scenario described above.

(4) The unvested portions of the 2008 stock options and 2008 special retention award vest immediately upon a change of control.

(5) Each named executive officer is entitled to the number of deferred units equal to the target award for the 2008 CDUs upon a change of control.

(6) The unvested portion of the July 2007 restricted shares granted under our LTIP would vest in the same way as contemplated under the "I. Involuntary Not-for-Cause Termination" scenario described above.

(7) Each named executive officer would receive continuation of coverage under the Company's medical and dental insurance plans for the lesser of two years or until he obtains other employment providing such benefits.

	Mr. Long ($)	Mr. Cauthen ($)	Mr. Newman ($)	Mr. Brown ($)	Mr. Saltiel ($)
V. Death					
Deferred Compensation Plan(1)	0	93,802	0	0	0
Non-Equity Incentive Plan Compensation(2)	1,200,000	401,250	480,000	270,000	300,000
U.S. Supplemental Retirement Plan	5,966,183	264,495	294,397	673,460	78,351
Equity Incentive Plan Compensation under our LTIP					
2008 Stock Options(3)	0	0	0	0	0
2008 Special Retention Award(3)	0	214,090	242,818	203,648	177,518
2008 Contingent Deferred Unit Award(4)	231,053	65,063	91,193	54,716	48,668
2007 Restricted Stock Award(5)	1,247,258	284,445	475,949	284,445	153,185
Supplemental Savings Plan(1)	279,612	59,970	34,142	59,024	16,544
Life Insurance Proceeds(6)	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
Total Death Potential Payments	9,924,106	2,383,115	2,618,499	2,545,293	1,774,266

(1) Each named executive officer would be eligible to receive the same potential deferred compensation and supplemental savings payments as contemplated under the "I. Involuntary Not-for-Cause Termination" scenario described above.

(2) Each named executive officer's beneficiary would receive the pro rata share of the deceased's targeted non-equity incentive plan compensation for 2008. If the named executive officer died on December 31, 2008, then this pro rata share would be equal to 100% of such named executive officer's targeted non-equity compensation for 2008.

(3) The unvested portions of the 2008 stock options and 2008 special retention award vest immediately upon death.

(4) The beneficiary of each named executive officer is entitled to the number of deferred units equal to the target award for the 2008 CDUs upon such named executive officer's death.

(5) The unvested portion of the July 2007 restricted shares granted under our LTIP would vest in the same way as described under the "I. Involuntary Not-for-Cause Termination" scenario described above.

(6) We provide each of our named executive officers with a life insurance benefit equal to four times covered annual earnings, capped at a maximum of $1,000,000. Mr. Newman is the only named executive officer as of December 31, 2008 who had elected (at his own expense) to purchase an additional $500,000 of life insurance, which brings the total life insurance proceeds payable upon such officer's death up to our allowed maximum of $1,500,000.

	Mr. Long ($)	Mr. Cauthen ($)	Mr. Newman ($)	Mr. Brown ($)	Mr. Saltiel ($)
VI. Disability					
Deferred Compensation Plan(1)	0	93,802	0	0	0
Non-Equity Incentive Plan Compensation(1)	1,200,000	401,250	480,000	270,000	300,000
U.S. Supplemental Retirement Plan	9,955,249	461,022	513,413	965,925	136,569
Equity Incentive Plan Compensation under our LTIP					
2008 Stock Options(2)	0	0	0	0	
2008 Special Retention Award(2)	0	214,090	242,818	203,648	177,518
2008 Contingent Deferred Unit Award(3)	231,053	65,063	91,193	54,716	48,668
2007 Restricted Stock Award(4)	1,247,258	284,445	475,949	284,445	153,185
Supplemental Savings Plan(1)	279,612	59,970	34,142	59,024	16,544
Disability Benefits(5)	0	0	0	0	0
Total Disability Potential Payments	12,913,172	1,579,642	1,837,245	1,837,758	832,484

(1) Each of the potential deferred compensation, non-equity incentive plan compensation and supplemental savings payments under this "VI. Disability" scenario would be the same as contemplated under the "V. Death" scenario described above, except that the payments under this "VI. Disability" scenario would be paid directly to Mr. Cauthen instead of his beneficiary.

(2) The unvested portions of the 2008 stock options and 2008 special retention award vest immediately upon disability.

(3) Each named executive officer is entitled to the number of deferred units equal to the target award for the 2008 CDUs upon disability.

(4) The unvested portion of the July 2007 restricted shares granted under our LTIP would vest in the same way as contemplated under the "I. Involuntary Not-for-Cause Termination" scenario described above.

(5) None of our named executive officers is eligible for any disability benefits beyond those benefits that are available generally to all of our salaried employees. The standard disability benefits that our named executive officers would receive in the event of their disability are described under "Compensation Discussion and Analysis—Other Benefits."

The following table describes severance payments and other benefits to Mr. Marshall in connection with his retirement from employment with the Company effective May 1, 2008.

	Termination in Connection with a Change of Control	
Severance Payments		
Salary(1)	$ 2,550,000	
Lump Sum(2)	5,100,000	
Retirement Benefits(3)		
GlobalSantaFe Retirement Plan for Employees	5,967	per month
GlobalSantaFe Pension Equalization Plan	15,868,373	lump sum
Welfare Payment(4)	36,223	
Equity Incentive Plan Compensation under our LTIP(5)		
Deferred Units	87,091	
280G Excise Tax Gross-Up	3,568,884	

(1) Three times annual base salary paid over a three-year period, the commencement of which was delayed until November 1, 2008, in order to comply with Section 409A of the Code.

(2) A lump sum equal to the sum of three times Mr. Marshall's highest bonus received.

(3) The benefit from the GlobalSantaFe Retirement Plan for Employees includes service through Mr. Marshall's retirement date of May 1, 2008. The benefit from the GlobalSantaFe Pension Equalization Plan includes additional service through the salary continuation period, which ends on April 30, 2011. The present value of the GlobalSantaFe Pension Equalization Plan benefits was discounted back to November 1, 2008.

(4) This amount consists of the cost to the Company of Mr. Marshall's welfare benefits during the salary continuation pay period.

(5) This amount consists of only the incremental benefit attributable to the acceleration of the unvested equity awards resulting from Mr. Marshall's resignation from the Board of Directors on December 18, 2008. Accordingly, the amount does not include the value of equity awards that vested prior to this date. The value of the accelerated equity award was determined using the average of the high and low sales prices of our shares on the date of Mr. Marshall's resignation from the Board of Directors, of $51.20.

CERTAIN TRANSACTIONS

We own a 50 percent interest in Overseas Drilling Limited ("ODL"), an unconsolidated Liberian joint venture company. ODL owns the drillship, Joides Resolution, for which we provide certain operational and management services. In 2008, we earned $2 million for those services. Siem Offshore Inc. owns the other 50 percent interest in ODL. A former director of Transocean Inc., Kristian Siem, is the chairman of Siem Offshore Inc. and is also a director and officer of ODL. Mr. Siem is also chairman and chief executive officer of Siem Industries, Inc., which owns an approximate 34 percent interest in Siem Offshore Inc.

In November 2005, we entered into a loan agreement with ODL pursuant to which we may borrow up to $8 million. ODL may demand repayment at any time upon five business days prior written notice given to us and any amount due to us from ODL may be offset against the loan amount at the time of repayment. As of February 20, 2009, no amounts were outstanding under this loan agreement.

Equity Compensation Plan Information

The following table provides information concerning securities authorized for issuance under our equity compensation plans as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	1,009,408	$72.45	7,787,160
Equity compensation plans not approved by security holders(2)(3)	—	—	—
Total	1,009,408	$72.45	7,787,160

(1) In addition to stock options, we are authorized to grant awards of restricted shares and deferred units under our Long-Term Incentive Plan, and 3,021,842 shares are available for future issuance pursuant to grants of restricted shares and deferred units under this plan.

(2) Does not include 1,528,597 shares to be issued upon the exercise of options with a weighted average exercise price of $29.66 that were granted under (a) equity compensation plans of GlobalSantaFe assumed by us in connection with the Merger, (b) our Sedco Forex Option plan in connection with our merger with Sedco Forex Holding Limited, and (c) equity compensation plans of R&B Falcon Corporation assumed by us in connection with our merger with R&B Falcon (collectively, the "Assumed Plans"). No new awards will be granted under the Assumed Plans.

(3) Does not include any shares that may be distributed under our deferred compensation plan, which has not been approved by our shareholders. Under this plan, our directors could defer any fees or retainers by investing those amounts in share equivalents or in other investments selected by the administrative committee. Amounts that are invested in the share equivalents at the time of distribution are distributed in shares. After December 31, 2005, no further deferrals may be made under the plan. As of the time immediately prior to the Merger, our directors had purchased 30,490 share equivalents under this plan. Each of the share equivalents was reclassified into 0.6996 share equivalents and $33.03 cash. Fractional share equivalents were paid in cash. The total cash consideration was used to purchase additional share equivalents using the closing price for Transocean-Cayman ordinary shares on November 27, 2007. As of December 31, 2008, our directors held 28,749 share equivalents under the plan.

PROPOSAL 7.

Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2009 and Reelection of Ernst & Young Ltd., Zurich, as the Company's Auditor Pursuant to the Swiss Code of Obligations for a Further One-Year Term

Proposal

The Board of Directors proposes that Ernst & Young LLP be appointed as the Company's independent registered public accounting firm for fiscal year 2009 and Ernst & Young Ltd., Zurich, be reelected as the Company's auditor pursuant to the Swiss Code of Obligations for a further one-year term, commencing on the day of election at the 2009 annual general meeting and terminating on the day of the 2010 annual general meeting.

Representatives of Ernst & Young LLP and Ernst & Young Ltd. will be present at the annual general meeting, will have the opportunity to make a statement and will be available to respond to questions you may ask. Information regarding the fees paid by the Company to Ernst & Young appears below.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the annual general meeting, not counting abstentions.

Recommendation

Our Board of Directors recommends a vote "FOR" the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year 2009 and the election of Ernst & Young Ltd., Zurich, as the Company's auditor pursuant to the Swiss Code of Obligations for a further one-year term, commencing on the day of election at the 2009 annual general meeting and terminating on the day of the 2010 annual general meeting.

FEES PAID TO ERNST & YOUNG

Audit Fees for Ernst & Young LLP and its affiliates for each of the fiscal years 2008 and 2007 and Audit-Related Fees, Tax Fees and Total of All Other Fees for services rendered in 2008 and 2007 are as follows, as described below:

	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	Total of All Other Fees(4)
Fiscal year 2008	$4,260,541	$647,938	$2,042,012	$38,318
Fiscal year 2007	$4,490,690	$764,926	$2,037,621	$64,935

(1) The audit fees include those associated with our annual audit, reviews of our quarterly reports on Form 10-Q, statutory audits of our subsidiaries, services associated with documents filed with the SEC and audit consultations.

(2) The audit related fees include services in connection with the Redomestication Transaction, due diligence related to mergers and acquisitions, other accounting consultations, employee benefit plan audits and attest services related to financial reporting that are not required by statute.

(3) Tax fees were for tax preparation, tax compliance and tax advice, including tax services related to our expatriate program.

(4) All other fees were for certain legislative updates and other publications and subscription services.

Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee pre-approves all auditing services, review or attest engagements and permitted non-audit services to be performed by our independent registered public accounting firm, subject to some de minimis exceptions for non-audit services which are approved by the Audit Committee prior to the completion of the annual audit. Audit-related and tax services were performed under the de minimis exception during 2007, each comprising less than one percent of the respective total audit-related and tax services fees. The Audit Committee has considered whether the provision of services rendered in 2008 other than the audit of our financial statements and reviews of quarterly financial statements was compatible with maintaining the independence of Ernst & Young LLP and determined that the provision of such services was compatible with maintaining such independence.

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services performed by the independent registered public accounting firm. The policy requires advance approval by the audit committee of all audit and non-audit work. Unless the specific service has been previously pre-approved with respect to the 12-month period following the advance approval, the Audit Committee must approve a service before the independent registered public accounting firm is engaged to perform the service. The Audit Committee has given advance approval for specified audit, audit-related and tax services for 2009. Requests for services that have received this pre-approval are subject to specified fee or budget restrictions as well as internal management controls.

OTHER MATTERS

Compensation Committee Interlocks and Insider Participation

The members of the Executive Compensation Committee of the Board of Directors during the last completed fiscal year were John L. Whitmire, Chairman, Martin B. McNamara, Edward R. Muller, Robert M. Sprague and Ian C. Strachan. Mr. Strachan served on the Executive Compensation Committee through December 2008, at which time Mr. McNamara began serving on the Executive Compensation Committee. There are no matters relating to interlocks or insider participation that we are required to report.

Section 16(a) Beneficial Ownership Reporting Compliance

Federal securities laws require the Company's executive officers and directors, and persons who own more than ten percent of the Company's shares, to file initial reports of ownership and reports of changes in ownership of the Company's equity securities with the Securities and Exchange Commission. Based solely on a review of such reports furnished to the Company and written representations that no report on Form 5 was required for 2008, the Company believes that no director, officer or beneficial owner of more than ten percent of the shares failed to file a report on a timely basis during 2008.

Solicitation of Proxies

The accompanying proxy is being solicited on behalf of the Board of Directors. The expenses of preparing, printing and mailing the proxy and the materials used in the solicitation will be borne by us. We have retained D. F. King & Co., Inc. for a fee of $9,500, plus expenses, to aid in the solicitation of proxies. Proxies may be solicited by personal interview, mail, telephone, facsimile, Internet or other means of electronic distribution by our directors, officers and employees, who will not receive additional compensation for those services. Arrangements also may be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares held by those persons, and we will reimburse them for reasonable expenses incurred by them in connection with the forwarding of solicitation materials.

Householding

The SEC permits a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more shareholders reside, you will likely be receiving only one annual report and proxy statement unless any shareholder at that address has given the broker contrary instructions. However, if any such beneficial shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, or if any such beneficial shareholder that elected to continue to receive separate annual reports or proxy statements wishes to receive a single annual report or proxy statement in the future, that shareholder should contact their broker or send a request to Investor Relations at our offices in the United States, at 4 Greenway Plaza, Houston, Texas 77046. We will deliver, promptly upon written or oral request to Investor Relations, a separate copy of the 2008 Annual Report and this proxy statement to a beneficial stockholder at a shared address to which a single copy of the documents was delivered.

Proposals of Shareholders

Shareholder Proposals in the Proxy Statement. Rule 14a-8 under the Securities Exchange Act of 1934 addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. Under Rule 14a-8, in order for your proposals to be considered for inclusion in the proxy statement and proxy card relating to our 2010 annual general meeting, your proposals must be received at our principal executive offices c/o Transocean Management Ltd., Blandonnet International Business Center, Chemin de Blandonnet 2, Building F, 7th Floor, CH-1214 Vernier, Switzerland by no later than December 10, 2009. However, if the date of the 2010 annual general meeting changes by more than 30 days from the anniversary of the 2009 annual general meeting, the deadline is a reasonable time before we begin to print and mail our proxy materials. We will notify you of this deadline in a Quarterly Report on Form 10-Q or in another communication to you. Shareholder proposals must also be otherwise eligible for inclusion.

Shareholder Proposals and Nominations for Directors to Be Presented at Meetings. If you desire to bring a matter before an annual general meeting and the proposal is submitted outside the process of Rule 14a-8, you must follow the procedures set forth in our Articles of Association. Our Articles of Association provide generally that, if you desire to propose any business at an annual meeting (including the nomination of any director), you must give us written notice at least 30 calendar days prior to the anniversary date of the proxy statement in connection with Transocean's last general meeting of shareholders; provided, however, that if the date of the general meeting of shareholders is more than 15 days before or 30 days after the anniversary date of the last annual general meeting of shareholders, such request must instead be made by the tenth day following the date on which we have made public disclosure of the date of the general meeting of shareholders. The deadline under our Articles of Association for submitting proposals will be March 10, 2010 for the 2010 annual meeting unless it is more than 15 days before or 30 days after May 15, 2010. The request must specify the relevant agenda items and motions, together with evidence of the required shareholdings recorded in the share register, as well as any other information as would be required to be included in a proxy statement pursuant to the rules of the SEC.

If you desire to nominate directors at an annual general meeting, you must give us written notice within the time period described in the preceding paragraph. If you desire to nominate directors at an extraordinary general meeting at which the Board of Directors has determined that directors will be elected, you must give us written notice by the close of business on the tenth day following our public disclosure of the meeting date. Notice must set forth:

- your name and address and the name and address of the person or persons to be nominated;
- a representation that you are a holder of record of our shares entitled to vote at the meeting or, if the record date for the meeting is subsequent to the date required for that shareholder notice, a representation that you are a holder of record at the time of the notice and intend to be a holder of record on the date of the meeting and, in either case, setting forth the class and number of shares so held, including shares held beneficially;
- a representation that you intend to appear in person or by proxy as a holder of record at the meeting to nominate the person or persons specified in the notice;
- a description of all arrangements or understandings between you and each nominee you proposed and any other person or persons under which the nomination or nominations are to be made by you;
- any other information regarding each nominee you proposed that would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and
- the consent of each nominee to serve as a director if so elected.

The Board of Directors may refuse to transact any business or to acknowledge the nomination of any person if you fail to comply with the foregoing procedures. Until November 27, 2009, the second anniversary of our merger transaction with GlobalSantaFe, our Organizational Regulations stipulate certain requirements concerning the composition of our Board. For more information on this topic, see "Corporate Governance—Special Governance Provisions Related to Our Merger Transaction with GlobalSantaFe."

You may obtain a copy of our Articles of Association and Organizational Regulations, in which these procedures are set forth, upon written request to our Corporate Secretary, Transocean Ltd., P.O. Box 10342, 70 Harbour Drive, 4th Floor, Grand Cayman, KY1-1003, Cayman Islands.

Appendix A

LONG-TERM INCENTIVE PLAN
OF
TRANSOCEAN LTD.

(As Amended and Restated as of February 12, 2009)

I. GENERAL

1.1 Purpose of the Plan

The Long-Term Incentive Plan (the "*Plan*") of Transocean Ltd., a Swiss corporation (the "*Company*"), is intended to advance the best interests of the Company and its subsidiaries by providing Directors and employees with additional incentives through the grant of options ("*Options*") to purchase registered shares, par value 15.00 Swiss francs per share of the Company ("*Shares*"), share appreciation rights ("*SARs*"), restricted Shares ("*Restricted Shares*"), deferred stock units ("*Deferred Units*"), cash performance awards ("*Cash Awards*") and performance awards ("*Performance Awards*"), thereby increasing the personal stake of such Directors and employees in the continued success and growth of the Company.

The Plan was originally effective May 1, 1993. The Plan was amended and/or restated effective March 13, 1997, March 12, 1998, January 1, 2000, May 8, 2003 and February 12, 2004 and further amended on July 21, 2007. Awards made under the Plan prior to the amendment and restatement herein continue to be governed by the terms of the applicable award agreements and the Plan as in effect immediately prior to such amendment and restatement.

The Plan was previously maintained by Transocean Inc., a company incorporated under the laws of the Cayman Islands ("*Transocean-Cayman*"). On December 18, 2008, Transocean-Cayman merged, by way of scheme of arrangement, with Transocean Cayman Ltd., a wholly-owned subsidiary of the Company, with Transocean-Cayman as the surviving entity. As a result of the merger, Transocean-Cayman became a wholly-owned subsidiary of the Company, and the Company assumed sponsorship of the Plan.

1.2 Administration of the Plan

(a) With respect to awards to employees, the Plan shall be administered by the Executive Compensation Committee or other designated committee (the "*Committee*") of the Board of Directors of the Company (the "*Board*"). The Committee shall have authority to interpret conclusively the provisions of the Plan, to adopt such rules and regulations for carrying out the Plan as it may deem advisable, to decide conclusively all questions of fact arising in the application of the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. All decisions and acts of the Committee, with respect to employees, shall be final and binding upon all affected Plan participants.

(b) With respect to awards to Eligible Directors (as defined in Section 1.3), the Plan shall be administered by the Board. The Board shall have authority to interpret conclusively the provisions of the Plan, to adopt such rules and regulations for carrying out the Plan as it may deem advisable, to decide conclusively all questions of fact arising in the application of the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. All decisions and acts of the Board, with respect to Eligible Directors, shall be final and binding upon all affected Plan participants.

1.3 Eligible Participants

Employees, including officers, of the Company and its subsidiaries, and of partnerships or joint ventures in which the Company and its subsidiaries have a significant ownership interest as determined by the Committee (all of such subsidiaries, partnerships and joint ventures being referred to as "*Subsidiaries*") shall be eligible for awards under the Plan.

Each Director of the Company who is not an officer or employee of the Company or any of its Subsidiaries (an "*Eligible Director*") shall be eligible for awards under the Plan. Notwithstanding the foregoing, any Eligible Director may decline any such award. Eligible Directors shall not be entitled to receive awards under Section 2.5 or Article IV.

An employee or Eligible Director to whom an award is granted under the Plan may be hereinafter referred to as a "*Participant.*"

1.4 Awards Under the Plan

Awards to eligible employees under the Plan may be in the form of (a) Options to purchase Shares, (b) SARs which may be either freestanding or issued in tandem with Options, (c) Restricted Shares, (d) Deferred Units, (e) Cash Awards, (g) Performance Awards, or (h) any combination of the foregoing.

Awards to Eligible Directors under the Plan may be in the form of (a) Options to purchase Shares (other than Statutory Options as defined in Section 2.5), (b) SARs which may be either freestanding or issued in tandem with Options, (c) Restricted Shares, (d) Deferred Units, (f) Performance Awards, or (g) any combination of the foregoing.

1.5 Shares Subject to the Plan

(a) The aggregate number of Shares which may be issued with respect to awards under the Plan (the "*Available Shares*") shall not exceed 35,900,000 Shares. All Shares available for awards under the Plan may be issued pursuant to statutory stock options as described in Section 2.5. Each Share issued pursuant to (i) awards of Options or SARs (including those designated as Performance Awards) granted at any time or (ii) awards of Restricted Shares or Deferred Units (including those designated as Performance Awards) granted prior to the Shareholder Effective Date shall reduce the Available Shares by one (1) full Share. Each Share issued pursuant to an award of Restricted Shares or Deferred Units (including those designated as Performance Awards) granted on or after the Shareholder Effective Date shall reduce the Available Shares by 1.68 Shares.

At no time shall the number of Shares issued plus the number of Shares estimated by the Committee (or the Board, with respect to Eligible Directors) to be ultimately issued with respect to outstanding awards under the Plan exceed the Available Shares. Shares distributed pursuant to the Plan may consist of Shares issued from authorized capital or conditioned capital or treasury shares of the Company (including, for the sake of clarity, Shares owned by any Subsidiary), as shall be determined from time to time by the Board.

(b) If any Option under the Plan shall expire, terminate or be canceled (including cancellation upon the Participant's exercise of a related SAR) for any reason without having been exercised in full, or if any Restricted Shares or Deferred Units shall be forfeited to the Company, the unexercised Options and forfeited Restricted Shares and Deferred Units shall not count against the Available Shares and shall again become available for grants under the Plan (regardless of whether the Participant received dividends or other economic benefits with respect to such Options, Restricted Shares or Deferred Units). Shares delivered under the Plan as an award or in settlement of an award issued or made (a) upon the assumption, substitution, conversion or replacement of outstanding awards under a plan or arrangement of an entity acquired in a merger or other acquisition or (b) as a post-transaction grant under such a plan or arrangement of an acquired entity shall not reduce or be counted against the Available Shares, to the extent that the exemption for transactions in connection with mergers or acquisitions from the shareholder approval requirements of the New York Stock Exchange for equity compensation plans applies. Notwithstanding the foregoing, following the Shareholder Effective Date the following Shares shall count against the Available Shares and may not again be made available for issuance as awards under the Plan: (a) Shares not issued or delivered as a result of the net settlement of an outstanding Option or SAR, (b) Shares used to pay the exercise price or withholding taxes related to an outstanding award, or (c) Shares repurchased on the open market with the proceeds of the option price.

(c) No Participant shall be granted, in any fiscal year, Options, freestanding SARs, Restricted Shares, or Deferred Units, or any combination of the foregoing, covering or relating to more than 600,000 Shares (subject to adjustment as provided in Section 6.2).

(d) The Committee may from time to time adopt and observe such rules and procedures concerning the counting of Shares against the Available Shares as it may deem appropriate, including rules more restrictive than those set forth above to the extent necessary to satisfy the requirements of any stock exchange on which the Shares are listed or any applicable regulatory requirement.

1.6 Other Compensation Programs

The existence and terms of the Plan shall not limit the authority of the Board in compensating Directors and employees of the Company and its Subsidiaries in such other forms and amounts, including compensation pursuant to any other plans as may be currently in effect or adopted in the future, as it may determine from time to time.

II. OPTIONS AND SARs

2.1 Terms and Conditions of Options

Subject to the following provisions, all Options granted under the Plan shall be in such form and shall have such terms and conditions as the Committee, in its discretion, may from time to time determine.

(a) *Option Price.* The Option price per Share shall not be less than the Fair Market Value of the Share on the date the Option is granted.

(b) *Term of Option.* The term of an Option shall not exceed ten years from the date of grant, except as provided pursuant to Section 2.1(g) with respect to the death of a Participant. No Option shall be exercised after the expiration of its term.

(c) *Exercise of Options.* Options shall be exercisable at such time or times and subject to such terms and conditions as the Committee shall specify in the Option grant. The Committee shall have discretion to, at any time, declare all or any portion of the Options held by any Participant to be immediately exercisable. An Option may be exercised in accordance with its terms as to any or all Shares purchasable thereunder.

(d) *Payment for Shares.* The Committee may authorize payment for shares as to which an Option is exercised to be made in cash, in Shares or in such other manner as the Committee in its discretion may provide. The Committee may provide for procedures to permit the payment for Shares as to which an Option is exercised to be made by use of proceeds to be received from the sale of Shares issuable pursuant to an award under the Plan.

(e) *Nontransferability of Options.* No Option or any interest therein shall be transferable by the Participant other than by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Internal Revenue Code of 1986, as amended (the "*Code*") or Title I of the Employee Retirement Income Security Act ("*ERISA*"), or the rules thereunder. During a Participant's lifetime, all Options shall be exercisable only by such Participant or by the guardian or legal representative of the Participant.

(f) *Shareholder Rights.* The holder of an Option shall, as such, have none of the rights of a shareholder.

(g) *Termination of Employment.* The Committee shall have discretion to specify in the Option grant, or an amendment thereof, provisions with respect to the period during which the Option may be exercised following the Participant's termination of employment. Notwithstanding the foregoing, the Committee shall not permit any Option to be exercised beyond the term of the Option established pursuant to Section 2.1(b), except that the Committee may provide that, notwithstanding such Option term, an Option which is outstanding on the date of a Participant's death shall remain outstanding and exercisable for up to one year after the Participant's death.

(h) *Change of Control.* The Committee shall have discretion to specify in the Option grant, or an amendment thereof, provisions with respect to the terms and conditions of acceleration of exercisability of the Option upon or following a Change of Control (as defined in Section 6.10) and to specify provisions with respect to the period during which the Option may be exercised.

2.2 SARs in Tandem with Options

The Committee may, either at the time of grant of an Option or at any time during the term of the Option, grant tandem SARs with respect to all or any portion of the Shares covered by such Option.

(a) *Exercise of SARs.* A tandem SAR may be exercised at any time the Option to which it relates is then exercisable, but only to the extent the Option to which it relates is exercisable, and shall be subject to the conditions applicable to such Option. When a tandem SAR is exercised, the Option to which it relates shall cease to be exercisable to the extent of the number of Shares with respect to which the tandem SAR is exercised. Similarly, when an Option is exercised, the tandem SARs relating to the Shares covered by such Option exercise shall terminate. Any tandem SAR which is outstanding on the last day of the term of the related Option (as determined pursuant to Section 2.1(b)) shall be automatically exercised on such date for cash without any action by the Participant.

(b) *Appreciation.* Upon exercise of a tandem SAR, the Participant shall receive, for each Share with respect to which the tandem SAR is exercised, an amount (the "*Appreciation*") equal to the amount by which the Fair Market Value of a Share on the date of exercise of the SAR exceeds the Option price per share of the Option to which the tandem SAR relates. The Appreciation shall be payable in cash, Shares, or a combination of both, at the option of the Committee, and shall be paid within 30 days of the exercise of the tandem SAR.

2.3 Freestanding SARs

The Committee may grant freestanding SARs in such form and having such terms and conditions as the Committee, in its discretion, may from time to time determine, subject to the following provisions.

(a) *Base Price and Appreciation.* Each freestanding SAR shall be granted with a base price, which shall not be less than the Fair Market Value of the Shares on the date the SAR is granted. Upon exercise of a freestanding SAR, the Participant shall receive, for each Share with respect to which the SAR is exercised, an amount (the "*Appreciation*") equal to the amount by which the Fair Market Value of a Share on the date of exercise of the SAR exceeds the base price of the SAR. The Appreciation shall be payable in cash and shall be paid within 30 days of the exercise of the SAR.

(b) *Term of SAR.* The term of a freestanding SAR shall not exceed ten years from the date of grant, except as provided pursuant to Section 2.3(f) with respect to the death of the Participant. No SAR shall be exercised after the expiration of its term. Any freestanding SAR which is outstanding on the last day of its term (as such term may be extended pursuant to Section 2.3(f)) and as to which the Appreciation is a positive number on such date shall be automatically exercised on such date for cash without any action by the Participant.

(c) *Exercise of SARs.* Freestanding SARs shall be exercisable at such time or times and subject to such terms and conditions as the Committee may specify in the SAR grant. The Committee shall have discretion to at any time declare all or any portion of the freestanding SARs then outstanding to be immediately exercisable. A freestanding SAR may be exercised in accordance with its terms in whole or in part.

(d) *Nontransferability of SARs.* No SAR or any interest therein shall be transferable by the Participant other than by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Code or Title I of ERISA, or the rules thereunder. During a Participant's lifetime, all SARs shall be exercisable only by such Participant or by the guardian or legal representative of the Participant.

(e) *Shareholder Rights.* The holder of an SAR shall, as such, have none of the rights of a shareholder.

(f) *Termination of Employment.* The Committee shall have discretion to specify in the SAR grant, or an amendment thereof, provisions with respect to the period during which the SAR may be exercised following the Participant's termination of employment. Notwithstanding the foregoing, the Committee shall not permit any SAR to be exercised beyond the term of the SAR established pursuant to Section 2.3(b), except that the Committee may provide that, notwithstanding such SAR term, an SAR which is outstanding on the date of a Participant's death shall remain outstanding and exercisable for up to one year after the Participant's death.

(g) *Change of Control.* The Committee shall have discretion to specify in the SAR grant, or an amendment thereof, provisions with respect to the terms and conditions of acceleration of exercisability of SARs upon or following a Change of Control (as defined in Section 6.10) and to specify provisions with respect to the period during which the SAR may be exercised.

2.4 Eligible Director Awards

With respect to Options and SARs awarded to Eligible Directors, the Board shall make all determinations otherwise assigned to the Committee under Article II and any reference to "employment" shall be changed to "service."

2.5 Statutory Options

Subject to the limitations on Option terms set forth in Section 2.1, the Committee shall have the authority to grant (a) incentive stock options within the meaning of Section 422 of the Code and (b) Options containing such terms and conditions as shall be required to qualify such Options for preferential tax treatment under the Code as in effect at the time of such grant. Options granted pursuant to this Section 2.5 may contain such other terms and conditions permitted by Article II of the Plan as the Committee, in its discretion, may from time to time determine, to the extent that such terms and conditions do not cause the Options to lose their preferential tax treatment. To the extent the Code and regulations promulgated thereunder require a plan to contain specified provisions in order to qualify options for preferential tax treatment, such provisions shall be deemed to be stated in the Plan. Eligible Directors shall not be entitled to receive incentive stock options as defined in Section 422 of the Code.

III. Restricted Shares and Deferred Units

3.1 Terms and Conditions of Restricted Share Awards

Subject to the following provisions, all awards of Restricted Shares under the Plan shall be in such form and shall have such terms and conditions as the Committee, in its discretion, may from time to time determine.

(a) A Restricted Share award shall specify the number of Restricted Shares to be awarded, the price, if any, to be paid by the recipient of the Restricted Shares, and the date or dates on which the Restricted Shares will vest. The vesting of Restricted Shares may be conditioned upon the completion of a specified period of employment with the Company or its Subsidiaries, upon the attainment of specified performance goals, or upon such other criteria as the Committee may determine in its sole discretion.

(b) Notwithstanding the provisions of subsection (a) above, any Restricted Share award which is a Performance Award shall not vest earlier than the first anniversary of the initial date of such award, provided that the Committee may provide for earlier vesting upon a termination of employment by reason of death, disability or retirement. Any Restricted Share award which is not a Performance Award shall not vest earlier than one-third on each of the first three anniversaries of the date of grant of such award, provided that (i) the Committee may provide for earlier vesting upon termination of employment by reason of death, disability or retirement and (ii) such restriction on vesting shall not apply to a Restricted Share award that is granted in lieu of salary or bonus. The Committee shall have discretion to specify in the Restricted Share award, or an amendment thereof, provisions with respect to the terms and conditions of acceleration of vesting of Restricted Shares upon or following a Change of Control (as defined in Section 6.10).

(c) Restricted Shares granted to a Participant shall be registered in the Participant's name either by book-entry registration or in certificate form, bearing a legend to restrict transfer of the certificate until the Restricted Shares have vested. If certificates are registered in the Participant's name, such certificates shall either be held by the Company on behalf of the Participant, or delivered to the Participant, as determined by the Committee. The Committee shall determine whether the Participant shall have the right to vote the Restricted Shares before they have vested or whether any dividends paid shall be held subject to forfeiture until the Restricted Shares are vested. No Restricted Shares may be sold, transferred, assigned, or pledged by the Participant until they have vested in accordance with the terms of the Restricted Share award. In the event of a Participant's termination of employment before all of his Restricted Shares have vested, or in the event other conditions to the vesting of Restricted Shares have not been satisfied prior to any deadline for the satisfaction of such conditions set forth in the award, the Restricted Shares which have not vested shall be forfeited and any purchase price paid by the Participant shall be returned to the Participant. At the time Restricted Shares vest, such vested Shares shall be available to the Participant (or the Beneficiary designated by such Participant in the event of death in accordance with Section 6.5), free of all restrictions, which may be accomplished in such manner as determined by the Committee, including, without limitation, through a broker selected by the Committee or by delivery of a certificate for such vested shares (contingent upon the Participant's return of any legended certificates evidencing the Restricted Shares).

3.2 Terms and Conditions of Deferred Units

(a) A "*Deferred Unit*" is a unit that is equal to one Share which is used to measure the benefits payable to a Participant under a Deferred Unit award. Each Deferred Unit award shall be subject to such terms and conditions as the Committee, in its discretion, may from time to time determine.

(b) The Deferred Unit award shall specify the number of Deferred Units awarded, the price, if any, to be paid by the recipient of the Deferred Units and the date or dates on which the Deferred Units will vest. The vesting of Deferred Units may be conditioned upon the completion of a specified period of employment with the Company or its Subsidiaries, upon the attainment of specified performance goals, or upon such other criteria as the Committee may determine in its sole discretion.

(c) Notwithstanding the provisions of subsection (b) above, any Deferred Unit award which is a Performance Award shall not vest earlier than the first anniversary of the initial date of such award, provided that the Committee may provide for earlier vesting upon a termination of employment by reason of death, disability or retirement. Any Deferred Unit award which is not a Performance Award shall not vest earlier than one-third on each of the first three anniversaries of the date of grant of such award, provided that (i) the Committee may provide for earlier vesting upon termination of employment by reason of death, disability or retirement and (ii) such restriction on vesting shall not apply to a Deferred Unit award that is granted in lieu of salary or bonus. The Committee shall have discretion to specify in the Deferred Unit award, or an amendment thereof, provisions with respect to the terms and conditions of acceleration of vesting of Deferred Units upon or following a Change of Control (as defined in Section 6.10).

(d) The Company shall set up an appropriate record (the "*Deferred Unit Ledger*") that shall from time to time reflect the name of each Participant, the number of Deferred Units awarded to him and the date or dates on which the Deferred Units will vest.

(e) The Committee shall determine whether the Participant shall have the right to receive an amount equal to dividends on the Deferred Units before they have vested. In such cases, it is intended that the amount of the payment shall be equal to the dividend that the Participant would have received had he been the owner of a number of Shares equal to the number of Deferred Units credited to him in the Deferred Unit Ledger as of the dividend record date. Notwithstanding the foregoing, no amount shall be paid to a Participant with respect to Deferred Units held by such Participant on a dividend record date but forfeited by him prior to the dividend payment date. No Shares subject to a Deferred Unit award may be sold, transferred, assigned or pledged by the Participant until the Deferred Units have vested in accordance with the terms of the Deferred Unit award. In the event of a Participant's termination of employment before all of his Deferred Units have vested, or in the event other conditions to the vesting of the Deferred Units have not been satisfied prior to any deadline for the satisfaction of such conditions set forth in the award, the Deferred Units which have not vested shall be forfeited and any purchase price paid by the Participant shall be returned to such Participant.

(f) Upon the vesting of the Deferred Units, as determined by the Committee in accordance with this Section 3.2, the number of Shares equal to the number of vested Deferred Units held by the Participant shall be delivered to such Participant (or the Beneficiary designated by such Participant in the event of death in accordance with Section 6.5), free of all restrictions.

3.3 Eligible Director Awards

With respect to Restricted Shares and Deferred Unit awards to Eligible Directors, the Board shall make all determinations otherwise assigned to the Committee under this Article III and any reference to "employment" shall be changed to "service." In addition, with respect to Eligible Directors, clause (i) of Section 3.1(b) and 3.2(c) shall include a termination of service for the convenience of the Company (as determined by the Board).

IV. CASH AWARDS

A "*Cash Award*" is a cash bonus paid solely on account of the attainment of one or more objective performance goals that have been preestablished by the Committee. Each Cash Award shall be subject to such terms and conditions, restrictions and contingencies, if any, as the Committee shall determine. Restrictions and contingencies limiting the right to receive a cash payment pursuant to a Cash Award shall be based on the achievement of single or multiple performance goals over a performance period established by the Committee. No employee shall receive payment for Cash Awards during any calendar year aggregating in excess of $5 million. Eligible Directors shall not be entitled to receive Cash Awards under this Plan.

V. PERFORMANCE AWARDS

5.1 Terms and Conditions of Performance Awards

The Committee shall have the right to designate any Option, SAR, Restricted Share award, Deferred Unit award or Cash Award as a Performance Award. The grant or vesting of a Performance Award shall be subject to the achievement of performance objectives (the "*Performance Objectives*") established by the Committee based on one or more of the following business criteria that apply to the employee, one or more business units or divisions of the Company or the applicable sector, or the Company as a whole, and if so desired by the Committee, by comparison with a peer group of companies: increased revenue; net income measures (including but not limited to income after capital costs and income before or after taxes); Share price measures (including but not limited to growth measures and total shareholder return); price per Share; market share; earnings per Share (actual or targeted growth); earnings before interest, taxes, depreciation, and amortization ("*EBITDA*"); economic value added (or an equivalent metric); market value added; debt to equity ratio; cash flow measures (including but not limited to cash flow return on capital, cash flow return on tangible capital, net cash flow and net cash flow before financing activities cash flow value added, cash flow return on market capitalization); return measures (including but not limited to return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity); operating measures (including operating income, funds from operations, cash from operations, after-tax operating income; sales volumes, production volumes and production efficiency); expense measures (including but not limited to overhead cost and general and administrative expense cost control and project management); margins; shareholder value; total shareholder return; proceeds from dispositions; total market value and corporate values measures (including ethics compliance, environmental, human resources development and safety). Unless otherwise stated, such a Performance Objective need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria).

The Committee shall have the authority to determine whether the Performance Objectives and other terms and conditions of the award are satisfied, and the Committee's determination as to the achievement of Performance Objectives relating to a Performance Award shall be made in writing. Notwithstanding the foregoing provisions, if the Committee intends for a Performance Award to be granted and administered in a manner designed to preserve the deductibility of the compensation resulting from such award in accordance with Section 162(m) of the Code, then the Performance Objectives for such particular Performance Award relative to the particular period of service to which the Performance Objectives relate shall be established by the Committee in writing (a) no later than 90 days after the beginning of such period and (b) prior to the completion of 25% of such period. The Committee shall have no discretion to modify or waive the Performance Objectives or conditions to the grant or vesting of a Performance Award unless such award is not intended to qualify as qualified performance-based compensation under Section 162(m) of the Code and the relevant award agreement provides for such discretion.

VI. ADDITIONAL PROVISIONS

6.1 General Restrictions

Each award under the Plan shall be subject to the requirement that, if at any time the Committee shall determine that (a) the listing, registration or qualification of the Shares subject or related thereto upon any securities exchange or under any applicable law, or (b) the consent or approval of any government regulatory body, or (c) an agreement by the recipient of an award with respect to the disposition of Shares is necessary or desirable (in connection with any requirement or interpretation of any applicable securities law, rule or regulation) as a condition of, or in connection with, the granting of such award or the issuance, purchase or delivery of Shares thereunder, such award may not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Committee.

Notwithstanding the foregoing, with respect to awards to Eligible Directors, the Board shall have the authority and discretion otherwise assigned to the Committee under this Section 6.1.

Notwithstanding any provision of the Plan to the contrary, the issuance of Shares in settlement of any award under the Plan shall be made in accordance with applicable law, including, to the extent applicable, payment by the Participant (or the Beneficiary designated by such Participant in the event of death in accordance with Section 6.5) to the Company of the par value of the Shares to be issued.

6.2 Adjustments for Changes in Capitalization

In the event of a scheme of arrangement, reorganization, recapitalization, share split, share dividend, combination of shares, rights offer, liquidation, dissolution, merger, demerger, conversion, consolidation, spin-off, sale of assets, payment of an extraordinary cash dividend, or any other change in or affecting the corporate structure or capitalization of the Company, the Committee (or the Board, with respect to Eligible Directors) shall make appropriate adjustment in the number and kind of shares authorized by the Plan (including any limitations on individual awards), and in the number, price or kind of shares covered by the awards and in any outstanding awards under the Plan, including, if deemed appropriate, adjustment by means of delivery of cash in an amount that the Committee (or the Board, with respect to Eligible Directors) shall determine in its sole discretion is equal to the fair market value of such awards on the date of such event, which in the case of Shares subject to Options or SARs shall be the excess of the Fair Market Value of a Share on such date over the option price or base price per Share; provided, however, that no such adjustment shall increase the aggregate value of any outstanding award. No adjustment or substitution pursuant to this Section 6.2 shall be made in a manner that results in noncompliance with the requirements of Section 409A of the Code, to the extent applicable.

6.3 Amendments

(a) The Board may amend, alter, or discontinue the Plan from time to time, but no amendment, alteration or discontinuation shall be made which would impair the rights of a Participant under any award theretofore granted without the Participant's consent, except such an amendment made to cause the Plan to comply with applicable law, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's shareholders to the extent such approval is required to satisfy Rule 16b-3 under the Securities Exchange Act or 1934, as amended (the "*Exchange Act*") or Section 162(m) of the Code, or required by applicable law, agreement or stock exchange requirements. Subject to the foregoing provisions, the Board shall have the authority to amend the Plan to take into account changes in law and tax and accounting rules as well as other developments, and to grant awards which qualify for beneficial treatment under such rules without shareholder approval.

(b) The Committee (or the Board, with respect to Eligible Directors) shall have the authority to amend any grant, prospectively or retroactively, to include any provision which, at the time of such amendment, is authorized under the terms of the Plan; however, no such amendment (i) shall cause a Performance Award intended to qualify for the Section 162(m) exemption to cease to qualify for the Section 162(m) exemption or (ii) impair the rights of any Participant without the Participant's written consent except such amendment made to cause the award to comply with applicable law, stock exchange rules or accounting rules.

(c) If a Participant has ceased or will cease to be a Director of the Company for the convenience of the Company (as determined by the Board), the Board may amend all or any portion of such Participant's awards so as to make such awards fully vested and exercisable and/or to specify a schedule upon which they become vested and exercisable, and/or to permit all or any portion of such awards to remain exercisable for such period as designated by the Board, but not beyond the expiration of the term established pursuant to Section 2.1(b) or 2.3(b), whichever is applicable. A Participant shall not participate in any deliberations or vote by the Board under this Section 6.3(c) with respect to his awards. The vesting schedule and exercise period for awards established by the Board pursuant to this Section 6.3(c) shall override the applicable provisions of Articles II and III to the extent inconsistent therewith.

6.4 Cancellation of Awards

Any award granted under the Plan may be canceled at any time with the consent of the Participant and a new award may be granted to such Participant in lieu thereof, which award may, in the discretion of the Committee, be on more favorable terms and conditions than the canceled award; provided, however, that except as provided in Section 6.2, the terms of outstanding awards may not be amended to reduce the option price or base price of outstanding Options or SARs or to cancel outstanding Options or SARs in exchange for cash, other awards or Options or SARs with an option price or base price that is less than the option price or base price of the original Options or SARs without shareholder approval.

Notwithstanding the foregoing, with respect to awards to Eligible Directors, the Board shall have the authority and discretion otherwise assigned to the Committee under this Section 6.4.

6.5 Beneficiary

A Participant may file with the Company a written designation of Beneficiary, on such form as may be prescribed by the Committee (or the Board, with respect to Eligible Directors), to receive any Options, SARs, Restricted Shares, Deferred Units, Shares, or any other payments that become deliverable to the Participant pursuant to the Plan after the Participant's death. A Participant may, from time to time, amend or revoke a designation of Beneficiary. If no designated Beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the Participant's Beneficiary.

6.6 Taxes and Withholding

(a) Whenever the Company proposes or is required to issue or transfer Shares under the Plan, the Company shall have the right to require the Participant to remit to the Company an amount sufficient to satisfy any applicable withholding tax liability prior to the delivery of any such Shares. Whenever under the Plan payments are to be made in cash, such payments shall be net of an amount sufficient to satisfy any withholding tax liability.

(b) An employee entitled to receive Shares under the Plan may elect to have the minimum statutory withholding tax liability (or a specified portion thereof) with respect to such Shares satisfied by having the Company withhold from the Shares otherwise deliverable to the employee Shares having a Fair Market Value equal to the amount of the tax liability to be satisfied with respect to the Shares. An election to have all or a portion of the tax liability satisfied using Shares shall comply with such requirements as may be imposed by the Committee.

(c) It is intended that any Awards under the Plan satisfy the requirements of Section 409A of the Code, an any ambiguous provision will be construed in a manner that is compliant with or exempt from the application of Section 409A of the Code.

6.7 Non-Assignability

Except as expressly provided in the Plan, no award under the Plan shall be assignable or transferable by the Participant thereof except by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Code or Title I of ERISA, or the rules thereunder. During the life of the Participant, awards under the Plan shall be exercisable only by such Participant or by the guardian or legal representative of such Participant.

6.8 Non-Uniform Determinations

Determinations by the Committee or the Board under the Plan (including, without limitation, determinations of the persons to receive awards under the Plan; the form, amount and timing of such awards; the terms and provisions of such awards and the agreements evidencing same; and provisions with respect to termination of employment or service) need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, awards under the Plan, whether or not such persons are similarly situated.

6.9 No Guarantee of Employment or Directorship

The grant of an award under the Plan shall not constitute an assurance of continued employment for any period or any obligation of the Board to nominate any Director for re-election by the Company's shareholders.

6.10 Definitions

(a) "***Change of Control***" means:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "*Person*") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (x) the then outstanding shares of the Company, par value 15.00 Swiss francs per share (the "*Outstanding Company Shares*") or (y) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "*Outstanding Company Voting Securities*"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation or other entity controlled by the Company or (4) any acquisition by any corporation or other entity pursuant to a transaction which complies with clauses (x), (y) and (z) of subsection (iii) of this Section 6.10(a); or

(ii) Individuals who, as of the date hereof, constitute the Board of the Company (the "*Incumbent Board*") cease for any reason to constitute at least a majority of the Board of the Company; provided, however, that for purposes of this Section 6.10(a) any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of the Company; or

(iii) Consummation of a scheme of arrangement, reorganization, merger, demerger, conversion or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "*Business Combination*"), in each case, unless, following such Business Combination, (x) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Shares and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares or shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation or other entity resulting from such Business Combination (including, without limitation, a corporation or other entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Shares and Outstanding Company Voting Securities, as the case may be, and (y) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the action of the Board of the Company providing for such Business Combination; or

(iv) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(b) "***Fair Market Value***" of a Share on a particular date means:

(i) (A) if the Shares are at the time listed or admitted to trading on the New York Stock Exchange, then the final closing sales price per Share as reported on New York Stock Exchange Composite Trading Listings, or a similar report selected by the Committee, on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, or (B) if the Shares are not listed on the New York Stock Exchange but are listed on a securities exchange other than the New York Stock Exchange, the mean between the lowest and highest reported sale prices of the Shares on the date in question on the principal securities exchange on which the Shares are then listed or admitted to trading; provided that, in the discretion of the Committee, "Fair Market Value" for purposes of satisfying the exercise price of an Option or SAR may be the price prevailing on the applicable exchange at the time of exercise;

(ii) if the Shares are not at the time listed or admitted to trading on a securities exchange, the "Fair Market Value" shall be the mean between the lowest reported bid price and highest reported asked price of the Shares on the date in question in the over-the-counter market, as such prices are reported in a publication of general circulation selected by the Committee and regularly reporting the market price of the Shares in such market; and

(iii) if the Shares are not listed or admitted to trading on any securities exchange or traded in the over-the-counter market, the "Fair Market Value" shall be as determined in good faith by the Committee.

6.11 Duration and Termination

(a) This amendment and restatement of the Plan was adopted by the Board as of February 12, 2009, subject to the approval by the holders of a majority of outstanding Shares (the "*Majority Shareholders*") at the shareholder's meeting to be held on May 15, 2009 (the "*Shareholder Effective Date*"). If the Majority Shareholders of the Company should fail so to approve such amendment and restatement, then the Plan shall continue as in effect prior to this amendment and restatement.

(b) The Board may discontinue or terminate the Plan at any time. Such action shall not impair any of the rights of a Participant who has an award outstanding on the date of the Plan's discontinuance or termination without the Participant's written consent.

(c) Unless terminated earlier by the Board pursuant to subsection (b), no awards may be made under the Plan after the tenth anniversary of the Shareholder Effective Date.

IN WITNESS WHEREOF, this document has been executed this 10th day of March, 2009.

TRANSOCEAN LTD.

By: /s/ IAN CLARK

Name: Ian Clark

Title: Vice President, Human Resources

ANNUAL REPORT TO SHAREHOLDERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____.

Commission file number 000-53533

TRANSOCEAN LTD.

(Exact name of registrant as specified in its charter)

Zug, Switzerland (State or other jurisdiction of incorporation or organization)	**98-0599916** (I.R.S. Employer Identification No.)
Blandonnet International Business Center **Chemin de Blandonnet 2** **Building F, 7th Floor** **Vernier, Switzerland** (Address of principal executive offices)	**1214** (Zip code)

Registrant's telephone number, including area code: +41 (22) 930-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Exchange on which registered
Shares, par value CHF 15.00 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer (do not check if a smaller reporting company) ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2008, 319,044,814 shares were outstanding and the aggregate market value of shares held by non-affiliates was approximately $48.6 billion (based on the reported closing market price of the ordinary shares of Transocean Inc. on such date of $152.39 and assuming that all directors and executive officers of the Company are "affiliates," although the Company does not acknowledge that any such person is actually an "affiliate" within the meaning of the federal securities laws). As of February 20, 2009, 319,660,304 shares were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of December 31, 2008, for its 2009 annual general meeting of shareholders, are incorporated by reference into Part III of this Form 10-K.

TRANSOCEAN LTD. AND SUBSIDIARIES
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2008

Forward-Looking Information

The statements included in this annual report regarding future financial performance and results of operations and other statements that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this annual report include, but are not limited to, statements about the following subjects:

- the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs,
- customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations,
- newbuild, upgrade, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue, the level of expected capital expenditures and the timing and cost of completion of capital projects,
- liquidity and adequacy of cash flow for our obligations, including our ability and the expected timing to access certain investments in highly liquid instruments,
- our results of operations and cash flow from operations, including revenues and expenses,
- uses of excess cash, including debt retirement and share repurchases under our share repurchase program,
- timing and proceeds of asset sales,
- tax matters, including our effective tax rate, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Brazil, Norway and the U.S.,
- legal and regulatory matters, including results and effects of legal proceedings and governmental audits and assessments, outcome and effects of internal and governmental investigations, customs and environmental matters,
- insurance matters, including adequacy of insurance, insurance proceeds and cash investments of our wholly-owned captive insurance company,
- the possible benefits, effects or results of the redomestication transaction,
- debt levels, including impacts of the financial and credit crisis,
- effects of accounting changes and adoption of accounting policies, and
- investments in recruitment, retention and personnel development initiatives, pension plan and other postretirement benefit plan contributions, the timing of severance payments and benefit payments.

Forward-looking statements in this annual report are identifiable by use of the following words and other similar expressions among others:

- "anticipates"
- "believes"
- "budgets"
- "could"
- "estimates"
- "expects"
- "forecasts"
- "intends"
- "may"
- "might"
- "plans"
- "predicts"
- "projects"
- "scheduled"
- "should"

Such statements are subject to numerous risks, uncertainties and assumptions, including, but not limited to:

- those described under "Item 1A. Risk Factors,"
- the adequacy of sources of liquidity,
- our inability to obtain contracts for our rigs that do not have contracts,
- the cancellation of contracts currently included in our reported contract backlog,
- the effect and results of litigation, tax audits and contingencies, and
- other factors discussed in this annual report and in our other filings with the U.S. Securities and Exchange Commission ("SEC"), which are available free of charge on the SEC's website at www.sec.gov.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements, except as required by law.

PART I

ITEM 1. Business

Transocean Ltd. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Transocean," the "Company," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. As of February 3, 2009, we owned, had partial ownership interests in or operated 136 mobile offshore drilling units. As of this date, our fleet consisted of 39 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh Environment semisubmersibles and drillships), 28 Midwater Floaters, 10 High-Specification Jackups, 55 Standard Jackups and four Other Rigs. In addition, we had 10 Ultra-Deepwater Floaters under construction or contracted for construction.

We believe our mobile offshore drilling fleet is one of the most modern and versatile fleets in the world. Our primary business is to contract our drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. We specialize in technically demanding segments of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services. We also provide oil and gas drilling management services on either a dayrate basis or a completed-project, fixed-price (or "turnkey") basis, as well as drilling engineering and drilling project management services, and we participate in oil and gas exploration and production activities. Our shares are listed on the New York Stock Exchange ("NYSE") under the symbol "RIG."

Transocean Ltd. is a Swiss corporation with principal executive offices located at Blandonnet International Business Center, Chemin de Blandonnet 2, Building F, 7th Floor, 1214 Vernier, Switzerland. Our telephone number at that address is +41 (22) 930-9000.

For information about the revenues, operating income, assets and other information relating to our business, our segments and the geographic areas in which we operate, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes to Consolidated Financial Statements—Note 23—Segments, Geographical Analysis and Major Customers.

In this Annual Report, we sometimes refer to Transocean Inc., a Cayman Islands company and our wholly-owned subsidiary, as "Transocean-Cayman."

Background of Transocean

In November 2007, we completed our merger transaction (the "Merger") with GlobalSantaFe Corporation ("GlobalSantaFe"). Immediately prior to the effective time of the Merger, each of Transocean-Cayman's outstanding ordinary shares was reclassified by way of a scheme of arrangement under Cayman Islands law into (1) 0.6996 Transocean-Cayman ordinary shares and (2) $33.03 in cash (the "Reclassification" and together with the Merger, the "GSF Transactions"). At the effective time of the Merger, each outstanding ordinary share of GlobalSantaFe (the "GlobalSantaFe Ordinary Shares") was exchanged for (1) 0.4757 Transocean-Cayman ordinary shares (after giving effect to the Reclassification) and (2) $22.46 in cash. Transocean-Cayman issued approximately 107,752,000 of its ordinary shares in connection with the Merger and distributed $14.9 billion in cash in connection with the GSF Transactions. Transocean-Cayman funded the payment of the cash consideration for the GSF Transactions with $15.0 billion of borrowings under a $15.0 billion, one-year senior unsecured bridge loan facility (the "Bridge Loan Facility") and has since refinanced or repaid those borrowings and terminated the Bridge Loan Facility. We included the financial results of GlobalSantaFe in our consolidated financial statements beginning November 27, 2007, the date the GlobalSantaFe Ordinary Shares were exchanged for Transocean-Cayman ordinary shares.

In December 2008, Transocean Ltd. completed a transaction pursuant to an Agreement and Plan of Merger among Transocean Ltd., Transocean Inc., which was our former parent holding company, and Transocean Cayman Ltd., a company organized under the laws of the Cayman Islands that was a wholly-owned subsidiary of Transocean Ltd., pursuant to which Transocean Inc. merged by way of schemes of arrangement under Cayman Islands law with Transocean Cayman Ltd., with Transocean Inc. as the surviving company and, as a result, a wholly-owned subsidiary of Transocean Ltd. (the "Redomestication Transaction"). In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans, warrants or other rights to acquire shares of Transocean Ltd. The Redomestication Transaction effectively changed the place of incorporation of our parent holding company from the Cayman Islands to Switzerland. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly-owned subsidiary of Transocean Ltd. In connection with the Redomestication Transaction, we relocated our principal executive offices to Vernier, Switzerland. We refer to the Redomestication Transaction and the relocation of our principal executive offices together as the "Redomestication."

Drilling Fleet

We principally operate three types of drilling rigs:

- drillships;
- semisubmersibles; and
- jackups.

Also included in our fleet are barge drilling rigs, a mobile offshore production unit and a coring drillship.

Most of our drilling equipment is suitable for both exploration and development drilling, and we normally engage in both types of drilling activity. Likewise, most of our drilling rigs are mobile and can be moved to new locations in response to client demand. All of our mobile offshore drilling units are designed for operations away from port for extended periods of time and most have living quarters for the crews, a helicopter landing deck and storage space for pipe and drilling supplies.

We categorize our fleet as follows: (1) "High-Specification Floaters," consisting of our "Ultra-Deepwater Floaters," "Deepwater Floaters" and "Harsh Environment Floaters," (2) "Midwater Floaters," (3) "High-Specification Jackups," (4) "Standard Jackups" and (5) "Other Rigs." As of February 3, 2009, our fleet of 136 rigs, which excludes assets that are classified as held for sale and are not currently operating under a contract and rigs contracted for or under construction, included:

- 39 High-Specification Floaters, which are comprised of:
  - 18 Ultra-Deepwater Floaters;
  - 16 Deepwater Floaters; and
  - five Harsh Environment Floaters;
- 28 Midwater Floaters;
- 10 High-Specification Jackups;
- 55 Standard Jackups; and
- four Other Rigs, which are comprised of:
  - two barge drilling rigs;
  - one mobile offshore production unit; and
  - one coring drillship.

As of February 3, 2009, our fleet was located in the Far East (22 units), U.K. North Sea (17 units), Middle East (18 units), U.S. Gulf of Mexico (13 units), Nigeria (nine units), India (12 units), Angola (11 units), Brazil (11 units), Norway (five units), other West African countries (nine units), the Caspian Sea (three units), Trinidad (two units), Australia (one unit), the Mediterranean (two units) and Canada (one unit).

High-Specification Floaters are specialized offshore drilling units that we categorize into three sub-classifications based on their capabilities. Ultra-Deepwater Floaters have high-pressure mud pumps and a water depth capability of 7,500 feet or greater. Deepwater Floaters are generally those other semisubmersible rigs and drillships that have a water depth capacity between 7,500 and 4,500 feet. Harsh Environment Floaters have a water depth capacity between 4,500 and 1,500 feet, are capable of drilling in harsh environments and have greater displacement, resulting in larger variable load capacity, more useable deck space and better motion characteristics. Midwater Floaters are generally comprised of those non-high-specification semisubmersibles with a water depth capacity of less than 4,500 feet. High-Specification Jackups consist of our harsh environment and high-performance jackups, and Standard Jackups consist of our remaining jackup fleet. Other Rigs consist of rigs that are of a different type or use than those mentioned above.

Drillships are generally self-propelled, shaped like conventional ships and are the most mobile of the major rig types. All of our High-Specification drillships are dynamically positioned, which allows them to maintain position without anchors through the use of their onboard propulsion and station-keeping systems. Drillships typically have greater load capacity than early generation semisubmersible rigs. This enables them to carry more supplies on board, which often makes them better suited for drilling in remote locations where resupply is more difficult. However, drillships are typically limited to calmer water conditions than those in which semisubmersibles can operate. Our three existing Enterprise-class drillships are, and five of our ten additional newbuild drillships contracted for or under construction will be, equipped with our patented dual-activity technology. Dual-activity technology includes structures, equipment and techniques for using two drilling stations within a single derrick to perform drilling tasks. Dual-activity technology allows our rigs to perform simultaneous drilling tasks in a parallel rather than sequential manner. Dual-activity technology reduces critical path activity and improves efficiency in both exploration and development drilling.

Semisubmersibles are floating vessels that can be submerged by means of a water ballast system such that the lower hulls are below the water surface during drilling operations. These rigs are capable of maintaining their position over the well through the use of an anchoring system or a computer controlled dynamic positioning thruster system. Some semisubmersible rigs are self-propelled and move between locations under their own power when afloat on pontoons although most are relocated with the assistance of tugs. Typically, semisubmersibles are better suited than drillships for operations in rougher water conditions. Our three Express-class semisubmersibles are designed for mild environments and are equipped with the unique tri-act derrick, which was designed to reduce overall well construction costs. The tri-act derrick allows offline tubular and riser handling operations to occur at two sides of the derrick while the center portion of the derrick is being used for normal drilling operations through the rotary table. Our two operating Development Driller-class semisubmersibles are, and one that is under construction will be, equipped with our patented dual-activity technology.

Jackup rigs are mobile self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. Once a foundation is established, the drilling platform is then jacked further up the legs so that the platform is above the highest expected waves. These rigs are generally suited for water depths of 400 feet or less.

We classify certain of our jackup rigs as High-Specification Jackups. These rigs have greater operational capabilities than Standard Jackups and are able to operate in harsh environments, have higher capacity derricks, drawworks, mud systems and storage, and are typically capable of drilling to deeper depths. Typically, these jackups also have deeper water depth capacity than Standard Jackups.

Depending on market conditions, we may "warm stack" or "cold stack" non-contracted rigs. "Warm stacked" rigs are not under contract and may require the hiring of additional crew, but are generally ready for service with little or no capital expenditures and are being actively marketed. "Cold stacked" rigs are not actively marketed, generally cannot be reactivated upon short notice and normally require the hiring of most of the crew, a maintenance review and possibly significant refurbishment before they can be reactivated. Cold stacked rigs and some warm stacked rigs would require additional costs to return to service. The actual cost, which could fluctuate over time, is dependent upon various factors, including the availability and cost of shipyard facilities, cost of equipment and materials and the extent of repairs and maintenance that may ultimately be required. In certain circumstances, the cost could be significant. We would take these factors into consideration together with market conditions, length of contract and dayrate and other contract terms in deciding whether to return a particular idle rig to service. We may consider marketing cold stacked rigs for alternative uses, including as accommodation units, from time to time until drilling activity increases and we obtain drilling contracts for these units.

We own all of the drilling rigs in our fleet noted in the tables below except for the following: (1) those specifically described as being owned wholly or in part by unaffiliated parties, (2) *Petrobras 10000*, which will be subject to a capital lease with a 20-year term, (3) *GSF Explorer*, which is subject to a capital lease with a remaining term of 18 years, and (4) *GSF Jack Ryan*, which is subject to a fully defeased capital lease with a remaining term of 12 years.

In the tables presented below, the location of each rig indicates the current drilling location for operating rigs or the next operating location for rigs in shipyards with a follow-on contract, unless otherwise noted.

Rigs Under Construction (10)

The following table provides certain information regarding our Ultra-Deepwater Floaters contracted for or under construction as of February 3, 2009:

Name	Type	Expected completion	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Contracted location
Ultra-Deepwater Floaters (a) (10)					
Discoverer Americas (b)	HSD	Mid 2009	12,000	40,000	U.S. Gulf
Discoverer Clear Leader (b)	HSD	2Q 2009	12,000	40,000	U.S. Gulf
Discoverer Inspiration (b)	HSD	1Q 2010	12,000	40,000	U.S. Gulf
Deepwater Champion (b)	HSD	4Q 2010	12,000	40,000	U.S. Gulf
Dhirubhai Deepwater KG1 (c)	HSD	2Q 2009	12,000	35,000	India
Dhirubhai Deepwater KG2 (c)	HSD	1Q 2010	10,000	35,000	India
Discoverer India (b)	HSD	4Q 2010	10,000	40,000	India
Petrobras 10000 (b)	HSD	3Q 2009	10,000	37,500	Angola
Discoverer Luanda (b)(d)	HSD	3Q 2010	7,500	40,000	Angola
Development Driller III (b)	HSS	Mid 2009	7,500	30,000	U.S. Gulf

"HSD" means high-specification drillship.
"HSS" means high-specification semisubmersible.

(a) Dynamically positioned.
(b) Dual-activity.
(c) Owned through our 50 percent interest in Transocean Pacific Drilling Inc.
(d) Owned through our 65 percent interest in Angola Deepwater Drilling Company Limited.

High-Specification Floaters (39)

The following table provides certain information regarding our High-Specification Floaters as of February 3, 2009:

Name	Type	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Location
Ultra-Deepwater Floaters (b) (18)					
Deepwater Discovery	HSD	2000	10,000	30,000	Brazil
Deepwater Expedition	HSD	1999	10,000	30,000	India
Deepwater Frontier	HSD	1999	10,000	30,000	India
Deepwater Horizon	HSS	2001	10,000	30,000	U.S. Gulf
Deepwater Millennium	HSD	1999	10,000	30,000	Brazil
Deepwater Pathfinder	HSD	1998	10,000	30,000	Nigeria
Discoverer Deep Seas (c) (d)	HSD	2001	10,000	35,000	U.S. Gulf
Discoverer Enterprise (c) (d)	HSD	1999	10,000	35,000	U.S. Gulf
Discoverer Spirit (c) (d)	HSD	2000	10,000	35,000	U.S. Gulf
GSF C.R. Luigs	HSD	2000	10,000	35,000	U.S. Gulf
GSF Jack Ryan	HSD	2000	10,000	30,000	Nigeria
Cajun Express (e)	HSS	2001	8,500	35,000	U.S. Gulf
Deepwater Nautilus	HSS	2000	8,000	30,000	U.S. Gulf
GSF Explorer	HSD	1972/1998	7,800	30,000	Angola
GSF Development Driller I (d)	HSS	2004	7,500	37,500	U.S. Gulf
GSF Development Driller II (d)	HSS	2004	7,500	37,500	U.S. Gulf
Sedco Energy (e)	HSS	2001	7,500	30,000	Nigeria
Sedco Express (e)	HSS	2001	7,500	30,000	Angola
Deepwater Floaters (16)					
Deepwater Navigator (b)	HSD	2000	7,200	25,000	Brazil
Discoverer 534 (b)	HSD	1975/1991	7,000	25,000	India
Discoverer Seven Seas (b)	HSD	1976/1997	7,000	25,000	India
Transocean Marianas	HSS	1979/1998	7,000	25,000	U.S. Gulf
Sedco 702 (b)	HSS	1973/2007	6,500	25,000	Nigeria
Sedco 706 (b) (f)	HSS	1976/(f)	6,500	25,000	Singapore
Sedco 707 (b)	HSS	1976/1997	6,500	25,000	Brazil
GSF Celtic Sea	HSS	1982/1998	5,750	25,000	Brazil
Jack Bates	HSS	1986/1997	5,400	30,000	Indonesia
M.G. Hulme, Jr.	HSS	1983/1996	5,000	25,000	Nigeria
Sedco 709 (b)	HSS	1977/1999	5,000	25,000	Nigeria
Transocean Richardson	HSS	1988	5,000	25,000	Angola
Jim Cunningham	HSS	1982/1995	4,600	25,000	Angola
Sedco 710 (b)	HSS	1983/2001	4,500	25,000	Brazil
Sovereign Explorer	HSS	1984	4,500	25,000	Brazil
Transocean Rather	HSS	1988	4,500	25,000	U.K. N. Sea
Harsh Environment Floaters (5)					
Transocean Leader	HSS	1987/1997	4,500	25,000	Norwegian N. Sea
Henry Goodrich	HSS	1985	5,000	30,000	U.S. Gulf
Paul B. Loyd, Jr.	HSS	1990	2,000	25,000	U.K. N. Sea
Transocean Arctic	HSS	1986	1,650	25,000	Norwegian N. Sea
Polar Pioneer	HSS	1985	1,500	25,000	Norwegian N. Sea

"HSD" means high-specification drillship.
"HSS" means high-specification semisubmersible.

(a) Dates shown are the original service date and the date of the most recent upgrade, if any.
(b) Dynamically positioned.
(c) Enterprise-class rig.
(d) Dual-activity.
(e) Express-class rig.
(f) *Sedco 706* completed the upgrade from a Midwater Floater to a Deepwater Floater during the first quarter of 2009. As of February 20, 2009, the rig was in mobilization to Brazil for customer acceptance.

Midwater Floaters (28)

The following table provides certain information regarding our Midwater Floaters as of February 3, 2009:

Name	Type	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Location
Sedco 700	OS	1973/1997	3,600	25,000	Congo
Transocean Amirante	OS	1978/1997	3,500	25,000	U.S. Gulf
Transocean Legend	OS	1983	3,500	25,000	Singapore
GSF Arctic I	OS	1983/1996	3,400	25,000	Brazil
C. Kirk Rhein, Jr.	OS	1976/1997	3,300	25,000	Mozambique
Transocean Driller	OS	1991	3,000	25,000	Brazil
GSF Rig 135	OS	1983	2,800	25,000	Congo
Falcon 100	OS	1974/1999	2,400	25,000	Brazil
GSF Rig 140	OS	1983	2,400	25,000	Angola
GSF Aleutian Key	OS	1976/2001	2,300	25,000	Angola
Istiglal (b)	OS	1995/1998	2,300	20,000	Caspian Sea
Sedco 703	OS	1973/1995	2,000	25,000	Australia
GSF Arctic III	OS	1984	1,800	25,000	Libya
Sedco 711	OS	1982	1,800	25,000	U.K. N. Sea
Transocean John Shaw	OS	1982	1,800	25,000	U.K. N. Sea
Sedco 712	OS	1983	1,600	25,000	Warm Stacked (c)
Sedco 714	OS	1983/1997	1,600	25,000	U.K. N. Sea
Actinia	OS	1982	1,500	25,000	India
Dada Gorgud (b)	OS	1978/1998	1,500	25,000	Caspian Sea
GSF Arctic IV (d)	OS	1983/1999	1,500	25,000	U.K. N. Sea
GSF Grand Banks	OS	1984	1,500	25,000	East Canada
Sedco 601	OS	1983	1,500	25,000	Malaysia
Sedneth 701	OS	1972/1993	1,500	25,000	Angola
Transocean Prospect	OS	1983/1992	1,500	25,000	U.K. N. Sea
Transocean Searcher	OS	1983/1988	1,500	25,000	Norwegian N. Sea
Transocean Winner	OS	1983	1,500	25,000	Norwegian N. Sea
J. W. McLean	OS	1974/1996	1,250	25,000	U.K. N. Sea
Sedco 704	OS	1974/1993	1,000	25,000	U.K. N. Sea

"OS" means other semisubmersible.

(a) Dates shown are the original service date and the date of the most recent upgrade, if any.
(b) Owned by the State Oil Company of the Azerbaijan Republic ("SOCAR") and operated under long-term bareboat charters between Caspian Drilling Company Limited, a joint venture in which we own a 45 percent ownership interest, and SOCAR.
(c) As of February 20, 2009, *Sedco 712* was warm stacked.
(d) In connection with our previously announced undertakings to the Office of Fair Trading in the U.K. (the "OFT") made in connection with the Merger, *GSF Arctic II* and *GSF Arctic IV* are classified as held for sale. In July 2008, we entered into a definitive agreement to sell *GSF Arctic II* and *GSF Arctic IV*; however, the acquisition of the rigs was contingent upon the buyers' ability to obtain lender consents. The buyers have reported that they have been unable to obtain the consent of their lenders on terms acceptable to them and have publicly announced their termination of the agreement to purchase the vessels. We continue to market both rigs for sale. At February 3, 2009, *GSF Arctic IV* is included in the table above as it continued to operate under contract, and *GSF Arctic II* is excluded from the table above as it was warm stacked in anticipation of its sale, having completed its contracted operations.

High-Specification Jackups (10)

The following table provides certain information regarding our High-Specification Jackups as of February 3, 2009:

Name	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Location
GSF Constellation I	2003	400	30,000	Trinidad
GSF Constellation II	2004	400	30,000	Egypt
GSF Galaxy I	1991/2001	400	30,000	U.K. N. Sea
GSF Galaxy II	1998	400	30,000	U.K. N. Sea
GSF Galaxy III	1999	400	30,000	U.K. N. Sea
GSF Baltic	1983	375	25,000	Nigeria
GSF Magellan	1992	350	30,000	U.K. N. Sea
GSF Monarch	1986	350	30,000	U.K. N. Sea
GSF Monitor	1989	350	30,000	Trinidad
Trident 20	2000	350	25,000	Caspian Sea

(a) Dates shown are the original service date and the date of the most recent upgrades, if any.

Standard Jackups (55)

The following table provides certain information regarding our Standard Jackups as of February 3, 2009:

Name	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Location
Trident IX	1982	400	20,000	Vietnam
Trident 17	1983	355	25,000	Malaysia
GSF Adriatic II	1981	350	25,000	Angola
GSF Adriatic IX	1981	350	25,000	Gabon
GSF Adriatic X	1982	350	30,000	Egypt
GSF Key Manhattan	1980	350	25,000	Egypt
GSF Key Singapore	1982	350	25,000	Egypt
GSF Adriatic VI	1981	328	25,000	Gabon
GSF Adriatic VIII	1983	328	25,000	Nigeria
C. E. Thornton	1974	300	25,000	India
D. R. Stewart	1980	300	25,000	Italy
F. G. McClintock	1975	300	25,000	India
George H. Galloway	1984	300	25,000	Italy
GSF Adriatic I	1981	300	25,000	Angola
GSF Adriatic V	1979	300	25,000	Angola
GSF Adriatic XI	1983	300	25,000	Indonesia
GSF Compact Driller	1992	300	25,000	Thailand
GSF Galveston Key	1978	300	25,000	Vietnam
GSF Key Gibraltar	1976/1996	300	25,000	Warm Stacked (b)
GSF Key Hawaii	1982	300	25,000	Qatar
GSF Labrador	1983	300	25,000	U.K. N. Sea
GSF Main Pass I	1982	300	25,000	Arabian Gulf
GSF Main Pass IV	1982	300	25,000	Arabian Gulf
GSF Parameswara	1983	300	20,000	Indonesia
GSF Rig 134	1982	300	20,000	Malaysia
GSF Rig 136	1982	300	25,000	Malaysia
Harvey H. Ward	1981	300	25,000	Malaysia
J. T. Angel	1982	300	25,000	India
Randolph Yost	1979	300	25,000	India
Roger W. Mowell	1982	300	25,000	Malaysia
Ron Tappmeyer	1978	300	25,000	India
Shelf Explorer	1982	300	20,000	Malaysia
Interocean III	1978/1993	300	25,000	Egypt
Transocean Nordic	1983	300	25,000	Warm Stacked (b)
Trident II	1977/1985	300	25,000	India
Trident IV	1980/1999	300	25,000	Warm Stacked (c)
Trident VIII	1981	300	21,000	Eq.Guin. (c)
Trident XII	1982/1992	300	25,000	India
Trident XIV	1982/1994	300	20,000	Angola
Trident 15	1982	300	25,000	Thailand
Trident 16	1982	300	25,000	Vietnam
GSF High Island II	1979	270	20,000	Arabian Gulf
GSF High Island IV	1980/2001	270	20,000	Arabian Gulf
GSF High Island V	1981	270	20,000	Congo
GSF High Island VII	1982	250	20,000	Cameroon
GSF High Island IX	1983	250	20,000	Nigeria
GSF Rig 103	1974	250	20,000	Egypt
GSF Rig 105	1975	250	20,000	Egypt
GSF Rig 124	1980	250	20,000	Egypt
GSF Rig 127	1981	250	20,000	Qatar
GSF Rig 141	1982	250	20,000	Egypt
Transocean Comet	1980	250	20,000	Egypt
Transocean Mercury	1969/1998	250	20,000	Egypt
GSF Britannia	1968	230	20,000	U.K. N. Sea
Trident VI	1981	220	21,000	Vietnam

(a) Dates shown are the original service date and the date of the most recent upgrade, if any.
(b) As of February 20, 2009, *GSF Key Gibraltar* and *Transocean Nordic* were cold stacked.
(c) As of February 20, 2009, *Trident IV* and *Trident VIII* were warm stacked.

Other Rigs

In addition to our floaters and jackups, we also own or operate several other types of rigs as follows: two drilling barges, a mobile offshore production unit and a coring drillship.

Rigs Held for Sale and Stacked

In connection with our previously announced undertakings to the OFT made in connection with the Merger, *GSF Arctic II* and *GSF Arctic IV* are classified as held for sale. In July 2008, we entered into a definitive agreement to sell *GSF Arctic II* and *GSF Arctic IV*; however, the acquisition of the rigs was contingent upon the buyers' ability to obtain lender consents. The buyers have reported that they have been unable to obtain the consent of their lenders on terms acceptable to them and have publicly announced their termination of the agreement to purchase the vessels. We continue to market both rigs for sale. At February 3, 2009, *GSF Arctic IV* is included in the tables above as it continued to operate under contract, and *GSF Arctic II* is excluded from the table above as it was warm stacked in anticipation of its sale, having completed its contracted operations.

Markets

Our operations are geographically dispersed in oil and gas exploration and development areas throughout the world. Although the cost of moving a rig and the availability of rig-moving vessels may cause the balance between supply and demand to vary between regions, significant variations do not tend to exist long-term because of rig mobility. Consequently, we operate in a single, global offshore drilling market. Because our drilling rigs are mobile assets and are able to be moved according to prevailing market conditions, we cannot predict the percentage of our revenues that will be derived from particular geographic or political areas in future periods.

In recent years, there has been increased emphasis by oil companies on exploring for hydrocarbons in deeper waters. This deepwater focus is due, in part, to technological developments that have made such exploration more feasible and cost-effective. Therefore, water-depth capability is a key component in determining rig suitability for a particular drilling project. Another distinguishing feature in some drilling market sectors is a rig's ability to operate in harsh environments, including extreme marine and climatic conditions and temperatures.

The deepwater and midwater market sectors are serviced by our semisubmersibles and drillships. Although the term "deepwater" as used in the drilling industry to denote a particular sector of the market can vary and continues to evolve with technological improvements, we generally view the deepwater market sector as that which begins in water depths of approximately 4,500 feet and extends to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. We view the midwater market sector as that which covers water depths of about 300 feet to approximately 4,500 feet.

The global jackup market sector begins at the outer limit of the transition zone and extends to water depths of about 400 feet. This sector has been developed to a significantly greater degree than the deepwater market sector because the shallower water depths have made it much more accessible than the deeper water market sectors.

The "transition zone" market sector is characterized by marshes, rivers, lakes, and shallow bay and coastal water areas. We operate in this sector using our two barge drilling rigs located in Southeast Asia.

Contract Backlog

We were successful in building contract backlog in 2008 within all of our asset classes. Our contract backlog at December 31, 2008 was approximately $40 billion, representing a 25 percent and 100 percent increase compared to our contract backlog of $32 billion and $20 billion at December 31, 2007 and 2006, respectively. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook–Drilling Market" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Performance and Other Key Indicators."

Operating Revenues and Long-Lived Assets by Country

Operating revenues and long-lived assets by country are as follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Operating revenues			
U.S.	$ 2,578	$ 1,259	$ 806
U.K.	2,012	848	439
Nigeria	1,096	587	447
India	890	761	291
Other countries (a)	6,098	2,922	1,899
Total operating revenues	$ 12,674	$ 6,377	$ 3,882

	As of December 31,	
	2008	2007
Long-lived assets		
U.S.	$ 8,155	$ 5,856
U.K.	1,534	2,301
Other countries (a)	11,138	12,773
Total long-lived assets	$ 20,827	$ 20,930

(a) Other countries represents countries in which we operate that individually had operating revenues or long-lived assets representing less than 10 percent of total operating revenues earned or total long-lived assets for any of the periods presented.

Contract Drilling Services

Our contracts to provide offshore drilling services are individually negotiated and vary in their terms and provisions. We obtain most of our contracts through competitive bidding against other contractors. Drilling contracts generally provide for payment on a dayrate basis, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond our control.

A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. Certain of our contracts with customers may be cancelable at the option of the customer upon payment of an early termination payment. Such payments may not, however, fully compensate us for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as non-performance, in the event of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. The contract term in some instances may be extended by the client exercising options for the drilling of additional wells or for an additional term. Our contracts also typically include a provision that allows the client to extend the contract to finish drilling a well-in-progress. During periods of depressed market conditions, our clients may seek to renegotiate firm drilling contracts to reduce their obligations or may seek to repudiate their contracts. Suspension of drilling contracts will result in the reduction in or loss of dayrate for the period of the suspension. If our customers cancel some of our contracts and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows. See "Item 1A. Risk Factors—Our drilling contracts may be terminated due to a number of events."

Drilling Management Services

We provide drilling management services primarily on a turnkey basis through Applied Drilling Technology Inc., our wholly owned subsidiary, which primarily operates in the U.S. Gulf of Mexico, and through ADT International, a division of one of our U.K. subsidiaries, which primarily operates in the North Sea (together, "ADTI"). As part of our turnkey drilling services, we provide planning, engineering and management services beyond the scope of our traditional contract drilling business and thereby assume greater risk. Under turnkey arrangements, we typically assume responsibility for the design and execution of a well and deliver a logged or cased hole to an agreed depth for a guaranteed price for which payment is contingent upon successful completion of the well program.

In addition to turnkey drilling services, we participate in project management operations that include providing certain planning, management and engineering services, purchasing equipment and providing personnel and other logistical services to customers. Our project management services differ from turnkey drilling services in that the customer assumes control of the drilling operations and thereby retains the risks associated with the project. These drilling management services revenues represented less than six percent of our consolidated revenues for the year ended December 31, 2008.

In the course of providing drilling management services, ADTI may use a drilling rig in our fleet or contract for a rig owned by a third party.

Integrated Services

From time to time, we provide well and logistics services in addition to our normal drilling services through third party contractors and our employees. We refer to these other services as integrated services, which are generally subject to individual contractual agreements executed to meet specific client needs and may be provided on either a dayrate, cost plus or fixed-price basis, depending on the daily activity. As of February 3, 2009, we were performing such services in India. These integrated services revenues represented less than two percent of our consolidated revenues for the year ended December 31, 2008.

Oil and Gas Properties

We conduct oil and gas exploration, development and production activities through our oil and gas subsidiaries. We acquire interests in oil and gas properties principally in order to facilitate the awarding of turnkey contracts for our drilling management services operations. Our oil and gas activities are conducted through Challenger Minerals Inc. and Challenger Minerals (North Sea) Limited (together, "CMI"), which holds property interests primarily in the U.S. offshore Louisiana and Texas and in the U.K. sector of the North Sea. The oil and gas properties revenues represented less than one percent of our consolidated revenues for the year ended December 31, 2008.

Joint Venture, Agency and Sponsorship Relationships and Other Investments

In some areas of the world, local customs and practice or governmental requirements necessitate the formation of joint ventures with local participation, which we may or may not control. We are an active participant in several joint venture drilling companies, principally in Azerbaijan, Indonesia, Malaysia, Angola, Libya and Nigeria.

We hold a 50 percent interest in Overseas Drilling Limited ("ODL"), an unconsolidated Liberian joint venture company, which owns the drillship *Joides Resolution*. The drillship is contracted to perform drilling and coring operations in deep waters worldwide for the purpose of scientific research. We manage and operate the vessel on behalf of ODL.

We hold a 50 percent equity interest in Transocean Pacific Drilling Inc. ("TPDI"), a British Virgin Islands joint venture company formed by us and Pacific Drilling Limited ("Pacific Drilling"), a Liberian company, to own two ultra-deepwater drillships to be named *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*, which are currently under construction. Under a management services agreement with TPDI, we provide construction management services and have agreed to provide operating management services once the drillships begin operations. Beginning on October 18, 2010, Pacific Drilling will have the right to exchange its interest in the joint venture for our shares or cash at a purchase price based on an appraisal of the fair value of the drillships, subject to various adjustments.

In September 2008, we acquired a 65 percent interest in Angola Deepwater Drilling Company Limited ("ADDCL"), a Cayman Islands joint venture company formed to construct, own and operate an ultra-deepwater drillship to be named *Discoverer Luanda*. Angco Cayman Limited, a Cayman Islands company, acquired the remaining 35 percent interest in ADDCL. Under a management services agreement with ADDCL, we provide construction management services and have agreed to provide operating management services once the drillship begins operations. Beginning on the fifth anniversary of the first well commencement date, Angco Cayman Limited will have the right to exchange its interest in the joint venture for cash at a purchase price based on an appraisal of the fair value of the drillship, subject to various adjustments.

In Azerbaijan, Caspian Drilling Company Limited ("CDC"), a joint venture in which we hold a 45 percent ownership interest operates the semisubmersibles *Istiglal* and *Dada Gorgud* under bareboat charters running until October 2011 from the owner of both rigs, SOCAR, our sole equity partner in CDC.

A joint venture in which we hold a noncontrolling minority interest operates primarily in Libya and, to a limited extent, in Syria. The joint venture, Arab Drilling & Workover Company ("ADWOC"), is a Libyan joint venture company, of which we own a 40 percent interest, with the remaining 60 percent being owned by parties unrelated to us. One of these parties is Arab Petroleum Investments Corporation, a Saudi Arabian company ("APIC"), whose shareholders are the ten member states of the Organization of Arab Petroleum Exporting Countries ("OAPEC"), including Syria (three percent interest). APIC owns a 20 percent interest in ADWOC. The other party is Arab Petroleum Services Company, a Libyan company ("APSCO"), whose shareholders are the member states of OAPEC. APSCO owns a 40 percent interest in ADWOC. The Establishment Agreement and Statutes of the joint venture provide us with the right to appoint two of the five members of the board of directors of ADWOC. While the Libyan Sanctions Regulations of the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") were in effect, our two representatives on the board generally attended but did not otherwise participate in meetings of the board of directors. Since the Libyan Sanctions Regulations were lifted by executive order, our representatives have voted on some matters at meetings of the board of directors of ADWOC.

Syria is identified by the U.S. State Department as a state sponsor of terrorism. In addition, Syria is subject to a number of economic regulations, including sanctions administered by OFAC, and comprehensive restrictions on the export and re-export of U.S.-origin items to Syria. We believe our noncontrolling minority investment has been maintained in accordance with all applicable OFAC regulations. However, potential investors could view our minority interest in our Libyan joint venture and any potential violations of OFAC regulations negatively, which could adversely affect our reputation and the market for our shares. Various state and municipal governments, universities and other investors have proposed or adopted divestment and other initiatives regarding investments (including, with respect to state governments, by state retirement systems) in companies that do business with countries that have been designated as state sponsors of terrorism by the U.S. State Department. As a result, certain investors may be subject to reporting requirements with respect to investments in companies such as ours or may be subject to limits or prohibitions with respect to those investments. See "Item 1A. Risk Factors—Our non-U.S. operations involve additional risks not associated with our U.S. operations."

Local laws or customs in some areas of the world also effectively mandate establishment of a relationship with a local agent or sponsor. When appropriate in these areas, we enter into agency or sponsorship agreements.

Significant Clients

We engage in offshore drilling for most of the leading international oil companies (or their affiliates), as well as for many government-controlled and independent oil companies. Our most significant client in 2008 was BP, accounting for 11 percent of our 2008 operating revenues. No other client accounted for 10 percent or more of our 2008 operating revenues. The loss of this significant client could, at least in the short term, have a material adverse effect on our results of operations.

Environmental Regulation

For a discussion of the effects of environmental regulation, see "Item 1A. Risk Factors—Compliance with or breach of environmental laws can be costly and could limit our operations." We have made and will continue to make the required expenditures to comply with environmental requirements. We continue to make expenditures to further our commitment to continuous improvement and the setting of a global environmental standard. Continually assessing our aspects and impacts, specifically in the areas of greenhouse gas emissions and climate change, while monitoring legislation, will ensure continued risk reduction in our future operations and sound environmental management. To date, we have not expended material amounts in order to comply, and we do not believe that our compliance with such requirements will have a material adverse effect upon our results of operations or competitive position or materially increase our capital expenditures.

Employees

We require highly skilled personnel to operate our drilling units. As a result, we conduct extensive personnel recruiting, training and safety programs. At December 31, 2008, we had approximately 21,600 employees and we also utilized approximately 4,700 persons through contract labor providers. Some of our employees, most of whom work in Nigeria, the U.K., Egypt and Norway, are represented by collective bargaining agreements. In addition, some of our contracted labor work under collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to ongoing salary negotiation in 2009. These negotiations could result in higher personnel expenses, other increased costs or increased operation restrictions. Additionally, the unions in the U.K. have sought an interpretation of the application of the Working Time Regulations to the offshore sector. The Employment Appeal Tribunal (the "Tribunal") has issued its decision in favor of the unions and held, in part, that offshore workers are entitled to another 14 days of annual leave. We have appealed in the first instance to the Tribunal. Oral arguments on the appeal have been held but no decision has been issued. The application of the Working Time Regulations to the offshore sector could result in higher labor costs and could undermine our ability to obtain a sufficient number of skilled workers in the U.K.

Available Information

Our website address is _www.deepwater.com._ We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this Form 10-K. We make available on this website under "Investor Relations-SEC Filings," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file those materials with, or furnish those materials to, the SEC. The SEC also maintains a website at _www.sec.gov_ that contains reports, proxy statements and other information regarding SEC registrants, including us.

You may also find information related to our corporate governance, board committees and company code of business conduct and ethics at our website. Among the information you can find there is the following:

- Audit Committee Charter;
- Corporate Governance Committee Charter;
- Executive Compensation Committee Charter;
- Finance/Benefits Committee Charter;
- Mission Statement;
- Code of Business Conduct and Ethics, including our anti-corruption policy; and
- Corporate Governance Guidelines.

We intend to satisfy the requirement under Item 5.05 of Form 8-K to disclose any amendments to our Code of Business Conduct and Ethics and any waiver from a provision of our Code of Business Conduct and Ethics by posting such information in the Corporate Governance section of our website at _www.deepwater.com._

ITEM 1A. Risk Factors

The recent worldwide financial and credit crisis and worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position.

The recent worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets could lead to an extended worldwide economic recession. A slowdown in economic activity caused by a recession could reduce worldwide demand for energy and result in an extended period of lower oil and natural gas prices. Crude oil prices have declined from record levels in July 2008 of approximately $145 per barrel to approximately $40 per barrel as of February 20, 2009 and natural gas prices have also experienced sharp declines. This decline in commodity prices, along with difficult conditions in the credit markets, has had a negative impact on our business, and this impact could continue or worsen. Demand for our services depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and, to a lesser extent, natural gas prices. Demand for our services is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Any prolonged reduction in oil and natural gas prices could depress the immediate levels of exploration, development, and production activity. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies could similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity result in a corresponding decline in the demand for our services, which could have a material adverse effect on our revenue and profitability. Additionally, these factors may adversely impact our statement of financial position if they are determined to cause a further impairment of our goodwill or intangible assets or of our long-lived assets or our assets held for sale. The financial crisis may also adversely affect the ability of shipyards to meet scheduled deliveries of our newbuild and other shipyard projects.

The global financial and credit crisis may negatively impact our business and financial condition.

The continued credit crisis and related instability in the global financial system has had, and may continue to have, an impact on our business and our financial condition. We may face significant challenges if conditions in the financial markets do not improve. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The credit crisis has impacted lenders participating in our credit facilities and our customers, and further negative impacts may cause them to fail to meet their obligations to us.

Our business depends on the level of activity in the offshore oil and gas industry, which is significantly affected by volatile oil and gas prices and other factors.

Our business depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. Oil and gas prices and market expectations of potential changes in these prices significantly affect this level of activity. However, higher commodity prices do not necessarily translate into increased drilling activity since customers' expectations of future commodity prices typically drive demand for our rigs. Also, increased competition for customers' drilling budgets could come from, among other areas, land-based energy markets in Africa, Russia, Western Asian countries, the Middle East, the U.S. and elsewhere. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments also affect customers' drilling campaigns. Worldwide military, political and economic events have contributed to oil and gas price volatility and are likely to do so in the future.

Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

- worldwide demand for oil and gas including economic activity in the U.S. and other energy-consuming markets;
- the ability of the Organization of the Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing;
- the level of production in non-OPEC countries;
- the policies of various governments regarding exploration and development of their oil and gas reserves;
- advances in exploration and development technology; and
- the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the U.S., or elsewhere.

Our industry is highly competitive and cyclical, with intense price competition.

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job, although rig availability and the quality and technical capability of service and equipment may also be considered.

Our industry has historically been cyclical and is impacted by oil and gas price levels and volatility. There have been periods of high demand, short rig supply and high dayrates, followed by periods of low demand, excess rig supply and low dayrates. Changes in commodity prices can have a dramatic effect on rig demand, and periods of excess rig supply intensify the competition in the industry and often result in rigs being idle for long periods of time. Since the onset of the worldwide financial and credit crisis and economic downturn, we have experienced weakness in our Midwater Floater and Jackup markets. We may be required to idle rigs or enter into lower dayrate contracts in response to market conditions.

During prior periods of high utilization and dayrates, industry participants have increased the supply of rigs by ordering the construction of new units. This has typically resulted in an oversupply of drilling units and has caused a subsequent decline in utilization and dayrates, sometimes for extended periods of time. There are numerous high-specification rigs and jackups under contract for construction and several mid-water semisubmersibles are being upgraded to enhance their operating capability. The entry into service of these new and upgraded units will increase supply and could curtail a strengthening, or trigger a reduction, in dayrates as rigs are absorbed into the active fleet. Any further increase in construction of new drilling units would likely exacerbate the negative impact on utilization and dayrates. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on certain classes of our drilling rigs or our goodwill balance if future cash flow estimates, based upon information available to management at the time, indicate that the carrying values of these rigs, goodwill or other intangible assets may not be recoverable.

Our shipyard projects and operations are subject to delays and cost overruns.

We have committed to a total of ten deepwater newbuild rig projects and the *Sedco 706* rig upgrade. We also have a variety of other more limited shipyard projects at any given time. These shipyard projects are subject to the risks of delay or cost overruns inherent in any such construction project resulting from numerous factors, including the following:

- shipyard availability;
- shortages of equipment, materials or skilled labor;
- unscheduled delays in the delivery of ordered materials and equipment;
- engineering problems, including those relating to the commissioning of newly designed equipment;
- work stoppages;
- client acceptance delays;
- weather interference or storm damage;
- unanticipated cost increases; and
- difficulty in obtaining necessary permits or approvals.

These factors may contribute to cost variations and delays in the delivery of our upgraded and newbuild units and other rigs undergoing shipyard projects. Delays in the delivery of these units would result in delay in contract commencement, resulting in a loss of revenue to us, and may also cause customers to terminate or shorten the term of the drilling contract for the rig pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms, if at all.

Our operations also rely on a significant supply of capital and consumable spare parts and equipment to maintain and repair our fleet. We also rely on the supply of ancillary services, including supply boats and helicopters. We have experienced increased delivery times from vendors due to increased drilling activity worldwide and the increase in construction and upgrade projects and have also experienced a tightening in the availability of ancillary services. Shortages in materials, delays in the delivery of necessary spare parts, equipment or other materials, or the unavailability of ancillary services could negatively impact our future operations and result in increases in rig downtime, and delays in the repair and maintenance of our fleet.

Our drilling contracts may be terminated due to a number of events.

Certain of our contracts with customers may be cancelable at the option of the customer upon payment of an early termination payment. Such payments may not, however, fully compensate us for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as non-performance, as a result of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. During periods of depressed market conditions, we may be subject to an increased risk of our clients seeking to repudiate their contracts, including through claims of non-performance. Our customers' ability to perform their obligations under their drilling contracts with us may also be negatively impacted by the credit crisis and the economic downturn. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

The anticipated benefits of moving our principal executive offices to Switzerland may not be realized, and difficulties in connection with moving our principal executive offices could have an adverse effect on us.

We are in the process of relocating our principal executive offices from the Cayman Islands and Houston, Texas to Vernier, Switzerland. Initially we expect that 14 of our officers, including our Chief Executive Officer, will be located at our new principal executive offices, along with related support staff. We may face significant challenges in relocating our executive offices to a different country, including difficulties in retaining and attracting officers, key personnel and other employees and challenges in maintaining principal executive offices in a country different from the country where other employees, including corporate support staff, are located. Employees may be uncertain about their future roles within our organization following the completion of the Redomestication Transaction. Management may also be required to devote substantial time to the Redomestication Transaction and related matters, which could otherwise be devoted to focusing on ongoing business operations and other initiatives and opportunities. In addition, we may not realize the benefits we anticipate from the Redomestication Transaction. Any such difficulties could have an adverse effect on our business, results of operations or financial condition.

Our non-U.S. operations involve additional risks not associated with our U.S. operations.

We operate in various regions throughout the world, which may expose us to political and other uncertainties, including risks of:

- terrorist acts, war, piracy and civil disturbances;
- expropriation or nationalization of equipment; and
- the inability to repatriate income or capital.

We are protected to some extent against loss of capital assets, but generally not loss of revenue, from most of these risks through indemnity provisions in our drilling contracts. Our assets are generally not insured against risk of loss due to perils such as terrorist acts, civil unrest, expropriation, nationalization and acts of war.

Many governments favor or effectively require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete.

Our non-U.S. contract drilling operations are subject to various laws and regulations in certain countries in which we operate, including laws and regulations relating to the equipment and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development and taxation of offshore earnings and earnings of expatriate personnel. We are also subject to OFAC and other U.S. laws and regulations governing our international operations. In addition, various state and municipal governments, universities and other investors have proposed or adopted divestment and other initiatives regarding investments (including, with respect to state governments, by state retirement systems) in companies that do business with countries that have been designated as state sponsors of terrorism by the U.S. State Department. We have a minority interest in a Libyan joint venture that operates to a limited extent in Syria, which has been designated as a state sponsor of terrorism by the U.S. State Department. Our internal compliance program has identified a potential OFAC compliance issue involving the shipment of goods by a freight forwarder through Iran, another country that has been designated as a state sponsor of terrorism by the U.S. State Department. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook–Regulatory Matters." Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets. Potential investors could view our minority interest in our Libyan joint venture and any potential violations of OFAC regulations negatively, which could adversely affect our reputation and the market for our shares.

Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In addition, government action, including initiatives by OPEC, may continue to cause oil or gas price volatility. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil companies and may continue to do so.

A substantial portion of our drilling contracts are partially payable in local currency. Those amounts may exceed our local currency needs, leading to the accumulation of excess local currency, which, in certain instances, may be subject to either temporary blocking or other difficulties converting to U.S. dollars. Excess amounts of local currency may be exposed to the risk of currency exchange losses.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

A change in applicable tax laws, treaties or regulations could result in a higher effective tax rate on our worldwide earnings and such change could be significant to our financial results. One of the income tax treaties that we rely upon is currently in the process of being renegotiated. This renegotiation will likely result in a change in the terms of the treaty that is adverse to our tax structure, which in turn would increase our effective tax rate, and such increase could be material. We expect to take certain steps to mitigate any such potential negative impact. We may not be able to fully, or partially, mitigate any negative impact of this treaty renegotiation or any other future changes in treaties that we rely upon.

Tax legislative proposals intending to eliminate some perceived tax advantages of companies that have legal domiciles outside the U.S. but have certain U.S. connections have repeatedly been introduced in the U.S. Congress. Recent examples include, but are not limited to, legislative proposals that would broaden the circumstances in which a non-U.S. company would be considered a U.S. resident and proposals that could override certain tax treaties and limit treaty benefits on certain payments by U.S. subsidiaries to non-U.S. affiliates.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

In June 2007, GlobalSantaFe's management retained outside counsel to conduct an internal investigation of its Nigerian and West African operations, focusing on brokers who handled customs matters for its affiliates operating in those jurisdictions and whether those brokers have fully complied with the U.S. Foreign Corrupt Practices Act ("FCPA") and local laws. GlobalSantaFe commenced its investigation following announcements by other oilfield service companies that they were independently investigating the FCPA implications of certain actions taken by third parties in respect of customs matters in connection with their operations in Nigeria, as well as another company's announced settlement implicating a third party handling customs matters in Nigeria. In each case, the customs broker was reported to be Panalpina Inc., which GlobalSantaFe used to obtain temporary import permits for its rigs operating offshore Nigeria. GlobalSantaFe voluntarily disclosed its internal investigation to the U.S. Department of Justice (the "DOJ") and the SEC and, at their request, expanded its investigation to include the activities of its customs brokers in other West African countries and the activities of Panalpina Inc. worldwide. The investigation is focusing on whether the brokers have fully complied with the requirements of their contracts, local laws and the FCPA. In late November 2007, GlobalSantaFe received a subpoena from the SEC for documents related to its investigation. In this connection, the SEC advised GlobalSantaFe that it had issued a formal order of investigation. After the completion of the Merger, outside counsel began formally reporting directly to the audit committee of our board of directors. Our legal representatives are keeping the DOJ and SEC apprised of the scope and details of their investigation and producing relevant information in response to their requests.

On July 25, 2007, our legal representatives met with the DOJ in response to a notice we received requesting such a meeting regarding our engagement of Panalpina Inc. for freight forwarding and other services in the U.S. and abroad. The DOJ informed us that it is conducting an investigation of alleged FCPA violations by oil service companies who used Panalpina Inc. and other brokers in Nigeria and other parts of the world. We developed an investigative plan, which has continued to be amended, to review and produce relevant and responsive information requested by the DOJ and SEC. The investigation was expanded to include one of our agents for Nigeria. This investigation and the legacy GlobalSantaFe investigation are being conducted by outside counsel who reports directly to the audit committee of our board of directors. Our outside counsel has coordinated their efforts with the DOJ and the SEC with respect to the implementation of our investigative plan, including keeping the DOJ and SEC apprised of the scope and details of the investigation and producing relevant information in response to their requests.

We cannot predict the ultimate outcome of these investigations, the total costs to be incurred in completing the investigations, the potential impact on personnel, the effect of implementing any further measures that may be necessary to ensure full compliance with applicable laws or to what extent, if at all, we could be subject to fines, sanctions or other penalties. Our investigation includes a review of amounts paid to and by customs brokers in connection with the obtaining of permits for the temporary importation of vessels and the clearance of goods and materials. These permits and clearances are necessary in order for us to operate our vessels in certain jurisdictions. There is a risk that we may not be able to obtain import permits or renew temporary importation permits in West African countries, including Nigeria, in a manner that complies with the FCPA. As a result, we may not have the means to renew temporary importation permits for rigs located in the relevant jurisdictions as they expire or to send goods and equipment into those jurisdictions, in which event we may be forced to terminate the pending drilling contracts and relocate the rigs or leave the rigs in these countries and risk permanent importation issues, either of which could have an adverse effect on our financial results. In addition, termination of drilling contracts could result in damage claims by customers.

Our labor costs and the operating restrictions under which we operate could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

Some of our employees, most of whom work in Nigeria, the U.K., Egypt and Norway, are represented by collective bargaining agreements. In addition, some of our contracted labor work under collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to ongoing salary negotiation in 2009. These negotiations could result in higher personnel expenses, other increased costs or increased operating restrictions. Additionally, the unions in the U.K. have sought an interpretation of the application of the Working Time Regulations to the offshore sector. The Employment Appeal Tribunal (the "Tribunal") has issued its decision in favor of the unions and held, in part, that offshore workers are entitled to another 14 days of annual leave. We have appealed in the first instance to the Tribunal. Oral arguments on the appeal have been held but no decision has been issued. The application of the Working Time Regulations to the offshore sector could result in higher labor costs and could undermine our ability to obtain a sufficient number of skilled workers in the U.K.

Our business involves numerous operating hazards.

Our operations are subject to the usual hazards inherent in the drilling of oil and gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punch-throughs, craterings, fires and natural disasters such as hurricanes and tropical storms. In particular, the Gulf of Mexico area is subject to hurricanes and other extreme weather conditions on a relatively frequent basis, and our drilling rigs in the region may be exposed to damage or total loss by these storms (some of which may not be covered by insurance). The occurrence of these events could result in the suspension of drilling operations, damage to or destruction of the equipment involved and injury to or death of rig personnel. We are also subject to personal injury and other claims by rig personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services, or personnel shortages. In addition, offshore drilling operations are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or redrill the well and associated pollution. However, there can be no assurance that these clients will be financially able to indemnify us against all these risks.

We maintain insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities. We generally have no coverage for named storms in the U.S. Gulf of Mexico and war perils worldwide. Also, pollution and environmental risks generally are not totally insurable.

We maintain large self-insured deductibles for damage to our offshore drilling equipment and third-party liabilities. With respect to hull and machinery we generally maintain a $125 million deductible per occurrence, subject to a $250 million annual aggregate deductible. In the event that the $250 million annual aggregate deductible has been exceeded, the hull and machinery deductible becomes $10 million per occurrence. However, in the event of a total loss or a constructive total loss of a drilling unit, then such loss is fully covered by our insurance with no deductible. For general and marine third-party liabilities we generally maintain a $10 million per occurrence deductible on personal injury liability for crew claims ($5 million for non-crew claims) and a $5 million per occurrence deductible on third-party property damage. We also self-insure the primary $50 million of liability limits in excess of the $5 million and $10 million per occurrence deductibles described in the prior sentence. Generally, our turnkey drilling contracts include provisions that limit ADTI's liability associated with well blowouts to $50 million. We self-insure coverage for expenses to ADTI and CMI related to well control and redrill liability for well blowouts.

If a significant accident or other event occurs and is not fully covered by insurance or an enforceable or recoverable indemnity from a client, it could adversely affect our consolidated statement of financial position, results of operations or cash flows. The amount of our insurance may be less than the related impact on enterprise value after a loss. Our insurance coverage will not in all situations provide sufficient funds to protect us from all liabilities that could result from our drilling operations. Our coverage includes annual aggregate policy limits. As a result, we retain the risk through self-insurance for any losses in excess of these limits. We do not carry insurance for loss of revenue, and certain other claims may also not be reimbursed by insurance carriers. Any such lack of reimbursement may cause us to incur substantial costs. In addition, we could decide to retain substantially more risk through self-insurance in the future. Moreover, no assurance can be made that we will be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks. As of February 3, 2009, all of the rigs that we owned or operated were covered by existing insurance policies.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We are a Swiss corporation that operates through our various subsidiaries in a number of countries throughout the world. Consequently, we are subject to tax laws, treaties and regulations in and between the countries in which we operate. Our income taxes are based upon the applicable tax laws and tax rates in effect in the countries in which we operate and earn income as well as upon our operating structures in these countries.

Our income tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the U.S., Norway or Brazil, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. For example, there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S. (or maintaining a permanent establishment under an applicable treaty), so we cannot be certain that the Internal Revenue Service ("IRS") will not contend successfully that we or any of our key subsidiaries were or are engaged in a trade or business in the U.S. (or, when applicable, maintained or maintains a permanent establishment in the U.S.). If we or any of our key subsidiaries were considered to have been engaged in a trade or business in the U.S. (when applicable, through a permanent establishment), we could be subject to U.S. corporate income and additional branch profits taxes on the portion of our earnings effectively connected to such U.S. business during the period in which this was considered to have occurred, in which case our effective tax rate on worldwide earnings for that period could increase substantially, and our earnings and cash flows from operations for that period could be adversely affected. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook–Tax Matters."

Failure to retain key personnel could hurt our operations.

We require highly skilled personnel to operate and provide technical services and support for our business worldwide. Over the last few years, competition for the labor required for drilling operations, including for turnkey drilling and drilling management services businesses and construction projects, intensified as the number of rigs activated, added to worldwide fleets or under construction increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. We may experience a reduction in the experience level of our personnel as a result of any increased turnover, which could lead to higher downtime and more operating incidents, which in turn could decrease revenues and increase costs. In response to these historical labor market conditions, we increased efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. Although we expect market conditions to slow employee turnover, if increased competition for labor were to intensify in the future we may experience further increases in costs or limits on operations.

We have a substantial amount of debt, and we may lose the ability to obtain future financing and suffer competitive disadvantages.

Our overall debt level was $14 billion and $17 billion at December 31, 2008 and December 31, 2007, respectively. This substantial level of debt and other obligations could have significant adverse consequences on our business and future prospects, including the following:

- we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;
- we may not be able to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;
- we could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness, some of which bears interest at variable rates;
- we may not be able to meet financial ratios included in our bank credit agreements due to market conditions or other events beyond our control, which could result in a default under these agreements and trigger cross default provisions in our other debt instruments;
- less levered competitors could have a competitive advantage because they have lower debt service requirements; and
- we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors.

Our overall debt level and/or market conditions could lead the credit rating agencies to lower our corporate credit ratings below currently expected levels and possibly below investment grade.

Our high leverage level and/or market conditions could lead the credit rating agencies to downgrade our credit ratings below currently expected levels and possibly to non-investment grade levels. Such ratings levels could limit our ability to refinance our existing debt, cause us to issue debt with unfavorable terms and conditions and increase certain fees we pay under our credit facilities. In addition, such ratings levels could negatively impact current and prospective customers' willingness to transact business with us. Suppliers may lower or eliminate the level of credit provided through payment terms when dealing with us thereby increasing the need for higher levels of cash on hand, which would decrease our ability to repay debt balances. Our credit ratings are currently BBB+ and Baa2 by Standard & Poor's and Moody's, respectively.

We may be limited in our use of net operating losses.

Our ability to benefit from our deferred tax assets depends on us having sufficient future earnings to utilize our net operating loss ("NOL") carryforwards before they expire. We have established a valuation allowance against the future tax benefit for a number of our foreign NOL carryforwards, and we could be required to record an additional valuation allowance against our foreign or U.S. deferred tax assets if market conditions change materially and, as a result, our future earnings are, or are projected to be, significantly less than we currently estimate. Our NOL carryforwards are subject to review and potential disallowance upon audit by the tax authorities of the jurisdictions where the NOLs are incurred.

Our operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

Our operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in dayrate. However, costs for operating a rig are generally fixed or only semi-variable regardless of the dayrate being earned. In addition, should our rigs incur idle time between contracts, we typically will not reduce the staff on those rigs because we will use the crew to prepare the rig for its next contract. During times of reduced activity, reductions in costs may not be immediate as portions of the crew may be required to prepare rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. In addition, as our rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

We are subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We are subject to a variety of litigation and may be sued in additional cases. Certain of our subsidiaries are named as defendants in numerous lawsuits alleging personal injury as a result of exposure to asbestos or toxic fumes or resulting from other occupational diseases, such as silicosis, and various other medical issues that can remain undiscovered for a considerable amount of time. Some of these subsidiaries that have been put on notice of potential liabilities have no assets. Other subsidiaries are subject to litigation relating to environmental damage. We cannot predict the outcome of these cases involving those subsidiaries or the potential costs to resolve them. Insurance may not be applicable or sufficient in all cases, insurers may not remain solvent, and policies may not be located. Suits against non-asset-owning subsidiaries have and may in the future give rise to alter ego or successor-in-interest claims against us and our asset-owning subsidiaries to the extent a subsidiary is unable to pay a claim or insurance is not available or sufficient to cover the claims. To the extent that one or more pending or future litigation matters are not resolved in our favor and are not covered by insurance, a material adverse effect on our financial results and condition could result.

Public health threats could have a material adverse effect on our operations and our financial results.

Public health threats, such as the bird flu, Severe Acute Respiratory Syndrome, and other highly communicable diseases, outbreaks of which have already occurred in various parts of the world in which we operate, could adversely impact our operations, the operations of our clients and the global economy, including the worldwide demand for oil and natural gas and the level of demand for our services. Any quarantine of personnel or inability to access our offices or rigs could adversely affect our operations. Travel restrictions or operational problems in any part of the world in which we operate, or any reduction in the demand for drilling services caused by public health threats in the future, may materially impact operations and adversely affect our financial results.

Compliance with or breach of environmental laws can be costly and could limit our operations.

Our operations are subject to regulations controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment or otherwise relating to the protection of the environment. For example, as an operator of mobile offshore drilling units in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills related to those operations. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

We have generally been able to obtain some degree of contractual indemnification pursuant to which our clients agree to protect and indemnify us against liability for pollution, well and environmental damages; however, there is no assurance that we can obtain such indemnities in all of our contracts or that, in the event of extensive pollution and environmental damages, our clients will have the financial capability to fulfill their contractual obligations to us. Also, these indemnities may not be enforceable in all instances.

Our ability to operate our rigs in the U.S. Gulf of Mexico could be restricted by governmental regulation.

Hurricanes Ivan, Katrina and Rita in 2005 and Hurricanes Gustav and Ike in 2008 caused damage to a number of rigs in the U.S. Gulf of Mexico fleet. Rigs that were moved off location by the storms damaged platforms, pipelines, wellheads and other drilling rigs. In 2006, the Minerals Management Service of the U.S. Department of the Interior ("MMS") issued interim guidelines requiring that semisubmersibles operating in the U.S. Gulf of Mexico assess their mooring systems against stricter criteria. In 2007 additional guidelines were issued which impose stricter criteria, requiring rigs to meet 25-year storm conditions. Although all of our semisubmersibles currently operating in the U.S. Gulf of Mexico meet the 2007 requirements, these guidelines may negatively impact our ability to operate other semisubmersibles in the U.S. Gulf of Mexico in the future. Moreover, the MMS may issue additional regulations that could increase the cost of operations or reduce the area of operations for our rigs in the future, thus reducing their marketability. Implementation of additional MMS regulations may subject us to increased costs or limit the operational capabilities of our rigs and could materially and adversely affect our operations in the U.S. Gulf of Mexico.

Acts of terrorism and social unrest could affect the markets for drilling services.

Acts of terrorism and social unrest, brought about by world political events or otherwise, have caused instability in the world's financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services. Insurance premiums could increase and coverages may be unavailable in the future. U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future.

Our status as a Swiss corporation may limit our flexibility with respect to certain aspects of capital management and may cause us to be unable to make distributions or repurchase shares without subjecting our shareholders to Swiss withholding tax.

Swiss law allows our shareholders to authorize share capital that can be issued by the board of directors without shareholder approval, but this authorization is limited to 50 percent of the existing registered share capital and must be renewed by the shareholders every two years. Additionally, subject to specified exceptions, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. In the event we need to raise common equity capital at a time when the trading price of our shares is below the 15 Swiss franc (equivalent to U.S. $12.64, based on a foreign exchange rate of 1.1864 Swiss francs to $1.00 on February 20, 2009) par value of the shares, we will need to obtain approval of shareholders to decrease the par value of our shares or issue another class of shares with a lower par value. Any reduction in par value would decrease our par value available for future repayment of share capital not subject to Swiss withholding tax. Swiss law also reserves for approval by shareholders many corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

If we are not successful in our efforts to make distributions, if any, through a reduction of par value or, after January 1, 2011, pay dividends, if any, out of qualifying additional paid-in capital as shown on Transocean Ltd.'s standalone Swiss statutory financial statements, then any dividends paid by us will generally be subject to a Swiss federal withholding tax at a rate of 35 percent. Payment of a capital distribution in the form of a par value reduction is not subject to Swiss withholding tax. However, our shareholders may not approve a reduction in par value, or we may not be able to meet the other legal requirements for a reduction in par value. The Swiss withholding rules could also be changed in the future. In addition, over the long term, the amount of par value available for us to use for par value reductions will be limited. If we are unable to make a distribution through a reduction in par value or, after January 1, 2011, pay a dividend out of qualifying additional paid-in capital as shown on Transocean Ltd.'s standalone Swiss statutory financial statements, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

Under present Swiss tax law, repurchases of shares for the purposes of capital reduction are treated as a partial liquidation subject to a 35 percent Swiss withholding tax on the difference between the par value and the repurchase price. We may follow a share repurchase process for future share repurchases, if any, similar to a "second trading line" on the SIX Swiss Exchange in which Swiss institutional investors sell shares to us and are generally able to receive a refund of the Swiss withholding tax. However, if we are unable to use this process successfully, we may not be able to repurchase shares for the purposes of capital reduction without subjecting the selling shareholders to Swiss withholding taxes.

We are subject to anti-takeover provisions.

Our articles of association and Swiss law contain provisions that could prevent or delay an acquisition of the company by means of a tender offer, a proxy contest or otherwise. These provisions may also adversely affect prevailing market prices for our shares. These provisions, among other things:

- classify our board into three classes of directors, each of which serve for staggered three-year periods;
- provide that the board of directors is authorized, at any time during a maximum two-year period, to issue a number of shares of up to 50 percent of the share capital registered in the commercial register and to limit or withdraw the preemptive rights of existing shareholders in various circumstances, including (1) following a shareholder or group of shareholders acting in concert having acquired in excess of 15 percent of the share capital registered in the commercial register without having submitted a takeover proposal to shareholders that is recommended by the board of directors or (2) for purposes of the defense of an actual, threatened or potential unsolicited takeover bid, in relation to which the board of directors has, upon consultation with an independent financial adviser retained by the board of directors, not recommended acceptance to the shareholders;
- provide that any shareholder who wishes to propose any business or to nominate a person or persons for election as director at any annual meeting may only do so if advance notice is given to the Secretary of Transocean;
- provide that directors can be removed from office only by the affirmative vote of the holders of at least 66 2/3 percent of the shares outstanding and entitled to vote;
- provide that a merger or demerger transaction requires the affirmative vote of the holders of at least 66 2/3 percent of the shares represented at the meeting and provide for the possibility of a so-called "cashout" or "squeezeout" merger if the acquirer controls 90 percent of the outstanding shares entitled to vote at the meeting;
- provide that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders;
- limit the ability of our shareholders to amend or repeal some provisions of our articles of association; and
- limit transactions between us and an "interested shareholder," which is generally defined as a shareholder that, together with its affiliates and associates, beneficially, directly or indirectly, owns 15 percent or more of our shares entitled to vote at a general meeting.

Our board of directors is comprised of six persons who were designated by Transocean and six persons who were designated by GlobalSantaFe prior to completing the Merger. Under our organizational regulations, at each annual general meeting held during the two years following the completion of the Merger, each such director whose term expires during such period will be nominated for re-election (or another person selected by the applicable group of directors will be nominated for election) to our board of directors.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

The description of our property included under "Item 1. Business" is incorporated by reference herein.

We maintain offices, land bases and other facilities worldwide, including our principal executive offices in Vernier, Switzerland, our corporate offices in Zug, Switzerland; Houston, Texas; Cayman Islands and Barbados and our regional operational offices in the U.S., France and Singapore. Our remaining offices and bases are located in various countries in North America, South America, the Caribbean, Europe, Africa, Russia, the Middle East, India, the Far East and Australia. We lease most of these facilities.

ITEM 3. Legal Proceedings

In 2004, several of our subsidiaries were named, along with numerous unaffiliated defendants, in 21 complaints that were filed in the Circuit Courts of the State of Mississippi involving approximately 750 plaintiffs that alleged personal injury arising out of asbestos exposure in the course of their employment by some of these defendants between 1965 and 1986. The complaints also named as defendants certain subsidiaries of TODCO and certain subsidiaries of Sedco, Inc. to whom we may owe indemnity. Further, the complaints named other unaffiliated defendant companies, including companies that allegedly manufactured drilling related products containing asbestos. The complaints alleged that the defendants used asbestos-containing products in connection with drilling operations and included allegations of negligence, strict liability, and claims allowed under the Jones Act and general maritime law. The plaintiffs generally sought awards of unspecified compensatory and punitive damages. The Special Master who was appointed to oversee these cases required that each plaintiff file a separate amended complaint for each such individual plaintiff and then he dismissed the original 21 complaints. We believe that we may have a direct or indirect interest in 44 of the resulting complaints. We have not been provided with sufficient information in all claims to determine the period of the claimants' exposure to asbestos, their medical condition or, in some cases, the vessels potentially involved in the claims. We historically have maintained broad liability insurance, but we are not certain whether our insurance will cover all liabilities arising out of the 44 claims. We intend to defend these lawsuits vigorously, but there can be no assurance as to their ultimate outcome.

One of our subsidiaries is involved in an action with respect to a customs matter relating to the *Sedco 710* semisubmersible drilling rig. Prior to our merger with Sedco Forex, this drilling rig, which was working for Petrobras in Brazil at the time, had been admitted into the country on a temporary basis under authority granted to a Schlumberger entity. Prior to the Sedco Forex merger, the drilling contract with Petrobras was transferred from the Schlumberger entity to an entity that would become one of our subsidiaries, but Schlumberger did not transfer the temporary import permit to any of our subsidiaries. In early 2000, the drilling contract was extended for another year. On January 10, 2000, the temporary import permit granted to the Schlumberger entity expired, and renewal filings were not made until later that January. In April 2000, the Brazilian customs authorities cancelled the temporary import permit. The Schlumberger entity filed an action in the Brazilian federal court of Campos for the purpose of extending the temporary admission. Other proceedings were also initiated in order to secure the transfer of the temporary admission to our subsidiary. Ultimately, the court permitted the transfer of the temporary admission from Schlumberger to our subsidiary but did not rule on whether the temporary admission could be extended without the payment of a financial penalty. During the first quarter of 2004, the Brazilian customs authorities issued an assessment totaling approximately $114 million against our subsidiary.

The first level Brazilian court ruled in April 2007 that the temporary admission granted to our subsidiary had expired which allowed the Brazilian customs authorities to execute on their assessment. Following this ruling, the Brazilian customs authorities issued a revised assessment against our subsidiary. As of December 31, 2008, the U.S. dollar equivalent of this assessment was approximately $184 million in aggregate. We are not certain as to the basis for the increase in the amount of the assessment, and in September 2007, we received a temporary ruling in our favor from a Brazilian federal court that the valuation method used by the Brazilian customs authorities was incorrect. This temporary ruling was confirmed in January 2008 by a local court, but it is still subject to review at the appellate levels in Brazil. We intend to continue to aggressively contest this matter. We have appealed the first level Brazilian court's ruling to a higher level court in Brazil where we have also filed for a renewed stay, which was initially denied, but later granted through a separate proceeding. The original ruling to deny the stay is being reviewed by the Superior Court of Justice and we expect that either the stay that was ultimately granted or any order from the Superior Court of Justice in our favor will prevent enforcement of the whole amount in dispute. A ruling from the Superior Court of Justice is not subject to further appeal. There may be further judicial or administrative proceedings that result from this matter. While the court has granted us the right to continue our appeal without the posting of a bond, it is possible that we may be required to post a bond for up to the full amount of the assessment in connection with these proceedings. We have also put Schlumberger on notice that we consider any assessment to be solely the responsibility of Schlumberger, not our subsidiary, and we initiated proceedings in the State of New York, which were subsequently transferred to the State of Texas, against Schlumberger seeking a declaratory judgment in this respect. Nevertheless, we expect that the Brazilian customs authorities will continue to seek to recover the assessment solely from our subsidiary, not Schlumberger. Schlumberger has denied any responsibility for this matter, but remains a party to the proceedings. We do not expect the liability, if any, resulting from this matter to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

In the third quarter of 2006, we received tax assessments of approximately $112 million from the state tax authorities of Rio de Janeiro in Brazil against one of our Brazilian subsidiaries for customs taxes on equipment imported into the state in connection with our operations. The assessments resulted from a preliminary finding by these authorities that our subsidiary's record keeping practices were deficient. We currently believe that the substantial majority of these assessments are without merit. We filed an initial response with the Rio de Janeiro tax authorities on September 9, 2006 refuting these additional tax assessments. In September 2007, we received confirmation from the state tax authorities that they believe the additional tax assessments are valid, and as a result, we filed an appeal on September 27, 2007 to the state Taxpayer's Council contesting these assessments. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect it to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

One of our subsidiaries is involved in lawsuits arising out of the subsidiary's involvement in the design, construction and refurbishment of major industrial complexes. The operating assets of the subsidiary were sold and its operations discontinued in 1989, and the subsidiary has no remaining assets other than the insurance policies involved in its litigation, fundings from settlements with the primary insurers and funds received from the cancellation of certain insurance policies. The subsidiary has been named as a defendant, along with numerous other companies, in lawsuits alleging personal injury as a result of exposure to asbestos. As of December 31, 2008, the subsidiary was a defendant in approximately 1,008 lawsuits. Some of these lawsuits include multiple plaintiffs and we estimate that there are approximately 2,973 plaintiffs in these lawsuits. For many of these lawsuits, we have not been provided with sufficient information from the plaintiffs to determine whether all or some of the plaintiffs have claims against the subsidiary, the basis of any such claims, or the nature of their alleged injuries. The first of the asbestos-related lawsuits was filed against this subsidiary in 1990. Through December 31, 2008, the amounts expended to resolve claims (including both attorneys' fees and expenses, and settlement costs) have not been material, and all deductibles with respect to the primary insurance have been satisfied. The subsidiary continues to be named as a defendant in additional lawsuits and we cannot predict the number of additional cases in which it may be named a defendant nor can we predict the potential costs to resolve such additional cases or to resolve the pending cases. However, the subsidiary has in excess of $1 billion in insurance limits. Although not all of the policies may be fully available due to the insolvency of certain insurers, we believe that the subsidiary will have sufficient insurance and funds from the settlements of litigation with insurance carriers available to respond to these claims. While we cannot predict or provide assurance as to the final outcome of these matters, we do not believe that the current value of the claims where we have been identified will have a material impact on our consolidated statement of financial position, results of operations or cash flows.

We are involved in various tax matters as described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook–Tax Matters" and various regulatory matters as described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook–Regulatory Matters." We are involved in lawsuits relating to damage claims arising out of hurricanes Katrina and Rita, all of which are insured and which are not material to us. We are also involved in a number of other lawsuits, including a dispute for municipal tax payments in Brazil and a dispute involving customs procedures in India, neither of which is material to us, and all of which have arisen in the ordinary course of our business. We do not expect the liability, if any, resulting from these other matters to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. We cannot predict with certainty the outcome or effect of any of the litigation matters specifically described above or of any such other pending or threatened litigation. There can be no assurance that our beliefs or expectations as to the outcome or effect of any lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management's current estimates.

Environmental Matters

We have certain potential liabilities under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state acts regulating cleanup of various hazardous waste disposal sites, including those described below. CERCLA is intended to expedite the remediation of hazardous substances without regard to fault. Potentially responsible parties ("PRPs") for each site include present and former owners and operators of, transporters to and generators of the substances at the site. Liability is strict and can be joint and several.

We have been named as a PRP in connection with a site located in Santa Fe Springs, California, known as the Waste Disposal, Inc. site. We and other PRPs have agreed with the U.S. Environmental Protection Agency ("EPA") and the DOJ to settle our potential liabilities for this site by agreeing to perform the remaining remediation required by the EPA. The form of the agreement is a consent decree, which has been entered by the court. The parties to the settlement have entered into a participation agreement, which makes us liable for approximately eight percent of the remediation and related costs. The remediation is complete, and we believe our share of the future operation and maintenance costs of the site is not material. There are additional potential liabilities related to the site, but these cannot be quantified, and we have no reason at this time to believe that they will be material.

We have also been named as a PRP in connection with a site in California known as the Casmalia Resources Site. We and other PRPs have entered into an agreement with the EPA and the DOJ to resolve potential liabilities. Under the settlement, we are not likely to owe any substantial additional amounts for this site beyond what we have already paid. There are additional potential liabilities related to this site, but these cannot be quantified at this time, and we have no reason at this time to believe that they will be material.

We have been named as one of many PRPs in connection with a site located in Carson, California, formerly maintained by Cal Compact Landfill. On February 15, 2002, we were served with a required 90-day notification that eight California cities, on behalf of themselves and other PRPs, intend to commence an action against us under the Resource Conservation and Recovery Act ("RCRA"). On April 1, 2002, a complaint was filed by the cities against us and others alleging that we have liabilities in connection with the site. However, the complaint has not been served. The site was closed in or around 1965, and we do not have sufficient information to enable us to assess our potential liability, if any, for this site.

One of our subsidiaries has recently been ordered by the California Regional Water Quality Control Board to develop a testing plan for a site known as Campus 1000 Fremont in Alhambra, California. This site was formerly owned and operated by certain of our subsidiaries. It is presently owned by an unrelated party, which has received an order to test the property, the cost of which is expected to be in the range of $200,000. We have also been advised that one or more of our subsidiaries is likely to be named by the EPA as a PRP for the San Gabriel Valley, Area 3, Superfund site, which includes this property. We have no knowledge at this time of the potential cost of any remediation, who else will be named as PRPs and whether in fact any of our subsidiaries is a responsible party. The subsidiaries in question do not own any operating assets and have limited ability to respond to any liabilities.

Resolutions of other claims by the EPA, the involved state agency or PRPs are at various stages of investigation. These investigations involve determinations of:

- the actual responsibility attributed to us and the other PRPs at the site;
- appropriate investigatory and/or remedial actions; and
- allocation of the costs of such activities among the PRPs and other site users.

Our ultimate financial responsibility in connection with those sites may depend on many factors, including:

- the volume and nature of material, if any, contributed to the site for which we are responsible;
- the numbers of other PRPs and their financial viability; and
- the remediation methods and technology to be used.

It is difficult to quantify with certainty the potential cost of these environmental matters, particularly in respect of remediation obligations. Nevertheless, based upon the information currently available, we believe that our ultimate liability arising from all environmental matters, including the liability for all other related pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, is adequately accrued and should not have a material effect on our financial position or ongoing results of operations. Estimated costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Contamination litigation—On July 11, 2005, one of our subsidiaries was served with a lawsuit filed on behalf of three landowners in Louisiana in the 12th Judicial District Court for the Parish of Avoyelles, State of Louisiana. The lawsuit named 19 other defendants, all of which were alleged to have contaminated the plaintiffs' property with naturally occurring radioactive material, produced water, drilling fluids, chlorides, hydrocarbons, heavy metals and other contaminants as a result of oil and gas exploration activities. Experts retained by the plaintiffs issued a report suggesting significant contamination in the area operated by the subsidiary and another codefendant, and claimed that over $300 million would be required to properly remediate the contamination. The experts retained by the defendants conducted their own investigation and concluded that the remediation costs would amount to no more than $2.5 million.

The plaintiffs and the codefendant threatened to add GlobalSantaFe as a defendant in the lawsuit under the "single business enterprise" doctrine contained in Louisiana law. The single business enterprise doctrine is similar to corporate veil piercing doctrines. On August 16, 2006, our subsidiary and its immediate parent company, each of which is an entity that no longer conducts operations or holds assets, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. Later that day, the plaintiffs dismissed our subsidiary from the lawsuit. Subsequently, the codefendant filed various motions in the lawsuit and in the Delaware bankruptcies attempting to assert alter ego and single business enterprise claims against GlobalSantaFe and two other subsidiaries in the lawsuit. The efforts to assert alter ego and single business enterprise theory claims against GlobalSantaFe were rejected by the Court in Avoyelles Parish and the lawsuit against the other defendant went to trial on February 19, 2007. This lawsuit was resolved at trial with a settlement by the codefendant that included a $20 million payment and certain cleanup activities to be conducted by the codefendant.

The codefendant sought to dismiss the bankruptcies. In addition, the codefendant filed proofs of claim against both our subsidiary and its parent with regard to its claims arising out of the settlement of the lawsuit. On February 15, 2008, the Bankruptcy Court denied the codefendant's request to dismiss the bankruptcy case but modified the automatic stay to allow the codefendant to proceed on its claims against the debtors, our subsidiary and its parent, and their insurance companies. The codefendant subsequently filed suit against the debtors and certain of its insurers in the Court of Avoyelles Parish to determine their liability for the settlement.

The codefendant filed a Notice of Appeal of the rulings of the Bankruptcy Court. GlobalSantaFe and its two subsidiaries also filed Notices of Appeal to the U. S. District Court for the District of Delaware. On January 27, 2009, the codefendant's appeal was granted by the District Court and the bankruptcy case was remanded to the Bankruptcy Court with instructions to have the case dismissed. On February 10, 2009, the Bankruptcy Court entered an order dismissing the bankruptcy case. The debtors, GlobalSantaFe and the two subsidiaries have filed Notices of Appeal of the District Court's ruling with the U. S. Court of Appeals for the Third Circuit. On February 18, 2009, the District Court stayed its ruling which instructed the Bankruptcy Court to dismiss the case.

We believe that these legal theories should not be applied against GlobalSantaFe or these other two subsidiaries, and that in any event the manner in which the parent and its subsidiaries conducted their businesses does not meet the requirements of these theories for imposition of liability. Our subsidiary, its parent and GlobalSantaFe intend to continue to vigorously defend against any action taken in an attempt to impose liability against them under the theories discussed above or otherwise and believe they have good and valid defenses thereto. We are unable to determine the value of these claims as of the date of the Merger. We do not believe that these claims will have a material impact on our consolidated statement of financial position, results of operations or cash flows.

ITEM 4. Submission of Matters to a Vote of Security Holders

At a meeting of shareholders of Transocean Inc. held on December 8, 2008, 227,574,603 shares were present in person or by proxy out of 319,188,240 shares outstanding and entitled to vote as of the record date. With respect to the proposal to approve the schemes of arrangement to effect the Redomestication Transaction, submitted to a vote of shareholders, as set forth in our proxy statement relating to the meeting, the following number of votes were cast:

For	Against	Abstain
219,697,933	6,316,671	1,559,999

Of the 2,437 holders of Transocean-Cayman ordinary shares present in person or by proxy at the meeting, 2,098 cast votes for the proposal.

Executive Officers of the Registrant

Officer	Office	Age as of February 27, 2009
Robert L. Long	Chief Executive Officer	63
Steven L. Newman	President and Chief Operating Officer	44
Arnaud A.Y. Bobillier	Executive Vice President, Assets	53
Robert J. Saltiel	Executive Vice President, Performance	46
Eric B. Brown	Senior Vice President, General Counsel and Assistant Corporate Secretary	57
Gregory L. Cauthen	Senior Vice President and Chief Financial Officer	51
Cheryl D. Richard	Senior Vice President, Human Resources and I.T.	52
John H. Briscoe	Vice President and Controller	51

The officers of the Company are elected annually by the board of directors. There is no family relationship between any of the above-named executive officers.

Robert L. Long is Chief Executive Officer and a member of the board of directors of the Company. Mr. Long has served as Chief Executive Officer of the Company and a member of the board of directors since October 2002. Mr. Long served as President of the Company from December 2001 to October 2006. Mr. Long served as Chief Financial Officer of the Company from August 1996 until December 2001. Mr. Long served as Senior Vice President of the Company from May 1990 until the time of the Sedco Forex merger, at which time he assumed the position of Executive Vice President. Mr. Long also served as Treasurer of the Company from September 1997 until March 2001. Mr. Long has been employed by the Company since 1976 and was elected Vice President in 1987.

Steven L. Newman is President and Chief Operating Officer of the Company. Before being named to his current position in May 2008, Mr. Newman served since November 2007 as Executive Vice President, Performance, leading the Company's three business units and focusing on client service delivery and performance improvement across the company's worldwide fleet. He previously served in senior management roles, including Executive Vice President and Chief Operating Officer (from October 2006 to November 2007), Senior Vice President of Human Resources and Information Process Solutions (from May 2006 to October 2006), Senior Vice President of Human Resources, Information Process Solutions and Treasury (from March 2005 until May 2006), and Vice President of Performance and Technology (from August 2003 until March 2005). He also has served as Regional Manager for the Asia and Australia Region and in international field and operations management positions, including Project Engineer, Rig Manager, Division Manager, Region Marketing Manager and Region Operations Manager. Mr. Newman joined the Company in 1994 in the Corporate Planning Department.

Arnaud A.Y. Bobillier is Executive Vice President, Assets of the Company. Before being named to his current position in March 2008, Mr. Bobillier served as Senior Vice President of the Company's Europe and Africa Unit, which covers offshore drilling operations in 15 countries, from January 2008 to March 2008. Previously, Mr. Bobillier served as Vice President of the Company's Europe and Africa unit from May 2005 to January 2008. He also served as Regional Manager for the Europe and Africa Region from January 2004 to May 2005. From September 2001 to January 2004, Mr. Bobillier served as Regional Manager for the Company's West Africa Region. He began his career with a predecessor company in 1980 and has served in various management positions in several countries, including the U.S., France, Saudi Arabia, Indonesia, Congo, Brazil, South Africa and China.

Robert J. Saltiel is Executive Vice President, Performance of the Company. Prior to being named to his current position in May 2008, Mr. Saltiel served as Senior Vice President of the Company's North and South America Unit, which covers the U.S. Gulf of Mexico, Canada, Trinidad and Brazil, from October 2006 to May 2008. Previously, Mr. Saltiel served as the Company's Senior Vice President of Marketing and Planning from February 2006 to October 2006 and Vice President of Marketing and Corporate Planning from December 2004 to February 2006. Mr. Saltiel joined Transocean in 2003 and served as Vice President of Marketing from July 2003 to December 2004.

Eric B. Brown is Senior Vice President, General Counsel and Assistant Corporate Secretary of the Company. Mr. Brown has served as General Counsel of the Company since February 1995 and served as Corporate Secretary of the Company from September 1995 until October 2007. He held the position of Vice President from February 1995 to February 2001, when he assumed the position of Senior Vice President. Prior to assuming his duties with the Company, Mr. Brown served as General Counsel of Coastal Gas Marketing Company.

Gregory L. Cauthen is Senior Vice President and Chief Financial Officer of the Company. Mr. Cauthen has served as Chief Financial Officer since December 2001. He held the position of Vice President from March 2001 to July 2002, when he assumed the position of Senior Vice President. He was also Treasurer of the Company from March 2001 until July 2003. Mr. Cauthen served as Vice President, Finance from March 2001 to December 2001. Prior to joining the Company in March 2001, he served as President and Chief Executive Officer of WebCaskets.com, Inc., a provider of death care services, from June 2000 until February 2001. Prior to June 2000, he was employed at Service Corporation International, a provider of death care services, where he served as Senior Vice President, Financial Services from July 1998 to August 1999, Vice President, Treasurer from July 1995 to July 1998, was assigned to various special projects from August 1999 to May 2000 and had been employed in various other positions since February 1991.

Cheryl D. Richard is Senior Vice President, Human Resources and I.T. of the Company. Ms. Richard served as Senior Vice President, Human Resources of GlobalSantaFe from June 2003 until the Merger in November 2007, when she assumed her current position. Ms. Richard was Vice President, Human Resources, with Chevron Phillips Chemical Company from 2000 to June 2003, prior to which she served in a variety of positions with Phillips Petroleum Company (now ConocoPhillips), including operational, commercial and international positions.

John H. Briscoe is Vice President and Controller of the Company. Before being named to his current position in October 2007, Mr. Briscoe served as Vice President, Audit and Advisory Services from June 2007 to October 2007 and Director of Investor Relations and Communications from January 2007 to June 2007. From June 2005 to January 2007, Mr. Briscoe served as Finance Director for the Company's North and South America Unit. Prior to joining the Company in June 2005, Mr. Briscoe served as Vice President of Accounting for Ferrellgas Inc. from July 2003 to June 2005, Vice President of Administration from June 2002 to July 2003 and Division Controller from June 1997 to June 2002. Prior to working for Ferrellgas, Mr. Briscoe served as Controller for Latin America for Dresser Industries Inc., which has subsequently been acquired by Halliburton, Inc. Mr. Briscoe started his career with seven years in public accounting beginning with the firm of KPMG and ending with Ernst & Young as an Audit Manager.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our shares are listed on the NYSE under the symbol "RIG." The following table sets forth the high and low sales prices of our shares for the periods indicated as reported on the NYSE Composite Tape, including trading of the shares of Transocean-Cayman through December 18, 2008 and trading of the shares of Transocean Ltd. after such date.

	Price	
	High	Low
2007		
First quarter (a)	$ 83.20	$ 72.47
Second quarter (a)	109.20	80.50
Third quarter (a)	120.88	92.61
Fourth quarter	149.62	107.37
2008		
First quarter	$ 147.25	$ 111.34
Second quarter	163.00	132.46
Third quarter	154.50	105.16
Fourth quarter	109.16	41.95

(a) The stock prices presented reflect the historical market prices and have not been restated to reflect the effects of the GSF Transactions.

On February 20, 2009, the last reported sales price of our shares on the NYSE Composite Tape was $59.52 per share. On such date, there were 6,398 holders of record of our shares and 319,660,304 shares outstanding.

On November 27, 2007, each of Transocean-Cayman's ordinary shares outstanding at the time of the Reclassification was reclassified by way of a scheme of arrangement under Cayman Islands law into 0.6996 Transocean-Cayman ordinary shares and $33.03 in cash. The closing price of Transocean-Cayman's ordinary shares on November 26, 2007, the last trading day before the completion of the GSF Transactions, was $129.39. The opening price of Transocean-Cayman's ordinary shares on November 27, 2007, after the completion of the GSF Transactions, was $133.38.

Although our shareholders received cash in the Reclassification, we did not declare or pay a cash dividend in either of the two most recent fiscal years. Any future declaration and payment of any cash dividends will (1) depend on our results of operations, financial condition, cash requirements and other relevant factors, (2) be subject to shareholder approval, (3) be subject to restrictions contained in our credit facilities and other debt covenants and (4) be subject to restrictions imposed by Swiss law, including the requirement that sufficient distributable profits from the previous year or freely distributable reserves must exist.

In December 2008, Transocean Ltd. completed the Redomestication Transaction. In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans, warrants or other rights to acquire shares of Transocean Ltd. The Redomestication Transaction effectively changed the place of incorporation of our parent holding company from the Cayman Islands to Switzerland. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly-owned subsidiary of Transocean Ltd. In connection with the Redomestication Transaction, we relocated our principal executive offices to Vernier, Switzerland.

Swiss Tax Consequences to Shareholders of Transocean

The tax consequences discussed below are not a complete analysis or listing of all the possible tax consequences that may be relevant to shareholders of Transocean. Shareholders should consult their own tax advisors in respect of the tax consequences related to receipt, ownership, purchase or sale or other disposition of our shares and the procedures for claiming a refund of withholding tax.

Swiss Income Tax on Dividends and Similar Distributions

A non-Swiss holder will not be subject to Swiss income taxes on dividend income and similar distributions in respect of our shares, unless the shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder. However, dividends and similar distributions are subject to Swiss withholding tax. See "—Swiss Withholding Tax—Distributions to Shareholders."

Swiss Wealth Tax

A non-Swiss holder will not be subject to Swiss wealth taxes unless the holder's shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder.

Swiss Capital Gains Tax upon Disposal of Shares

A non-Swiss holder will not be subject to Swiss income taxes for capital gains unless the holder's shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder. In such case, the non-Swiss holder is required to recognize capital gains or losses on the sale of such shares, which will be subject to cantonal, communal and federal income tax.

Swiss Withholding Tax— Distributions to Shareholders

A Swiss withholding tax of 35 percent is due on dividends and similar distributions to our shareholders from us, regardless of the place of residency of the shareholder (subject to the exceptions discussed under "—Exemption from Swiss Withholding Tax—Distributions to Shareholders" below). We will be required to withhold at such rate and remit on a net basis any payments made to a holder of our shares and pay such withheld amounts to the Swiss federal tax authorities. Please see "—Refund of Swiss Withholding Tax on Dividends and Other Distributions."

Exemption from Swiss Withholding Tax—Distributions to Shareholders

Under present Swiss tax law, distributions to shareholders in relation to a reduction of par value are exempt from Swiss withholding tax. Beginning on January 1, 2011, distributions to shareholders out of qualifying additional paid-in capital for Swiss statutory purposes are as a matter of principle exempt from the Swiss withholding tax. The particulars of this general principle are, however, subject to regulations still to be promulgated by the competent Swiss authorities; it will further require that the current draft corporate law bill, which proposes an overhaul of certain aspects of Swiss corporate law, be modified in the upcoming legislative process to reflect the recent change in the tax law. On December 18, 2008, the aggregate amount of par value and qualifying additional paid-in capital of our outstanding shares was $4.7 billion and $10.6 billion, respectively. Consequently, we expect that a substantial amount of any potential future distributions may be exempt from Swiss withholding tax.

Repurchases of Shares

Under present Swiss tax law, repurchases of shares for the purposes of capital reduction are treated as a partial liquidation subject to the 35 percent Swiss withholding tax. However, for shares repurchased for capital reduction, the portion of the repurchase price attributable to the par value of the shares repurchased will not be subject to the Swiss withholding tax. Beginning on January 1, 2011, subject to the adoption of implementing regulations and amendments to Swiss corporate law, the portion of the repurchase price attributable to the qualifying additional paid-in capital for Swiss statutory reporting purposes of the shares repurchased will also not be subject to the Swiss withholding tax. We would be required to withhold at such rate the tax from the difference between the repurchase price and the related amount of par value and, beginning on January 1, 2011, subject to the adoption of implementing regulations and amendments to Swiss corporate law, the related amount of qualifying additional paid-in capital. We would be required to remit on a net basis the purchase price with the Swiss withholding tax deducted to a holder of our shares and pay the withholding tax to the Swiss federal tax authorities.

With respect to the refund of Swiss withholding tax from the repurchase of shares, see "—Refund of Swiss Withholding Tax on Dividends and Other Distributions" below.

In most instances, Swiss companies listed on the SIX Swiss Exchange, or SIX, carry out share repurchase programs through a "second trading line" on the SIX. Swiss institutional investors typically purchase shares from shareholders on the open market and then sell the shares on the second trading line back to the company. The Swiss institutional investors are generally able to receive a full refund of the withholding tax. Due to, among other things, the time delay between the sale to the company and the institutional investors' receipt of the refund, the price companies pay to repurchase their shares has historically been slightly higher (but less than one percent) than the price of such companies' shares in ordinary trading on the SIX first trading line.

We do not expect to be able to use the SIX second trading line process to repurchase our shares because we do not intend to list our shares on the SIX. We do, however, intend to follow an alternative process whereby we expect to be able to repurchase our shares in a manner that should allow Swiss institutional market participants selling the shares to us to receive a refund of the Swiss withholding tax and, therefore, accomplish the same purpose as share repurchases on the second trading line at substantially the same cost to us and such market participants as share repurchases on a second trading line.

The repurchase of shares for purposes other than capital reduction, such as to retain as treasury shares for use in connection with stock incentive plans, convertible debt or other instruments within certain periods, will generally not be subject to Swiss withholding tax.

Our board of directors has recommended to shareholders for approval at the 2009 annual meeting a release of qualifying additional paid-in-capital (for Swiss statutory purposes) to other reserves (for Swiss statutory purposes) that is necessary for the possible repurchase of shares for cancellation.

Refund of Swiss Withholding Tax on Dividends and Other Distributions

Swiss holders—A Swiss tax resident, corporate or individual, can recover the withholding tax in full if such resident is the beneficial owner of our shares at the time the dividend or other distribution becomes due and provided that such resident reports the gross distribution received on such resident's income tax return, or in the case of an entity, includes the taxable income in such resident's income statement.

Non-Swiss holders—If the shareholder that receives a distribution from us is not a Swiss tax resident, does not hold our shares in connection with a permanent establishment or a fixed place of business maintained in Switzerland, and resides in a country that has concluded a treaty for the avoidance of double taxation with Switzerland for which the conditions for the application and protection of and by the treaty are met, then the shareholder may be entitled to a full or partial refund of the withholding tax described above. The procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country.

Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with numerous countries, including the U.S., whereby under certain circumstances all or part of the withholding tax may be refunded.

U.S. residents—The Swiss-U.S. tax treaty provides that U.S. residents eligible for benefits under the treaty can seek a refund of the Swiss withholding tax on dividends for the portion exceeding 15 percent (leading to a refund of 20 percent) or a 100 percent refund in the case of qualified pension funds.

As a general rule, the refund will be granted under the treaty if the U.S. resident can show evidence of:

- beneficial ownership,
- U.S. residency, and
- meeting the U.S.-Swiss tax treaty's limitation on benefits requirements.

The claim for refund must be filed with the Swiss federal tax authorities (Eigerstrasse 65, 3003 Berne, Switzerland), not later than December 31 of the third year following the year in which the dividend payments became due. The relevant Swiss tax form is Form 82C for companies, 82E for other entities and 82I for individuals. These forms can be obtained from any Swiss Consulate General in the U.S. or from the Swiss federal tax authorities at the address mentioned above. Each form needs to be filled out in triplicate, with each copy duly completed and signed before a notary public in the U.S. Evidence that the withholding tax was withheld at the source must also be included.

Stamp duties in relation to the transfer of shares—The purchase or sale of our shares may be subject to Swiss federal stamp taxes on the transfer of securities irrespective of the place of residency of the purchaser or seller if the transaction takes place through or with a Swiss bank or other Swiss securities dealer, as those terms are defined in the Swiss Federal Stamp Tax Act and no exemption applies in the specific case. If a purchase or sale is not entered into through or with a Swiss bank or other Swiss securities dealer, then no stamp tax will be due. The applicable stamp tax rate is 0.075 percent for each of the two parties to a transaction and is calculated based on the purchase price or sale proceeds. If the transaction does not involve cash consideration, the transfer stamp duty is computed on the basis of the market value of the consideration.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (2) (in millions)
October 2008	596	$ 96.69	—	$ 600
November 2008	700	76.67	—	600
December 2008	404	57.61	—	600
Total	1,700	$ 79.16	—	$ 600

(1) Total number of shares purchased in the fourth quarter of 2008 consists of shares withheld by us in satisfaction of withholding taxes due upon the vesting of restricted shares granted to our employees under our Long-Term Incentive Plan.

(2) In May 2006, Transocean-Cayman's board of directors authorized an increase in the amount of ordinary shares which could be repurchased pursuant to our share repurchase program to $4.0 billion from $2.0 billion, which was previously authorized and announced in October 2005. The shares could be repurchased from time to time in open market or private transactions. The repurchase program did not have an established expiration date and could be suspended or discontinued at any time. Under the program, repurchased shares were retired and returned to unissued status. From the inception of this program through December 18, 2008, Transocean-Cayman repurchased a total of 46.9 million of its shares at a total cost of $3.4 billion. As a result of the Redomestication Transaction, the Transocean-Cayman share repurchase program has been terminated. See "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources and Uses of Liquidity—Share Repurchase Program Recommendation" for a discussion of the share repurchase program that our board of directors recommends shareholders approve.

ITEM 6. Selected Financial Data

The selected financial data as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 has been derived from the audited consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data." The selected financial data as of December 31, 2006, 2005 and 2004, and for the years ended December 31, 2005 and 2004 has been derived from audited consolidated financial statements not included herein. The following data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and the notes thereto included under "Item 8. Financial Statements and Supplementary Data."

In January 2001, we completed our merger transaction with R&B Falcon Corporation ("R&B Falcon"). At the time of the R&B Falcon merger, R&B Falcon operated a diverse global drilling rig fleet, consisting of drillships, semisubmersibles, jackups and other units in addition to the Gulf of Mexico Shallow and Inland Water segment fleet. R&B Falcon and the Gulf of Mexico Shallow and Inland Water segment later became known as TODCO (together with its subsidiaries and predecessors, unless the context requires otherwise, "TODCO"). In preparation for the initial public offering of TODCO, we transferred all assets and subsidiaries out of TODCO that were unrelated to the Gulf of Mexico Shallow and Inland Water business.

In February 2004, we completed an initial public offering (the "TODCO IPO") of approximately 23 percent of the outstanding shares of TODCO's common stock. In September 2004, December 2004 and May 2005, respectively, we completed additional public offerings of TODCO common stock. In June 2005, we completed the sale of our remaining TODCO common stock pursuant to Rule 144 under the Securities Act of 1933, as amended.

We consolidated TODCO in our financial statements as a business segment through December 16, 2004 and that portion of TODCO that we did not own was reported as minority interest in our consolidated statements of operations and balance sheet. Our ownership and voting interest in TODCO declined to approximately 22 percent on that date, and we no longer consolidated TODCO in our financial statements but accounted for our remaining investment using the equity method of accounting.

In May 2005 and June 2005, respectively, we completed a public offering and a sale of TODCO common stock pursuant to Rule 144 under the Securities Act of 1933, as amended (respectively referred to as the "May Offering" and the "June Sale"). After the May Offering, we accounted for our remaining investment using the cost method of accounting. As a result of the June Sale, we no longer own any shares of TODCO's common stock.

In November 2007, Transocean-Cayman reclassified each of its outstanding ordinary shares by way of a scheme of arrangement under Cayman Islands law immediately followed by its merger with GlobalSantaFe. We accounted for the reclassification as a reverse stock split and a dividend, which requires restatement of historical weighted-average shares outstanding and historical earnings per share for prior periods. Per share amounts for all periods have been adjusted for the reclassification. We applied the purchase accounting method for the GlobalSantaFe merger and identified Transocean-Cayman as the acquirer in the business combination. The balance sheet data as of December 31, 2007 represents the consolidated statement of financial position of the combined company. The statement of operations and other financial data for the year ended December 31, 2007 include approximately one month of operating results and cash flows for the combined company. Transocean-Cayman financed payments made in connection with the reclassification and merger with borrowings under a $15 billion bridge loan facility.

	Years ended December 31,				
	2008	2007	2006	2005	2004
	(In millions, except per share data)				
Statement of operations data					
Operating revenues	$ 12,674	$ 6,377	$ 3,882	$ 2,892	$ 2,614
Operating income	5,357	3,239	1,641	720	328
Net income	4,202	3,131	1,385	716	152
Earnings per share					
Basic	$ 13.20	$ 14.65	$ 6.32	$ 3.13	$ 0.68
Diluted	$ 13.09	$ 14.14	$ 6.10	$ 3.03	$ 0.67
Balance sheet data (at end of period)					
Total assets	$ 35,171	$ 34,364	$ 11,476	$ 10,457	$ 10,758
Debt due within one year	664	6,172	95	400	19
Long-term debt	13,522	11,085	3,203	1,197	2,462
Total shareholders' equity	16,524	12,566	6,836	7,982	7,393
Other financial data					
Cash provided by operating activities	$ 4,959	$ 3,073	$ 1,237	$ 864	$ 600
Cash provided by (used in) investing activities	(2,196)	(5,677)	(415)	169	551
Cash provided by (used in) financing activities	(3,041)	3,378	(800)	(1,039)	(1,174)
Capital expenditures	2,208	1,380	876	182	127
Operating margin	42 %	51 %	42%	25%	13%

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the information contained in "Item 1. Business," "Item 1A. Risk Factors" and the audited consolidated financial statements and the notes thereto included under "Item 8. Financial Statements and Supplementary Data" elsewhere in this annual report.

Overview

Transocean Ltd. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Transocean," the "Company," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. As of February 3, 2009, we owned, had partial ownership interests in or operated 136 mobile offshore drilling units. As of this date, our fleet consisted of 39 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh Environment semisubmersibles and drillships), 28 Midwater Floaters, 10 High-Specification Jackups, 55 Standard Jackups and four Other Rigs. In addition, we had 10 Ultra-Deepwater Floaters under construction or contracted for construction.

We believe our mobile offshore drilling fleet is one of the most modern and versatile fleets in the world. Our primary business is to contract these drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. We specialize in technically demanding segments of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services. We also provide oil and gas drilling management services on either a dayrate basis or a completed-project, fixed-price (or "turnkey") basis, as well as drilling engineering and drilling project management services, and we participate in oil and gas exploration and production activities.

In November 2007, we completed our merger transaction (the "Merger") with GlobalSantaFe Corporation ("GlobalSantaFe"). The Merger was accounted for as a purchase, with the Company as the acquirer for accounting purposes. At the time of the Merger, GlobalSantaFe owned, had partial ownership interests in, operated, had under construction or contracted for construction, 61 mobile offshore drilling units and other units utilized in the support of offshore drilling activities. The balance sheet data as of December 31, 2007 represents the consolidated statement of financial position of the combined company. The statement of operations and other financial data for the year ended December 31, 2007 include approximately one month of operating results and cash flows for the combined company.

In December 2008, Transocean Ltd. completed a transaction pursuant to an Agreement and Plan of Merger among Transocean Ltd., Transocean Inc., which was our former parent holding company, and Transocean Cayman Ltd., a company organized under the laws of the Cayman Islands that was a wholly-owned subsidiary of Transocean Ltd., pursuant to which Transocean Inc. merged by way of schemes of arrangement under Cayman Islands law with Transocean Cayman Ltd., with Transocean Inc. as the surviving company (the "Redomestication Transaction"). In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans, warrants or other rights to acquire shares of Transocean Ltd. The Redomestication Transaction effectively changed the place of incorporation of our parent holding company from the Cayman Islands to Switzerland. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly-owned subsidiary of Transocean Ltd. In connection with the Redomestication Transaction, we relocated our principal executive offices to Vernier, Switzerland. We refer to the Redomestication Transaction and the relocation of our principal executive offices together as the "Redomestication."

Key measures of our total company results of operations and financial condition are as follows:

	Years ended December 31,		
	2008	2007	Change
	(In millions, except average daily revenue and percentages)		
Average daily revenue (a)(b)	$ 240,300	$ 211,900	$ 28,400
Utilization (b)(c)	90 %	90 %	n/a
Statement of operations data			
Operating revenues	$ 12,674	$ 6,377	$ 6,297
Operating and maintenance expenses	5,355	2,781	2,574
Operating income	5,357	3,239	2,118
Net income	4,202	3,131	1,071
Balance sheet data (at end of period)			
Cash and cash equivalents	963	1,241	(278)
Total assets	35,171	34,364	807
Total debt	14,186	17,257	(3,071)

"n/a" means not applicable.

(a) Average daily revenue is defined as contract drilling revenue earned per revenue earning day. A revenue earning day is defined as a day for which a rig earns dayrate after commencement of operations.

(b) Excludes a drillship engaged in scientific geological coring activities, the *Joides Resolution*, that is owned by a joint venture in which we have a 50 percent interest and is accounted for under the equity method of accounting.

(c) Utilization is the total actual number of revenue earning days as a percentage of the total number of calendar days in the period.

We are currently experiencing high utilization and historically high dayrates across our fleet. Customers continue to express interest in multi-year contracts for our high-specification units. Recently, we have experienced weakness in our Midwater Floater fleet and in our Jackup fleet, as near-term customer demand has declined. We currently have two Midwater Floaters, including one that is held for sale, and four Jackups that are idle, and we expect to idle more rigs as they come off contracts. We expect the decline in commodity prices and the downturn in the global economy to continue to have a negative effect on dayrates and the level of contract activity in these markets, and that effect could be substantial. See "Item 1A. Risk Factors" for a discussion of some of the risks associated with a continued decline in commodity prices and an extended worldwide economic downturn.

Over the last few years, a shortage of qualified personnel in our industry drove up compensation costs and suppliers increased prices as their backlogs grow. We expect increasing unemployment, a stronger U.S. dollar and a continued decline in commodity prices to slow the rate of escalation in these costs or cause these costs to decrease over time.

Our revenues for the year ended December 31, 2008 increased from the prior year period primarily as a result of the addition of GlobalSantaFe's operations for a full year and higher dayrates. Our operating and maintenance expenses for the year increased primarily as a result of higher labor and rig maintenance costs in connection with such increased activity as well as inflationary cost increases and the addition of GlobalSantaFe's operations (see "—Outlook"). Total debt decreased as a result of repayments of borrowings under the Bridge Loan Facility during 2008. See "—Liquidity and Capital Resources–Sources and Uses of Liquidity."

We have established two reportable segments: (1) contract drilling services and (2) other operations. The contract drilling segment consists of floaters, jackups and other rigs used in support of offshore drilling activities and offshore support services on a worldwide basis. Our fleet operates in a single, global market for the provision of contract drilling services. The location of our rigs and the allocation of resources to build or upgrade rigs are determined by the activities and needs of our customers. The other operations segment includes drilling management services and oil and gas properties. We provide drilling management services through Applied Drilling Technology Inc., our wholly owned subsidiary, and through ADT International, a division of one of our U.K. subsidiaries (together, "ADTI"). Drilling management services are provided primarily on a turnkey basis at a fixed bid amount. Oil and gas properties consist of exploration, development and production activities carried out through our oil and gas subsidiaries, Challenger Minerals Inc. and Challenger Minerals (North Sea) Limited (together, "CMI").

Significant Events

Redomestication—In December 2008, we completed the Redomestication Transaction. See "—Overview."

In December 2008, in connection with the Redomestication Transaction, we assumed Transocean-Cayman's obligations under the warrants that were previously exercisable for ordinary shares of Transocean-Cayman.

Also in December 2008, we guaranteed the obligations of Transocean-Cayman under the indenture relating to Transocean-Cayman's 1.625% Series A Convertible Senior Notes due 2037, 1.50% Series B Convertible Senior Notes due 2037 and 1.50% Series C Convertible Senior Notes due 2037 (together, the "Convertible Senior Notes") and 5.25% Senior Notes due 2013, 6.00% Senior Notes due 2018 and 6.80% Senior Notes due 2038. In addition, we assumed the obligation to deliver our shares, if any, upon conversion of the Convertible Senior Notes, in lieu of Transocean-Cayman ordinary shares. We also guaranteed the obligations of Transocean-Cayman under the indenture relating to Transocean-Cayman's 6.625% Notes due 2011, 5% Notes due 2013, 7.375% Senior Notes due 2018, 8% Debentures due 2027, 7.45% Notes due 2027, 7% Senior Notes due 2028 and 7.5% Notes due 2031.

Furthermore, in December 2008, we guaranteed the payment of the principal and the accrued and unpaid interest on commercial paper notes issued or to be issued under Transocean-Cayman's commercial paper program.

Impairment loss—During the year ended December 31, 2008, we recorded impairment losses of $320 million, of which $223 million was related to the goodwill and other intangible assets associated with our drilling management services reporting unit. Additionally, we recognized an impairment loss of $97 million associated with *GSF Arctic II* and *GSF Arctic IV* after having determined that the rigs were subject to impairment indicators resulting from the credit crisis and the rapid decline in commodity prices. We estimate the fair market value of the assets held for sale, goodwill and other intangibles based on our estimates and projections considering current market conditions and other factors.

Asset dispositions—During 2008, we completed the sale of three of our Standard Jackups (*GSF Adriatic III*, *GSF High Island I* and *GSF High Island VIII*). See "—Liquidity and Capital Resources–Fleet Expansion and Dispositions."

Bank credit agreements—In March 2008, Transocean-Cayman entered into a term credit facility under the Term Credit Agreement dated March 13, 2008 (the "Term Loan") and borrowed $1.925 billion under the facility. In April 2008, Transocean-Cayman borrowed an additional $75 million under the Term Loan. In June 2008, Transocean-Cayman repaid the then outstanding balance under the Bridge Loan Facility and terminated the facility. See "—Liquidity and Capital Resources–Sources and Uses of Liquidity."

In November 2008, Transocean-Cayman entered into a new credit agreement for a 364-day, $1.08 billion revolving credit facility (the "364-Day Revolving Credit Facility") to replace its expiring $1.5 billion revolving credit agreement entered into in December 2007 ("Former 364-Day Revolving Credit Facility") and terminated the expiring agreement. Transocean-Cayman also amended its existing $2.0 billion revolving credit facility (the "Five-Year Revolving Credit Facility") and the Term Loan (together with the 364-Day Revolving Credit Facility and the Five-Year Revolving Credit Facility, the "Credit Facilities") in connection with the Redomestication Transaction. Upon completion of the Redomestication Transaction, Transocean-Cayman became our wholly-owned subsidiary, and we guaranteed Transocean-Cayman's obligations under the Credit Facilities.

Fleet expansion—In April 2008, we were awarded a drilling contract for *Discoverer India*. The Ultra-Deepwater Floater is expected to commence operations under a multi-year drilling contract during the fourth quarter of 2010. See "—Liquidity and Capital Resources–Fleet Expansion and Dispositions."

In June 2008, we reached an agreement with subsidiaries of Petrobras and Mitsui to acquire a newbuild Ultra-Deepwater Floater, *Petrobras 10000*, under a capital lease contract. In conjunction with the capital lease contract, we entered into a 10-year drilling contract with subsidiaries of Petrobras covering worldwide operations of the drillship with an option for Petrobras to extend the term of the drilling contract by up to an additional 10 years. See "—Liquidity and Capital Resources–Fleet Expansion and Dispositions."

Floating rate notes—In September 2006, Transocean-Cayman issued $1.0 billion aggregate principal amount of floating rate notes, due September 2008 ("Floating Rate Notes"). In September 2008, Transocean-Cayman repaid the Floating Rate Notes at maturity.

Angola Deepwater Drilling Company—In September 2008, we acquired a 65 percent interest in Angola Deepwater Drilling Company Limited ("ADDCL"), a Cayman Islands joint venture company.

Outlook

Drilling market—We were successful in building contract backlog in 2008 within all of our asset classes. Our contract backlog at February 3, 2009 was approximately $38.7 billion. A summary of our rigs that, as of February 3, 2009, had available uncommitted time in 2009 and 2010 is set forth below:

Uncommitted rigs	2009	2010
High-Specification Floaters	1	9
Midwater Floaters	10	6
High-Specification Jackups	5	5
Standard Jackups	26	18

We have been successful in building contract backlog within our High-Specification Floaters fleet with 39 of our 49 current and future High-Specification Floaters, including all of our newbuilds, contracted into or beyond 2011 as of February 3, 2009. These 39 units also include 25 of our 28 current and future Ultra-Deepwater Floaters. Our total contract backlog of approximately $38.7 billion as of February 3, 2009 includes an estimated $29.2 billion of backlog represented by our High-Specification Floaters. The deepwater market benefits from the limited supply of deepwater capable rigs available for contract. We believe the continued exploration successes in the deepwater offshore provinces of Brazil, Angola, India and U.S. Gulf of Mexico will continue to drive significant demand for the Ultra-Deepwater Floaters and support our long-term positive outlook for our High-Specification Floater fleet. With the expected demand for deepwater programs, we believe that the long-term outlook for deepwater capable rigs continues to be very favorable. We have a limited number of High-Specification Floaters coming available in 2009, which may result in limited or no new contracts in the near term. Additionally, the decline in commodity prices and the downturn in the global economy may have a near-term negative effect on dayrates in the High-Specification Floater fleet.

Our Midwater Floaters fleet, which includes 28 semisubmersible rigs, is 64 percent committed to contracts that extend into 2010. However, near-term customer demand has declined, resulting in a lack of tendering opportunities and the warm stacking of one of our midwater floaters and one midwater floater that is classified as held for sale. Weakness in the U.K. floater market, coupled with subletting of the existing rigs in this market and cancellations and delays in customer programs in other Midwater Floater markets, is expected to result in reduced dayrates and the stacking of additional rigs in this fleet in the near term.

We are also experiencing weakness in the jackup market. As of February 20, 2009, we had warm stacked two jackups and cold stacked two jackups. Considering the number of jackups that are under construction without customer contracts and the lack of customer demand, we expect dayrates and utilization to decrease in our jackup fleet. We believe the delivery of the uncontracted units will further adversely impact the market for jackups through 2009, and potentially beyond, and is expected to result in the stacking of additional rigs in the near term. With 31 of our 65 jackups completing their current contracts in 2009, our exposure to market weakness is significant.

The decline in commodity prices, together with the difficult conditions in the credit markets, has had a negative impact on our business. One of our clients has been placed into administration (a form of bankruptcy proceeding in the U.K.), and another has been unable to post the required escrow leading us to terminate the contract. Continued low commodity prices may lead to further decreases in demand across all rig classes and, as a result, lower dayrates and utilization for our rigs or further idling rigs in our fleet.

As of February 3, 2009, the percentage of contract days in our uncommitted fleet for 2009, 2010, 2011 and 2012 is as follows:

Uncommitted fleet percentage	2009	2010	2011	2012
High-Specification Floaters	2 %	10 %	31 %	47 %
Midwater Floaters	20 %	41 %	77 %	87 %
High-Specification Jackups	29 %	74 %	93 %	100 %
Standard Jackups	29 %	69 %	85 %	98 %

We expect our total revenues to be lower in 2009 than in 2008. Although the commencement of new contracts with higher dayrates and the commencement of operations of five of our newbuilds and the Sedco *706* are expected to increase contract drilling revenues, both contract drilling intangible revenues and other revenues are expected to decline by a greater amount. These lower revenues are expected as a result of the reduction of non-drilling activity, the sale of three jackups in 2008, the anticipated sale of *GSF Arctic II* and *GSF Arctic IV* in 2009 and lost revenue associated with an expected increase in idle rigs.

We expect our total operating and maintenance costs in 2009 to decrease compared to 2008 due to lower operating costs associated with a number of jackups and midwater floaters that may be cold stacked during 2009, exchange rate changes, the anticipated sale of *GSF Arctic II* and *GSF Arctic IV* in 2009 and the sale of three jackups during 2008. In addition, we expect a reduction of support costs due to various overhead cost-reduction initiatives and an expected decrease in non-drilling activity. These decreases are expected to be partially offset in 2009 by an increase in operating and maintenance costs as a result of the commencement of operations of five of our deepwater newbuilds and the *Sedco 706*. Our actual operating and maintenance costs for 2009 remain uncertain given current economic and market conditions and could be significantly impacted by the actual level of activity and other factors.

We have nine existing contracts with fixed-price or capped options, and we expect that a number of these fixed price options will not be exercised by our customers in 2009 in light of the current market environment. Well-in-progress or similar provisions in our existing contracts may delay the start of higher dayrates in subsequent contracts, and some of the delays have been and could be significant.

Our operations are geographically dispersed in oil and gas exploration and development areas throughout the world. Rigs can be moved from one region to another, but the cost of moving a rig and the availability of rig-moving vessels may cause the supply and demand balance to vary somewhat between regions. However, significant variations between regions do not tend to persist long-term because of rig mobility. Consequently, we operate in a single, global offshore drilling market.

Insurance matters—We periodically evaluate our hull and machinery and third-party liability insurance limits and self-insured retentions. Effective May 1, 2008, we renewed our hull and machinery and third-party liability insurance coverages. Subject to large self-insured retentions, we carry hull and machinery insurance covering physical damage to the rigs for operational risks worldwide, and we carry liability insurance covering damage to third parties. However, we do not generally have commercial market insurance coverage for physical damage losses to our rigs due to hurricanes in the U.S. Gulf of Mexico and war perils worldwide. Additionally, we do not carry insurance for loss of revenue. Also, for our subsidiaries ADTI and CMI, we generally self-insure operators' extra expense coverage. This coverage provides protection against expenses related to well control and redrill liability associated with blowouts. Generally, ADTI's clients assume, and indemnify ADTI for, liability associated with blowouts in excess of $50 million. In the opinion of management, adequate accruals have been made based on known and estimated losses related to such exposures.

Tax matters—We are a Swiss corporation and we operate through our various subsidiaries in a number of countries throughout the world. Our tax provision is based upon the tax laws, regulations and treaties in effect in and between the countries in which our operations are conducted and income is earned. Our effective tax rate for financial reporting purposes will fluctuate from year to year, as our operations are conducted in different taxing jurisdictions. We are subject to changes in tax laws, treaties and regulations in and between the countries in which we operate and earn income. A change in the tax laws, treaties or regulations in any of the countries in which we operate could result in a higher or lower effective tax rate on our worldwide earnings and, as a result, could have a material effect on our financial results.

Our income tax return filings in the major jurisdictions in which we operate worldwide are generally subject to examination for periods ranging from three to six years. We have agreed to extensions beyond the statute of limitations in two jurisdictions for up to 12 years. Tax authorities in certain jurisdictions are examining our tax returns and in some cases have issued assessments. We are defending our tax positions in those jurisdictions. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect the ultimate liability to have a material adverse effect on our consolidated statement of financial position or results of operations although it may have a material adverse effect on our consolidated cash flows.

With respect to our 2004 and 2005 U.S. federal income tax returns, U.S. taxing authorities previously proposed certain adjustments that, if sustained, would have resulted in a cash tax liability of approximately $413 million, exclusive of interest. The tax authorities have now withdrawn one of these proposed adjustments, which will significantly reduce the proposed assessment. The authorities continue to contend that one of our key subsidiaries maintains a permanent establishment in the U.S. and is, therefore, subject to U.S. taxation on certain earnings effectively connected to such U.S. business. Such tax treatment would not be expected to result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows with respect to 2004 and 2005 activities. With respect to years following 2005, U.S. taxing authorities may continue to pursue the argument that one of our key subsidiaries maintains a permanent establishment in the U.S. and is therefore subject to U.S. taxation on certain earnings effectively connected to such U.S. business. Since there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S. (or maintaining a permanent establishment under an applicable treaty), we cannot be certain that the tax authorities will not be successful in their claim that we or any of our key subsidiaries is/are engaged in a trade or business in the U.S. (or, when applicable, maintains a permanent establishment in the U.S.). If we were or any of our key subsidiaries were considered to be engaged in a trade or business in the U.S. (when applicable, through a permanent establishment), we could be subject to U.S. corporate income and additional branch profits taxes on the portion of its earnings effectively connected to such U.S. business, in which case our effective tax rate on worldwide earnings with respect to years following 2005 could increase substantially, and our earnings and cash flows from operations could be materially and adversely affected. We believe our returns are materially correct as filed, and we will continue to vigorously defend against all such claims.

Certain of our Brazilian income tax returns for the years 2000 through 2004 are currently under examination. The Brazil tax authorities have issued tax assessments totaling $84 million, plus a 75 percent penalty and $63 million of interest through December 31, 2008. The U.S. dollar amount of the assessments decreased during 2008 due to foreign currency exchange rate fluctuations. We believe our returns are materially correct as filed, and we are vigorously contesting these assessments. We filed a protest letter with the Brazilian tax authorities on January 25, 2008, and we are currently engaged in the appeals process.

Norwegian civil tax and criminal authorities are investigating various transactions undertaken by our subsidiaries in 2001 and 2002. The authorities have issued a tax assessment of approximately $59 million, plus interest, related to a 2001 dividend payment. We plan to appeal this tax assessment. We may be required to provide some form of financial security, in an amount up to $122 million, for these assessed amounts as this dispute is appealed and addressed by the Norwegian courts. Furthermore, the authorities have also issued notifications of their intent to issue tax assessments of approximately $225 million, plus interest, related to certain restructuring transactions, approximately $6 million, plus interest, related to certain foreign exchange deductions, and approximately $144 million, plus interest, related to the migration of a subsidiary that was previously subject to tax in Norway. The authorities have indicated that they plan to seek penalties of 60 percent on all matters. We have and will continue to respond to all information requests from the Norwegian authorities. We plan to vigorously contest any assertions by the Norwegian authorities in connection with the various transactions being investigated.

During the year ended December 31, 2008, our long-term liability for unrecognized tax benefits related to these Norwegian tax issues decreased by $22 million to $146 million due to exchange rate fluctuations partially offset by the accrual of interest. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect the ultimate resolution of these matters to have a material adverse effect on our consolidated statement of financial position or results of operations although it may have a material adverse effect on our consolidated cash flows. See Notes to Consolidated Financial Statements—Note 5—Income Taxes.

Regulatory matters—In June 2007, GlobalSantaFe's management retained outside counsel to conduct an internal investigation of its Nigerian and West African operations, focusing on brokers who handled customs matters with respect to its affiliates operating in those jurisdictions and whether those brokers have fully complied with the U.S. Foreign Corrupt Practices Act ("FCPA") and local laws. GlobalSantaFe commenced its investigation following announcements by other oilfield service companies that they were independently investigating the FCPA implications of certain actions taken by third parties in respect of customs matters in connection with their operations in Nigeria, as well as another company's announced settlement implicating a third party handling customs matters in Nigeria. In each case, the customs broker was reported to be Panalpina Inc., which GlobalSantaFe used to obtain temporary import permits for its rigs operating offshore Nigeria. GlobalSantaFe voluntarily disclosed its internal investigation to the U.S. Department of Justice (the "DOJ") and the Securities and Exchange Commission ("SEC") and, at their request, expanded its investigation to include the activities of its customs brokers in other West African countries and the activities of Panalpina Inc. worldwide. The investigation is focusing on whether the brokers have fully complied with the requirements of their contracts, local laws and the FCPA. In late November 2007, GlobalSantaFe received a subpoena from the SEC for documents related to its investigation. In this connection, the SEC advised GlobalSantaFe that it had issued a formal order of investigation. After the completion of the Merger, outside counsel began formally reporting directly to the audit committee of our board of directors. Our legal representatives are keeping the DOJ and SEC apprised of the scope and details of their investigation and producing relevant information in response to their requests.

On July 25, 2007, our legal representatives met with the DOJ in response to a notice we received requesting such a meeting regarding our engagement of Panalpina Inc. for freight forwarding and other services in the U.S. and abroad. The DOJ informed us that it is conducting an investigation of alleged FCPA violations by oil service companies who used Panalpina Inc. and other brokers in Nigeria and other parts of the world. We developed an investigative plan which has continued to be amended and which would allow us to review and produce relevant and responsive information requested by the DOJ and SEC. The investigation was expanded to include one of our agents for Nigeria. This investigation and the legacy GlobalSantaFe investigation are being conducted by outside counsel who reports directly to the audit committee of our board of directors. The investigation has focused on whether the agent and the customs brokers have fully complied with the terms of their respective agreements, the FCPA and local laws. Our outside counsel has coordinated their efforts with the DOJ and the SEC with respect to the implementation of our investigative plan, including keeping the DOJ and SEC apprised of the scope and details of the investigation and producing relevant information in response to their requests. We cannot predict the ultimate outcome of these investigations, the total costs to be incurred in completing the investigations, the potential impact on personnel, the effect of implementing any further measures that may be necessary to ensure full compliance with applicable laws or to what extent, if at all, we could be subject to fines, sanctions or other penalties.

Our internal compliance program has detected a potential violation of U.S. sanctions regulations in connection with the shipment of goods to our operations in Turkmenistan. Goods bound for our rig in Turkmenistan were shipped through Iran by a freight forwarder. Iran is subject to a number of economic regulations, including sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), and comprehensive restrictions on the export and re-export of U.S.-origin items to Iran. Iran has been designated as a state sponsor of terrorism by the U.S. State Department. Failure to comply with applicable laws and regulations relating to sanctions and export restrictions may subject us to criminal sanctions and civil remedies, including fines, denial of export privileges, injunctions or seizures of our assets. See "Item 1A. Risk Factors–Our non-U.S. operations involve additional risks not associated with our U.S. operations." We have self-reported the potential violation to OFAC and retained outside counsel who is conducting an investigation of the matter.

Performance and Other Key Indicators

Contract backlog—The following table presents our contract backlog, including firm commitments only, for our Contract Drilling segment as of December 31, 2008 and 2007. Firm commitments are represented by signed drilling contracts or, in some cases, by other definitive agreements awaiting contract execution. Our contract backlog is calculated by multiplying the full contractual operating dayrate by the number of days remaining in the firm contract period, excluding revenues for mobilization, demobilization and contract preparation or other incentive provisions, which are not expected to be significant to our contract drilling revenues.

	December 31, 2008	December 31, 2007
	(In millions)	
Contract backlog		
High-Specification Floaters	$ 29,770	$ 20,708
Midwater Floaters	5,801	5,728
High-Specification Jackups	507	768
Standard Jackups	3,568	4,445
Other Rigs	107	158
Total	$ 39,753	$ 31,807

The firm commitments that comprise the contract backlog for our Contract Drilling segment as of December 31, 2008 are presented in the following table along with the associated average contractual dayrates. The amount of actual revenue earned and the actual periods during which revenues are earned will be different than the amounts and periods shown in the tables below due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate, as well as the ability of our customers to terminate contracts under certain circumstances. The contract backlog average dayrate is defined as the contracted operating dayrate to be earned per revenue earning day in the period. A revenue earning day is defined as a day for which a rig earns a dayrate during the firm contract period after commencement of operations.

	For the years ending December 31,					
	Total	2009	2010	2011	2012	Thereafter
	(In millions, except average dayrates)					
Contract backlog						
High-Specification Floaters	$ 29,770	$ 5,607	$ 5,912	$ 5,722	$ 4,369	$ 8,160
Midwater Floaters	5,801	2,616	1,743	707	334	401
High-Specification Jackups	507	417	90	—	—	—
Standard Jackups	3,568	2,207	990	362	9	—
Other Rigs	107	37	27	25	18	—
Total contract backlog	$ 39,753	$ 10,884	$ 8,762	$ 6,816	$ 4,730	$ 8,561

Average Dayrates	Total	2009	2010	2011	2012	Thereafter
High-Specification Floaters	$ 448,000	$ 398,000	$ 439,000	$ 471,000	$ 479,000	$ 462,000
Midwater Floaters	326,000	327,000	335,000	346,000	306,000	266,000
High-Specification Jackups	163,000	166,000	150,000	—	—	—
Standard Jackups	154,000	157,000	153,000	146,000	100,000	—
Other Rigs	63,000	51,000	72,000	72,000	72,000	—
Total fleet average	$ 353,000	$ 276,000	$ 336,000	$ 400,000	$ 448,000	$ 446,000

Fleet average daily revenue and utilization—The following table presents the average daily revenue and utilization for our Contract Drilling segment for each of the quarters ended December 31, 2008, September 30, 2008 and December 31, 2007. Average daily revenue is defined as contract drilling revenue earned per revenue earning day in the period. A revenue earning day is defined as a day for which a rig earns a dayrate after commencement of operations. Utilization is defined as the total actual number of revenue earning days in the period as a percentage of the total number of calendar days in the period for all drilling rigs in our fleet.

	Three months ended		
	December 31, 2008	September 30, 2008	December 31, 2007
Average daily revenue			
High-Specification Floaters			
Ultra-Deepwater Floaters	$ 423,600	$ 401,300	$ 346,100
Deepwater Floaters	$ 299,000	$ 322,700	$ 265,300
Harsh Environment Floaters	$ 358,900	$ 363,500	$ 326,300
Total High-Specification Floaters	$ 370,500	$ 369,300	$ 311,600
Midwater Floaters	$ 329,200	$ 292,900	$ 274,600
High-Specification Jackups	$ 169,100	$ 178,500	$ 173,400
Standard Jackups	$ 156,100	$ 158,700	$ 130,800
Other Rigs	$ 37,800	$ 48,900	$ 48,600
Total fleet average daily revenue	$ 251,500	$ 242,200	$ 224,000
Utilization			
High-Specification Floaters			
Ultra-Deepwater Floaters	96 %	93 %	97 %
Deepwater Floaters	75 %	68 %	75 %
Harsh Environment Floaters	100 %	98 %	80 %
Total High-Specification Floaters	88 %	83 %	85 %
Midwater Floaters	92 %	88 %	95 %
High-Specification Jackups	94 %	87 %	100 %
Standard Jackups	90 %	93 %	91 %
Other Rigs	99 %	100 %	97 %
Total fleet average utilization	90 %	89 %	90 %

Liquidity and Capital Resources

Sources and Uses of Cash

Our primary sources of cash in 2008 were our cash flows from operations, proceeds from asset sales, proceeds from the issuance of commercial paper, borrowings under the Term Loan, financing obtained through our joint ventures, borrowings under our other credit facilities and proceeds from the issuance of shares upon the exercise of stock options. Our primary uses of cash were capital expenditures (including for newbuild construction), repayments of borrowings under our credit facilities and the repayment of the Floating Rate Notes at maturity. At December 31, 2008, we had $963 million in cash and cash equivalents.

We include investments in highly liquid debt instruments with an original maturity of three months or less in cash and cash equivalents. As of September 30, 2008, we had $74 million invested in The Reserve Primary Fund and $334 million invested in The Reserve International Liquidity Fund Ltd. In September 2008, The Reserve announced that certain funds had lost the ability to maintain a net asset value of $1.00 per share due to losses in connection with the bankruptcy of Lehman Brothers Holdings, Inc. ("Lehman Holdings"). According to public disclosures by The Reserve, The Reserve stopped processing redemption requests in order to develop an orderly plan of liquidation that would protect all of the funds' shareholders. Based on statements made by the funds, in September 2008 we reclassified $408 million from cash and cash equivalents to short-term investments and recorded an impairment charge in the third quarter of 2008 in the amount of $16 million associated with our proportional interest in the debt instruments of Lehman Holdings held by the funds until such time as we receive our liquidated portion of the assets. Our statement of cash flows presents a use of cash in the amount of this reclassification. As of December 31, 2008, we had received $59 million invested in The Reserve Primary Fund. Following December 31, 2008, we received $216 million invested in The Reserve International Fund and another $5 million invested in the Reserve Primary Fund. At February 20, 2009, the carrying values of our investments in The Reserve Primary Fund and The Reserve International Liquidity Fund were $10 million and $102 million, respectively. The timing of our ability to access the remaining funds is uncertain but is expected to be during 2009. Potential rulings or decisions by courts or regulators may impact further distributions by the funds.

	Years ended December 31, 2008	2007	Change
		(In millions)	
Net cash from operating activities			
Net income	$ 4,202	$ 3,131	$ 1,071
Amortization of drilling contract intangibles	(690)	(88)	(602)
Depreciation, depletion and amortization	1,436	499	937
Impairment loss	320	—	320
Other non-cash items	12	(297)	309
Changes in operating assets and liabilities, net	(321)	(172)	(149)
	$ 4,959	$ 3,073	$ 1,886

Net cash provided by operating activities in 2008 increased due to more cash generated from net income, partially offset by changes in operating assets and liabilities.

	Years ended December 31, 2008	2007	Change
		(In millions)	
Net cash from investing activities			
Capital expenditures	$ (2,208)	$ (1,380)	$ (828)
Business combination	—	(5,129)	5,129
Cash balances acquired in business combination	—	695	(695)
Proceeds from disposal of assets, net	348	379	(31)
Short-term investments	(408)	—	(408)
Proceeds from maturities of short-term investments	59	—	59
Joint ventures and other investments, net	13	(242)	255
	$ (2,196)	$ (5,677)	$ 3,481

Net cash used in investing activities in 2008 decreased primarily due to cash paid out in connection with the Merger during 2007. Partially offsetting the decrease were capital expenditures, consisting primarily of expenditures for the construction of nine of our ten Ultra-Deepwater Floaters, the two *Sedco 700*-series deepwater upgrades and other equipment replaced and upgraded on our existing rigs. Additionally, in 2008, we received proceeds from the maturities of certain investments that were reclassified from cash and cash equivalents to short-term investments due to the illiquidity of those funds.

	Years ended December 31, 2008	2007	Change
		(In millions)	
Net cash from financing activities			
Change in short-term borrowings, net	$ (837)	$ 1,500	$ (2,337)
Proceeds from debt	2,661	24,095	(21,434)
Repayments of debt	(4,893)	(12,033)	7,140
Financing costs	(24)	(106)	82
Repurchase of shares	—	(400)	400
Payment to shareholders for Reclassification	(1)	(9,859)	9,858
Proceeds from (payments for) exercises of warrants, net	(7)	40	(47)
Proceeds from share-based compensation plans, net	51	72	(21)
Excess tax benefit from share-based compensation plans	10	70	(60)
Other, net	(1)	(1)	—
	$ (3,041)	$ 3,378	$ (6,419)

Net cash used in financing activities decreased primarily due to repayments under the Bridge Loan Facility and the Former 364-Day Revolving Credit Facility and the repayment of the Floating Rate Notes at maturity. Partially offsetting these decreases were borrowings under the Term Loan, Transocean Pacific Drilling Inc. ("TPDI") credit facilities, ADDCL loan facilities, net borrowings under the Five-Year Revolving Credit Facility and our commercial paper program. Additionally, we did not repurchase any shares during 2008 compared to $400 million of repurchases in 2007.

Fleet Expansion and Dispositions

Fleet expansion—We could, from time to time, review possible acquisitions of businesses and drilling rigs and may make significant future capital commitments for such purposes. We may also consider investments related to major rig upgrades or new rig construction. Any such acquisition, upgrade or new rig construction could involve the payment by us of a substantial amount of cash or the issuance of a substantial number of additional shares or other securities.

Capital expenditures—Capital expenditures, including capitalized interest of $114 million, totaled $2.2 billion during the year ended December 31, 2008, substantially all of which related to the Contract Drilling segment. The following table summarizes actual capital expenditures including capitalized interest, for our major construction and conversion projects incurred through December 31, 2008 and expected in future years (in millions):

	Total costs through December 31, 2008	Expected costs for the year ending December 31, 2009	Estimated costs thereafter	Total estimated costs at completion
Sedco 700-series upgrades	$ 520	$ 75	$ —	$ 595
Discoverer Clear Leader	516	119	—	635
Discoverer Americas	478	147	—	625
Development Driller III (a)	483	170	—	653
Discoverer Inspiration	443	227	—	670
Dhirubhai Deepwater KG1 (b)	384	311	—	695
Discoverer Luanda (c)	315	220	115	650
Dhirubhai Deepwater KG2 (b)	270	177	243	690
Deepwater Champion (a)	264	280	196	740
Discoverer India	250	300	180	730
Petrobras 10000 (d)	—	—	750	750
Capitalized Interest	206	149	60	415
Total	$ 4,129	$ 2,175	$ 1,544	$ 7,848

(a) Total costs include our initial investments in *Development Driller III* and *Deepwater Champion* of $356 million and $109 million, respectively, representing the estimated fair values of the rigs at the time of the Merger.

(b) The costs for *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2* represent 100 percent of expenditures incurred ($277 million and $178 million, respectively) prior to our investment in TPDI, and 100 percent of expenditures incurred since our investment in the joint venture. However, our joint venture partner, Pacific Drilling Limited ("Pacific Drilling"), shares 50 percent of these costs.

(c) The costs for *Discoverer Luanda* represent 100 percent of expenditures incurred since inception. However, Angco Cayman Limited shares 35 percent of these costs beginning on the date of its investment in ADDCL.

(d) In June 2008, we reached an agreement with subsidiaries of Petrobras and Mitsui to acquire *Petrobras 10000*, under a capital lease contract. The capital lease contract, which is expected to commence in the third quarter of 2009, has a 20-year term, after which we will have the right and obligation to acquire the drillship for one dollar. Total capital costs to be incurred by Petrobras and Mitsui for the construction of the drillship are estimated to be $750 million, including $65 million of capitalized interest. Upon delivery of the rig, we will record a liability for the capital lease obligation and a corresponding addition to property and equipment based on the fair value at that date. We are offering assistance and advisory services for the construction of *Petrobras 10000* and have agreed to provide operating management services once the drillship begins operations.

During 2009, we expect capital expenditures to be approximately $4.0 billion, including approximately $2.3 billion for our major construction and conversion projects and $750 million in non-cash capital cost related to the *Petrobras 10000* capital lease. The level of our capital expenditures is partly dependent upon financial market conditions, the actual level of operational and contracting activity and the level of capital expenditures for which our customers agree to reimburse us. Our expected capital expenditures during 2009 do not include amounts that would be incurred as a result of other possible newbuild opportunities.

As with any major shipyard project that takes place over an extended period of time, the actual costs, the timing of expenditures and the project completion date may vary from estimates based on numerous factors, including actual contract terms, weather, exchange rates, shipyard labor conditions and the market demand for components and resources required for drilling unit construction. See "Item 1A. Risk Factors—Our shipyard projects are subject to delays and cost overruns."

We intend to fund the cash requirements relating to our capital expenditures through available cash balances, cash generated from operations and asset sales. We also have available credit under the Five-Year Revolving Credit Facility and the 364-Day Revolving Credit Facility (see "—Sources and Uses of Liquidity") and may utilize other commercial bank or capital market financings. We intend to fund the cash requirements of our joint ventures for capital expenditures in connection with newbuild construction through their respective credit facilities. The continued credit crisis and related instability in the global financial system could impact the availability of these sources of funding. See "Item 1A. Risk Factors—The recent worldwide financial and credit crisis and worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position" and "Item 1A. Risk Factors—The global financial crisis may impact our business and financial condition in ways that we currently cannot predict."

Dispositions—From time to time, we may also review possible dispositions of drilling units. During 2008, we completed the sale of three of our Standard Jackups (*GSF Adriatic III*, *GSF High Island I* and *GSF High Island VIII*). We received cash proceeds of $320 million associated with the sale, which had no effect on earnings.

In May 2008, we entered into a definitive agreement to sell our Standard Jackup *Transocean Nordic* for cash proceeds of $169 million. In December 2008, the buyer failed to perform under the agreement. Under the terms of the agreement, the buyer forfeited an escrow deposit in the amount of $17 million, which we recognized as a gain, recorded in other income, net on our consolidated statements of operations. As a result, we classified the rig as an asset held and used, recorded in property and equipment on our consolidated balance sheet.

In July 2008, we entered into a definitive agreement to sell two Midwater Floaters (*GSF Arctic II* and *GSF Arctic IV*) in connection with our previously announced undertakings to the Office of Fair Trading in the U.K. ("OFT"). The acquisition of the rigs was contingent upon the buyers' ability to obtain lender consents. The buyers have reported that they have been unable to obtain the consent of their lenders on terms acceptable to them and have publicly announced their termination of the agreement to purchase the vessels. At December 31, 2008, both *GSF Arctic II* and *GSF Arctic IV* continue to be marketed for sale and are classified as assets held for sale in the aggregate amount of $464 million on our consolidated balance sheet. The market for Midwater Floaters appears to have deteriorated subsequent to December 31, 2008, and we have a limited amount of time to sell the rigs. Consequently, we can make no assurances as to whether we are able to sell the rigs, the timing of the sale or any terms of the sale, including price. Any sale at a price below our valuation would result in an additional write down of the asset carrying value. See Notes to Consolidated Financial Statements—Note 4—Impairment Loss.

Sources and Uses of Liquidity

We expect to use existing cash balances, internally generated cash flows and proceeds from asset sales to fulfill anticipated obligations such as scheduled debt maturities, repayment of short-term debt, capital expenditures and working capital needs. We may also use a portion of such sources of cash to reduce debt (including convertible debt) prior to scheduled maturity through repurchases (in the open market or in privately negotiated transactions), redemptions or tender offers, or to make repayments on bank borrowings or to repurchase our shares, subject in each case to then existing market conditions and to our then expected liquidity needs. Our board of directors has recommended that our shareholders approve a share repurchase program. If approved, we may use our cash flow from other than debt to fund this program. See "—Share repurchase program recommendation." From time to time, we may also use bank lines of credit and commercial paper borrowing to maintain liquidity for short-term cash needs. Although commercial paper markets have improved considerably, our access to the commercial paper markets was impacted by the credit crisis in the third quarter of 2008. If the markets experience further instability, we may be required to rely more heavily on our bank lines of credit.

Our access to debt and equity markets may be reduced or closed to us due to a variety of events, including among others, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry. The continued credit crisis and related instability in the global financial system has had, and may continue to have, an impact on our business and our financial condition. We may face significant challenges if conditions in the financial markets do not improve. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The credit crisis could have an impact on the lenders participating in our credit facilities or on our customers, causing them to fail to meet their obligations to us.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the drilling market deteriorate, or should we experience poor results in our operations, cash flow from operations may be reduced. We have, however, continued to generate positive cash flow from operating activities over recent years and expect that cash flow will continue to be positive over the next year.

Bank credit agreements—In November 2008, Transocean-Cayman entered into the new $1.08 billion 364-Day Revolving Credit Facility to replace its expiring $1.5 billion revolving credit agreement and terminated the expiring agreement. Transocean-Cayman also amended its existing $2.0 billion Five-Year Revolving Credit Facility, which will expire on November 27, 2012, and its $2.0 billion Term Loan, which will expire on March 13, 2010. Upon completion of the Redomestication Transaction, Transocean-Cayman became a wholly-owned subsidiary of ours, and we guaranteed Transocean-Cayman's obligations under the Credit Facilities.

Under the 364-Day Revolving Credit Facility, Transocean-Cayman may borrow at either (1) the adjusted London Interbank Offered Rate ("LIBOR") plus a margin determined by reference to the mid-point credit default swap spread for its senior unsecured debt with a maturity of one year, subject to a ceiling varying from 1.75 percent to 3.75 percent per annum and a floor of 0.75 percent to 1.75 percent per annum, in each case depending on Transocean-Cayman's non-credit enhanced senior unsecured long-term debt rating (the "Debt Rating") (such margin, the "364-Day Revolving Credit Facility Margin"), or (2) a base rate, determined as the greater of (A) a prime rate, (B) the federal funds effective rate plus 1/2 of one percent, or (C) the adjusted LIBOR for a one-month interest period plus one percent per annum (the "Base Rate"), plus the 364-Day Revolving Credit Facility Margin, less one percent per annum. At February 20, 2009, no amounts were outstanding under the 364-Day Revolving Credit Facility.

In March 2008, Transocean-Cayman entered into the Term Loan and borrowed $1.925 billion under the facility. In April 2008, Transocean-Cayman borrowed an additional $75 million, increasing the borrowings under this facility to $2.0 billion, the maximum allowed under the Term Loan. In January 2009 and in connection with the Redomestication, Transocean-Cayman amended the bank credit agreement governing the Term Loan. Upon completion of the Redomestication Transaction, we guaranteed Transocean-Cayman's obligations under the Term Loan.

Transocean-Cayman may borrow under the Term Loan at either (1) the adjusted LIBOR plus a margin (the "Term Loan Margin") based on Transocean-Cayman's Debt Rating (based on its current Debt Rating, a margin of 1.25 percent), or (2) the Base Rate plus the Term Loan Margin, less one percent per annum. At February 20, 2009, Transocean-Cayman had $1.8 billion outstanding under the Term Loan at a weighted-average interest rate of 1.7 percent.

In November 2007, Transocean-Cayman entered into the Five-Year Revolving Credit Facility. In November 2008, in connection with the Redomestication Transaction, Transocean-Cayman amended the Five-Year Revolving Credit Facility. Upon completion of the Redomestication Transaction, we guaranteed Transocean-Cayman's obligations under the Five-Year Revolving Credit Facility.

Transocean-Cayman may borrow under the Five-Year Revolving Credit Facility at either (1) the adjusted LIBOR plus a margin (the "Five-Year Revolving Credit Facility Margin") based on Transocean-Cayman's Debt Rating (based on its current Debt Rating, a margin of 1.1 percent) or (2) the Base Rate plus the Five-Year Revolving Credit Facility Margin, less one percent per annum. Additionally, a facility fee is incurred on the daily amount of the underlying commitment, whether used or unused, throughout the term of the Five-Year Revolving Credit Facility. The amount of such facility fee depends on Transocean-Cayman's Debt Rating (based on its current Debt Rating, a facility fee of 0.15 percent) and varies from 0.10 percent to 0.30 percent. At February 20, 2009, Transocean-Cayman had no amounts outstanding under the Five-Year Revolving Credit Facility.

The Credit Facilities include limitations on creating liens, incurring subsidiary debt, transactions with affiliates, sale/leaseback transactions, mergers and the sale of substantially all assets. The Credit Facilities also include covenants imposing a maximum leverage ratio, which may not exceed 3.0 to 1.0 for any period through the third quarter of 2009. Additionally, the Five-Year Revolving Credit Facility and the Term Loan each include a covenant imposing a maximum debt to capitalization ratio of 0.6 to 1.0 commencing with the fourth quarter of 2009. Borrowings under the Credit Facilities are subject to acceleration upon the occurrence of events of default. Transocean-Cayman is also subject to various covenants under the indentures pursuant to which its public debt was issued, including restrictions on creating liens, engaging in sale/leaseback transactions and engaging in certain merger, consolidation or reorganization transactions. A default under Transocean-Cayman's public debt could trigger a default under the Credit Facilities and, if not waived by the lenders, could cause Transocean-Cayman to lose access to the Credit Facilities.

Each of the Credit Facilities may be prepaid in whole or in part without premium or penalty.

In December 2007, Transocean-Cayman entered into a commercial paper program (the "Program"). The Five-Year Revolving Credit Facility and the 364-Day Revolving Credit Facility provide liquidity for the Program. In December 2008, we and Transocean-Cayman entered into amendments to the Program to provide for the guarantee by us of Transocean-Cayman's obligations under the Program after the completion of the Redomestication Transaction. At February 20, 2009, $404 million was outstanding under the Program at a weighted-average interest rate of 3.26 percent.

In September 2007, Transocean-Cayman entered into a $15.0 billion, one-year senior unsecured bridge loan facility ("Bridge Loan Facility"). In June 2008, Transocean-Cayman repaid the then outstanding balance under the Bridge Loan Facility and terminated the facility.

In September 2006, Transocean-Cayman issued the Floating Rate Notes. In September 2008, Transocean-Cayman repaid the Floating Rate Notes at maturity.

ADDCL Primary Loan Facility—In September 2008, ADDCL completed final documentation for a senior credit agreement that provides a credit facility comprised of Tranche A, Tranche B and Tranche C for $215 million, $270 million and $399 million, respectively (collectively, the "ADDCL Primary Loan Facility"). Tranche A and Tranche B are provided by external lenders. One of our subsidiaries is the lender for Tranche C and has agreed to provide financial security for borrowings under Tranche A and Tranche B until customer acceptance of *Discoverer Luanda,* the newbuild for which the facility was established. Tranche A requires quarterly payments beginning on the rig's first well commencement date, currently scheduled for third quarter 2010, and matures in December 2017. Tranche B matures upon customer acceptance of *Discoverer Luanda*, and is expected to be repaid with borrowings under Tranche C. Tranche C is subordinate to Tranche A and Tranche B and due after Tranche A is fully repaid or, if earlier, by February 2015. When Tranche C is funded, it will be eliminated in consolidation. The ADDCL Primary Loan Facility will be secured by the rig upon completion of its construction and may be prepaid in whole or in part without premium or penalty. ADDCL is required to maintain certain cash balances, as defined in the loan agreement, to service the debt. The ADDCL Primary Loan Facility also limits the ability of ADDCL to incur additional indebtedness, make distributions and other payments and acquire assets.

Borrowings under Tranche A and Tranche B bear interest at LIBOR plus the applicable margin of 0.425 percent until the first well commencement date, following which the loans outstanding under Tranche A will bear interest at LIBOR plus the applicable margin of 0.725 percent. ADDCL is required to enter into fixed-for-floating interest rate swaps with one of our subsidiaries for the loans outstanding under Tranche A. Borrowings under Tranche C will bear interest at a fixed rate of 3.066 percent by a fixed-to-floating interest rate swap plus an applicable margin of 2 percent. At February 20, 2009, the borrowings under Tranche A and Tranche B were $138 million and

$169 million, respectively, at a weighted-average interest rate of 3.34 percent. At February 20, 2009, there were no borrowings outstanding under Tranche C.

ADDCL Secondary Loan Facility—In September 2008, ADDCL completed final documentation for a secondary loan agreement for a $90 million credit facility (the "ADDCL Secondary Loan Facility"), for which one of our subsidiaries provides 65 percent of the total commitment and an external lender provides the remaining 35 percent. The facility bears interest at LIBOR plus the applicable margin, ranging from 3.125 percent to 5.125 percent, depending on certain milestones, as defined by the loan agreement. The facility is payable in full the earlier of 90 days after the fifth anniversary of the first well commencement or December 2015 and may be prepaid in whole or in part without premium or penalty. At February 20, 2009, the weighted-average interest rate was 4.7 percent on the $71 million outstanding balance, of which $46 million was provided by one of our subsidiaries and has been eliminated in consolidation. There have been no further borrowings on the facility.

TPDI Credit Facilities—In October 2008, TPDI entered into a credit agreement for a $1.265 billion secured credit facility (the "TPDI Term Loan Facility"), comprised of a $1.0 billion senior tranche, a $190 million junior tranche and a $75 million revolving credit facility (the "TPDI Revolving Credit Facility", and together with the TPDI Term Loan Facility, the "TPDI Credit Facilities"). The TPDI Credit Facilities will finance the construction of *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*. One of our subsidiaries participates in the senior and junior tranches with a 50 percent commitment totaling $595 million in the aggregate. The TPDI Credit Facilities will bear interest at LIBOR plus the applicable margin of 1.60 percent until acceptance of *Dhirubhai Deepwater KG2*. Subsequently, the TPDI Credit Facilities will bear interest at a rate of 1.45 percent for the senior tranche and the revolving credit facility and 2.25 percent for the junior tranche. The senior tranche requires quarterly payments with a final payment on the earlier of (1) June 2015 and (2) the fifth anniversary of the acceptance date of the second rig. The junior tranche is due in full on the earlier of (1) June 2015 and (2) the fifth anniversary of the acceptance date of the second rig. The TPDI Credit Facilities have covenants that require TPDI to maintain minimum liquidity requirements, a minimum debt service ratio and a maximum leverage ratio. The TPDI Credit Facilities may be prepaid in whole or in part without premium or penalty. At February 20, 2009, $576 million was outstanding under the senior tranche, of which $288 million was due to one of our subsidiaries and was eliminated in consolidation. The weighted-average interest rate of the senior tranche on February 20, 2009 was 2.51 percent. At February 20, 2009, $1 million was outstanding under the TPDI Revolving Credit Facility at a weighted-average interest rate of 2.51 percent.

TPDI Notes—In October 2008, using proceeds from the TPDI Credit Facilities, TPDI prepaid $440 million of the outstanding promissory notes, $220 million of which was due to one of our subsidiaries. As of February 20, 2009, $220 million in promissory notes remained outstanding, $110 million of which is due to one of our subsidiaries and has been eliminated in consolidation, bearing interest at a weighted-average interest rate of 3.92 percent.

Convertible Notes—In December 2007, Transocean-Cayman issued $6.6 billion aggregate principal amount of Convertible Notes. In connection with the Redomestication Transaction, we guaranteed Transocean-Cayman's obligations under the Convertible Notes and assumed the obligation to deliver shares, if any, upon conversion of the Convertible Notes. The Convertible Notes may be converted at a rate of 5.9310 shares per $1,000 note. The conversion rate is subject to adjustment upon the occurrence of certain corporate events but not for accrued interest. Upon conversion, we will deliver, in lieu of shares, cash up to the aggregate principal amount of notes to be converted and shares in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. If certain fundamental changes occur on or before specified dates, we will in some cases increase the conversion rate for a holder electing to convert notes in connection with such fundamental change; provided, that in no event will the total number of shares issuable upon conversion of a note exceed 7.8585 per $1,000 principal amount of notes (subject to adjustment in the same manner as the conversion rate). Although there was no change to the conversion rate as a result of the Redomestication, it triggered the right of holders to convert the Convertible Notes at any time beginning on December 3, 2008, which was the date 15 days prior to the effective time of the Redomestication (the "Effective Time") of December 18, 2008, and ending on February 3, 2009, which was the 30th scheduled trading day following the Effective Time. Prior to the expiration of this period, we received conversion notices with respect to $490,000 principal amount of Convertible Notes and expect to pay an aggregate amount of $150,000 to the holders upon settlement.

Share repurchase program recommendation—In February 2009, our board of directors recommended that our shareholders approve and authorize the repurchase of an amount of our shares with an aggregate purchase price of up to 3.50 billion Swiss francs (which is equivalent to approximately U.S.$2.95 billion at an exchange rate as of the close of trading on February 20, 2009 of U.S.$1.00 to 1.1864 Swiss francs).

Shareholder approval is being sought in order to provide the company with the flexibility to repurchase shares at any time after the May 2009 annual general meeting. If the share repurchase program is approved by the shareholders, there can be no assurance that any shares will actually be repurchased in the near term after the meeting, or at all. The board of directors would be permitted to delegate its share repurchase authority to company management to repurchase shares under the share repurchase program.

The board of directors or company management, as applicable, may decide, based upon the company's ongoing capital requirements, the price of the company's shares, regulatory considerations, cash flow generation, the relationship between the company's contractual backlog and debt, general market conditions and other factors, that the company should retain cash, reduce debt, make capital investments or otherwise use cash for general corporate purposes, and consequently repurchase fewer shares or not repurchase any shares. Decisions regarding the amount, if any, and timing of any share repurchases would be made from time to time based upon the factors set forth above. The company plans to fund any share repurchases from the company's current and future cash balances and will not use debt to fund any repurchases. The board of directors has decided to recommend that the shareholders at their May 2009 annual general meeting approve the release of Swiss statutory reserves, which is necessary for this authorization of a share repurchase program for the repurchase of shares for cancellation.

Any shares repurchased under this program are expected to be purchased from time to time from market participants that have acquired those shares on the open market and that can fully recover Swiss withholding tax resulting from the share repurchase. Repurchases could also be made by tender offer, in privately negotiated transactions or by any other share repurchase method. Any repurchased shares would be held by the company for cancellation by the shareholders at a future annual general meeting. The share repurchase program would not have an established expiration date and could be suspended or discontinued by the company's Board of Directors or company management, as applicable, at any time.

Contractual obligations—Our contractual obligations included in the table below are at face value.

	For the years ending December 31,				
	Total	2009	2010-2011	2012-2013	Thereafter
			(In millions)		
Contractual obligations					
Debt	$ 14,161	$ 663	$ 6,630	$ 3,005	$ 3,863
Interest on debt	5,133	497	770	570	3,296
Operating leases	129	34	49	21	25
Capital leases	1,548	40	155	155	1,198
Stock warrant consideration	31	31	—	—	—
Purchase obligations	4,244	2,799	1,445	—	—
Defined benefit pension plans	65	65	—	—	—
Total	$ 25,311	$ 4,129	$ 9,049	$ 3,751	$ 8,382

Bondholders may, at their option, require Transocean-Cayman to repurchase the Series A Notes and the Series B Notes in December 2010 and 2011, respectively. In addition, holders of any series of the Convertible Notes may, at their option, require Transocean-Cayman to repurchase their notes in December 2012, 2017, 2022, 2027 and 2032. The chart above assumes that the holders of the notes exercise the options at the first available date.

Capital leases includes our estimated future obligations associated with our newbuild *Petrobras 10000*, which will be held under capital lease.

Due to market conditions, the minimum funding requirements for defined benefit pension plans in future periods cannot be reasonably estimated. Additionally, we are awaiting guidance related to the enactment of the Pension Protection Act, which is expected to have an effect on the amounts associated with our minimum funding requirements.

As of December 31, 2008, the total unrecognized tax benefit related to uncertain tax positions, net of prepayments was $521 million. Due to the high degree of uncertainty regarding the timing of future cash outflows associated with the liabilities recognized in this balance, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities.

Other commercial commitments—At December 31, 2008, we had other commitments that we are contractually obligated to fulfill with cash should the obligations be called. These obligations include standby letters of credit and surety bonds that guarantee our performance as it relates to our drilling contracts, insurance, customs, tax and other obligations in various jurisdictions. Letters of credit are issued under a number of facilities provided by several banks. The obligations that are the subject of these surety bonds and letters of credit are geographically concentrated in Nigeria and India. These letters of credit and surety bond obligations are not normally called as we typically comply with the underlying performance requirement.

The following table provides a list of these obligations in U.S. dollar equivalents and their time to expiration.

	For the years ending December 31,				
	Total	2009	2010-2011	2012-2013	Thereafter
			(In millions)		
Other commercial commitments					
Standby letters of credit	$ 751	$ 611	$ 116	$ 24	$ —
Surety bonds	37	37	—	—	—
Total	$ 788	$ 648	$ 116	$ 24	$ —

We have established a wholly-owned captive insurance company which insures various risks of our operating subsidiaries. Access to the cash investments of the captive insurance company may be limited due to local regulatory restrictions. These cash investments totaled $123 million at December 31, 2008 and are expected to rise to approximately $150 million by the end of 2009. Our estimate is dependent on the level of claims that will be incurred in 2009 and assumes the actual level of premiums paid to the captive insurance company continues to increase.

Derivative Instruments

We have established policies and procedures for derivative instruments that have been approved by our board of directors. These policies and procedures provide for the prior approval of derivative instruments by our Chief Financial Officer. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in foreign exchange rates and interest rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. At December 31, 2008, we had no outstanding foreign exchange or interest rate derivative instruments.

In January 2009, TPDI entered into interest rate swaps with an aggregate notional value of $446.4 million, which are designated as cash flow hedge of the variable rate borrowings under the TPDI Credit Facilities, to reduce the variability of its cash interest payments. Under the interest rate swaps, TPDI will receive interest at three-month LIBOR and pay interest at a fixed rate of 2.24 percent over the expected term of the TPDI Credit Facilities.

In February 2009, Transocean-Cayman entered into interest rate swaps with an aggregate notional value of $1 billion, which are designated as a cash flow hedge of a portion of Transocean-Cayman's borrowings under the Term Loan to reduce the variability of its cash interest payments. Under the interest rate swaps, Transocean-Cayman will receive interest at one-month LIBOR and pay interest at a fixed rate of 0.768 percent over the six-month period ending August 6, 2009.

These hedges are expected to be highly effective. Any gain or loss associated with the effective portion of the hedge, therefore, will be reported initially as a component of other comprehensive income and subsequently, recognized in interest expense upon settlement coinciding with the forecasted transaction. Any gain or loss associated with the ineffective portion will be recognized in interest expense in the period in which it is realized.

Results of Operations

Historical 2008 compared to 2007

Following is an analysis of our operating results. See "—Overview" for a definition of revenue earning days, utilization and average daily revenue.

	Years ended December 31, 2008	2007	Change	% Change
	(In millions, except day amounts and percentages)			
Revenue earning days	44,761	28,074	16,687	59 %
Utilization	90 %	90 %	n/a	n/m
Average daily revenue	$ 240,300	$ 211,900	$ 28,400	13 %
Contract drilling revenues	$ 10,756	$ 5,948	$ 4,808	81 %
Contract drilling intangible revenues	690	88	602	n/m
Other revenues	1,228	341	887	n/m
	12,674	6,377	6,297	99 %
Operating and maintenance expense	(5,355)	(2,781)	(2,574)	93 %
Depreciation, depletion and amortization	(1,436)	(499)	(937)	n/m
General and administrative expense	(199)	(142)	(57)	40 %
Impairment loss	(320)	—	(320)	n/m
Gain (loss) from disposal of assets, net	(7)	284	(291)	n/m
Operating income	5,357	3,239	2,118	65 %
Other income (expense), net				
Interest income	32	30	2	7 %
Interest expense, net of amounts capitalized	(469)	(172)	(297)	n/m
Loss on retirement of debt	(3)	(8)	5	63 %
Other, net	26	295	(269)	(91) %
Income tax expense	(743)	(253)	(490)	n/m
Minority interest	2	—	2	n/m
Net income	$ 4,202	$ 3,131	$ 1,071	34 %

"n/a" means not applicable.
"n/m" means not meaningful.

Contract drilling revenues increased primarily as a result of the inclusion of an additional $3,575 million in contract drilling revenues from GlobalSantaFe's operations and higher average daily revenue across the fleet. Partially offsetting these increases were lower revenues of $405 million on 27 rigs that were out of service for a portion of 2008 for shipyard, mobilization or maintenance and repair projects and lower revenues of $40 million from two rigs sold during 2007.

Contract drilling intangible revenues of $690 million were recognized in 2008, as a result of the amortization of the fair market valuation of GlobalSantaFe's drilling contracts in effect at the time of the Merger, compared to $88 million recognized in 2007.

Other revenues for the year ended December 31, 2008 increased primarily due to a $795 million increase in combined drilling management services revenue and oil and gas revenue as a result of the inclusion of GlobalSantaFe's operations, a $76 million increase in client reimbursable revenue and a $16 million increase in integrated services and other revenue.

Operating and maintenance expenses increased primarily due to the inclusion of GlobalSantaFe's operations. Other contributing factors included estimated expenses of $51 million related to dropped riser, higher labor costs due to scheduled pay increases, vendor price increases that resulted in higher rig maintenance costs and higher costs associated with the number of rigs out of service for shipyard or maintenance projects during the period.

Depreciation, depletion and amortization increased primarily due to the inclusion of GlobalSantaFe's operations and included $826 million of depreciation of property and equipment acquired in the Merger, $39 million of depletion of intangible costs from our oil and gas properties and $13 million of amortization of intangible assets from our drilling management services.

The increase in general and administrative expenses was due primarily to $28 million related to the inclusion of GlobalSantaFe's operations and a $31 million increase in general operating costs partially offset by $2 million related to personnel expenses.

In 2008, we recorded a $320 million impairment loss. The loss includes charges in the amount of $176 million, $97 million and $47 million to goodwill, assets held for sale and other intangible assets, respectively. There was no comparable activity in 2007.

During 2008, we recognized a net loss of $7 million related to rig sales and the disposal of other assets. During 2007, we recognized net gains of $284 million related to rig sales and disposal of other assets.

The increase in interest income was primarily due to higher average cash balances in 2008 compared to 2007.

The increase in interest expense was primarily attributable to $274 million of interest expense on additional borrowings under our credit facilities and $104 million of interest expense resulting from the issuance of new debt during 2008. In addition, $32 million of the increase was from debt assumed in the Merger, including $15 million from debt due to affiliates. Partially offsetting this increase were reductions of $72 million due to debt repaid during 2008 and $38 million related to increased capitalized interest during 2008.

During 2008, we recognized a $3 million loss related to the early termination of the Bridge Loan Facility. During 2007, we recognized an $8 million loss related to the early termination of $12.8 billion aggregate principal amount of our debt.

The decrease in other, net was primarily due to a $259 million decrease of income related to the TODCO tax sharing agreement, including the final settlement received in 2008, and a $23 million decrease related to royalty payments. We also recognized a loss on short-term investments of $16 million associated with our proportional interest in the debt instruments of Lehman Holdings held by The Reserve. Partially offsetting the decrease in other, net were proceeds of $17 million related to the termination of the sale agreement for *Transocean Nordic*. In addition, we had a $5 million increase in equity in earnings of unconsolidated affiliates and a $7 million decrease in foreign exchange loss compared to 2007.

We operate internationally and provide for income taxes based on the tax laws and rates in the countries in which we operate and earn income. There is no expected relationship between the provision for income taxes and income before income taxes. The annual effective tax rate for 2008 and 2007 was 14.0 percent and 12.5 percent, respectively, based on 2008 and 2007 income before income taxes and minority interest after adjusting for certain items such as a portion of net gains on sales of assets, impairment losses, losses on retirement of debt and merger-related costs. The tax effect, if any, of the excluded items as well as settlements of prior year tax liabilities and changes in prior year tax estimates are all treated as discrete period tax expenses or benefits. The tax impact of the various discrete items was a net tax benefit of $5 million in 2008, resulting in an effective tax rate of 15.0 percent on earnings before income taxes and minority interest. The discrete items in 2008 included an expense of $24 million primarily resulting from changes in prior year estimates, offset by a benefit of $17 million related to impairment losses, $6 million of bad debt write offs, $3 million related to inventory obsolescence, $2 million of losses on our investments in the Reserve Funds and $1 million from merger-related costs. The discrete items in 2007 included a benefit of $43 million resulting from changes in prior year estimates, $58 million for the reduction of a valuation allowance related to U.S. foreign tax credits and $15 million from merger-related costs.

Business Combination

The purchase price allocation for the merger with GlobalSantaFe included, at estimated fair value, current assets of $2.1 billion, drilling and other property and equipment of $12.3 billion, intangible assets of $368 million, other assets of $170 million and the assumption of current liabilities of $636 million, long-term debt of $576 million and other long-term liabilities of $2.3 billion. The excess of the purchase price over the estimated fair value of net assets acquired was $6.1 billion, which has been accounted for as goodwill.

Our historical financial operating results for 2007 include approximately one month of operating results for the combined company. Although the Merger did not materially impact 2007 results, it had a significant impact on our 2008 results and is expected to have a significant impact on our future results of operations and financial condition. See Notes to Consolidated Financial Statements—Note 3—Business Combinations.

Historical 2007 compared to 2006

Following is an analysis of our operating results. See "—Overview" for a definition of revenue earning days, utilization and average daily revenue.

	Years ended December 31, 2007	2006	Change	% Change
	(In millions, except day amounts and percentages)			
Revenue earning days	28,074	26,361	1,713	6%
Utilization	90%	84%	n/a	6%
Average daily revenue	$ 211,900	$ 142,100	$ 69,800	49%
Contract drilling revenues	$ 5,948	$ 3,745	$ 2,203	59%
Contract intangible revenues	88	—	88	n/m
Other revenues	341	137	204	n/m
	6,377	3,882	2,495	64%
Operating and maintenance expense	(2,781)	(2,155)	(626)	29%
Depreciation, depletion and amortization	(499)	(401)	(98)	24%
General and administrative expense	(142)	(90)	(52)	58%
Gain from disposal of assets, net	284	405	(121)	(30)%
Operating income	3,239	1,641	1,598	97%
Other income (expense), net				
Interest income	30	21	9	43%
Interest expense, net of amounts capitalized	(172)	(115)	(57)	50%
Loss on retirement of debt	(8)	—	(8)	n/m
Other, net	295	60	235	n/m
Income tax expense	(253)	(222)	(31)	14%
Net income	$ 3,131	$ 1,385	$ 1,746	n/m

"n/a" means not applicable.

"n/m" means not meaningful.

Contract drilling revenues increased primarily due to higher average daily revenue across the fleet and as a result of the inclusion of approximately one month of GlobalSantaFe's operations. Revenues from 14 rigs that were out of service for a portion of 2006 contributed $648 million, higher revenues attributable to the Merger contributed $344 million and reactivation of three rigs during 2006 contributed to higher utilization and increased revenue by $245 million. Partially offsetting these increases were lower revenues of $113 million on eight rigs that were out of service for a portion of 2007 for shipyard, mobilization or maintenance projects and lower revenues of $19 million from three rigs sold in 2007.

Contract drilling intangible revenues of $88 million were recognized as a result of the fair market valuation of GlobalSantaFe drilling contracts in effect at the time of the Merger with no corresponding revenue in the prior year.

Other revenues for the year ended December 31, 2007 increased $204 million primarily due to an increase of $143 million in integrated services revenue, a $49 million increase in non-drilling revenue primarily as a result of the inclusion of approximately one month of GlobalSantaFe's operations and a $11 million increase in client reimbursable revenue.

Operating and maintenance expenses increased by $626 million primarily from expenses related to higher labor costs, vendor price increases, increased integrated service costs of $127 million, higher reimbursable expenses in line with the higher level of reimbursable revenues, $151 million as a result of the inclusion of approximately one month of GlobalSantaFe's operations and $59 million of accelerated share-based compensation and incremental bonus expense incurred as a result of the Merger. These increases were partially offset by the costs incurred in 2006 of $81 million for the reactivation of three of our rigs with no corresponding expense in 2007 and $19 million of costs incurred to repair damage sustained during hurricanes Katrina and Rita in 2006 with no corresponding expense in 2007.

Depreciation, depletion and amortization increased primarily due to the inclusion of approximately one month of GlobalSantaFe's operations and included $81 million of depreciation of property and equipment, $7 million of amortization of intangible assets from our drilling management services and $4 million of depletion of intangible costs from our oil and gas properties.

The increase in general and administrative expenses was due primarily to $45 million higher personnel related expenses, which included $14 million of accelerated share-based compensation expense and $6 million of incremental bonus expense incurred as a result of the Merger, and $4 million from the inclusion of approximately one month of GlobalSantaFe's operations. In addition, there was a $6 million increase in general operating costs, which included rent, utilities, advertising and public relations expenses.

During 2007, we recognized net gains of $284 million related to rig sales and disposal of other assets. During 2006, we recognized net gains of $405 million related to rig sales and disposal of other assets.

The increase in interest income was primarily due to higher average cash balances in 2007 compared to 2006.

The increase in interest expense was primarily attributable to $63 million of interest expense resulting from the issuance of new debt, of which $43 million was from borrowings under the Bridge Loan Facility executed in conjunction with the Merger. In addition, $3 million was debt assumed in connection with the Merger and $47 million was from higher borrowings under our other credit facilities in 2007, compared to 2006. Partially offsetting this increase was $59 million related to increased capitalized interest in 2007 compared to 2006.

During 2007, we recognized an $8 million loss related to the early termination of $12.8 billion aggregate principal amount of our debt, with no comparable activity in 2006.

The increase in other, net was primarily due to $277 million in income recognized in 2007 in connection with the TODCO Tax Sharing Agreement compared to $51 million recognized in 2006.

We operate internationally and provide for income taxes based on the tax laws and rates in the countries in which we operate and earn income. There is no expected relationship between the provision for income taxes and income before income taxes. The annual effective tax rate for 2007 and 2006 was 12.5 percent and 18.5 percent, respectively, based on 2007 and 2006 income before income taxes and minority interest after adjusting for certain items such as a portion of net gains on sales of assets, losses on retirement of debt and merger-related costs. The tax effect, if any, of the excluded items as well as settlements of prior year tax liabilities and changes in prior year tax estimates are all treated as discrete period tax expenses or benefits. The tax impact of the various discrete items was a net benefit of $113 million in 2007, resulting in an effective tax rate of 7.5 percent on earnings before income taxes and minority interest. The discrete items in 2007 included a benefit of $43 million resulting from changes in prior year estimates, $58 million for the reduction of a valuation allowance related to U.S. foreign tax credits and $15 million from merger-related costs. For the year ended December 31, 2006, the tax impact of the various discrete period tax items, which related to the net gains on rig sales and changes in prior year tax estimates, was a net expense of $10 million, resulting in an effective tax rate of 13.8 percent on earnings before income taxes and minority interest.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. This discussion should be read in conjunction with disclosures included in the notes to our consolidated financial statements related to estimates, contingencies and new accounting pronouncements. Significant accounting policies are discussed in our Notes to Consolidated Financial Statements—Note 2—Summary of Significant Accounting Policies.

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, materials and supplies obsolescence, investments, property and equipment, intangible assets and goodwill, income taxes, workers insurance, share-based compensation, pensions and other post-retirement and employment benefits and contingent liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following to be our most critical accounting policies. We have discussed each of these critical accounting policies and estimates with the audit committee of our board of directors.

Income taxes—We are a Swiss corporation that operates through our various subsidiaries in a number of countries throughout the world. We have provided for income taxes based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which we operate have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. There is no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes because the countries have taxation regimes that vary not only with respect to the nominal tax rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise when income earned and taxed in a particular country or countries fluctuates from year to year.

Our annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available to us in the various jurisdictions in which we operate. The determination and evaluation of our annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, agreements, and treaties, foreign currency exchange restrictions or our level of operations or profitability in each jurisdiction would impact our tax liability in any given year. We also operate in many jurisdictions where the tax laws relating to the offshore drilling industry are not well developed. While our annual tax provision is based on the best information available at the time, a number of years may elapse before the ultimate tax liabilities in the various jurisdictions are determined.

We maintain liabilities for estimated tax exposures in jurisdictions of operation. Our annual tax provision includes the impact of income tax provisions and benefits for changes to liabilities that we consider appropriate, as well as related interest. Tax exposure items primarily include potential challenges to permanent establishment positions, intercompany pricing, disposition transactions and the applicability or rate of various withholding taxes. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means, but can also be affected by changes in applicable tax law or other factors, which could cause us to conclude a revision of past estimates is appropriate. We are currently undergoing examinations in a number of taxing jurisdictions for various fiscal years. We believe that an appropriate liability has been established for estimated exposures. However, actual results may differ materially from these estimates. We review these liabilities quarterly and to the extent the audits or other events result in an adjustment to the liability accrued for a prior year, the effect will be recognized in the period of the event.

We do not believe it is possible to reasonably estimate the potential impact of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries.

Judgment, assumptions and estimates are required in determining whether deferred tax assets will be realized in full or in part. When it is estimated to be more likely than not that all or some portion of specific deferred tax assets, such as foreign tax credit carryovers or net operating loss carryforwards, will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are considered at the time to be unrealizable. Resulting from a change of circumstances in 2007, we believe that we will realize the benefits of our foreign tax credits in the U.S. As such, we released the entire associated valuation allowance against U.S. foreign tax credits of approximately $58 million. There were no significant changes to our valuation allowance against deferred tax assets in 2008. See "Results of Operations—Historical 2008 compared to 2007" and "Results of Operations—Historical 2007 compared to 2006." We continually evaluate strategies that could allow for the future utilization of our deferred tax assets.

We have not provided for deferred taxes on the unremitted earnings of certain subsidiaries that are permanently reinvested. Should we make a distribution from the unremitted earnings of these subsidiaries, we may be required to record additional taxes. Because we cannot predict when, if at all, we will make a distribution of these unremitted earnings, we are unable to make a determination of the amount of unrecognized deferred tax liability.

We have not provided for deferred taxes in circumstances where we expect that, due to the structure of operations and applicable law, the operations in that jurisdiction will not give rise to future tax consequences. Should our expectations change regarding the expected future tax consequences, we may be required to record additional deferred taxes that could have a material effect on our consolidated statement of financial position, results of operations or cash flows.

Goodwill—We had approximately $8.1 billion of goodwill recorded on our consolidated balance sheet as of December 31, 2008. We conduct impairment testing for our goodwill annually as of October 1 and more frequently when an event occurs or circumstances change that may indicate a reduction in the fair value of a reporting unit below its carrying value. We test goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. We have determined that our reporting units for this purpose are (1) contract drilling services, (2) drilling management services and (3) oil and gas properties.

To determine the fair value of each reporting unit, we use a combination of generally accepted valuation methodologies, including both income and market approaches. For our contract drilling services reporting unit, we estimate the fair market value using discounted cash flows and publicly traded company multiples. We discount projected cash flows using a long-term weighted-average cost of capital, which is based on our estimate of the investment returns that market participants would require for each of our reporting units. To develop the projected cash flows associated with our contract drilling services reporting unit, which are based on estimated future utilization and dayrates, we consider key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on our contract drilling operations and the capital expenditure budgets of our customers. We derive publicly traded company multiples for companies with operations similar to our reporting units using information on shares traded on stock exchanges and, when they are available, from analyses of recent acquisitions in the marketplace. For our drilling management services reporting unit, we estimate fair market value using estimated discounted cash flows based on assumptions for future commodity prices, projected demand for our services, rig availability and dayrates. In determining the fair value of our oil and gas properties reporting unit, we use a reserves analysis, which is a form of the market approach that considers the changes in the commodity prices.

Because our business is cyclical in nature, the results of our impairment testing is expected to vary significantly depending on the timing of the performance of the assessment in relation to the business cycle. Altering either the timing of or the assumptions used in the calculations could result in estimating a reporting unit fair value that is significantly below the carrying value, which may give rise to an impairment of goodwill.

In calculating the fair values of our reporting units for our annual and interim impairment tests performed in the fourth quarter of 2008, we applied discount rates of nine percent and 13 percent and terminal growth rates of three percent and zero percent to our contract drilling services reporting unit and drilling management services reporting unit, respectively. As a result of our tests, we recorded an impairment of goodwill associated with our drilling management services reporting unit. Furthermore, we performed sensitivity analyses of our valuations assuming a hypothetical three percent increase in the discount rate and a hypothetical 10 percent decrease in our projected cash flows. Applying these hypothetical assumptions to the impairment testing performed during the fourth quarter of 2008 would not have resulted in an impairment of goodwill associated with our contract drilling services reporting unit.

Property and equipment—Property and equipment represents approximately 59 percent of our total assets. We determine the carrying value of these assets based on our property and equipment accounting policies, which incorporate our estimates, assumptions, and judgments relative to capitalized costs, useful lives and salvage values of our rigs.

Our policies are designed to appropriately and consistently capitalize costs incurred to enhance, improve and extend the useful lives of our assets and expense those costs incurred to repair and maintain the existing condition of our rigs. Capitalized costs increase the carrying values and depreciation expense of the related assets, which would also impact our results of operations.

We depreciate our assets over their estimated useful lives, which we determine by applying assumptions and judgments that reflect both historical experience and expectations regarding future operations, utilization and asset performance. The use of different estimates, assumptions and judgments in establishing the useful lives of our rigs would likely result in materially different net book values of our assets and results of operations.

Useful lives of rigs are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions, and changes in laws or regulations affecting the drilling industry. We evaluate the remaining useful lives of our rigs when certain events occur that directly impact our assessment of the remaining useful lives of the rig and include changes in operating condition, functional capability and market and economic factors. We also consider major capital upgrades required to perform certain contracts and the long-term impact of those upgrades on the future marketability when assessing the useful lives of individual rigs. A one-year increase in the useful lives of all of our rigs would cause a decrease in our annual depreciation expense of approximately $162 million while a one-year decrease would cause an increase in our annual depreciation expense of approximately $182 million.

We review our property and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets or asset groups may be impaired or when reclassifications are made between property and equipment and assets held for sale as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. Some of the potential indicators include rapid declines in commodity prices and related market conditions, actual or expected declines in utilization or increases in idle time, cancellations of contracts or credit concerns of multiple clients.

Supply and demand are the key drivers of rig utilization and our ability to contract our rigs at economical rates. During periods of an oversupply, it is not uncommon for us to have rigs idled for extended periods of time, which could indicate that an asset group may be impaired. Our rigs are mobile units, equipped to operate in geographic regions throughout the world and, consequently, we may move rigs from an oversupplied market sector to one that is more lucrative and undersupplied when it is economical to do so. As such, our rigs are considered to be interchangeable within classes or asset groups and accordingly, we perform our impairment evaluation by asset group. We consider our asset groups to be Ultra-Deepwater Floaters, Deepwater Floaters, Harsh Environment Floaters, Midwater Floaters, High-Specification Jackups, Standard Jackups and Other Rigs.

We assess asset impairment using estimated undiscounted cash flows for the assets being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount of assets within an asset group is not recoverable. The evaluation requires us to make judgments regarding long-term forecasts of future revenues and costs. In turn, these forecasts are uncertain in that they require assumptions about demand for our services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific asset groups and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

Fair value of assets acquired—We accounted for the Merger using the purchase method of accounting as defined under SFAS No. 141, *Business Combinations*, and the cost in excess of fair value of the net assets acquired is capitalized as goodwill. We estimated the fair values of the assets acquired and liabilities assumed as of the date of the Merger, and these estimates were subject to adjustment based on our final assessments of the fair values of property and equipment, intangible assets, liabilities and our evaluation of tax positions and contingencies. These assessments were completed within one year of the date of the Merger. See Notes to Consolidated Financial Statements—Note 3—Business Combination.

Our estimates of fair value of property and equipment were subjective based on the age and condition of rigs acquired and the determination of the remaining useful lives of the rigs. We estimated the fair values of rigs acquired based on input from a third-party broker, and values were appraised based on perceptions of potential buyers and sellers in the market, which generally renders a low trading volume of rigs in the secondary market. The valuation of a rig and our estimate of the remaining useful life can also vary based on the rig design, condition and particular equipment configuration. It can be difficult to determine the fair value based on the cyclicality of our business, demand for offshore drilling rigs in different markets and changes in economic conditions.

In connection with the Merger, we acquired drilling contracts for future contract drilling services at fixed dayrates that may have been above or below market dayrates for similar contracts as of the date of the Merger. We adjusted these drilling contracts to fair value based on the discounted cash flow associated with each contract and the estimated market expectations for dayrates that could be charged over the same contractual terms. The market for drilling contracts is limited, identifying comparable contract rates in the market and determining the fair value is subjective, and the assumptions used to estimate market value and the discounted cash flow associated with the contract can affect the assigned value. These assumptions include differences in capabilities of rigs, cost differentials between locations for similar rigs, cost escalations or tax reimbursements that may or may not be included in the dayrate and assumptions about rig efficiency. Differences in estimated market values of the contracts could have a material impact on the amortization of the contract intangible recognized in contract intangible revenues on our consolidated statement of operations.

Pension and other postretirement benefits—Our defined benefit pension and other postretirement benefit (retiree life insurance and medical benefits) obligations and the related benefit costs are accounted for in accordance with SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* ("SFAS 158"), SFAS No. 87, *Employers' Accounting for Pensions* ("SFAS 87") and SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other than Pensions*. Pension and postretirement costs and obligations are actuarially determined and are affected by assumptions including expected return on plan assets, discount rates, compensation increases, employee turnover rates and health care cost trend rates. We evaluate our assumptions periodically and make adjustments to these assumptions and the recorded liabilities as necessary.

Two of the most critical assumptions are the expected long-term rate of return on plan assets and the assumed discount rate. We periodically evaluate our assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by our third-party investment advisor utilizing the asset allocation classes held by the plans' portfolios. As of January 1, 2009, based on market conditions and investment strategies, we did not change our expected long-term rate of return for our U.S. plans of 8.5 percent. For determining the discount rate for our U.S. plans, we utilize a yield curve approach based on Aa corporate bonds and the expected timing of future benefit payments. Changes in these and other assumptions used in the actuarial computations could impact our projected benefit obligations, pension liabilities, pension expense and other comprehensive income. We base our determination of pension expense on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

For each percentage point the expected long-term rate of return assumption is lowered, pension expense would increase by approximately $8 million. For each one-half percentage point the discount rate is lowered, pension expense would increase by approximately $14 million. See "—Retirement Plans and Other Postemployment Benefits."

Contingent liabilities—We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves relate primarily to litigation, personal injury claims and potential tax assessments (see "—Income Taxes"). Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances that affect our previous assumptions with respect to the likelihood or amount of loss change. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required and would be recognized in the period the new information becomes known.

The estimation of the liability for personal injury claims includes the application of a loss development factor to reserves for known claims in order to estimate our ultimate liability for claims incurred during the period. The loss development method is based on the assumption that historical patterns of loss development will continue in the future. Actual losses may vary from the estimates computed with these reserve development factors as they are dependent upon future contingent events such as court decisions and settlements.

Retirement Plans and Other Postemployment Benefits

Defined benefit pension plans—We maintain two qualified defined benefit pension plans, one of which we assumed in connection with the Merger (the "Retirement Plans"), covering substantially all U.S. employees. We also maintain two unfunded plans (the "Supplemental Benefit Plans"), one of which we assumed in connection with the Merger along with two additional unfunded benefit plans (the "Other Supplemental Benefit Plans"). One of the Other Supplemental Benefit Plans provides certain eligible employees with benefits in excess of those allowed under the Retirement Plans and the other provides benefits to eligible non-U.S. employees. We assumed three defined benefit pension plans (two funded and one unfunded) in connection with the R&B Falcon merger and one unfunded defined benefit plan in connection with the Merger (the "Frozen Plans"), all of which were frozen prior to the respective mergers and for which benefits no longer accrue but the pension obligations have not been fully distributed. We refer to the Retirement Plans, the Supplemental Benefit Plans, the Other Supplemental Benefit Plans and the Frozen Plans, collectively, as the "U.S. Plans". Effective January 1, 2009, we merged the two Retirement Plans into a single qualified defined benefit pension plan, and we combined the two Supplemental Benefit Plans into a single supplemental benefit plan.

In connection with the Merger, we amended the Supplemental Benefit Plans to provide employees terminated under a severance plan with age, earnings and service benefits ("Severance Credits") described in the Severance Plan, as defined below, and similar severance arrangements. The Supplemental Benefit Plans provide Severance Credits for the period of time following termination during which severance is paid (the "Salary Continuation Period"). Alternatively, to provide the value of the Severance Credits to an eligible employee who receives severance in a lump sum, the Severance Credits are granted for the period of time over which the lump sum would have been paid had it been paid as salary continuation (the "Severance Continuation Period Equivalent"). The amended Supplemental Benefit Plans also provide for a lump-sum form of payment within 90 days after a participant's termination of employment and a six-month delay on benefits payable to "specified employees" under Section 409A of the Internal Revenue Code.

In connection with the Merger, we also assumed a defined benefit plan in the U.K. (the "U.K. Plan") covering certain current and former legacy GlobalSantaFe employees in the U.K.

In addition, we provide several defined benefit plans, primarily group pension schemes with life insurance companies covering our Norway operations and two unfunded plans covering certain of our employees and former employees (the "Norway Plans"). Our contributions to the Norway Plans are determined primarily by the respective life insurance companies based on the terms of the plan. For the insurance-based plans, annual premium payments are considered to represent a reasonable approximation of the service costs of benefits earned during the period. We also have unfunded defined benefit plans (the "Other Plans") that provide retirement and severance benefits for certain of our Indonesian, Nigerian and Egyptian employees. The benefits we provide under defined benefit pension plans are comprised of the U.S. Plans, the Norway Plans, the Other Plans and the U.K. Plan (collectively, the "Transocean Plans").

We account for the Transocean Plans in accordance with SFAS 87, as amended by SFAS 158. These accounting standards require us to calculate our pension expense and liabilities using assumptions based on a market-related valuation of assets, which reduces year-to-year volatility using actuarial assumptions. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

In accordance with SFAS 87, changes in pension obligations and assets may not be immediately recognized as pension costs in the statement of operations but generally are recognized in future years over the remaining average service period of plan participants. As such, significant portions of pension costs recorded in any period may not reflect the actual level of benefit payments provided to plan participants.

Two of the most critical assumptions used in calculating our pension expense and liabilities are the expected long-term rate of return on plan assets and the assumed discount rate. Our expected long-term rate of return on plan assets for funded U.S. Plans was 8.5 percent and 9.0 percent as of December 31, 2008 and 2007, respectively. The expected long-term rate of return on plan assets was developed by reviewing each plan's target asset allocation and asset class long-term rate of return expectations. We regularly review our actual asset allocation and periodically rebalance plan assets as appropriate. For the U.S. Plans, we discounted our future pension obligations using a rate of 5.4 percent at December 31, 2008 and 6.1 percent at December 31, 2007.

We expect pension expense related to the Transocean Plans for 2009 to increase by approximately $33 million primarily due to the significant decline in the aggregate fair value of plan assets held by the trust, partly offset by a change in the demographic assumptions for future periods and plan asset growth realized in 2008.

Future changes in plan asset returns, assumed discount rates and various other factors related to the pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

	U.S. Plans	U.K. Plan	Norway Plans	Other Plans	Total Transocean Plans	
Accumulated Benefit Obligation						
At December 31, 2008	$ 763	$ 160	$ 56	$ 4	$ 983	
At December 31, 2007	669	207	58	5	939	
Projected Benefit Obligation						
At December 31, 2008	$ 899	$ 171	$ 73	$ 7	$ 1,150	
At December 31, 2007	757	228	71	9	1,065	
Fair Value of Plan Assets						
At December 31, 2008	$ 455	$ 152	$ 56	$ —	$ 663	
At December 31, 2007	632	247	60	—	939	
Funded Status						
At December 31, 2008	$ (444)	$ (19)	$ (17)	$ (7)	$ (487)	
At December 31, 2007	(125)	19	(11)	(9)	(126)	
Net Periodic Benefit Cost						
Year ended December 31, 2008	$ 29	$ 3	$ 9	$ 3	$ 44	(a)
Year ended December 31, 2007	16	1	8	2	27	(a)
Change in Accumulated Other Comprehensive Income						
Year ended December 31, 2008	$ 338	$ 36	$ 6	$ (1)	$ 379	
Year ended December 31, 2007	21	—	(9)	—	12	
Employer Contributions						
Year ended December 31, 2008	$ 60	$ 7	$ 7	$ —	$ 74	
Year ended December 31, 2007	14	1	6	1	22	
Weighted-Average Assumptions – Benefit Obligations						
Discount rate						
At December 31, 2008	5.40%	6.25%	4.50%	15.61%	5.57%	(b)
At December 31, 2007	6.13%	5.90%	5.30%	12.90%	6.07%	(b)
Rate of compensation increase						
At December 31, 2008	4.21%	4.25%	4.50%	12.10%	4.28%	(b)
At December 31, 2007	4.58%	4.40%	4.50%	11.17%	4.57%	(b)

	U.S. Plans	U.K. Plan	Norway Plans	Other Plans	Total Transocean Plans	
Weighted-Average Assumptions – Net Periodic Benefit Cost						
Discount rate						
Year ended December 31, 2008	6.14%	5.90%	5.30%	13.84%	6.09%	(b)
Year ended December 31, 2007	5.95%	5.90%	4.80%	13.27%	5.90%	(b)
Expected long-term rate of return on plan assets						
Year ended December 31, 2008	8.50%	7.50%	6.00%	—	8.08%	(c)
Year ended December 31, 2007	9.00%	7.50%	5.40%	—	8.40%	(c)
Rate of compensation increase						
Year ended December 31, 2008	4.57%	4.40%	4.50%	12.10%	4.59%	(b)
Year ended December 31, 2007	4.58%	4.40%	4.00%	11.17%	4.59%	(b)

(a) Pension costs were reduced by expected returns on plan assets of $74 million and $26 million for the years ended December 31, 2008 and 2007, respectively.

(b) Weighted-average based on relative average projected benefit obligation for the year.

(c) Weighted-average based on relative average fair value of plan assets for the year.

For the funded U.S. Plans, our funding policy consists of reviewing the funded status of these plans annually and contributing an amount at least equal to the minimum contribution required under the Employee Retirement Income Security Act of 1974 ("ERISA"). Employer contributions to the funded U.S. Plans are based on actuarial computations that establish the minimum contribution required under ERISA and the maximum deductible contribution for income tax purposes. We contributed $60 million and $14 million to the funded U.S. Plans during 2008 and 2007, respectively. We contributed less than $1 million to the unfunded U.S. Plans during each of 2008 and 2007 to fund benefit payments. Our contributions to the Transocean Plans in 2008 and 2007 were funded from our cash flows from operations.

Plan assets of the funded Transocean Plans have been unfavorably impacted by a decline in world equity markets during 2008, given the allocation of approximately 59.7 percent of plan assets to equity securities. To a lesser extent, debt securities and other investments also experienced decreased values. During 2008, the market value of the investments in the Transocean Plans decreased by $276 million, or 29.4 percent, which is due to net investment losses of $196 million, primarily in the funded U.S. Plans, resulting from the unfavorable performance of equity markets in 2008, benefit plan payments of $82 million and $75 million of unfavorable foreign currency exchange rate changes. The Transocean Plans made employee contributions of $74 million and participants contributed $3 million in 2008. We expect to contribute $88 million to the Transocean Plans in 2009. These contributions are comprised of an estimated $65 million to meet minimum funding requirements for the funded U.S. Plans, $7 million to fund expected benefit payments for the unfunded U.S. Plans and Other Plans, $11 million for the funded Norway Plans and $5 million for the U.K. Plan. We expect to fund the required contributions with cash flow from operations.

The following pension benefits payments are expected to be paid by the Transocean Plans (in millions):

Years ending December 31,	
2009	$ 40
2010	39
2011	44
2012	44
2013	47
2014-2018	286

Postretirement benefits other than pensions—We have several unfunded contributory and noncontributory other postretirement employee benefits ("OPEB") plans, including one that we assumed in connection with the Merger, covering substantially all of our U.S. employees. Funding of benefit payments for plan participants will be made as costs are incurred. Net periodic benefit cost for these other postretirement plans and their components, including service cost, interest cost, amortization of prior service cost and recognized net actuarial losses were $3 million and less than $2 million for the years ended December 31, 2008 and 2007, respectively. The postretirement benefits payments are expected to be approximately $3 million in each of 2009, 2010 and 2011.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2008.

Related Party Transactions

Pacific Drilling Limited—We hold a 50 percent equity interest in TPDI, a British Virgin Islands joint venture company formed by us and Pacific Drilling, a Liberian company, to own two ultra-deepwater drillships to be named *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2,* which are currently under construction. Beginning on October 18, 2010, Pacific Drilling will have the right to exchange its interest in the joint venture for our shares or cash at a purchase price based on an appraisal of the fair value of the drillships, subject to various adjustments.

At February 20, 2009, TPDI had outstanding promissory notes in the aggregate amount of $222 million, of which $111 million is due to Pacific Drilling and is included in long-term debt in our consolidated balance sheet.

Overseas Drilling Limited—We own a 50 percent interest in Overseas Drilling Limited ("ODL"), an unconsolidated Liberian joint venture company. ODL owns the *Joides Resolution,* for which we provide certain operational and management services. In 2008, we earned $2 million for those services. Siem Offshore Inc. owns the other 50 percent interest in ODL. A former director of Transocean-Cayman, Kristian Siem, is the chairman of Siem Offshore Inc. and is also a director and officer of ODL. Mr. Siem is also chairman and chief executive officer of Siem Industries, Inc., which owns an approximate 34 percent interest in Siem Offshore Inc.

In November 2005, we entered into a loan agreement with ODL pursuant to which we may borrow up to $8 million. ODL may demand repayment at any time upon five business days prior written notice given to us and any amount due to us from ODL may be offset against the loan amount at the time of repayment. As of February 20, 2009, no amounts were outstanding under this loan agreement.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather provides guidance for the application of fair value measurements required in other accounting pronouncements and seeks to eliminate inconsistencies in the application of such guidance among those other standards. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In the first quarter 2008, we adopted those provisions of SFAS 157 that were unaffected by the delay. Such adoption did not have a material effect on our consolidated statement of financial position, results of operations or cash flows. In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3"), which clarifies the application of SFAS 157 when the market is not active. We adopted FSP 157-3 as of September 30, 2008, which did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for noncontrolling interests, also known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. It requires that a noncontrolling interest in a subsidiary be reported as equity in the consolidated financial statements and requires that consolidated net income attributable to the parent and to the noncontrolling interests be shown separately on the face of the income statement. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We will be required to adopt SFAS 160 in the first quarter of 2009. We do not expect the adoption of SFAS 160 to have a material effect on our consolidated statement of financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R replaces SFAS No. 141, *Business Combinations* and, among other things, (1) changes previous guidance so as to require that primarily all acquired assets, liabilities, minority interest and certain contingencies be measured at fair value, (2) broadens the scope of business combinations to include all transactions in which one entity gains control over one or more other businesses and (3) requires costs incurred to effect the acquisition (acquisition-related costs) and anticipated restructuring costs of the acquired company to be recognized separately from the acquisition. SFAS 141R applies prospectively to business combinations for which the acquisition date occurs in fiscal years beginning after December 15, 2008. We will be required to adopt the principles of SFAS 141R with respect to business combinations occurring on or after January 1, 2009 and with respect to certain income tax matters related to previous business combinations. Due to the prospective application requirement, we are unable to determine the effect, if any, that the adoption of SFAS 141R will have on our consolidated statement of financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), and its related interpretations, and (3) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. We will be required to adopt SFAS 161 in the first quarter of 2009. Because of our limited use of derivative instruments, we do not expect the adoption of SFAS 161 to have a significant impact on our consolidated statement of financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years, requiring prospective application to intangible assets acquired after the effective date. We will be required to adopt the principles of FSP FAS 142-3 with respect to intangible assets acquired on or after January 1, 2009. Due to the prospective application requirement, we are unable to determine the effect, if any, that the adoption of FSP FAS 142-3 will have on our consolidated statement of financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with accounting principles generally accepted in the U.S. SFAS 162 shall be effective 60 days following the SEC's approval of certain amendments to auditing standards proposed by the Public Company Accounting Oversight Board. We do not expect the adoption of SFAS 162 to have an effect on our consolidated statement of financial position, results of operations or cash flows.

In May 2008, the FASB also issued FSP No. APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1"), which requires the issuer of certain convertible debt instruments to separately account for the liability and equity components of the instrument and reflect interest expense at the entity's market rate of borrowing for non-convertible debt instruments. FSP APB 14-1 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principle on prior periods being recognized as of the beginning of the first period presented. The adoption of FSP APB 14-1 will have an effect on the accounting, both retrospectively and prospectively, for our Convertible Notes. Aside from a reduction of debt balances and an increase to shareholders' equity on our consolidated balance sheets for each period presented, we expect the retrospective application of FSP APB 14-1 will result in a non-cash increase to our annual historical interest expense, net of amounts capitalized, of approximately $9 million and $172 million for 2007 and 2008, respectively. Additionally, we expect that the adoption will result in a non-cash increase to our projected annual interest expense, net of amounts expected to be capitalized, of approximately $176 million, $206 million and $151 million for 2009, 2010 and 2011, respectively.

In June 2008, the FASB ratified the consensus on Emerging Issues Task Force ("EITF") Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). An instrument or embedded feature that is both indexed to an entity's own stock and potentially settled in shares may be exempt, if certain other criteria are met, from mark-to-market accounting of derivative financial instruments. EITF 07-5 addresses instruments with contingent and other adjustment features that may change the exercise price or notional amount or otherwise alter the payoff at settlement. We have both warrants and convertible notes outstanding that are exercisable or convertible into our shares. We do not expect EITF 07-5, which is effective for fiscal years beginning after December 15, 2008, to have a material effect on our consolidated statement of financial position, results of operations or cash flows after adoption.

In June 2008, the FASB issue FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of FSP EITF 03-6-1 to have a material effect on our consolidated statement of financial position, results of operations or cash flows.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* ("FSP FAS 140-4 and FIN 46R-8"). FSP FAS 140-4 and FIN 46R-8 require public entities to provide additional disclosures about transfers of financial assets as an amendment to FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. Additionally, FSP FAS 140-4 and FIN 46R-8 require additional disclosures about a sponsor's involvement with variable interest entities as an amendment to FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities*. FSP FAS 140-4 and FIN 46R-8 are effective for periods ending after December 15, 2008. We have adopted the principles of FSP FAS 140-4 and FIN 46R-8 and have included such additional disclosures in the notes to our financial statements for the year ended December 31, 2008. Our adoption of these standards did not have an effect on our consolidated statement of financial position, results of operations or cash flows.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* ("FSP FAS 132R-1"), which provides additional guidance regarding required disclosures for plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132R-1 is effective for fiscal years ending after December 15, 2009. We will be required to adopt the principles of FSP FAS 132R-1 in the fourth quarter of 2009 and intend to include the additional disclosures in the notes to our financial statements for the year ending December 31, 2009. We do not expect the adoption to have a material effect on our consolidated statement of financial position, results of operations or cash flows.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term and short-term debt. The table below presents scheduled debt maturities in U.S. dollars and related weighted-average interest rates for each of the years ended December 31 relating to debt obligations as of December 31, 2008 (in millions, except interest rate percentages):

	Scheduled Maturity Date (a) (b)							Fair Value
	2009	2010	2011	2012	2013	Thereafter	Total	12/31/08
Total debt								
Fixed rate	$ 1	$ 2,200	$ 2,366	$ 2,200	$ 751	$ 3,317	$ 10,835	$ 9,496
Average interest rate	5.8 %	1.6 %	1.9 %	1.5 %	5.2 %	6.8 %	3.5 %	
Variable rate	$ 663	$ 2,000	$ 65	$ 27	$ 28	$ 559	$ 3,342	$ 3,342
Average interest rate	5.8 %	5.0 %	3.8 %	3.8 %	3.8 %	3.2 %	4.8 %	

(a) Maturity dates of the face value of our debt assume the put options on the Series A Notes, the Series B Notes and the Series C Notes will be exercised in December 2010, December 2011 and December 2012, respectively.

(b) Expected maturity amounts are based on the face value of debt.

At December 31, 2008, we had approximately $3 billion of variable rate debt at face value (24 percent of total debt at face value). This variable rate debt primarily represented issuances outstanding under the Program and borrowings under the Term Loan. At December 31, 2007, we had approximately $6 billion of variable debt outstanding represented by the Floating Rate Notes and borrowings under the Bridge Loan Facility and the Former 364-Day Revolving Credit Facility. Based upon the December 31, 2008 and 2007 variable rate debt outstanding amounts, a one percentage point change in interest rates would result in a corresponding change in interest expense of approximately $33 million and $64 million, respectively. In addition, a large part of our cash investments would earn commensurately higher rates of return if interest rates increase. Using December 31, 2008 and 2007 cash investment levels, a one percentage point change in interest rates would result in a corresponding change in interest income of approximately $4 million and $8 million per year, respectively.

The fair market value of our debt at December 31, 2008 was $12.8 billion compared to $17.9 billion at December 31, 2007. The decrease in fair value of $5.1 billion was primarily due to the repayment of debt during the year, as well as changes in the corporate bond market.

In connection with the Merger, we acquired *GSF Jack Ryan*, which is subject to a fully defeased financing lease arrangement with a remaining term of 12 years. As a result, we have assumed the rights and obligations under the terms of the defeasance arrangement executed by GlobalSantaFe with three financial institutions, whereby we are required to make additional payments if the defeasance deposit does not earn a rate of return of at least 8.00 percent per year, the interest rate expected at the inception of the agreement. The defeasance deposit earns interest based on the British pound three-month LIBOR, which was 2.82 percent as of December 31, 2008. If the interest rate were to remain fixed at this rate for the next five years, we would be required to make an additional payment of approximately $15 million during that period. We do not expect that, if required, any additional payments made under this defeasance arrangement would be material to our statement of financial position, results of operations or cash flows.

Foreign Exchange Risk

Our international operations expose us to foreign exchange risk. We use a variety of techniques to minimize the exposure to foreign exchange risk, including customer contract payment terms and the possible use of foreign exchange derivative instruments. Our primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment in both U.S. dollars, which is our functional currency, and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual foreign exchange needs may vary from those anticipated in the customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies typically have not had a material impact on our overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. We do not enter into derivative transactions for speculative purposes. At December 31, 2008, we had no open foreign exchange derivative contracts.

ITEM 8. Financial Statements and Supplementary Data

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Transocean Ltd. (the "Company" or "our") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices), and actions taken to correct deficiencies as identified.

There are inherent limitations to the effectiveness of internal control over financial reporting, however well designed, including the possibility of human error and the possible circumvention or overriding of controls. The design of an internal control system is also based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that an internal control will be effective under all potential future conditions. As a result, even an effective system of internal controls can provide no more than reasonable assurance with respect to the fair presentation of financial statements and the processes under which they were prepared.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria for internal control over financial reporting described in *Internal Control–Integrated Framework* by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting.

Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors. Based on this assessment, management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Transocean Ltd.

We have audited Transocean Ltd.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Transocean Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Transocean Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Transocean Ltd. as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2008 and our reported dated February 24, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Transocean Ltd.

We have audited the accompanying consolidated balance sheets of Transocean Ltd. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transocean Ltd. and Subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 5 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109*. Also discussed in Note 16, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Transocean Ltd.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 24, 2009

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Years ended December 31, 2008	2007	2006
Operating revenues			
Contract drilling revenues	$ 10,756	$ 5,948	$ 3,745
Contract drilling intangible revenues	690	88	—
Other revenues	1,228	341	137
	12,674	6,377	3,882
Costs and expenses			
Operating and maintenance	5,355	2,781	2,155
Depreciation, depletion and amortization	1,436	499	401
General and administrative	199	142	90
	6,990	3,422	2,646
Impairment loss	(320)	—	—
Gain (loss) from disposal of assets, net	(7)	284	405
Operating income	5,357	3,239	1,641
Other income (expense), net			
Interest income	32	30	21
Interest expense, net of amounts capitalized	(469)	(172)	(115)
Loss on retirement of debt	(3)	(8)	—
Other, net	26	295	60
	(414)	145	(34)
Income before income tax expense and minority interest	4,943	3,384	1,607
Income tax expense	743	253	222
Minority interest	(2)	—	—
Net income	$ 4,202	$ 3,131	$ 1,385
Earnings per share			
Basic	$ 13.20	$ 14.65	$ 6.32
Diluted	$ 13.09	$ 14.14	$ 6.10
Weighted-average shares outstanding			
Basic	318	214	219
Diluted	321	222	228

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years ended December 31, 2008	2007	2006
Net income	$ 4,202	$ 3,131	$ 1,385
Other comprehensive income (loss), net of tax			
Minimum pension liability adjustments, net of tax expense of $9 for the year ended December 31, 2006	—	—	16
Defined benefit pension and other postretirement employee benefit adjustments, net of tax benefit of $9 and $2 for the years ended December 31, 2007 and 2006, respectively	(374)	(12)	—
Other	(4)	—	—
Other comprehensive income (loss)	(378)	(12)	16
Total comprehensive income	$ 3,824	$ 3,119	$ 1,401

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In millions, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Cash and cash equivalents	$ 963	$ 1,241
Short-term investments	333	—
Accounts receivable, net		
Trade	2,798	2,209
Other	66	161
Materials and supplies, net	432	333
Deferred income taxes, net	63	119
Assets held for sale	464	—
Other current assets	230	233
Total current assets	5,349	4,296
Property and equipment	25,802	24,545
Less accumulated depreciation	4,975	3,615
Property and equipment, net	20,827	20,930
Goodwill	8,128	8,219
Other assets	867	919
Total assets	$ 35,171	$ 34,364
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 914	$ 805
Accrued income taxes	317	99
Debt due within one year	664	6,172
Other current liabilities	806	826
Total current liabilities	2,701	7,902
Long-term debt	13,522	11,085
Deferred income taxes, net	666	681
Other long-term liabilities	1,755	2,125
Total long-term liabilities	15,943	13,891
Commitments and contingencies		
Minority interest	3	5
Preference shares, none authorized, issued and outstanding at December 31, 2008; preference shares $0.10 par value, 50,000,000 shares authorized, none issued and outstanding at December 31, 2007	—	—
Shares, CHF 15.00 par value, 502,852,947 authorized, 167,617,649 contingently authorized, 335,235,298 issued and 319,262,113 outstanding at December 31, 2008; ordinary shares, $0.01 par value, 800,000,000 shares authorized, 317,222,909 shares issued and outstanding at December 31, 2007	4,444	3
Additional paid-in capital	6,492	10,799
Accumulated other comprehensive loss	(420)	(42)
Retained earnings	6,008	1,806
Total shareholders' equity	16,524	12,566
Total liabilities and shareholders' equity	$ 35,171	$ 34,364

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In millions)

	Shares	Shares Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total equity
Balance at December 31, 2005	227	$ 2	$ 10,566	$ (20)	$ (2,566)	$ 7,982
Net income	—	—	—	—	1,385	1,385
Repurchase of shares	(25)	—	(2,600)	—	—	(2,600)
Issuance of shares under share-based compensation plans	3	—	70	—	—	70
Share-based compensation expense	—	—	20	—	—	20
Minimum pension liability	—	—	—	16	—	16
Adjustment to initially apply SFAS 158, net of tax	—	—	—	(26)	—	(26)
Other, net	—	—	(11)	—	—	(11)
Balance at December 31, 2006	205	2	8,045	(30)	(1,181)	6,836
Net income	—	—	—	—	3,131	3,131
Other comprehensive income	—	—	—	(12)	—	(12)
Repurchase of shares	(4)	—	(400)	—	—	(400)
Issuance of shares upon conversion of convertible debentures and notes	4	—	414	—	—	414
Issuance of shares under share-based compensation plans	4	—	65	—	—	65
Share-based compensation expense	—	—	78	—	—	78
Excess tax benefit for share-based compensation plans	—	—	70	—	—	70
Exchange of shares and share-based compensation in business combination	108	1	12,385	—	—	12,386
Reclassification of ordinary shares	—	—	(9,859)	—	—	(9,859)
Adjustment to initially apply FIN 48, net of tax	—	—	—	—	(144)	(144)
Other, net	—	—	1	—	—	1
Balance at December 31, 2007	317	3	10,799	(42)	1,806	12,566
Net income	—	—	—	—	4,202	4,202
Other comprehensive income	—	—	—	(378)	—	(378)
Issuance of shares under share-based compensation plans	2	—	62	—	—	62
Share-based compensation expense	—	—	64	—	—	64
Excess tax benefit for share-based compensation plans	—	—	10	—	—	10
Cancellation of ordinary shares in Redomestication Transaction	(319)	(3)	3	—	—	—
Issuance of shares in Redomestication Transaction	319	4,444	(4,444)	—	—	—
Other, net	—	—	(2)	—	—	(2)
Balance at December 31, 2008	319	$ 4,444	$ 6,492	$ (420)	$ 6,008	$ 16,524

See accompanying notes.

TRANSOCEAN LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years ended December 31,		
	2008	2007	2006
Cash flows from operating activities			
Net income	$ 4,202	$ 3,131	$ 1,385
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of drilling contract intangibles	(690)	(88)	—
Depreciation, depletion and amortization	1,436	499	401
Share-based compensation expense	64	78	20
Excess tax benefit from share-based compensation plans	(10)	(70)	(7)
(Gain) loss from disposal of assets, net	7	(284)	(405)
Impairment of short-term investments	16	—	—
Impairment loss	320	—	—
Deferred revenue, net	11	52	52
Deferred expenses, net	(115)	(55)	(109)
Deferred income taxes	8	(40)	(23)
Other, net	31	22	(13)
Changes in operating assets and liabilities	(321)	(172)	(64)
Net cash provided by operating activities	4,959	3,073	1,237
Cash flows from investing activities			
Capital expenditures	(2,208)	(1,380)	(876)
Business combination	—	(5,129)	—
Cash balances acquired in business combination	—	695	—
Proceeds from disposal of assets, net	348	379	461
Short-term investments	(408)	—	—
Proceeds from maturities of short-term investments	59	—	—
Joint ventures and other investments, net	13	(242)	—
Net cash used in investing activities	(2,196)	(5,677)	(415)
Cash flows from financing activities			
Change in short-term borrowings, net	(837)	1,500	—
Proceeds from debt	2,661	24,095	2,000
Repayments of debt	(4,893)	(12,033)	(300)
Financing costs	(24)	(106)	(5)
Repurchase of shares	—	(400)	(2,601)
Payment to shareholders for Reclassification	(1)	(9,859)	—
Proceeds from (payments for) exercise of warrants, net	(7)	40	—
Proceeds from share-based compensation plans, net	51	72	69
Excess tax benefit from share-based compensation plans	10	70	7
Other, net	(1)	(1)	30
Net cash provided by (used in) financing activities	(3,041)	3,378	(800)
Net increase (decrease) in cash and cash equivalents	(278)	774	22
Cash and cash equivalents at beginning of period	1,241	467	445
Cash and cash equivalents at end of period	$ 963	$ 1,241	$ 467

See accompanying notes.

Note 1—Nature of Business and Principles of Consolidation

Nature of business—Transocean Ltd. (together with its subsidiaries and predecessors, unless the context requires otherwise, "Transocean," the "Company," "we," "us" or "our") is a leading international provider of offshore contract drilling services for oil and gas wells. Our mobile offshore drilling fleet is considered one of the most modern and versatile fleets in the world. Specializing in technically demanding sectors of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services, we contract our drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. At December 31, 2008, we owned, had partial ownership interests in or operated 136 mobile offshore drilling units. As of this date, our fleet consisted of 39 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh Environment semisubmersibles and drillships), 28 Midwater Floaters, 10 High-Specification Jackups, 55 Standard Jackups and four Other Rigs. We also have 10 Ultra-Deepwater Floaters under construction or contracted for construction (see Note 7—Drilling Fleet Expansion and Upgrades).

We also provide oil and gas drilling management services, drilling engineering and drilling project management services, and we participate in oil and gas exploration and production activities. Drilling management services are provided through Applied Drilling Technology Inc., our wholly owned subsidiary, and through ADT International, a division of one of our U.K. subsidiaries (together, "ADTI"). ADTI conducts drilling management services primarily on either a dayrate or a completed-project, fixed-price (or "turnkey") basis. Oil and gas properties consist of exploration, development and production activities performed by Challenger Minerals Inc. and Challenger Minerals (North Sea) Limited (together, "CMI"), our oil and gas subsidiaries.

On January 31, 2001, we completed a merger transaction with R&B Falcon Corporation ("R&B Falcon"). At the time of the merger, R&B Falcon operated a diverse global drilling rig fleet consisting of drillships, semisubmersibles, jackup rigs and other units including the Gulf of Mexico Shallow and Inland Water segment fleet. R&B Falcon and the Gulf of Mexico Shallow and Inland Water segment later became known as TODCO (together with its subsidiaries and predecessors, unless the context requires otherwise, "TODCO") and the TODCO segment, respectively. In preparation for the initial public offering discussed below, we transferred all assets and subsidiaries out of TODCO that were unrelated to the TODCO segment. In February 2004, we completed an initial public offering (the "TODCO IPO") of approximately 23 percent of TODCO's outstanding shares of its common stock. In September 2004, December 2004 and May 2005, respectively, we completed additional public offerings of TODCO common stock. In June 2005, we completed a sale of our remaining TODCO common stock pursuant to Rule 144 under the Securities Act of 1933, as amended.

In November 2007, we completed our merger transaction (the "Merger") with GlobalSantaFe Corporation ("GlobalSantaFe"). Immediately prior to the effective time of the Merger, each of Transocean-Cayman's outstanding ordinary shares was reclassified by way of a scheme of arrangement under Cayman Islands law into (1) 0.6996 Transocean-Cayman ordinary shares and (2) $33.03 in cash (the "Reclassification" and, together with the Merger, the "GSF Transactions"). At the effective time of the Merger, each outstanding ordinary share of GlobalSantaFe (the "GlobalSantaFe Ordinary Shares") was exchanged for (1) 0.4757 Transocean-Cayman ordinary shares (after giving effect to the Reclassification) and (2) $22.46 in cash. We have included the financial results of GlobalSantaFe in our consolidated financial statements beginning November 27, 2007, the date GlobalSantaFe Ordinary Shares were exchanged for Transocean-Cayman's ordinary shares.

In December 2008, Transocean Ltd. completed a transaction pursuant to an Agreement and Plan of Merger among Transocean Ltd., Transocean Inc., which was our former parent holding company, and Transocean Cayman Ltd., a company organized under the laws of the Cayman Islands that was a wholly-owned subsidiary of Transocean Ltd., pursuant to which Transocean Inc. merged by way of schemes of arrangement under Cayman Islands law with Transocean Cayman Ltd., with Transocean Inc. as the surviving company (the "Redomestication Transaction"). In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans, warrants or other rights to acquire shares of Transocean Ltd. The Redomestication Transaction effectively changed the place of incorporation of our parent holding company from the Cayman Islands to Switzerland. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly-owned subsidiary of Transocean Ltd. In connection with the Redomestication Transaction, we relocated our principal executive offices to Vernier, Switzerland. We refer to the Redomestication Transaction and the relocation of our principal executive offices together as the "Redomestication."

Principles of consolidation—We consolidate those investments that meet the criteria of a variable interest entity where we are deemed to be the primary beneficiary for accounting purposes and for entities in which we have a majority voting interest. Intercompany transactions and accounts are eliminated in consolidation. For investments in joint ventures and other entities that do not meet the criteria of a variable interest entity or where we are not deemed to be the primary beneficiary for accounting purposes of those entities that meet the variable interest entity criteria, we use the equity method of accounting if we have the ability to exercise significant influence over the unconsolidated affiliate. We use the cost method of accounting for investments in joint ventures and other entities if we do not have the ability to exercise significant influence over the unconsolidated affiliate.

In October 2007, we acquired a 50 percent interest in Transocean Pacific Drilling Inc. ("TPDI"), a British Virgin Islands joint venture company formed by us and Pacific Drilling Limited ("Pacific Drilling"), a Liberian company, to own and operate two ultra-deepwater drillships to be named *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*, which are currently under construction. Since TPDI's equity at risk is insufficient to permit TPDI to carry on its activities without additional subordinated financial support, TPDI meets the criteria for a variable interest entity, and we have determined that we are the primary beneficiary for accounting purposes. As a result, we consolidate TPDI in our consolidated financial statements, intercompany transactions are eliminated and the interest that is not owned by us is presented as minority interest on our consolidated balance sheet. We provide construction management services for the newbuilds and have agreed to provide operating management services once the drillships begin operations. Beginning on October 18, 2010, Pacific Drilling will have the right to exchange its interest in the joint venture for our shares or cash at a purchase price based on an appraisal of the fair value of the drillships, subject to various adjustments.

In September 2008, we acquired a 65 percent interest in Angola Deepwater Drilling Company Limited ("ADDCL"), a Cayman Islands joint venture company formed to commission the construction, ownership and operation of the ultra-deepwater drillship to be named *Discoverer Luanda.* Angco Cayman Limited acquired the remaining 35 percent interest in ADDCL. Even though we do not have a majority voting interest over the operations of ADDCL, we have determined that ADDCL is a variable interest-entity for which we are the primary beneficiary for accounting purposes because its equity at risk is insufficient to enable ADDCL to carry on its activities without additional subordinated financial support from us. Accordingly, we consolidate ADDCL in our consolidated financial statements, intercompany transactions are eliminated and the interest that is not owned by us is presented as minority interest on our consolidated balance sheet. We provide construction management services for the newbuild and have agreed to provide operating management services once the drillship begins operations. Beginning on the fifth anniversary of the first well commencement date, Angco Cayman Limited will have the right to exchange its interest in the joint venture for cash at a purchase price based on an appraisal of the fair value of the drillship, subject to various adjustments.

We recognized investments in and advances to unconsolidated affiliates of $17 million and $15 million for the years ended December 31, 2008 and 2007, respectively, and reported these amounts in other assets in our consolidated balance sheet.

We recognized equity in earnings (losses) of unconsolidated affiliates of $2 million, $(2) million and $5 million for the years ended December 31, 2008, 2007 and 2006, respectively, and reported these amounts in other, net in our consolidated statement of operations.

Note 2—Summary of Significant Accounting Policies

Accounting estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions, including those related to bad debts, materials and supplies obsolescence, investments, goodwill and other intangible assets, and other long-lived assets, income taxes, share-based compensation, pensions and other postretirement benefits, other employment benefits and contingent liabilities. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Cash and cash equivalents—Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and may consist of time deposits with a number of commercial banks with high credit ratings, Eurodollar time deposits, certificates of deposit and commercial paper. We may also invest excess funds in no-load, open-end, management investment trusts ("management trusts"). The management trusts invest exclusively in high quality money market instruments. Cash equivalents are stated at cost plus accrued interest, which approximates fair value. We record restricted cash in other assets in our consolidated balance sheet. At December 31, 2008 and 2007, we had $8 million and $7 million, respectively, classified as restricted cash related to collateral for surety bonds to satisfy certain Venezuelan tax requirements.

Allowance for doubtful accounts—We establish reserves for doubtful accounts on a case-by-case basis when we believe the required payment of specific amounts owed is unlikely to occur. In establishing these reserves, we consider changes in the financial position of a major customer and restrictions placed on the conversion of local currency to U.S. dollars as well as disputes with our customers regarding the application of contract provisions to our drilling operations. This allowance was $114 million and $50 million at December 31, 2008 and 2007, respectively. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or the balance is determined to be uncollectible. We derive a majority of our revenue from services to international oil companies and government-owned and government-controlled oil companies, and we do not generally require collateral or other security to support client receivables.

Materials and supplies—Materials and supplies are carried at average cost less an allowance for obsolescence. Such allowance was $49 million and $22 million at December 31, 2008 and 2007, respectively.

Property and equipment—Property and equipment, consisting primarily of offshore drilling rigs and related equipment, represented approximately 59 percent of our total assets at December 31, 2008. The carrying values of these assets are based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of our rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. We compute depreciation using the straight-line method after allowing for salvage values. Expenditures for renewals, replacements and improvements are capitalized. Maintenance and repairs are charged to operating expense as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to gain from disposal of assets, net.

Estimated original useful lives of our drilling units range from 18 to 35 years, reflecting maintenance history and market demand for these drilling units, buildings and improvements from 10 to 30 years and machinery and equipment from four to 12 years. From time to time, we may review the estimated remaining useful lives of our drilling units and may extend the useful life when events and circumstances indicate the drilling unit can operate beyond its original or current useful life. During the first quarter of 2006, we extended the useful life to 35 years for one rig, which previously had an estimated useful life of 30 years. During 2007, we extended the useful lives for six rigs, which previously had estimated useful lives of between 30 to 35 years, to between 35 and 45 years. During 2008, we extended the useful lives for five rigs, which previously had estimated useful lives of between 30 to 35 years, to between 34 and 50 years. We determined the years were appropriate for each of these rigs based on the then current contracts these rigs were operating under as well as the additional life-extending work, upgrades and inspections we performed on these rigs. In 2008, 2007 and 2006, the impact of the change in estimated useful life of these rigs was a reduction in depreciation expense of $6 million ($0.02 per diluted share), $25 million ($0.11 per diluted share) and $2 million ($0.01 per diluted share), respectively, which had no tax effect. During 2008, we also reduced the useful lives for four legacy GlobalSantaFe rigs, which previously had estimated useful lives of between eight and 16 years, to between three and nine years. We determined the useful lives were appropriate for each of these rigs based on the review of technical specification of the rigs and comparisons of remaining lives of comparable rigs in our fleet. In 2008, the impact of the change in estimated useful life of these rigs was an increase in depreciation expense of $46 million ($0.14 per diluted share), which had no tax effect.

Assets held for sale—Assets are classified as held for sale when we have a plan for disposal and those assets meet the held for sale criteria of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. At December 31, 2008, we had assets held for sale in the amount $464 million that were included in current assets. At December 31, 2007, there were no assets held for sale.

Impairment of long-lived assets—We review the carrying value of long-lived assets, principally property and equipment, for potential impairment when events occur or circumstances change that indicate that the carrying value of such assets may not be recoverable. For property and equipment held and used, we determine recoverability by evaluating the undiscounted estimated future net cash flows of the related asset or asset group under review. We consider our asset groups to be Ultra-Deepwater Floaters, Deepwater Floaters, Harsh Environment Floaters, Midwater Floaters, High-Specification Jackups, Standard Jackups and Other Rigs. The estimated future net cash flows are based upon projected utilization and dayrates. For property and equipment held for sale, we record the asset at the lower of net book value or net realizable value. See Note 4—Impairment Loss.

Goodwill and other intangible assets— We conduct impairment testing for our goodwill annually as of October 1 and more frequently when an event occurs or circumstances change that may indicate a reduction in the fair value of a reporting unit below its carrying value. We test goodwill at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The impairment of goodwill is tested by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of the impairment loss, if any. Prior to the Merger, we operated in one operating segment, contract drilling services, which we considered to be our sole reporting unit. As a result of the Merger, we established two additional reporting units for this purpose: (1) drilling management services and (2) oil and gas properties. As a result of our testing in each of the years ended December 31, 2007 and 2006, we concluded that goodwill was not impaired. For the year ended December 31, 2008, we concluded that the goodwill of drilling management services was impaired. See Note 4—Impairment Loss and Note 9—Goodwill and Other Intangible Assets.

To determine the fair value of each reporting unit, we use a combination of generally accepted valuation methodologies, including both income and market approaches. For our contract drilling services reporting unit, we estimate the fair market value using estimated discounted cash flows and publicly traded company multiples. We discount projected cash flows using a long-term weighted-average cost of capital, which is based on our estimate of the investment returns that market participants would require for each of our reporting units. To develop the projected cash flows associated with our contract drilling services reporting unit, which are based on estimated future utilization and dayrates, we consider key factors that include assumptions regarding future commodity prices, credit market uncertainties and the effect these factors may have on our contract drilling operations and the capital expenditure budgets of our customers. We derive publicly traded company multiples for companies with operations similar to our reporting units using information on shares traded on stock exchanges and, when they are available, from analyses of recent acquisitions in the marketplace. For our drilling management services reporting unit, we estimate fair market value using estimated discounted cash flows based on assumptions for future commodity prices, projected demand for our services, rig availability and dayrates. In determining the fair value of our oil and gas properties reporting unit, we use a reserves analysis, which is a form of the market approach that considers the changes in the commodity prices.

For intangible assets other than goodwill, we use generally accepted valuation methodologies that are appropriate for estimating the fair values of those assets. For example, we use a relief from royalty method to value trade names and an excess earnings method to value customer relationships, both of which apply the income approach.

Operating revenues and expenses—Operating revenues are recognized as earned, based on contractual daily rates or on a fixed price basis. In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. In connection with new drilling contracts, revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary contract term of the drilling project using the straight-line method. Our policy to amortize the fees related to contract preparation, mobilization and capital upgrades on a straight-line basis over the estimated firm period of drilling is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract. For contractual daily rate contracts, we account for loss contracts as the losses are incurred. Costs of relocating drilling units without contracts to more promising market areas are expensed as incurred. Upon completion of drilling contracts, any demobilization fees received are reported in income, as are any related expenses. Capital upgrade revenues received are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for the capital upgrade is depreciated over the estimated useful life of the asset. We incur periodic survey and drydock costs in connection with obtaining regulatory certification to operate our rigs on an ongoing basis. Costs associated with these certifications are deferred and amortized on a straight-line basis over the period until the next survey.

Contract drilling intangible revenues—In connection with the Merger, we acquired drilling contracts for future contract drilling services of GlobalSantaFe. These contracts include fixed dayrates and are at dayrates that may have been above or below dayrates as of the date of the Merger for similar contracts. We adjusted these drilling contracts to fair value as of the date of the Merger, and as a result, we recorded $67 million and $179 million in 2008 and 2007, respectively, in other assets and $593 million and $1.4 billion in 2008 and 2007, respectively, in other long-term liabilities on our consolidated balance sheet. We recognize the intangible revenues over the respective contract period, amortizing the balances using the straight-line method.

Other revenues—Our other revenues represent drilling management services revenues, integrated services revenues, oil and gas properties revenues, client reimbursable revenues and other miscellaneous revenues. For fixed-price contracts associated with our drilling management services, revenues and expenses are recognized on completion of the well and acceptance by the customer. Provisions for losses are made on contracts in progress when losses are anticipated. We refer to integrated services as those services we provide through third-party contractors and our employees under certain contracts that include well and logistics services in addition to our normal drilling services. We consider client reimbursable revenues to be billings to our client for reimbursement of certain equipment, materials and supplies, third-party services, employee bonuses and out-of-pocket expenses that we incur and recognize in operating and maintenance expense, which results in little or no effect on operating income.

Capitalized interest—We capitalize interest costs for qualifying construction and upgrade projects. We capitalized interest costs on construction work in progress of $114 million, $76 million and $16 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Derivative instruments and hedging activities—We account for our derivative instruments and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. See Note 12—Interest Rate Swaps and Note 14—Financial Instruments and Risk Concentration.

Foreign currency—The majority of our revenues and expenditures are denominated in U.S. dollars to limit our exposure to foreign currency fluctuations, resulting in the use of the U.S. dollar as the functional currency for all of our operations. Foreign currency exchange gains and losses are primarily included in other income (expense) as incurred. We had net foreign currency exchange losses of $3 million, $10 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Income taxes—Income taxes have been provided based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned. There is no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary not only with respect to nominal rate, but also in terms of the availability of deductions, credits and other benefits. Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable jurisdictional tax rates in effect at year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. See Note 5—Income Taxes.

Share-based compensation—As of January 1, 2006, we adopted SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") using the modified prospective method ("Prospective Method"), and the adoption did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

Share-based compensation expense for the years ended December 31 is as follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Share-based compensation expense	$ 64	$ 78	$ 20
Income tax benefit on share-based compensation expense	(8)	(9)	(2)

For time-based awards, we recognize compensation expense on a straight-line basis through the date the employee is no longer required to provide service to earn the award ("service period"). For performance-based awards with graded vesting conditions, we recognize compensation expense on a straight-line basis over the service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. Share-based compensation expense is recognized, net of a forfeiture rate, estimated at the time of grant, based on historical experience and adjusted, if necessary, in subsequent periods based on actual forfeitures. Upon adoption of SFAS 123R, we applied the estimated forfeiture rate to all prior periods in which share-based compensation expense was recorded and recognized a cumulative effect of a change in accounting principle, which was not material to our consolidated statement of financial position, results of operations or cash flows.

To measure the fair values of restricted shares and deferred units granted or modified, we use the market price of our shares on the grant date or modification date. To measure the fair values of stock options and stock appreciation rights ("SARs") granted or modified, we use the Black-Scholes-Merton option-pricing model using assumptions for the expected life, risk-free interest rate, dividend yield and expected volatility. The expected life is based on historical information of past employee behavior regarding exercises and forfeitures of options. The risk-free interest rate is based upon the published U.S. Treasury yield curve in effect at the time of grant or modification for instruments with a similar life. The dividend yield is based on our history and expectation of dividend payouts. The expected volatility is based on a blended rate with an equal weighting of the (a) historical volatility based on historical data for an amount of time approximately equal to the expected life and (b) implied volatility derived from our at-the-money long-dated call options with a term of six months or longer.

We recognize share-based compensation expense in the same financial statement line item as cash compensation paid to the respective employees. Tax deduction benefits for awards in excess of recognized compensation costs are reported as a financing cash flow. See Note 18—Share-Based Compensation Plans.

Reclassifications—Certain reclassifications have been made to prior period amounts to conform with the current year presentation. These reclassifications did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

New accounting pronouncements—In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather provides guidance for the application of fair value measurements required in other accounting pronouncements and seeks to eliminate inconsistencies in the application of such guidance among those other standards. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In the first quarter 2008, we adopted those provisions of SFAS 157 that were unaffected by the delay. Such adoption did not have a material effect on our consolidated statement of financial position, results of operations or cash flows. In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3"), that clarifies the application of SFAS 157 when the market is not active. We adopted FSP 157-3 as of September 30, 2008, which did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for noncontrolling interests, also known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. It requires that a noncontrolling interest in a subsidiary be reported as equity in the consolidated financial statements and requires that consolidated net income attributable to the parent and to the noncontrolling interests be shown separately on the face of the income statement. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We will be required to adopt SFAS 160 in the first quarter of 2009. We do not expect the adoption of SFAS 160 to have a material effect on our consolidated statement of financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R replaces SFAS No. 141, *Business Combinations* and, among other things, (1) changes previous guidance so as to require that primarily all acquired assets, liabilities, minority interest and certain contingencies be measured at fair value, (2) broadens the scope of business combinations to include all transactions in which one entity gains control over one or more other businesses and (3) requires costs incurred to effect the acquisition (acquisition-related costs) and anticipated restructuring costs of the acquired company to be recognized separately from the acquisition. SFAS 141R applies prospectively to business combinations for which the acquisition date occurs in fiscal years beginning after December 15, 2008. We will be required to adopt the principles of SFAS 141R with respect to business combinations occurring on or after January 1, 2009 and with respect to certain income tax matters related to previous business combinations. Due to the prospective application requirement, we are unable to determine the effect, if any, that the adoption of SFAS 141R will have on our consolidated statement of financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), and its related interpretations, and (3) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. We will be required to adopt SFAS 161 in the first quarter of 2009. Because of our limited use of derivative instruments, we do not expect the adoption of SFAS 161 to have a significant impact on our consolidated statement of financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets.* FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years, requiring prospective application to intangible assets acquired after the effective date. We will be required to adopt the principles of FSP FAS 142-3 with respect to intangible assets acquired on or after January 1, 2009. Due to the prospective application requirement, we are unable to determine the effect, if any, that the adoption of FSP FAS 142-3 will have on our consolidated statement of financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with accounting principles generally accepted in the U.S. SFAS 162 will be effective 60 days following the SEC's approval of certain amendments to auditing standards proposed by the Public Company Accounting Oversight Board. We do not expect the adoption of SFAS 162 to have an effect on our consolidated statement of financial position, results of operations or cash flows.

In May 2008, the FASB also issued FSP No. APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1"), which requires the issuer of certain convertible debt instruments to separately account for the liability and equity components of the instrument and reflect interest expense at the entity's market rate of borrowing for non-convertible debt instruments. FSP APB 14-1 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principle on prior periods being recognized as of the beginning of the first period presented. The adoption of FSP APB 14-1 will have an effect on the accounting, both retrospectively and prospectively, for our convertible notes. Aside from a reduction of debt balances and an increase to shareholders' equity on our consolidated balance sheets for each period presented, we expect the retrospective application of FSP APB 14-1 will result in a non-cash increase to our annual historical interest expense, net of amounts capitalized, of approximately $9 million and $172 million for 2007 and 2008, respectively. Additionally, we expect that the adoption will result in a non-cash increase to our projected annual interest expense, net of amounts expected to be capitalized, of approximately $176 million, $206 million and $151 million for 2009, 2010 and 2011, respectively.

In June 2008, the FASB ratified the consensus on Emerging Issues Task Force ("EITF") Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock ("EITF 07-5"). An instrument or embedded feature that is both indexed to an entity's own stock and potentially settled in shares may be exempt, if certain other criteria are met, from mark-to-market accounting of derivative financial instruments. EITF 07-5 addresses instruments with contingent and other adjustment features that may change the exercise price or notional amount or otherwise alter the payoff at settlement. We have both warrants and convertible notes outstanding that are exercisable or convertible into our shares. We do not expect EITF 07-5, which is effective for fiscal years beginning after December 15, 2008, to have a material effect on our consolidated statement of financial position, results of operations or cash flows after adoption.

In June 2008, the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of FSP EITF 03-6-1 to have a material effect on our consolidated statement of financial position, results of operations or cash flows.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* ("FSP FAS 140-4 and FIN 46R-8"). FSP FAS 140-4 and FIN 46R-8 require public entities to provide additional disclosures about transfers of financial assets as an amendment to FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. Additionally, FSP FAS 140-4 and FIN 46R-8 require additional disclosures about a sponsor's involvement with variable interest entities as an amendment to FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities*. FSP FAS 140-4 and FIN 46R-8 are effective for periods ending after December 15, 2008. We have adopted the principles of FSP FAS 140-4 and FIN 46R-8 and have included such additional disclosures in the notes to our financial statements for the year ended December 31, 2008. Our adoption of these standards did not have an effect on our consolidated statement of financial position, results of operations or cash flows.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* ("FSP FAS 132R-1"), which provides additional guidance regarding required disclosures for plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132R-1 is effective for fiscal years ending after December 15, 2009. We will be required to adopt the principles of FSP FAS 132R-1 in the fourth quarter of 2009 and intend to include the additional disclosures in the notes to our financial statements for the year ending December 31, 2009. We do not expect the adoption to have a material effect on our consolidated statement of financial position, results of operations or cash flows.

Note 3—Business Combination

In November 2007, we completed the Merger. We believe the Merger adds to and expands upon relationships with significant customers, expands our existing floater and jackup fleet and expands our presence in the major offshore drilling provinces. Transocean-Cayman issued approximately 107,752,000 ordinary shares and paid approximately $5 billion in cash in connection with the Merger.

We accounted for the Merger using the purchase method of accounting with Transocean treated as the accounting acquirer. As a result, the assets and liabilities of Transocean remain at historical amounts. The assets and liabilities of GlobalSantaFe were recorded at their estimated fair values at November 27, 2007, the date of completion of the GSF Transactions, with the excess of the purchase price over the sum of these fair values recorded as goodwill, and we have included the results of operations and cash flows for approximately one month of 2007 in our consolidated financial statements for the year ended December 31, 2007.

The purchase price included, at estimated fair value, current assets of $2.1 billion, drilling and other property and equipment of $12.3 billion, intangible assets of $368 million, other assets of $170 million and the assumption of current liabilities of $636 million, other long-term liabilities of $2.3 billion and long-term debt of $576 million. The excess of the purchase price over the estimated fair value of net assets acquired was $6.1 billion, which has been accounted for as goodwill.

In the fourth quarter of 2008, we completed our evaluation of the purchase price allocation. As a result, during 2008, we made adjustments to the estimated fair value of certain assets and liabilities with a corresponding net adjustment to goodwill amounting to $123 million, which are reflected in the amounts noted above. Our adjustments to the allocation of the fair value of assets acquired and liabilities assumed were primarily related to property and equipment, accrued pension liabilities, severance liabilities and income taxes, including deferred taxes, uncertain tax positions and other tax accruals. See Note 9—Goodwill and Other Intangible Assets.

Unaudited pro forma combined operating results of Transocean and GlobalSantaFe assuming the GSF Transactions were completed as of January 1, 2007 and 2006, respectively, are as follows (in millions, except per share data):

	2007	2006
Operating revenues	$ 11,066	$ 7,934
Operating income	6,532	2,762
Income from continuing operations	3,688	1,633
Earnings per share		
Basic	$ 17.23	$ 4.90
Diluted	$ 16.61	$ 4.75

The unaudited pro forma financial information includes adjustments for additional depreciation based on the fair market value of the drilling and other property and equipment acquired, amortization of intangibles arising from the Merger, increased interest expense for debt assumed in the Merger and related adjustments for income taxes. The unaudited pro forma financial information has not been adjusted for additional charges and expenses or for other potential cost savings and operational efficiencies that may be realized as a result of the GSF Transactions. The unaudited pro forma financial information is not necessarily indicative of the result of operations had the GSF Transactions been completed on the assumed dates or the results of operations for any future periods.

Note 4—Impairment Loss

In the fourth quarter 2008, we performed our annual impairment testing for intangible assets. We also identified interim indicators that resulted in testing our long-lived assets, goodwill and other intangible assets as of December 31, 2008. Based on the results of our tests, we determined that the goodwill associated with the contract drilling services reporting unit and the oil and gas properties reporting unit was not subject to impairment. We also concluded that the carrying values of our long-lived assets, excluding our assets held for sale, were not subject to impairment.

As a result of our impairment testing, we determined that the goodwill and other intangible assets associated with our drilling management services reporting unit were impaired. Accordingly, we recognized an impairment loss on full carrying amount of goodwill associated with this reporting unit in the amount of $176 million ($0.55 per share), which had no tax effect. We also impaired both the trade name and customer relationship intangible assets associated with this reporting unit and recorded impairments of $31 million ($20 million, or $0.06 per share, net of tax) and $16 million ($11 million, or $0.04 per share, net of tax), respectively.

We also performed impairment tests on our two rigs classified as assets held for sale, *GSF Arctic II* and *GSF Arctic IV*, having determined that they were subject to impairment indicators resulting from the credit crisis and rapid decline in commodity prices. Taking consideration of liquidity concerns in the financial markets, market uncertainties and our undertakings to the Office of Fair Trading in the U.K. (the "OFT"), we estimated the fair values of the rigs and recognized an impairment loss of $97 million ($0.30 per share), which had no tax effect. See Note 8—Asset Dispositions.

Note 5—Income Taxes

Transocean Ltd., a holding company and Swiss resident, is exempt from cantonal and communal income tax in Switzerland, but is subject to Swiss federal income tax. At the federal level, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries are exempt from Swiss federal income tax. Consequently, Transocean Ltd. expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Swiss federal income tax.

Our operations are conducted through our various subsidiaries in a number of countries throughout the world. We have provided for income taxes based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which we operate have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes.

The components of our provision (benefit) for income taxes are as follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Current provision	$ 735	$ 293	$ 245
Deferred provision (benefit)	8	(40)	(23)
Income tax provision	$ 743	$ 253	$ 222
Effective tax rate	15.0%	7.5%	13.8%

We are subject to changes in tax laws, treaties and regulations in and between the countries in which we operate. A material change in these tax laws, treaties or regulations could result in a higher or lower effective tax rate on our worldwide earnings.

We recognize deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities at the applicable tax rates in effect. The significant components of deferred tax assets and liabilities are as follows (in millions):

	December 31,	
	2008	2007
Deferred tax assets		
Drilling contract intangibles	$ 46	$ 303
Net operating loss carryforwards	75	102
Tax credit carryforwards	40	100
Accrued payroll expenses not currently deductible	62	85
Deferred income	53	50
Other	13	83
Valuation allowance	(23)	(29)
Total deferred tax assets	266	694
Deferred tax liabilities		
Depreciation and amortization	(795)	(1,155)
Drilling management services intangibles	(55)	(83)
Other	(19)	(18)
Total deferred tax liabilities	(869)	(1,256)
Net deferred tax liabilities	$ (603)	$ (562)

We have not provided for deferred taxes in circumstances where we do not expect the operations in a jurisdiction to give rise to future tax consequences, due to the structure of operations and applicable law. Should our expectations change regarding the expected future tax consequences, we may be required to record additional deferred taxes that could have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

The $41 million increase in our net deferred tax liability is composed primarily of $45 million related to adjustments to the net deferred tax liabilities assumed in connection with the Merger, which did not impact the statement of operations, and the deferred tax expense of $8 million. These increases were partly offset by $18 million of new tax benefits charged to equity accounts as a result of the tax effects of pension liability adjustments and deductions taken for employee option exercises.

We have not provided for deferred taxes on the unremitted earnings of certain subsidiaries that we consider to be permanently reinvested. Should we make a distribution of the unremitted earnings of these subsidiaries, we may be required to record additional taxes. Because we cannot predict when, if at all, we will make a distribution of these unremitted earnings, we are unable to make a determination of the amount of unrecognized deferred tax liability.

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. We provide a valuation allowance to offset deferred tax assets for net operating losses ("NOL") incurred during the year in certain jurisdictions and for other deferred tax assets where, in our opinion, it is more likely than not that the financial statement benefit of these losses will not be realized. We provide a valuation allowance for foreign tax credit carryforwards to reflect the possible expiration of these benefits prior to their utilization. As of December 31, 2008, the valuation allowance for non-current deferred tax assets decreased from $29 million to $23 million. The decrease resulted primarily from reassessments of valuation allowances against deferred tax assets acquired in connection with the Merger, which did not impact the statement of operations. During the year ended December 31, 2007, our valuation allowance for non-current deferred tax assets decreased by $30 million to $29 million. The decrease resulted primarily from a $58 million release of valuation allowance against our U.S. foreign tax credits partly offset by a $28 million valuation allowance against deferred tax assets acquired in connection with the Merger.

Our U.K. NOL carryforwards do not expire. The tax effect of the U.K. NOL carryforwards was $27 million at December 31, 2008 and $49 million at December 31, 2007. We have generated additional NOL carryforwards in various worldwide tax jurisdictions. Our U.S. foreign tax credit carryforwards of $34 million, net of valuation allowances of $5 million, will expire between 2009 and 2016. Our U.S. alternative minimum tax credits of $1 million do not expire.

In addition to our recognized tax attributes, we have an unrecognized U.S. capital loss carryforward. We have not recognized a deferred tax asset for the capital loss carryforward as it is not probable that we will realize the benefit of this tax attribute. Our operations do not normally generate capital gain income, which is the only type of income that may be offset by capital losses. Certain payments from TODCO under the tax sharing agreement also serve to increase or decrease the capital loss carryforward. During 2008, we received $18 million of these payments from TODCO. Should an opportunity to utilize the remaining capital loss arise, the total potential tax benefit at December 31, 2008 was $770 million.

Our income tax returns are subject to review and examination in the various jurisdictions in which we operate. We are currently contesting various tax assessments. We accrue for income tax contingencies that we believe are more likely than not exposures in accordance with the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"), as adopted on January 1, 2007.

During the twelve months ended December 31, 2008, our total unrecognized tax benefits related to uncertain tax positions increased by $97 million to $521 million, including interest and penalties and net of foreign exchange rate fluctuations. The balance of $521 million includes $149 million of interest and penalties. If recognized, $503 million of this amount would favorably impact our effective tax rate.

A reconciliation of the unrecognized tax benefits, excluding interest and penalties, for the years ended December 31, 2008 and 2007 follows (in millions):

	2008	2007
Balance at beginning of year	$ 299	$ 219
Unrecognized tax benefits assumed in connection with the Merger	–	42
Additions for current year tax positions	46	48
Additions for prior year tax positions	67	22
Reductions for prior year tax positions	(36)	(6)
Settlements	(3)	(26)
Reductions related to statute of limitation expirations	(1)	–
Balance at end of year	$ 372	$ 299

It is reasonably possible that our existing liabilities for unrecognized tax benefits may increase or decrease in the next twelve months primarily due to the progression of open audits or the expiration of statutes of limitation. However, we cannot reasonably estimate a range of potential changes in our existing liabilities for unrecognized tax benefits due to various uncertainties, such as the unresolved nature of various audits.

We accrue interest and penalties related to our liabilities for unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2008 and 2007, we increased the liability related to interest and penalties on our unrecognized tax benefits by $24 million and $41 million, respectively, which brought the interest and penalty component included in the December 31, 2008 liability for unrecognized tax benefits balance to $149 million. Included in the $41 million increase in interest and penalties during 2007 was a $10 million assumption of interest and penalty liabilities in connection with the Merger, which did not impact the statement of operations.

We, or one of our subsidiaries, file federal and local tax returns in several jurisdictions throughout the world. With few exceptions, we are no longer subject to examinations of our U.S. and non-U.S. tax matters for years prior to 1999. The amount of current tax benefit recognized during the years ended December 31, 2008 and December 31, 2007 from the settlement of disputes with tax authorities and the expiration of statute of limitations was insignificant.

With respect to our 2004 and 2005 U.S. federal income tax returns, U.S. taxing authorities previously proposed certain adjustments that, if sustained, would have resulted in a cash tax liability of approximately $413 million, exclusive of interest. The tax authorities have now withdrawn one of these proposed adjustments, which should significantly reduce the proposed assessment. The authorities continue to contend that one of our key subsidiaries maintains a permanent establishment in the U.S. and is, therefore, subject to U.S. taxation on certain earnings effectively connected to such U.S. business. Such tax treatment with respect to 2004, 2005 or subsequent years' activities would not result in a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. We believe our returns are materially correct as filed, and we will continue to vigorously defend against these proposed changes.

Norwegian civil tax and criminal authorities are investigating various transactions undertaken by our subsidiaries in 2001 and 2002. The authorities have issued a tax assessment of approximately $59 million, plus interest, related to a 2001 dividend payment. We plan to appeal this tax assessment. We may be required to provide some form of financial security, in an amount up to $122 million, for these assessed amounts as this dispute is appealed and addressed by the Norwegian courts. Furthermore, the authorities have also issued notifications of their intent to issue tax assessments of approximately $225 million, plus interest, related to certain restructuring transactions, approximately $6 million, plus interest, related to certain foreign exchange deductions, and approximately $144 million, plus interest, related to the migration of a subsidiary that was previously subject to tax in Norway. The authorities have indicated that they plan to seek penalties of 60 percent on all matters. We have and will continue to respond to all information requests from the Norwegian authorities. We plan to vigorously contest any assertions by the Norwegian authorities in connection with the various transactions being investigated.

During the year ended December 31, 2008, our long-term liability for unrecognized tax benefits related to the Norwegian tax issues described above decreased by $22 million to $146 million due to exchange rate fluctuations partially offset by the accrual of interest. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect the ultimate resolution of these matters to have a material adverse effect on our consolidated statement of financial position or results of operations, although it may have a material adverse effect on our consolidated cash flows.

Certain of our Brazilian income tax returns for the years 2000 through 2004 are currently under examination. The Brazilian tax authorities have issued tax assessments totaling $84 million, plus a 75 percent penalty and $63 million of interest through December 31, 2008. The U.S. dollar amount of the assessments decreased during 2008 due to foreign currency exchange rate fluctuations. We believe our returns are materially correct as filed, and we are vigorously contesting these assessments. We filed a protest letter with the Brazilian tax authorities on January 25, 2008, and we are currently engaged in the appeals process.

In 2004, we entered into a tax sharing agreement (the "TSA") with TODCO in connection with the TODCO IPO. The TSA governs the parties' respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. Under the TSA, most U.S. federal, state, local and foreign income taxes and income tax benefits (including income taxes and income tax benefits attributable to the TODCO business) that accrued on or before the closing of the TODCO IPO will be for our account. Accordingly, we are generally liable for any income taxes that accrued on or before the closing of the TODCO IPO, but TODCO generally must pay us for the amount of any income tax benefits created on or before the closing of the TODCO IPO ("pre-closing tax benefits") that it uses or absorbs on a return with respect to a period after the closing of the TODCO IPO. Under this agreement, we are entitled to receive from TODCO payment for most of the tax benefits TODCO generated prior to the TODCO IPO that they utilize subsequent to the TODCO IPO.

In July 2007, Hercules Offshore, Inc. ("Hercules") completed the acquisition of TODCO (the "TODCO Acquisition"). The TSA required Hercules to make an accelerated change of control payment due to a deemed utilization of TODCO's pre-IPO tax benefits to us. The amount of the accelerated payment owed to us was calculated by multiplying 80 percent by the remaining pre-IPO tax benefits as of July 11, 2007. In August 2007, we received a $118 million change of control payment from Hercules. We disputed the amount of the change of control payment owed by Hercules under the TSA and, in September 2008, we recognized as other income, net $4 million associated with the final change of control payment. In addition to the final change of control payment, in 2008 we also recognized $14 million of other payments which we had previously received in connection with the TODCO TSA. The TSA also requires Hercules to make additional payments to us based on a portion of the tax benefit from the exercise of certain options to acquire our shares by TODCO's current and former employees and directors, when and if those options are exercised. We estimate that the total amount of payments related to options that remain outstanding at December 31, 2008 would be approximately $5 million, assuming a price of $47.25 per share at the time of exercise of the options (the actual price of our ordinary shares at the close of trading on December 31, 2008). However, there can be no assurance as to the amount and timing of any payment which Transocean Holdings may receive. In addition, any future reduction of the pre-IPO tax benefits by the U.S. taxing authorities upon examination of the TODCO tax returns may require us to reimburse TODCO for some of the amounts previously paid.

In 2008, 2007 and 2006, respectively, we recognized $18 million ($0.06 per diluted share), $277 million ($1.24 per diluted share) and $51 million ($0.22 per diluted share) of other income in our consolidated statement of operations related to TODCO's utilization of tax benefits and stock option deductions as a result of the filing of TODCO's 2007 tax return.

Note 6—Earnings Per Share

The reconciliation of the numerator and denominator used for the computation of basic and diluted earnings per share is as follows (in millions, except per share data):

	Years ended December 31,		
	2008	2007	2006
Numerator for earnings per share:			
Net income for basic earnings per share	$ 4,202	$ 3,131	$ 1,385
Add back interest expense on the 1.5% convertible debentures	—	6	6
Net income for diluted earnings per share	$ 4,202	$ 3,137	$ 1,391
Denominator for earnings per share:			
Weighted-average shares outstanding for basic earnings per share	318	214	219
Effect of dilutive securities:			
Stock options and other share-based awards	2	3	4
Warrants to purchase shares	1	2	2
1.5% convertible debentures	—	3	3
Weighted-average shares and assumed dilution for diluted earnings per share	321	222	228
Earnings per share			
Basic	$ 13.20	$ 14.65	$ 6.32
Diluted	$ 13.09	$ 14.14	$ 6.10

Shares subject to issuance pursuant to the conversion features of the 1.625% Series A, 1.50% Series B and 1.50% Series C Convertible Senior Notes did not have an effect on the calculation for the years ended December 31, 2008 and 2007. Shares subject to issuance pursuant to the conversion features of the Zero Coupon Convertible Debentures and the Convertible Notes (see Note 11—Debt) are included in the calculation of adjusted weighted-average shares for the year ended December 31, 2007 and the Zero Coupon Convertible Debentures are included in the calculation of adjusted weighted-average shares for the year ended December 31, 2006; however, they did not have a material effect on the calculation for each year.

In connection with the Merger, we assumed all of GlobalSantaFe's outstanding employee stock options and stock appreciation rights. We accounted for the Reclassification as a reverse stock split and a dividend, which require restatement of historical weighted-average shares outstanding, historical earnings per share and other share-based calculations for prior periods. All references in our financial statements to number of shares and per share amounts have been retroactively restated to reflect the decreased number of shares issued and outstanding as a result of this accounting treatment unless otherwise noted.

Note 7—Drilling Fleet Expansion and Upgrades

Construction work in progress, recorded in property and equipment, was $4.5 billion and $3.1 billion at December 31, 2008 and 2007, respectively. The following table summarizes actual capital expenditures, including capitalized interest, for our major construction and conversion projects for the years ended December 31, 2008, 2007 and 2006 (in millions):

	2008	2007	2006	Total Costs
Discoverer India	$ 250	$ —	$ —	$ 250
Discoverer Luanda (a)	208	107	—	315
Discoverer Inspiration	205	120	118	443
Discoverer Americas	167	195	116	478
Deepwater Champion(b)	155	109	—	264
Development Driller III (b)	133	350	—	483
Sedco 700-series upgrades	124	250	146	520
Discoverer Clear Leader	107	195	214	516
Dhirubhai Deepwater KG1 (c)	105	279	—	384
Dhirubhai Deepwater KG2 (c)	91	179	—	270
Petrobras 10000 (d)	—	—	—	—
Capitalized Interest	114	76	16	206
Total	$ 1,659	$ 1,860	$ 610	$ 4,129

(a) The costs for *Discoverer Luanda* represent 100 percent of expenditures incurred since inception. However, Angco Cayman Limited shares 35 percent of these costs beginning on the date of its investment in ADDCL.

(b) These costs include our initial investments in *Development Driller III* and *Deepwater Champion* of $356 million and $109 million, respectively, representing the estimated fair values of the rigs at the time of the Merger.

(c) The costs for *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2* represent 100 percent of expenditures incurred prior to our investment in the joint venture ($277 million and $178 million, respectively) and 100 percent of expenditures incurred since our investment in the joint venture. However, Pacific Drilling shares 50 percent of these costs.

(d) In June 2008, we reached an agreement with subsidiaries of Petrobras and Mitsui to acquire *Petrobras 10000*, under a capital lease contract. The capital lease contract, which is expected to commence in the third quarter of 2009, has a 20-year term, after which we will have the right and obligation to acquire the drillship for one dollar. Total capital costs to be incurred by Petrobras and Mitsui for the construction of the drillship are estimated to be $750 million, including $65 million of capitalized interest. Upon delivery of the rig, we will record a liability for the capital lease obligation and a corresponding addition to property and equipment based on the fair value at that date. We are offering assistance and advisory services for the construction of *Petrobras 10000* and have agreed to provide operating management services once the drillship begins operations.

In April 2008, we were awarded a five-year drilling contract for a fifth enhanced Enterprise-class drillship, to be named *Discoverer India*, the term of which may be extended to seven or 10 years at the client's election up to one week after mobilization. The contract for this Ultra-Deepwater Floater is expected to commence during the fourth quarter of 2010, following completion of construction in South Korea, sea trials, mobilization and customer acceptance.

Note 8—Asset Dispositions

During 2008, we completed the sale of three of our Standard Jackups (*GSF High Island VIII*, *GSF Adriatic III* and *GSF High Island I*). We received cash proceeds of $320 million associated with the sales, which had no effect on earnings.

In July 2008, we entered into a definitive agreement to sell two Midwater Floaters (*GSF Arctic II* and *GSF Arctic IV*) in connection with our previously announced undertakings to the OFT. The acquisition of the rigs was contingent upon the buyers' ability to obtain lender consents. The buyers have reported that they have been unable to obtain the consent of their lenders on terms acceptable to them and have publicly announced their termination of the agreement to purchase the vessels. At December 31, 2008, both *GSF Arctic II* and *GSF Arctic IV* continue to be marketed for sale and are classified as assets held for sale in the amounts of $227 million and $237 million, respectively, on our consolidated balance sheet. See Note 4—Impairment Loss.

In May 2008, we entered into a definitive agreement to sell our Standard Jackup *Transocean Nordic* for cash proceeds of $169 million. In December 2008, the buyer failed to perform under the agreement and forfeited an escrow deposit in the amount of $17 million, which we recognized as a gain, recorded in other income, net on our consolidated statements of operations. As a result, we classified the rig as an asset held and used, recorded in property and equipment on our consolidated balance sheet.

During 2007, we sold a Deepwater Floater (*Peregrine I*), a tender rig (*Charley Graves*) and a swamp barge (*Searex VI*). We received net proceeds from these sales of $344 million and recognized gains on the sales of $264 million ($261 million, or $1.16 per diluted share, net of tax).

During 2006, we sold three of our Midwater Floaters (*Peregrine III, Transocean Explorer* and *Transocean Wildcat)*, three of our tender rigs (*W.D. Kent, Searex IX* and *Searex X*), a swamp barge (*Searex XII*) and a platform rig. We received net proceeds from these sales of $464 million and recognized gains on the sales of $411 million ($386 million, or $1.19 per diluted share, net of tax).

Note 9—Goodwill and Other Intangible Assets

Goodwill—Our goodwill balance and changes in the carrying amount of goodwill are as follows (in millions):

	Balance at January 1, 2008	Net adjustments		Balance at December 31, 2008
Contract drilling services	$ 8,020	$ 106	(a)	$ 8,126
Drilling management services	176	(176)	(b)	—
Oil and gas properties	23	(21)	(c)	2
Total	$ 8,219	$ (91)		$ 8,128

(a) Adjustments include $144 million of additional goodwill recorded in connection with the completion of our allocation of the purchase price to the fair value of assets acquired and liabilities assumed in the Merger (see Note 3—Business Combination), partially offset by immaterial adjustments.

(b) Adjustment represents the impairment to goodwill. See Note 4—Impairment Loss.

(c) Adjustment includes a $21 million reduction in goodwill in connection with the completion of our allocation of the purchase price, primarily associated with deferred tax adjustments.

Other intangible assets—In connection with the Merger, we acquired drilling contracts for future contract drilling services of GlobalSantaFe, the terms of some of which extend through 2016. These contracts include fixed dayrates that were above or below dayrates for similar contracts available in the market as of the date of the Merger. After determining the fair values of these drilling contracts as of the date of the Merger, we recorded the respective market adjustments on our consolidated balance sheet as intangible assets and liabilities that we amortize into contract intangible revenues using the straight-line method over the respective contract periods. During the years ended December 31, 2008 and 2007, we recognized $690 million and $88 million, respectively, in contract intangible revenues.

Additionally, we identified other intangible assets associated with customer relationships, contract backlog and the trade name of our drilling management services business.

We consider the ADTI trade name to be an indefinite-lived intangible asset, which will not be amortized and will be subject to an annual impairment test. The carrying value of the trade name is comprised of the following (in millions):

	Balance at January 1, 2008	Impairments	Balance at December 31, 2008
Trade name	$ 76	$ (31)	$ 45

In the fourth quarter of 2008, we recorded an impairment of the trade name intangible asset. See Note 4—Impairment Loss.

The carrying value of definite-lived intangible assets and intangible liabilities are comprised of the following (in millions):

	December 31, 2008			December 31, 2007		
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Drilling contract intangible assets	$ 191	$ (123)	$ 68	$ 191	$ (12)	$ 179
ADTI customer relationships	132(a)	(11)	121 (a)	148	(3)	145
ADTI contract backlog	16	(16)	—	16	(5)	11
Total intangible assets	$ 339	$ (150)	$ 189	$ 355	$ (20)	$ 335
Drilling contract intangible liabilities	$ 1,494	$ (901)	$ 593	$ 1,494	$ (100)	$ 1,394

(a) Includes an impairment charge of $16 million. See Note 4—Impairment Loss.

We recognize contract intangible revenues over nine years and amortize the balances using the straight-line method over the respective contract periods. The customer relationships and contract backlog have definite lifespans over which we amortize using the straight-line method. The customer relationships will be amortized over their useful lives of 15 years. The contract backlog was amortized over its useful life of three months and was fully amortized during the three months ended March 31, 2008. The estimated net future amortization expense (income) related to intangible assets and liabilities as of December 31, 2008 is as follows (in millions):

Years ending December 31,	Drilling Contract Intangibles	ADTI Customer Relationships	Amortization expense (income), net
2009	$ (281)	$ 9	$ (272)
2010	(98)	9	(89)
2011	(45)	9	(36)
2012	(42)	9	(33)
2013	(25)	9	(16)
Thereafter	(34)	76	42
Total intangible assets and liabilities, net	$ (525)	$ 121	$ (404)

Note 10—Other Current Liabilities

Other current liabilities are comprised of the following (in millions):

	December 31,	
	2008	2007
Accrued payroll and employee benefits	$ 363	$ 447
Deferred revenue	112	116
Accrued taxes, other than income	112	100
Accrued interest	100	62
Stock warrant consideration payable	31	48
Unearned income	18	12
Other	70	41
Total other current liabilities	$ 806	$ 826

Note 11—Debt

Debt, net of unamortized discounts, premiums and fair value adjustments, is as follows (in millions):

	December 31, 2008	December 31, 2007
Commercial paper program (a)	$ 663	$ —
Floating Rate Notes due September 2008 (a)	—	1,000
Bridge Loan Facility due November 2008 (a)	—	3,670
Former 364-Day Revolving Credit Facility due December 2008 (a)	—	1,500
Term Loan due March 2010	2,000	—
6.625% Notes due April 2011	174	177
5% Notes due February 2013	248	246
5.25% Senior Notes due March 2013	499	499
TPDI Credit Facilities due June 2015	288	—
ADDCL Secondary Loan Facility due December 2015	25	—
TPDI Notes due October 2017	111	238
ADDCL Primary Loan Facility due December 2017	255	—
6.00% Senior Notes due March 2018	997	997
7.375% Senior Notes due April 2018	247	247
Capital lease obligation due July 2026 (b)	16	17
8% Debentures due April 2027	57	57
7.45% Notes due April 2027	96	95
7% Senior Notes due June 2028	313	314
7.5% Notes due April 2031	598	598
1.625% Series A Convertible Senior Notes due December 2037	2,200	2,200
1.50% Series B Convertible Senior Notes due December 2037	2,200	2,200
1.50% Series C Convertible Senior Notes due December 2037	2,200	2,200
6.80% Senior Notes due March 2038	999	999
ODL Loan Facility	—	3
Total debt	14,186	17,257
Less debt due within one year (a)(b)	664	6,172
Total long-term debt	$ 13,522	$ 11,085

(a) The commercial paper program is classified as debt due within one year. The Floating Rate Notes, Bridge Loan Facility and Former 364-Day Revolving Credit Facility were classified as debt due within one year at December 31, 2007.

(b) The capital lease obligation had less than $1 million and $2 million classified as debt due within one year at December 31, 2008 and December 31, 2007, respectively.

The scheduled maturities of our debt assumes the bondholders exercise their options to require Transocean-Cayman to repurchase the 1.625% Series A, 1.50% Series B and 1.50% Series C Convertible Senior Notes in December 2010, 2011 and 2012, respectively. These maturities exclude maturities associated with our future indebtedness in connection with *Petrobras 10000*, which will be held under a capital lease upon completion. The scheduled maturities are as follows (in millions):

Years ending December 31,	
2009	$ 664
2010	4,200
2011	2,431
2012	2,227
2013	779
Thereafter	3,876
Total debt, excluding unamortized discounts, premiums, and fair value adjustments	14,177
Total unamortized discounts, premiums and fair value adjustments	9
Total debt	$ 14,186

Parent company guarantee of subsidiary debt—Transocean-Cayman, a wholly-owned subsidiary and the principal asset of Transocean Ltd., is the issuer of certain debt securities that have been guaranteed by Transocean Ltd., as described below. Transocean Ltd. has no independent assets or operations, its guarantee of Transocean-Cayman's debt securities is full and unconditional and its only other subsidiaries are minor. There are no significant restrictions on Transocean Ltd.'s ability to obtain funds from its consolidated subsidiaries or entities accounted for under the equity method by dividends, loans or return of capital distributions.

Commercial paper program—In December 2007, Transocean-Cayman entered into a commercial paper program (the "Program") on a private placement basis under which Transocean-Cayman may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $1.5 billion. The 364-Day Revolving Credit Facility and the Five-Year Revolving Credit Facility provide liquidity for the Program. Under the Program, Transocean-Cayman may issue commercial paper from time to time, and amounts available under the Program may be reborrowed. The proceeds from the commercial paper issuance may be used for general corporate purposes. In December 2008, we and Transocean-Cayman entered into amendments to the Program to provide for the guarantee by us of Transocean-Cayman's obligations under the Program after the completion of the Redomestication Transaction. At December 31, 2008, $663 million in commercial paper was outstanding at a weighted-average interest rate of 5.79 percent.

Floating Rate Notes—In September 2006, Transocean-Cayman issued $1.0 billion aggregate principal amount of floating rate notes, due September 2008 ("Floating Rate Notes"). The per annum interest rate on the Floating Rate Notes was equal to the three-month London Interbank Offered Rate ("LIBOR"), reset on each payment date, plus 0.20 percent. In September 2008, Transocean-Cayman repaid the Floating Rate Notes at maturity.

Bridge Loan Facility—In September 2007, Transocean-Cayman entered into a $15.0 billion, one-year senior unsecured bridge loan facility ("Bridge Loan Facility"). In connection with the GSF Transactions, Transocean-Cayman borrowed $15.0 billion under the Bridge Loan Facility at LIBOR plus the applicable margin, which was based upon Transocean-Cayman's non-credit enhanced senior unsecured long-term debt rating ("Debt Rating"). In June 2008, Transocean-Cayman repaid the then outstanding balance and terminated this facility.

364-Day Revolving Credit Facility—In November 2008, Transocean-Cayman entered into a new credit agreement for a 364-day, $1.08 billion revolving credit facility (the "364-Day Revolving Credit Facility") to replace its expiring $1.5 billion revolving credit agreement entered into in December 2007 (the "Former 364-Day Revolving Credit Facility"), and terminated the expiring agreement. Upon completion of the Redomestication Transaction, we guaranteed Transocean-Cayman's obligations under the 364-Day Revolving Credit Facility.

Under the 364-Day Revolving Credit Facility, Transocean-Cayman may borrow at either (1) the adjusted LIBOR plus a margin determined by reference to the mid-point credit default swap spread for its senior unsecured debt with a maturity of one year, subject to a ceiling varying from 1.75 percent to 3.75 percent per annum and a floor of 0.75 percent to 1.75 percent per annum, in each case depending on Transocean-Cayman's Debt Rating (such margin, the "364-Day Revolving Credit Facility Margin"), or (2) a base rate, determined as the greatest of (A) a prime rate, (B) the federal funds effective rate plus 1/2 of one percent and (C) the adjusted LIBOR for a one-month interest period plus one percent per annum (the "Base Rate"), plus the 364-Day Revolving Credit Facility Margin, less one percent per annum. At December 31, 2008, no amounts were outstanding under the 364-Day Revolving Credit Facility.

The 364-Day Revolving Credit Facility includes limitations on creating liens, incurring subsidiary debt, transactions with affiliates, sale/leaseback transactions, mergers and the sale of substantially all assets. The 364-Day Revolving Credit Facility also includes covenants imposing a maximum leverage ratio, which may not exceed 3.0 to 1.0. Borrowings under the 364-Day Revolving Credit Facility are subject to acceleration upon the occurrence of events of default. The 364-Day Revolving Credit Facility may be prepaid in whole or in part without premium or penalty.

Term Loan—In March 2008, Transocean-Cayman entered into a term credit facility under the Term Credit Agreement dated March 13, 2008 (the "Term Loan") and borrowed $1.925 billion under the facility. In April 2008, Transocean-Cayman borrowed an additional $75 million, increasing the borrowings under this facility to $2.0 billion, the maximum allowed under the Term Loan. In November 2008, in connection with the Redomestication, Transocean-Cayman amended the Term Loan. Upon completion of the Redomestication Transaction, we guaranteed Transocean-Cayman's obligations under the Term Loan.

Transocean-Cayman may borrow under the Term Loan at either (1) the adjusted LIBOR plus a margin (the "Term Loan Margin") based on Transocean-Cayman's Debt Rating (based on its current Debt Rating, a margin of 1.25 percent), or (2) the Base Rate plus the Term Loan Margin, less one percent per annum. At December 31, 2008, Transocean-Cayman had $2.0 billion outstanding under the Term Loan at a weighted-average interest rate of 5.0 percent.

The Term Loan includes limitations on creating liens, incurring subsidiary debt, transactions with affiliates, sale/leaseback transactions, mergers and the sale of substantially all assets. The Term Loan also includes covenants imposing a maximum leverage ratio, which may not exceed 3.0 to 1.0. Additionally, the Term Loan includes a covenant imposing a maximum debt to capitalization ratio of 0.6 to 1.0. Borrowings under the Term Loan are subject to acceleration upon the occurrence of events of default. The Term Loan may be prepaid in whole or in part without premium or penalty.

6.625% Notes and 7.5% Notes—In April 2001, Transocean-Cayman issued $700 million aggregate principal amount of 6.625% Notes due April 2011 and $600 million aggregate principal amount of 7.5% Notes due April 2031. Upon completion of the Redomestication Transaction, we guaranteed Transocean-Cayman's obligations under the notes. The indenture pursuant to which the notes were issued contains restrictions on creating liens, engaging in sale/leaseback transactions and engaging in merger, consolidation or reorganization transactions. At December 31, 2008, $166 million and $600 million principal amount of the 6.625% Notes and 7.5% Notes, respectively, were outstanding.

Five-Year Revolving Credit Facility—In November 2007, Transocean-Cayman entered into a $2.0 billion, five-year revolving credit facility under the Five-Year Revolving Credit Facility Agreement dated November 27, 2007 ("Five-Year Revolving Credit Facility"). In November 2008, in connection with the Redomestication Transaction, Transocean-Cayman amended the Five-Year Revolving Credit Facility. Upon completion of the Redomestication Transaction, we guaranteed Transocean-Cayman's obligations under the Five-Year Revolving Credit Facility.

Transocean-Cayman may borrow under the Five-Year Revolving Credit Facility at either (1) the adjusted LIBOR plus a margin (the "Five-Year Revolving Credit Facility Margin") based on Transocean-Cayman's Debt Rating (based on its current Debt Rating, a margin of 1.1 percent) or (2) the Base Rate plus the Five-Year Revolving Credit Facility Margin, less one percent per annum. Additionally, a facility fee is incurred on the daily amount of the underlying commitment, whether used or unused, throughout the term of the Five-Year Revolving Credit Facility. The amount of such facility fee depends on Transocean-Cayman's Debt Rating (based on its current Debt Rating, a facility fee of 0.15 percent) and varies from 0.10 percent to 0.30 percent. At December 31, 2008, Transocean-Cayman had no amounts outstanding under the Five-Year Revolving Credit Facility.

The Five-Year Revolving Credit Facility includes limitations on creating liens, incurring subsidiary debt, transactions with affiliates, sale/leaseback transactions, mergers and the sale of substantially all assets. The Five-Year Revolving Credit Facility also includes covenants imposing a maximum leverage ratio, which may not exceed 3.0 to 1.0. Additionally, the Five-Year Revolving Credit Facility includes a covenant imposing a maximum debt to capitalization ratio of 0.6 to 1.0. Borrowings under the Five-Year Revolving Credit Facility are subject to acceleration upon the occurrence of events of default. The Five-Year Revolving Credit Facility may be prepaid in whole or in part without premium or penalty.

5% Notes and 7% Notes—In November 2007, Transocean Worldwide Inc. executed a supplemental indenture to assume the obligations related to the 5% Notes due 2013 (the "5% Notes") issued by GlobalSantaFe under the indenture dated as of February 1, 2003. Additionally, as a result of the Merger, we acquired Global Marine Inc., formerly a subsidiary of GlobalSantaFe and now our subsidiary, which is the obligor on the 7% Notes due 2028 (the "7% Notes"), which were issued under the indenture dated as of September 1, 1997. The 5% Notes are the obligation of Transocean Worldwide Inc. and the 7% Notes are the obligation of Global Marine Inc., and we have not guaranteed either obligation. The respective obligor may redeem the 5% Notes and the 7% Notes in whole or in part at a price equal to 100 percent of the principal amount plus accrued and unpaid interest, if any, and a make-whole premium. The indentures related to the 5% Notes and the 7% Notes contain limitations on creating liens and sale/leaseback transactions. At December 31, 2008, $250 million and $300 million aggregate principal amount of the 5% Notes and the 7% Notes, respectively, remained outstanding.

5.25%, 6.00% and 6.80% Senior Notes—In December 2007, Transocean-Cayman issued $0.5 billion aggregate principal amount of 5.25% Senior Notes due March 2013 (the "5.25% Senior Notes"), $1.0 billion aggregate principal amount of 6.00% Senior Notes due March 2018 (the "6.00% Senior Notes") and $1.0 billion aggregate principal amount of 6.80% Senior Notes due March 2038 (the "6.80% Senior Notes," and together with the 5.25% Senior Notes and the 6.00% Senior Notes, the "Senior Notes"). Transocean-Cayman is required to pay interest on the Senior Notes on March 15 and September 15 of each year, beginning March 15, 2008. Transocean-Cayman may redeem some or all of the notes at any time, at a redemption price equal to 100 percent of the principal amount plus accrued and unpaid interest, if any, and a make-whole premium. Upon completion of the Redomestication Transaction, we guaranteed Transocean-Cayman's obligations under the notes. The indenture pursuant to which the notes were issued contains restrictions on creating liens, engaging in sale/leaseback transactions and engaging in merger, consolidation or reorganization transactions. At December 31, 2008, $500 million, $1.0 billion and $1.0 billion principal amount of the 5.25%, 6.00% and 6.80% Senior Notes, respectively, were outstanding.

TPDI Credit Facilities—In October 2008, TPDI entered into a credit agreement for a $1.265 billion secured credit facility (the "TPDI Term Loan Facility"), comprised of a $1.0 billion senior tranche, a $190 million junior tranche and a $75 million revolving credit facility (the "TPDI Revolving Credit Facility", and together with the TPDI Term Loan Facility, the "TPDI Credit Facilities"). The TPDI Credit Facilities will finance the construction of *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*. One of our subsidiaries participates in the senior and junior tranches with a 50 percent commitment totaling $595 million in the aggregate. The TPDI Credit Facilities will bear interest at LIBOR plus the applicable margin of 1.60 percent until acceptance of *Dhirubhai Deepwater KG2*. Subsequently, the TPDI Credit Facilities will bear interest at a rate of 1.45 percent for the senior tranche and the revolving credit facility and 2.25 percent for the junior tranche. The senior tranche requires quarterly payments with a final payment on the earlier of (1) June 2015 and (2) the fifth anniversary of the acceptance date of the second rig. The junior tranche is due in full on the earlier of (1) June 2015 and (2) the fifth anniversary of the acceptance date of the second rig. The TPDI Credit Facilities have covenants that require TPDI to maintain minimum liquidity requirements, a minimum debt service ratio and a maximum leverage ratio. The TPDI Credit Facilities may be prepaid in whole or in part without premium or penalty. At December 31, 2008, $576 million was outstanding, of which $288 million was due to one of our subsidiaries and was eliminated in consolidation. The weighted-average interest rate on December 31, 2008 was 2.1 percent.

ADDCL Secondary Loan Facility—In September 2008, ADDCL completed final documentation for a secondary loan agreement for a $90 million credit facility (the "ADDCL Secondary Loan Facility"), for which one of our subsidiaries provides 65 percent of the total commitment and an external lender provides the remaining 35 percent. The facility bears interest at LIBOR plus the applicable margin, ranging from 3.125 percent to 5.125 percent, depending on certain milestones, as defined by the loan agreement. The facility is payable in full the earlier of 90 days after the fifth anniversary of the first well commencement or December 2015 and may be prepaid in whole or in part without premium or penalty. At December 31, 2008, the weighted-average interest rate was 4.7 percent on the $71 million outstanding balance, of which $46 million was provided by one of our subsidiaries and has been eliminated in consolidation.

TPDI Notes—In October 2008, using borrowings under the TPDI Credit Facilities, TPDI prepaid $440 million of outstanding promissory notes, $220 million of which was due to one of our subsidiaries. As of December 31, 2008, $222 million in promissory notes remained outstanding, $111 million of which was due to one of our subsidiaries and has been eliminated in consolidation. The debt bears interest at LIBOR plus an applicable spread, and the weighted-average interest rate was 5.3 percent at December 31, 2008.

ADDCL Primary Loan Facility—In September 2008, ADDCL completed final documentation for a senior credit agreement that provides a credit facility comprised of Tranche A, Tranche B and Tranche C for $215 million, $270 million and $399 million, respectively (collectively, the "ADDCL Primary Loan Facility"). Tranche A and Tranche B are provided by external lenders. One of our subsidiaries is the lender for Tranche C and has agreed to provide financial security for borrowings under Tranche A and Tranche B until customer acceptance of *Discoverer Luanda,* the newbuild for which the facility was established. Tranche A requires quarterly payments beginning on the rig's first well commencement date, currently scheduled for third quarter 2010, and matures in December 2017. Tranche B matures upon customer acceptance of *Discoverer Luanda*, and is expected to be repaid with borrowings under Tranche C. Tranche C is subordinate to Tranche A and Tranche B and due after Tranche A is fully repaid or, if earlier, by February 2015. When Tranche C is funded, it will be eliminated in consolidation. The ADDCL Primary Loan Facility will be secured by the rig upon completion of its construction and may be prepaid in whole or in part without premium or penalty. ADDCL is required to maintain certain cash balances, as defined in the loan agreement, to service the debt. The ADDCL Primary Loan Facility also limits the ability of ADDCL to incur additional indebtedness, make distributions and other payments and acquire assets.

Borrowings under Tranche A and Tranche B bear interest at LIBOR plus the applicable margin of 0.425 percent until the first well commencement date, following which the loans outstanding under Tranche A will bear interest at LIBOR plus the applicable margin of 0.725 percent. ADDCL is required to enter into fixed-for-floating interest rate swaps with one of our subsidiaries for the loans outstanding under Tranche A. Borrowings under Tranche C will bear interest at a fixed rate to be determined by a fixed-to-floating interest rate swap plus an applicable margin of 2 percent. At December 31, 2008, the borrowings under Tranche A and Tranche B were $115 million and $140 million, respectively, at a weighted-average interest rate of 3.8 percent. At December 31, 2008, there were no borrowings outstanding under Tranche C.

Capital lease obligation—The *GSF Explorer* is held under a capital lease through 2026. See Note 17—Commitments and Contingencies.

7.45% Notes and 8% Debentures—In April 1997, a predecessor of Transocean-Cayman issued $100 million aggregate principal amount of 7.45% Notes due April 2027 (the "7.45% Notes") and $200 million aggregate principal amount of 8% Debentures due April 2027 (the "8% Debentures"). The 7.45% Notes and the 8% Debentures are redeemable at any time at Transocean-Cayman's option subject to a make-whole premium. Upon completion of the Redomestication Transaction, we guaranteed Transocean-Cayman's obligations under the 7.45% Notes and the 8% Debentures. The indenture pursuant to which the 7.45% Notes and the 8% Debentures were issued contains restrictions on creating liens, engaging in sale/leaseback transactions and engaging in merger, consolidation or reorganization transactions. At December 31, 2008, $100 million and $57 million principal amount of the 7.45% Notes and the 8% Debentures, respectively, were outstanding.

1.625% Series A, 1.50% Series B and 1.50% Series C Convertible Senior Notes—In December 2007, Transocean-Cayman issued $2.2 billion aggregate principal amount of 1.625% Series A Convertible Senior Notes due December 2037 (the "Series A Notes"), $2.2 billion aggregate principal amount of 1.50% Series B Convertible Senior Notes due December 2037 (the "Series B Notes") and $2.2 billion aggregate principal amount of 1.50% Series C Convertible Senior Notes due December 2037 (the "Series C Notes," and together with the Series A and Series B Notes, the "Convertible Notes"). Transocean-Cayman is required to pay interest on the Convertible Notes on June 15 and December 15 of each year, beginning June 15, 2008. Upon completion of the Redomestication Transaction, we guaranteed Transocean-Cayman's obligations under the notes and assumed the obligation to deliver shares, if any, upon conversion of the Convertible Notes. The Convertible Notes may be converted under the circumstances specified below at a rate of 5.9310 shares per $1,000 note. The initial conversion rate is subject to adjustments upon the occurrence of certain corporate events but not for accrued interest. Upon conversion, we will deliver, in lieu of shares, cash up to the aggregate principal amount of notes to be converted and shares in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. In addition, if certain fundamental changes occur on or before December 20, 2010, with respect to Series A Notes, December 20, 2011, with respect to Series B Notes or December 20, 2012, with respect to Series C Notes, we will in some cases increase the conversion rate for a holder electing to convert notes in connection with such fundamental change. Transocean-Cayman may redeem some or all of the notes at any time after December 20, 2010, in the case of the Series A Notes, December 20, 2011, in the case of the Series B Notes and December 20, 2012, in the case of the Series C Notes, in each case at a redemption price equal to 100 percent of the principal amount plus accrued and unpaid interest, if any. Holders of the Series A Notes and Series B Notes have the right to require Transocean-Cayman to repurchase their notes on December 15, 2010 and December 15, 2011, respectively. In addition, holders of any series of notes will have the right to require Transocean-Cayman to repurchase their notes on December 14, 2012, December 15, 2017, December 15, 2022, December 15, 2027 and December 15, 2032, and upon the occurrence of a fundamental change, at a repurchase price in cash equal to 100 percent of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any. At December 31, 2008, $2.2 billion principal amount of each of the Series A Notes, Series B Notes and Series C Notes were outstanding.

Holders may convert their notes only under the following circumstances: (1) during any calendar quarter after March 31, 2008 if the last reported sale price of our shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 130 percent of the conversion price, (2) during the five business days after the average trading price per $1,000 principal amount of the notes is equal to or less than 98 percent of the average conversion value of such notes during the preceding five trading-day period as described herein, (3) during specified periods if specified distributions to holders of our shares are made or specified corporate transactions occur, (4) prior to the close of business on the business day preceding the redemption date if the notes are called for redemption or (5) on or after September 15, 2037 and prior to the close of business on the business day prior to the stated maturity of the notes. The Redomestication triggered the right of holders to convert the Convertible Notes at any time beginning on December 3, 2008, which is the date 15 days prior to the effective time of the Redomestication (the "Effective Time") of December 18, 2008, and ending on February 3, 2009, which is the 30th scheduled trading day following the Effective Time. As of December 31, 2008, we received conversion notices with respect to approximately $384,000 principal amount of Convertible Notes and will be required to pay $114,000 in aggregate to the holders upon settlement. Except for the principal amount of the Convertible Notes for which we received conversion notices, the outstanding principal amount of the Convertible Notes, in the aggregate amount of $6.6 billion was classified in long-term debt as of December 31, 2008.

Debt redemptions, refinancing and repayments—In August 2007, Transocean-Cayman terminated its existing two-year Term Credit Facility. Prior to the termination, Transocean-Cayman repaid the then outstanding balance of $470 million. We recognized a loss on the termination of this debt of $1 million, which had no tax effect.

In November 2007, Transocean-Cayman terminated its $1.0 billion Former Revolving Credit Facility. We recognized a loss on the termination of this debt of $1 million, which had no tax effect.

In December 2007, Transocean-Cayman refinanced a total of $10.5 billion of borrowings under the Bridge Loan Facility using proceeds from borrowings under the Former 364-Day Revolving Credit Facility, the Senior Notes and the Convertible Notes. We recognized a loss on the retirement of this debt of $6 million ($0.03 per diluted share), which had no tax effect. In addition, Transocean-Cayman repaid $820 million of borrowings under the Bridge Loan Facility using internally generated cash flow.

In October 2007, Transocean-Cayman called its Zero Coupon Convertible Debentures due May 15, 2020. Between the notification and the trading day prior to the redemption date, holders retained the right to convert the debentures into Transocean-Cayman ordinary shares at a rate of 8.1566 ordinary shares per $1,000 debenture. During this period, Transocean-Cayman issued 148,244 ordinary shares upon conversion of $18 million aggregate principal amount of debentures. In November 2007, Transocean-Cayman redeemed the remaining debentures at an approximate cost of $18,000, plus accrued and unpaid interest.

In October 2007, Transocean-Cayman also called its 1.5% Convertible Debentures due May 15, 2021. Between the notification date and the fourth trading day prior to the redemption date, holders retained the right to convert the debentures into Transocean-Cayman's ordinary shares at a rate of 13.8627 ordinary shares per $1,000 debenture. During this period, Transocean-Cayman issued 5,499,613 ordinary shares upon conversion of $397 million aggregate principal amount of debentures. In November 2007, Transocean-Cayman redeemed the remaining debentures at an approximate cost of $3 million, plus accrued and unpaid interest.

Holders of Transocean-Cayman's 1.5% Convertible Debentures due May 15, 2021 had the option to require Transocean-Cayman to repurchase their debentures in May 2006; however, no holders exercised such right. In May 2006, holders of $101,000 aggregate principal amount converted their debentures into Transocean-Cayman's ordinary shares at a conversion rate of 13.8627 ordinary shares per $1,000 debenture, resulting in the issuance of 1,399 ordinary shares.

Note 12—Interest Rate Swaps

In June 2001 and February 2002, we entered into interest rate swaps with various banks related to certain notes in the aggregate notional amount of $1.6 billion. In January 2003, we terminated all our outstanding interest rate swaps, which were designated as fair value hedges, and recorded $174 million as a fair value adjustment to the underlying long-term debt in our consolidated balance sheet. We amortize this amount as a reduction to interest expense over the remaining life of the underlying debt. During the years ended December 31, 2008, 2007 and 2006 such reduction amounted to $3 million ($0.01 per diluted share) for each year. At December 31, 2008, 2007 and 2006, the remaining balance to be amortized was $8 million, $12 million and $15 million respectively, which was entirely related to the 6.625% Notes due April 2011.

At December 31, 2008, 2007 and 2006, we had no outstanding interest rate swaps. See Note 26—Subsequent Events.

Note 13—Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents—The carrying amounts approximate fair value because of the short maturity of those instruments.

Accounts receivable-trade—The carrying amount, net of valuation allowance approximates fair value because of the short maturity of those instruments.

Short-term investments—The carrying amount represents the estimated fair value, measured pursuant to SFAS 157 using quoted prices for identical instruments in active markets and quoted prices for identical or similar instruments in markets that are not active.

Debt—The carrying value and estimated fair value are comprised of the following (in millions):

	December 31, 2008		December 31, 2007	
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, including current maturities	$ 14,186	$ 12,838	$ 17,257	$ 17,935

The fair value of our fixed rate debt is calculated based on market prices. The carrying value of variable rate debt approximates fair value due to the amendments to our credit facilities in November 2008, including increased credit facility fees. The fair value of the TPDI Notes and the ODL Loan Facility with an aggregate carrying value of $111 million and $241 million at December 31, 2008 and 2007, respectively, is included in the fair values stated above since there is no available market price for such related party debts (see Note 24—Related Party Transactions).

Note 14—Financial Instruments and Risk Concentration

Foreign exchange risk—Our international operations expose us to foreign exchange risk. This risk is primarily associated with compensation costs denominated in currencies other than the U.S. dollar, which is our functional currency, and with purchases from foreign suppliers. We use a variety of techniques to minimize the exposure to foreign exchange risk, including customer contract payment terms and the possible use of foreign exchange derivative instruments.

Our primary foreign exchange risk management strategy involves structuring customer contracts to provide for payment in both U.S. dollars and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual foreign exchange needs may vary from those anticipated in the customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies typically have not had a material impact on overall results. In situations where payments of local currency do not equal local currency requirements, foreign exchange derivative instruments, specifically foreign exchange forward contracts, or spot purchases, may be used to mitigate foreign currency risk. A foreign exchange forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange.

We do not enter into derivative transactions for speculative purposes. Gains and losses on foreign exchange derivative instruments, which qualify as accounting hedges, are deferred as other comprehensive income and recognized when the underlying foreign exchange exposure is realized. Gains and losses on foreign exchange derivative instruments, which do not qualify as hedges for accounting purposes, are recognized currently based on the change in market value of the derivative instruments. At December 31, 2008 and 2007, we had no outstanding foreign exchange derivative instruments.

Interest rate risk—Our use of debt directly exposes us to interest rate risk. Floating rate debt, where the interest rate can be changed every year or less over the life of the instrument, exposes us to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument and the instrument's maturity is greater than one year, exposes us to changes in market interest rates should we refinance maturing debt with new debt.

In addition, we are exposed to interest rate risk in our cash investments, as the interest rates on these investments change with market interest rates.

From time to time, we may use interest rate swap agreements to manage the effect of interest rate changes on future income. These derivatives are used as hedges and are not used for speculative or trading purposes. Interest rate swaps are designated as a hedge of underlying future interest payments. These agreements involve the exchange of amounts based on variable interest rates and amounts based on a fixed interest rate over the life of the agreement without an exchange of the notional amount upon which the payments are based. The interest rate differential to be received or paid on the swaps is recognized over the lives of the swaps as an adjustment to interest expense. Gains and losses on terminations of interest rate swap agreements are deferred and recognized as an adjustment to interest expense over the remaining life of the underlying debt. In the event of the early retirement of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income.

We had no interest rate swap transactions outstanding as of December 31, 2008 and 2007. See Note 26—Subsequent Events.

Credit risk—Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents, short-term investments and trade receivables. It is our practice to place our cash and cash equivalents in time deposits at commercial banks with high credit ratings or mutual funds, which invest exclusively in high quality money market instruments. We limit the amount of exposure to any one institution and do not believe we are exposed to any significant credit risk.

We derive the majority of our revenue from services to international oil companies, government-owned and government-controlled oil companies. Receivables are dispersed in various countries. See Note 23—Segments, Geographical Analysis and Major Customers. We maintain an allowance for doubtful accounts receivable based upon expected collectibility and establish reserves for doubtful accounts on a case-by-case basis when we believe the required payment of specific amounts owed to us is unlikely to occur. Although we have encountered isolated credit problems with independent oil companies, we are not aware of any significant credit risks relating to our customer base and do not generally require collateral or other security to support customer receivables.

Labor agreements—We require highly skilled personnel to operate our drilling units. As a result, we conduct extensive personnel recruiting, training and safety programs. At December 31, 2008, we had approximately 21,600 employees and we also utilized approximately 4,700 persons through contract labor providers. Some of our employees, most of whom work in Nigeria, the U.K., Egypt and Norway, are represented by collective bargaining agreements. In addition, some of our contracted labor work under collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to ongoing salary negotiation in 2009. These negotiations could result in higher personnel expenses, other increased costs or increased operation restrictions. Additionally, the unions in the U.K. have sought an interpretation of the application of the Working Time Regulations to the offshore sector. The Employment Appeal Tribunal (the "Tribunal") has issued its decision in favor of the unions and held, in part, that offshore workers are entitled to another 14 days of annual leave. We have appealed in the first instance to the Tribunal. Oral arguments on the appeal have been held but no decision has been issued. The application of the Working Time Regulations to the offshore sector could result in higher labor costs in future periods and could undermine our ability to obtain a sufficient number of skilled workers in the U.K.

Note 15—Other Long-Term Liabilities

Other long-term liabilities are comprised of the following (in millions):

	December 31, 2008	December 31, 2007
Drilling contract intangibles	$ 593	$ 1,394
Accrued pension liabilities	488	133
Long-term income taxes payable	460	410
Accrued retiree life insurance and medical benefits	60	52
Deferred revenue	54	39
Other	100	97
Total other long-term liabilities	$ 1,755	$ 2,125

Note 16—Retirement Plans, Other Postemployment Benefits and Other Benefit Plans

Defined benefit pension plans—We maintain two qualified defined benefit pension plans in the U.S., one of which we assumed in connection with the Merger (the "Retirement Plans"), covering substantially all U.S. employees. We also maintain two unfunded supplemental benefit plans (the "Supplemental Benefit Plans") and two other unfunded supplemental benefit plans (the "Other Supplemental Benefit Plans"), three of which we assumed in connection with the Merger, to provide certain eligible employees with benefits in excess of those allowed under the Retirement Plans. Effective January 1, 2009, we merged the two Retirement Plans to form a single qualified defined benefit pension plan, and we combined the two Supplemental Benefit Plans to form a single unfunded supplemental benefit plan.

In connection with the Merger, we amended the Supplemental Benefit Plans to provide employees terminated under a severance plan with age, earnings and service benefits ("Severance Credits") described in the Severance Plan, as defined below, and similar severance arrangements. The Supplemental Benefit Plans provide Severance Credits for the period of time following termination during which severance is paid (the "Salary Continuation Period"). Alternatively, to provide the value of the Severance Credits to an eligible employee who receives severance in a lump sum, the Severance Credits are granted for the period of time over which the lump sum would have been paid had it been paid as salary continuation (the "Severance Continuation Period Equivalent"). The amended Supplemental Benefit Plans also provide for a lump-sum form of payment within 90 days after a participant's termination of employment and a six-month delay on benefits payable to "specified employees" under Section 409A of the Internal Revenue Code.

We assumed three defined benefit pension plans in connection with the R&B Falcon merger (two funded and one unfunded) and one unfunded defined benefit plan in connection with the Merger (collectively, the "Frozen Plans"), all of which were frozen prior to the respective mergers and for which benefits no longer accrue but the pension obligations have not been fully distributed.

We refer to the Retirement Plans, the Supplemental Benefit Plans, the Other Supplemental Benefit Plans and the Frozen Plans, collectively, as the "U.S. Plans".

Also, as a result of the Merger, we assumed a defined benefit plan in the U.K. (the "U.K. Plan") covering certain current and former legacy GlobalSantaFe employees in the U.K. In addition, we provide several defined benefit plans, primarily group pension schemes with life insurance companies covering our Norway operations and two unfunded plans covering certain of our employees and former employees (the "Norway Plans"). Our contributions to the Norway Plans are determined primarily by the respective life insurance companies based on the terms of the plan. For the insurance-based plans, annual premium payments are considered to represent a reasonable approximation of the service costs of benefits earned during the period. We also have unfunded defined benefit plans (the "Other Plans") that provide retirement and severance benefits for certain of our Indonesian, Nigerian and Egyptian employees.

We refer to the U.S. Plans, the U.K. Plan, the Norway Plans and the Other Plans, collectively, as the "Transocean Plans". On December 31, 2006, we adopted the recognition and disclosure standards of SFAS No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). For all Transocean Plans, we use a January 1 measurement date for net periodic benefit cost and a December 31 measurement date for benefit obligations and plan assets.

The change in projected benefit obligation, change in plan assets, funded status and the amounts recognized in the consolidated balance sheets are shown in the table below (in millions):

	December 31, 2008	December 31, 2007
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ 1,065	$ 351
Projected benefit obligations for assumed pension plans	—	686
Plan amendments	(11)	—
Actuarial (gains) losses	148	(1)
Service cost	46	22
Interest cost	64	24
Foreign currency exchange rate changes	(85)	—
Benefits paid	(82)	(17)
Participant contributions	3	—
Special termination benefits	3	—
Settlements and curtailments	(1)	—
Projected benefit obligation at end of year	$ 1,150	$ 1,065
Change in plan assets		
Fair value of plan assets at beginning of year	$ 939	$ 273
Fair value of assumed pension plans	—	655
Actual return on plan assets	(196)	9
Foreign currency exchange rate changes	(75)	(3)
Employer contributions	74	22
Participant contributions	3	—
Benefits paid	(82)	(17)
Fair value of plan assets at end of year	$ 663	$ 939
Funded status	$ (487)	$ (126)
Amounts recognized in the consolidated balance sheets consist of:		
Pension asset, non-current	$ —	$ 32
Accrued pension liability, current	7	31
Accrued pension liability, non-current	480	127
Accumulated other comprehensive income (a)	(432)	(55)

(a) Amounts are before income tax effect of $21 million and $12 million for December 31, 2008 and 2007, respectively.

The aggregate projected benefit obligation and fair value of plan assets for plans with a projected benefit obligation in excess of plan assets are as follows (in millions):

	December 31, 2008	December 31, 2007
Projected benefit obligation	$ 1,150	$ 419
Fair value of plan assets	663	261

The accumulated benefit obligation for all defined benefit pension plans was $983 million and $939 million at December 31, 2008 and 2007, respectively. The aggregate accumulated benefit obligation and fair value of plan assets for plans with an accumulated benefit obligation in excess of plan assets are as follows (in millions):

	December 31, 2008	December 31, 2007
Accumulated benefit obligation	$ 927	$ 256
Fair value of plan assets	607	165

Net periodic benefit cost included the following components (in millions):

	Years ended December 31, 2008	2007	2006
Components of net periodic benefit cost (a)			
Service cost	$ 46	$ 22	$ 20
Interest cost	64	24	19
Expected return on plan assets	(74)	(26)	(20)
Recognized net actuarial losses	4	5	5
Amortization of prior service cost	1	1	1
Amortization of net transition obligation	1	1	1
Settlements and curtailments	(1)	—	—
Special termination benefits	3	—	—
Net periodic benefit cost	$ 44	$ 27	$ 26
Increase (decrease) in minimum pension liability included in other comprehensive income	$ (b)	$ (b)	$ (25)

(a) Amounts are before income tax effect.

(b) Disclosure is not applicable for December 31, 2008 and 2007 due to adoption of SFAS 158.

For the years ended December 31, 2008 and 2007, our components of net periodic benefit cost include $4 million and $5 million, respectively, of net actuarial losses which were recognized in other comprehensive income. There were no amounts recognized in other comprehensive income as components of net periodic benefit cost in the year ended December 31, 2006. The following table shows the amounts in accumulated other comprehensive income that have not been recognized as components of net periodic benefit costs (in millions):

	December 31, 2008 (a)	December 31, 2007 (a)
Net actuarial loss	$ 446	$ 57
Net prior service credit	(15)	(3)
Net transition obligation	1	1
Total unrecognized accumulated other comprehensive income	$ 432	$ 55

(a) Amounts are before income tax effect.

The following table shows the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the next fiscal year (in millions):

	Year ending December 31, 2009
Net actuarial loss	$ 14
Net prior service credit	(1)
Net transition obligation	1
Total amount in accumulated other comprehensive income expected to be recognized next year	$ 14

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets, discount rates, compensation increases and employee turnover rates. We evaluate our assumptions periodically and make adjustments to these assumptions and the recorded liabilities as necessary.

Two of the most critical assumptions used in calculating our pension expense and liabilities are the expected long-term rate of return on plan assets and the assumed discount rate. We evaluate assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by an unaffiliated investment advisor utilizing the asset allocation classes held by the plan's portfolios. Beginning on December 31, 2005, we utilized a yield curve approach based on Aaa corporate bonds and the expected timing of future benefit payments as a basis for determining the discount rate for our U.S. Plans. Changes in these and other assumptions used in the actuarial computations could impact our projected benefit obligations, pension liabilities, pension expense and other comprehensive income. We base our determination of pension expense on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

The following are the weighted-average assumptions used to determine benefit obligations:

	December 31,	
	2008	2007
Discount rate	5.57%	6.07%
Rate of compensation increase	4.28%	4.57%

The following are the weighted-average assumptions used to determine net periodic benefit cost:

	December 31,		
	2008	2007	2006
Discount rate	6.09%	5.90%	5.69%
Expected long-term rate of return on plan assets	8.08%	8.40%	8.49%
Rate of compensation increase	4.59%	4.59%	4.54%

We review our investments and policies annually. In determining our asset allocation strategy, we review models presenting many different asset allocation scenarios to assess the most appropriate target allocation to produce long-term gains without taking on undue risk. In January 2009, we modified our target allocation to 70 percent equity securities, 30 percent debt securities. Through December 2008, our target allocation was 60 percent equity securities, 30 percent debt securities and 10 percent other investments. Other investments are generally a diversified mix of funds that specialize in various equity and debt strategies that are expected to provide positive returns each year relative to U.S. Treasury Bills. These strategies included, among others, arbitrage, short-selling, and merger and acquisition investment opportunities. We review asset allocations and results quarterly to ensure that managers continue to achieve specified objectives and policies as written and agreed to by us and each manager.

The plan's investment managers have discretion in the securities in which they may invest within their asset category. Given this discretion, the managers may occasionally invest in our stock or debt, including taking either long or short positions in such securities. As these managers are required to maintain well diversified portfolios, the actual investment in our shares or debt would be immaterial relative to asset categories and the overall plan.

Our pension plan weighted-average asset allocations for funded Transocean Plans by asset category are as follows:

	December 31,	
	2008	2007
Equity securities	59.7%	64.9%
Debt securities	32.2%	28.4%
Other	8.1%	6.7%
Total	100.0%	100.0%

No plan assets are expected to be returned to us during the year ending December 31, 2009.

We contributed $74 million to our defined benefit pension plans in 2008, which were funded from our cash flows from operations. During 2008, contributions of $60 million were made to the funded U.S. Plans, $7 million each for the funded Norway Plans and U.K. Plan and less than $1 million to the Other Non-U.S. Plans.

We expect to contribute a total of $88 million to the Transocean Plans in 2009. These contributions are comprised of an estimated $65 million to meet the minimum funding requirements for the funded U.S. Plans, $7 million to fund expected benefit payments for the unfunded U.S. Plans and the Other Non-U.S. Plans, $11 million for the funded Norway Plans and $5 million for the U.K. Plan.

The following pension benefits payments are expected to be paid by the Transocean Plans (in millions):

Years ending December 31,	
2009	$ 40
2010	39
2011	44
2012	44
2013	47
2014-2017	286

Postretirement benefits other than pensions—We have several unfunded contributory and noncontributory other postretirement employee benefits ("OPEB") plans, including one that we assumed in connection with the Merger, covering substantially all of our U.S. employees. Funding of benefit payments for plan participants will be made as costs are incurred. The postretirement health care plans include a limit on our share of costs for recent and future retirees. For all plans, we have historically and continue to use a January 1 measurement date for net periodic benefit cost and a December 31 measurement date for benefit obligations.

Net periodic benefit cost for these post retirement plans and their components, including service cost, interest cost, amortization of prior service cost and recognized net actuarial losses were $3 million for the year ended December 31, 2008 and less than $2 million for each of the years ended December 31, 2007 and 2006.

The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets are shown in the table below (in millions):

	December 31,	
	2008	2007
Change in benefit obligation		
Benefit obligation at beginning of year	$ 55	$ 36
Projected benefit obligations for assumed OPEB Plan	—	21
Service cost	1	1
Interest cost	3	2
Actuarial (gains) losses	9	(3)
Participant contributions	1	1
Benefits paid	(5)	(3)
Benefit obligation at end of year	$ 64	$ 55
Change in plan assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	4	2
Participant contributions	1	1
Benefits paid	(5)	(3)
Fair value of plan assets at end of year	$ —	$ —
Funded status	$ (64)	$ (55)
Amounts recognized in the consolidated balance sheets consist of:		
Accrued postretirement benefit liability, current	$ 3	$ 3
Accrued postretirement benefit liability, non-current	61	52
Accumulated other comprehensive income (a)	(8)	2

(a) Amounts are before income tax effect.

There were no amounts recognized in other comprehensive income as components of net periodic benefit cost in the years ended December 31, 2008, 2007 and 2006.

The following table shows the amounts in accumulated other comprehensive income that have not been recognized as components of net periodic benefit costs (in millions):

	December 31,	
	2008 (a)	2007 (a)
Net actuarial loss	$ 22	$ 13
Net prior service credit	(14)	(15)
Net transition obligation	—	—
Total unrecognized accumulated other comprehensive income	$ 8	$ (2)

(a) Amounts are before income tax effect.

The amounts in accumulated other comprehensive income to be recognized as components of net periodic benefit cost, including net loss and net prior service credit, are expected to be less than $1 million during the year ending December 31, 2009.

Our OPEB obligations and the related benefit costs are accounted for in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other than Pensions.* Postretirement costs and obligations are actuarially determined and are affected by assumptions including expected discount rates, employee turnover rates and health care cost trend rates. We evaluate our assumptions periodically and make adjustments to these assumptions and the recorded liabilities as necessary.

Two of the most critical assumptions for postretirement benefit plans are the assumed discount rate and the expected health care cost trend rates. We utilize a yield curve approach based on Aa corporate bonds and the expected timing of future benefit payments as a basis for determining the discount rate. The accumulated postretirement benefit obligation and service cost were developed using a health care trend rate of 8.55 percent for 2008 reducing on an average of approximately 0.59 percent per year to an ultimate trend rate of 5 percent per year for 2014 and later. The initial trend rate was selected with reference to recent Transocean experience and broader national statistics. The ultimate trend rate is a long-term assumption and was selected to reflect the anticipation that the portion of gross domestic product devoted to health care becomes constant. Changes in these and other assumptions used in the actuarial computations could impact our projected benefit obligations, pension liabilities and pension expense.

Weighted-average discount rates used to determine benefit obligations were 5.35 percent and 5.96 percent for the years ended December 31, 2008 and 2007, respectively.

Weighted-average assumptions used to determine net periodic benefit cost were 5.96 percent, 5.80 percent and 5.37 percent for the years ended December 31, 2008, 2007 and 2006, respectively.

Assumed health care cost trend rates were as follows:

	December 31,	
	2008	2007
Health care cost trend rate assumed for next year	8.55%	9.73%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%
Year that the rate reaches the ultimate trend rate	2014	2014

The assumed health care cost trend rate could have a significant impact on the amounts reported for postretirement benefits other than pensions. A one-percentage point change in the assumed health care trend rate would result in a change of $5 million in postretirement benefit obligations as of December 31, 2008 and less than $1 million in total service and interest cost components in 2008.

The following postretirement benefits payments are expected to be paid (in millions):

Years ending December 31,		
2009	$	3
2010		3
2011		3
2012		4
2013		4
2014-2017		21

Defined contribution plans—In 2008, we sponsored six defined contribution plans, including (1) two qualified defined contribution savings plans covering certain employees working in the U.S. (the "U.S. Savings Plans"), (2) one defined contribution savings plan for certain employees in working in the U.K. (the "U.K. Savings Plan"), (3) two defined contribution savings plans covering certain employees working outside the U.S. and U.K. (the "International Savings Plans"), and (4) one defined contribution pension plan that covers certain employees working outside the U.S. (the "International Pension Plan"). We assumed one of the U.S. Savings Plans, the U.K. Savings Plan and one of the International Savings Plans in connection with the Merger (the "Assumed Savings Plans").

Effective January 1, 2009, we merged the two U.S. Savings Plans to form one qualified U.S. Savings Plan. Additionally, we closed one of the International Savings Plans and the U.K. Savings Plan, both assumed in connection with the Merger, to new participants and additional contributions, and the participants of these closed savings plans were, thereafter, eligible to participate in the remaining International Savings Plan. The three surviving defined contribution plans include the U.S. Savings Plan, the remaining International Savings Plan (the "Surviving Savings Plans") and the International Pension Plan.

For the closed International Savings Plan, we made matching contributions of up to 7 percent of each covered employee's base salary, depending on the employee's contribution to the plan. For the other two Assumed Savings Plans, we made contributions of up to 6 percent of the employee's base salary, depending on the employee's contribution to the plan. For each of the Surviving Savings Plans, we make a matching contribution of up to 6.0 percent of each covered employee's base salary, based on the employee's contribution to the plan. For the International Pension Plan, we contribute between 4.5 percent and 6.5 percent of each covered employee's base salary, based on the employee's years of eligible service.

Severance plan—We established a special transition severance plan for certain employees on the U.S. payroll that were employed at the time of the Merger and involuntarily terminated during the period from November 27, 2007 through November 27, 2009 (the "Severance Plan"). The amount of the severance benefit ranges from 26 weeks to 104 weeks of the employee's weekly base pay, determined by a formula that considers the employee's annual base salary and years of service with additional amounts paid to those employees over the age of 39 years that work in the U.S. or have U.S. citizenship.

In addition to the severance benefit, affected employees are eligible to elect coverage under specified medical, retiree medical, dental and employee assistance plans until the earlier of the date the employee becomes eligible for other employer coverage and the expiration of the number of weeks that corresponds to the number of weeks used to calculate the severance benefit. Certain affected employees are also granted Severance Credits for retirement purposes and qualify for compensation and benefits offered to those employees terminated for convenience of the company pursuant to the terms of any benefit plan, award or agreement in effect on November 27, 2007, to the extent applicable.

In connection with the Merger, we established a liability of $44 million for the estimated severance-related costs associated with the involuntary termination of 218 employees pursuant to the Severance Plan. Through December 31, 2008, severance-related costs of approximately $35 million have been paid to employees whose positions were eliminated as a result of the consolidation of operations and administrative functions following the Merger.

Note 17—Commitments and Contingencies

Lease obligations—We have operating lease commitments expiring at various dates, principally for real estate, office space and office equipment. In addition to rental payments, some leases provide that we pay a pro rata share of operating costs applicable to the leased property. At December 31, 2008, the *GSF Explorer* drillship, recorded in property and equipment, net in the amount of $212 million, is held under a capital lease through 2026. As of December 31, 2008, future minimum rental payments related to noncancellable operating leases and the capital lease are as follows (in millions):

Years ending December 31,	Capital Lease	Operating Leases
2009	$ 2	$ 34
2010	2	31
2011	2	18
2012	2	12
2013	2	9
Thereafter	22	25
Total future minimum rental payment	$ 32	$ 129
Less amount representing imputed interest	(16)	
Present value of future minimum rental payments under capital leases	16	
Less current portion included in accrued liabilities	(2)	
Long-term capital lease obligation	$ 14	

Rental expense for all leases, including leases with terms of less than one year, was approximately $89 million, $51 million and $32 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Purchase obligations—At December 31, 2008, our purchase obligations as defined by SFAS No. 47, *Disclosure of Long-Term Obligations (as amended)*, related to our ten newbuilds are as follows (in millions):

Years ending December 31,	
2009	$ 843
2010	1,446
2011	—
2012	—
2013	—
Thereafter	—
Total	$ 2,289

Legal proceedings—In 2004, several of our subsidiaries were named, along with numerous unaffiliated defendants, in 21 complaints that were filed in the Circuit Courts of the State of Mississippi involving approximately 750 plaintiffs that alleged personal injury arising out of asbestos exposure in the course of their employment by some of these defendants between 1965 and 1986. The complaints also named as defendants certain subsidiaries of TODCO and certain subsidiaries of Sedco, Inc. to whom we may owe indemnity. Further, the complaints named other unaffiliated defendant companies, including companies that allegedly manufactured drilling related products containing asbestos. The complaints alleged that the defendants used asbestos-containing products in connection with drilling operations and included allegations of negligence, strict liability, and claims allowed under the Jones Act and general maritime law. The plaintiffs generally sought awards of unspecified compensatory and punitive damages. The Special Master who was appointed to oversee these cases required that each plaintiff file a separate amended complaint for each individual plaintiff and then he dismissed the original 21 complaints. We believe that we may have a direct or indirect interest in 44 of the resulting complaints. We have not been provided with sufficient information in all claims to determine the period of the claimants' exposure to asbestos, their medical condition or, in some cases, the vessels potentially involved in the claims. We historically have maintained broad liability insurance, but we are not certain whether our insurance will cover all liabilities arising out of the 44 claims. We intend to defend these lawsuits vigorously, but there can be no assurance as to their ultimate outcome.

One of our subsidiaries is involved in an action with respect to a customs matter relating to the *Sedco 710* semisubmersible drilling rig. Prior to our merger with Sedco Forex, this drilling rig, which was working for Petrobras in Brazil at the time, had been admitted into the country on a temporary basis under authority granted to a Schlumberger entity. Prior to the Sedco Forex merger, the drilling contract with Petrobras was transferred from the Schlumberger entity to an entity that would become one of our subsidiaries, but Schlumberger did not transfer the temporary import permit to any of our subsidiaries. In early 2000, the drilling contract was extended for another year. On January 10, 2000, the temporary import permit granted to the Schlumberger entity expired, and renewal filings were not made until later that January. In April 2000, the Brazilian customs authorities cancelled the temporary import permit. The Schlumberger entity filed an action in the Brazilian federal court of Campos for the purpose of extending the temporary admission. Other proceedings were also initiated in order to secure the transfer of the temporary admission to our subsidiary. Ultimately, the court permitted the transfer of the temporary admission from Schlumberger to our subsidiary but did not rule on whether the temporary admission could be extended without the payment of a financial penalty. During the first quarter of 2004, the Brazilian customs authorities issued an assessment totaling approximately $114 million against our subsidiary.

The first level Brazilian court ruled in April 2007 that the temporary admission granted to our subsidiary had expired which allowed the Brazilian customs authorities to execute on their assessment. Following this ruling, the Brazilian customs authorities issued a revised assessment against our subsidiary. As of December 31, 2008, the U.S. dollar equivalent of this assessment was approximately $184 million in aggregate. We are not certain as to the basis for the increase in the amount of the assessment, and in September 2007, we received a temporary ruling in our favor from a Brazilian federal court that the valuation method used by the Brazilian customs authorities was incorrect. This temporary ruling was confirmed in January 2008 by a local court, but it is still subject to review at the appellate levels in Brazil. We intend to continue to aggressively contest this matter. We have appealed the first level Brazilian court's ruling to a higher level court in Brazil where we have also filed for a renewed stay, which was initially denied, but later granted through a separate proceeding. The original ruling to deny the stay is being reviewed by the Superior Court of Justice and we expect that either the stay that was ultimately granted or any order from the Superior Court of Justice in our favor will prevent enforcement of the whole amount in dispute. A ruling from the Superior Court of Justice is not subject to further appeal. There may be further judicial or administrative proceedings that result from this matter. While the court has granted us the right to continue our appeal without the posting of a bond, it is possible that we may be required to post a bond for up to the full amount of the assessment in connection with these proceedings. We have also put Schlumberger on notice that we consider any assessment to be solely the responsibility of Schlumberger, not our subsidiary, and we initiated proceedings in the State of New York, which were subsequently transferred to the State of Texas, against Schlumberger seeking a declaratory judgment in this respect. Nevertheless, we expect that the Brazilian customs authorities will continue to seek to recover the assessment solely from our subsidiary, not Schlumberger. Schlumberger has denied any responsibility for this matter, but remains a party to the proceedings. We do not expect the liability, if any, resulting from this matter to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

In the third quarter of 2006, we received tax assessments of approximately $112 million from the state tax authorities of Rio de Janeiro in Brazil against one of our Brazilian subsidiaries for customs taxes on equipment imported into the state in connection with our operations. The assessments resulted from a preliminary finding by these authorities that our subsidiary's record keeping practices were deficient. We currently believe that the substantial majority of these assessments are without merit. We filed an initial response with the Rio de Janeiro tax authorities on September 9, 2006 refuting these additional tax assessments. In September 2007, we received confirmation from the state tax authorities that they believe the additional tax assessments are valid, and as a result, we filed an appeal on September 27, 2007 to the state Taxpayer's Council contesting these assessments. While we cannot predict or provide assurance as to the final outcome of these proceedings, we do not expect it to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows.

One of our subsidiaries is involved in lawsuits arising out of the subsidiary's involvement in the design, construction and refurbishment of major industrial complexes. The operating assets of the subsidiary were sold and its operations discontinued in 1989, and the subsidiary has no remaining assets other than the insurance policies involved in its litigation, fundings from settlements with the primary insurers and funds received from the cancellation of certain insurance policies. The subsidiary has been named as a defendant, along with numerous other companies, in lawsuits alleging personal injury as a result of exposure to asbestos. As of December 31, 2008, the subsidiary was a defendant in approximately 1,008 lawsuits. Some of these lawsuits include multiple plaintiffs and we estimate that there are approximately 2,973 plaintiffs in these lawsuits. For many of these lawsuits, we have not been provided with sufficient information from the plaintiffs to determine whether all or some of the plaintiffs have claims against the subsidiary, the basis of any such claims, or the nature of their alleged injuries. The first of the asbestos-related lawsuits was filed against this subsidiary in 1990. Through December 31, 2008, the amounts expended to resolve claims (including both attorneys' fees and expenses, and settlement costs) have not been material, and all deductibles with respect to the primary insurance have been satisfied. The subsidiary continues to be named as a defendant in additional lawsuits and we cannot predict the number of additional cases in which it may be named a defendant nor can we predict the potential costs to resolve such additional cases or to resolve the pending cases. However, the subsidiary has in excess of $1 billion in insurance limits. Although not all of the policies may be fully available due to the insolvency of certain insurers, we believe that the subsidiary will have sufficient insurance and funds from the settlements of litigation with insurance carriers available to respond to these claims. While we cannot predict or provide assurance as to the final outcome of these matters, we do not believe that the current value of the claims where we have been identified will have a material impact on our consolidated statement of financial position, results of operations or cash flows.

We are involved in various tax matters and various regulatory matters. We are involved in lawsuits relating to damage claims arising out of hurricanes Katrina and Rita, all of which are insured and which are not material to us. We are also involved in a number of other lawsuits, including a dispute for municipal tax payments in Brazil and a dispute involving customs procedures in India, neither of which is material to us, and all of which have arisen in the ordinary course of our business. We do not expect the liability, if any, resulting from these other matters to have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. We cannot predict with certainty the outcome or effect of any of the litigation matters specifically described above or of any such other pending or threatened litigation. There can be no assurance that our beliefs or expectations as to the outcome or effect of any lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management's current estimates.

Environmental matters—We have certain potential liabilities under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state acts regulating cleanup of various hazardous waste disposal sites, including those described below. CERCLA is intended to expedite the remediation of hazardous substances without regard to fault. Potentially responsible parties ("PRPs") for each site include present and former owners and operators of, transporters to and generators of the substances at the site. Liability is strict and can be joint and several.

We have been named as a PRP in connection with a site located in Santa Fe Springs, California, known as the Waste Disposal, Inc. site. We and other PRPs have agreed with the U.S. Environmental Protection Agency ("EPA") and the U.S. Department of Justice ("DOJ") to settle our potential liabilities for this site by agreeing to perform the remaining remediation required by the EPA. The form of the agreement is a consent decree, which has been entered by the court. The parties to the settlement have entered into a participation agreement, which makes us liable for approximately eight percent of the remediation and related costs. The remediation is complete, and we believe our share of the future operation and maintenance costs of the site is not material. There are additional potential liabilities related to the site, but these cannot be quantified, and we have no reason at this time to believe that they will be material.

We have also been named as a PRP in connection with a site in California known as the Casmalia Resources Site. We and other PRPs have entered into an agreement with the EPA and the DOJ to resolve potential liabilities. Under the settlement, we are not likely to owe any substantial additional amounts for this site beyond what we have already paid. There are additional potential liabilities related to this site, but these cannot be quantified at this time, and we have no reason at this time to believe that they will be material.

We have been named as one of many PRPs in connection with a site located in Carson, California, formerly maintained by Cal Compact Landfill. On February 15, 2002, we were served with a required 90-day notification that eight California cities, on behalf of themselves and other PRPs, intend to commence an action against us under the Resource Conservation and Recovery Act ("RCRA"). On April 1, 2002, a complaint was filed by the cities against us and others alleging that we have liabilities in connection with the site. However, the complaint has not been served. The site was closed in or around 1965, and we do not have sufficient information to enable us to assess our potential liability, if any, for this site.

One of our subsidiaries has recently been ordered by the California Regional Water Quality Control Board to develop a testing plan for a site known as Campus 1000 Fremont in Alhambra, California. This site was formerly owned and operated by certain of our subsidiaries. It is presently owned by an unrelated party, which has received an order to test the property, the cost of which is expected to be in the range of $200,000. We have also been advised that one or more of our subsidiaries is likely to be named by the EPA as a PRP for the San Gabriel Valley, Area 3, Superfund site, which includes this property. We have no knowledge at this time of the potential cost of any remediation, who else will be named as PRPs, and whether in fact any of our subsidiaries is a responsible party. The subsidiaries in question do not own any operating assets and have limited ability to respond to any liabilities.

Resolutions of other claims by the EPA, the involved state agency or PRPs are at various stages of investigation. These investigations involve determinations of:

- the actual responsibility attributed to us and the other PRPs at the site;
- appropriate investigatory and/or remedial actions; and
- allocation of the costs of such activities among the PRPs and other site users.

Our ultimate financial responsibility in connection with those sites may depend on many factors, including:

- the volume and nature of material, if any, contributed to the site for which we are responsible;
- the numbers of other PRPs and their financial viability; and
- the remediation methods and technology to be used.

It is difficult to quantify with certainty the potential cost of these environmental matters, particularly in respect of remediation obligations. Nevertheless, based upon the information currently available, we believe that our ultimate liability arising from all environmental matters, including the liability for all other related pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, is adequately accrued and should not have a material effect on our financial position or ongoing results of operations. Estimated costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Contamination litigation—On July 11, 2005, one of our subsidiaries was served with a lawsuit filed on behalf of three landowners in Louisiana in the 12th Judicial District Court for the Parish of Avoyelles, State of Louisiana. The lawsuit named nineteen other defendants, all of which were alleged to have contaminated the plaintiffs' property with naturally occurring radioactive material, produced water, drilling fluids, chlorides, hydrocarbons, heavy metals and other contaminants as a result of oil and gas exploration activities. Experts retained by the plaintiffs issued a report suggesting significant contamination in the area operated by the subsidiary and another codefendant, and claimed that over $300 million would be required to properly remediate the contamination. The experts retained by the defendants conducted their own investigation and concluded that the remediation costs would amount to no more than $2.5 million.

The plaintiffs and the codefendant threatened to add GlobalSantaFe as a defendant in the lawsuit under the "single business enterprise" doctrine contained in Louisiana law. The single business enterprise doctrine is similar to corporate veil piercing doctrines. On August 16, 2006, our subsidiary and its immediate parent company, each of which is an entity that no longer conducts operations or holds assets, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. Later that day, the plaintiffs dismissed our subsidiary from the lawsuit. Subsequently, the codefendant filed various motions in the lawsuit and in the Delaware bankruptcies attempting to assert alter ego and single business enterprise claims against GlobalSantaFe and two other subsidiaries in the lawsuit. The efforts to assert alter ego and single business enterprise theory claims against GlobalSantaFe were rejected by the Court in Avoyelles Parish and the lawsuit against the other defendant went to trial on February 19, 2007. This lawsuit was resolved at trial with a settlement by the codefendant that included a $20 million payment and certain cleanup activities to be conducted by the codefendant.

The codefendant sought to dismiss the bankruptcies. In addition, the codefendant filed proofs of claim against both our subsidiary and its parent with regard to its claims arising out of the settlement of the lawsuit. On February 15, 2008, the Bankruptcy Court denied the codefendant's request to dismiss the bankruptcy case but modified the automatic stay to allow the codefendant to proceed on its claims against the debtors, our subsidiary and its parent, and their insurance companies. The codefendant subsequently filed suit against the debtors and certain of its insurers in the Court of Avoyelles Parish to determine their liability for the settlement.

The codefendant filed a Notice of Appeal of the rulings of the Bankruptcy Court. GlobalSantaFe and its two subsidiaries also filed Notices of Appeal to the U. S. District Court for the District of Delaware. On January 27, 2009, the codefendant's appeal was granted by the District Court and the bankruptcy case was remanded to the Bankruptcy Court with instructions to have the case dismissed. On February 10, 2009, the Bankruptcy Court entered an order dismissing the bankruptcy case. The debtors, GlobalSantaFe and the two subsidiaries have filed Notices of Appeal of the District Court's ruling with the U. S. Court of Appeals for the Third Circuit. On February 18, 2009, the District Court stayed its ruling which instructed the Bankruptcy Court to dismiss the case.

We believe that these legal theories should not be applied against GlobalSantaFe or these other two subsidiaries, and that in any event the manner in which the parent and its subsidiaries conducted their businesses does not meet the requirements of these theories for imposition of liability. Our subsidiary, its parent and GlobalSantaFe intend to continue to vigorously defend against any action taken in an attempt to impose liability against them under the theories discussed above or otherwise and believe they have good and valid defenses thereto. We are unable to determine the value of these claims as of the date of the Merger. We do not believe that these claims will have a material impact on our consolidated statement of financial position, results of operations or cash flows.

Retained risk—Our insurance program is a 12-month policy period beginning May 1, 2008. Under the program, we generally maintain a $125 million per occurrence deductible on our hull and machinery, which is subject to an aggregate deductible of $250 million. However, in the event of a total loss or a constructive total loss of a drilling unit, such loss is fully covered by our insurance with no deductible. Additionally, we maintain a $10 million per occurrence deductible on crew personal injury liability and $5 million per occurrence deductible on third-party property claims, which together are subject to an aggregate deductible of $50 million that is applied to any occurrence in excess of the per occurrence deductible until the aggregate deductible is exhausted. We also carry $950 million of third-party liability coverage exclusive of the personal injury liability deductibles, third-party property liability deductibles and retention amounts described above. We retain the risk for any liability losses in excess of the $950 million limit. We have elected to self-insure operators extra expense coverage for our subsidiaries ADTI and CMI. This coverage provides protection against expenses related to well control and redrill liability associated with blowouts. Generally, ADTI's clients assume, and indemnify ADTI for, liability associated with blowouts in excess of $50 million.

At present, the insured value of our drilling rig fleet is approximately $34 billion in aggregate. We do not generally have commercial market insurance coverage for physical damage losses to our fleet due to hurricanes in the U.S. Gulf of Mexico and war perils worldwide. We do not carry insurance for loss of revenue. In the opinion of management, adequate accruals have been made based on known and estimated losses related to such exposures.

Letters of credit and surety bonds—We had letters of credit outstanding totaling $751 million and $532 million at December 31, 2008 and 2007, respectively. These letters of credit guarantee various contract bidding and performance activities under various uncommitted lines provided by several banks.

As is customary in the contract drilling business, we also have various surety bonds in place that secure customs obligations relating to the importation of our rigs and certain performance and other obligations. Surety bonds outstanding totaled $37 million and $24 million at December 31, 2008 and 2007, respectively.

Note 18—Share-Based Compensation Plans

We have (i) a long-term incentive plan (the "Long-Term Incentive Plan") for executives, key employees and outside directors under which awards can be granted in the form of stock options, restricted shares, deferred units, SARs and cash performance awards and (ii) other incentive plans under which awards are currently outstanding. Awards that may be granted under the Long-Term Incentive Plan include traditional time-vesting awards ("time-based awards") and awards that are earned based on the achievement of certain performance criteria ("performance-based awards") or market factors ("market-based awards"). Our executive compensation committee of our board of directors determines the terms and conditions of the awards granted under the Long-Term Incentive Plan. As of December 31, 2008, we had 22.9 million shares authorized for future employee grants, including up to 6.0 million for restricted share awards, and 0.6 million shares authorized with respect to outside directors.

Time-based awards typically vest either in three equal annual installments beginning on the first anniversary date of the grant or in an aggregate installment at the end of the stated vesting period. Performance-based and market-based awards are typically awarded subject to either a two-year or a three-year measurement period during which the number of options, shares or deferred units remains uncertain. At the end of the measurement period, the awarded number of options, shares or deferred units is determined (the "determination date") subject to the stated vesting period. The two-year awards generally vest in three equal installments beginning on the determination date and on January 1 of each of the two subsequent years. The three-year awards generally vest in one aggregate installment following the determination date. Once vested, options and SARs generally have a 10-year term during which they are exercisable.

As of December 31, 2008, total unrecognized compensation costs related to all unvested share-based awards totaled $97 million, which is expected to be recognized over a weighted-average period of 2.0 years. There were no significant modifications during any of the years presented.

As a result of the Merger, we assumed all of the outstanding employee stock options and SARs of GlobalSantaFe. Each option and stock appreciation right of GlobalSantaFe outstanding as of the Merger effective date, to the extent not already fully vested and exercisable, became fully vested and exercisable into an option or SAR with respect to 0.6368 shares of Transocean at that time. The aggregate fair market value of options and SARs assumed in the Merger, computed as of the Merger date, was $157 million or $83.56 per option or SAR.

At the effective time of the Reclassification, all outstanding options to acquire Transocean-Cayman ordinary shares remained outstanding and became fully vested and exercisable. The number and exercise prices of the options to purchase Transocean-Cayman ordinary shares were adjusted based on the market price of Transocean-Cayman ordinary shares immediately preceding the effective date of the Reclassification and Merger in order to keep the aggregate intrinsic value of the options and SARs equal to the values immediately prior to such date. Each option to acquire Transocean-Cayman ordinary shares that was outstanding immediately prior to the Reclassification and Merger was converted into options to purchase 0.9392 Transocean-Cayman ordinary shares (rounded down to the nearest whole share) with a per share exercise price equal to the exercise price of the option immediately prior to the Reclassification and Merger divided by 0.9392 (rounded up to the nearest whole cent). Share amounts and related share prices with respect to stock options have been retroactively restated for all periods presented to give effect to the Reclassification.

All Transocean deferred units and restricted shares were exchanged for the same consideration for which each outstanding Transocean-Cayman ordinary share was exchanged in the Reclassification. As a result, holders of deferred units and restricted shares received $33.03 in cash and 0.6996 Transocean-Cayman ordinary shares for each deferred unit or restricted share they held immediately prior to the Reclassification. With respect to time-based deferred unit and restricted share awards made prior to July 21, 2007, all such consideration was fully vested as of the Merger date. However, with respect to those awards made on or after July 21, 2007, only the cash component of the consideration vested as of the Merger date, and the share consideration remained subject to the vesting restrictions set forth in the applicable award agreement. All performance-based awards for which the performance determination occurred prior to the

Merger date became fully vested at that time. All unvested performance-based shares for which the performance determination had not yet occurred as of the Merger date became vested at 50 percent on the Merger date. The remaining shares not vested were forfeited in 2007. As a result, there were no performance-based shares outstanding at December 31, 2007. The numbers of restricted shares and deferred units in the tables and discussions below have been retroactively restated for all periods presented to give effect to reduction in shares that occurred in connection with the Reclassification. Weighted-average grant-date fair values per share for deferred units and restricted shares have not been restated.

As a result of the accelerated vesting of options, deferred units and restricted shares in connection with the Merger, we accelerated the recognition of $38 million of previously unrecognized compensation expense in the fourth quarter of 2007.

In connection with the Redomestication Transaction, we adopted and assumed the Long-Term Incentive Plan and other employee benefit plans and arrangements of Transocean-Cayman, and those plans and arrangements were amended as necessary to give effect to the Redomestication Transaction, including to provide (1) that our shares will be issued, held, available or used to measure benefits as appropriate under the plans and arrangements, in lieu of Transocean-Cayman ordinary shares, including upon exercise of any options or SARs issued under those plans and arrangements; and (2) for the appropriate substitution of us for Transocean-Cayman in those plans and arrangements. Additionally, we issued 16 million of our shares to Transocean-Cayman, 16 million of which remain available as of December 31, 2008, for future use to satisfy our obligations to deliver shares in connection with awards granted under incentive plans, warrants or other rights to acquire our shares.

We estimated the fair value of each option award under the Long-Term Incentive Plan on the grant date using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	Years ended December 31,		
	2008	2007	2006
Dividend yield	—	—	—
Expected price volatility	36%	31%	33%-37%
Risk-free interest rate	3.00%	4.88%-5.09%	4.52%-5.00%
Expected life of options	4.4 years	3.2 years	4.7 years
Weighted-average fair value of options granted	$49.32	$40.69	$31.30

We estimated the fair value of each option grant under the Employee Stock Purchase Plan ("ESPP") using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	Years ended December 31,		
	2008	2007	2006
Dividend yield	—	—	—
Expected price volatility	31%	33%	33%
Risk-free interest rate	3.15%	4.91%	4.42%
Expected life of options	1.0 year	1.0 year	1.0 year
Weighted-average fair value of options granted	$41.39	$23.01	$21.48

Time-Based Awards

Stock options—The following table summarizes vested and unvested time-based vesting stock option ("time-based options") activity under our incentive plans during the year ended December 31, 2008:

	Number of shares under option	Weighted-average exercise price per share	Weighted-average remaining contractual term (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2008	3,183,030	$ 34.72	3.27	$ 345
Granted	276,281	144.32		
Exercised	(1,066,173)	41.26		
Forfeited	(34,395)	41.45		
Outstanding at December 31, 2008	2,358,743	$ 44.50	2.90	$ 6
Vested and exercisable at December 31, 2008	2,085,429	$ 31.42	2.03	$ 33

The weighted-average grant-date fair value of time-based options granted during the year ended December 31, 2008 was $49.32 per share. There were 3,073 and 2,132 time-based options granted during the years ended December 31, 2007 and 2006, respectively, with weighted-average grant-date fair values of $40.69 and $34.08 per share, respectively.

The total pretax intrinsic value of time-based options exercised during the year ended December 31, 2008 was $101 million. There were 2,112,853 and 1,904,346 time-based options exercised during the years ended December 31, 2007 and 2006, respectively. The total pretax intrinsic value of time-based options exercised was $156 million and $99 million during the years ended December 31, 2006 and 2005, respectively.

Restricted shares—The following table summarizes unvested share activity for time-based vesting restricted shares ("time-based shares") granted under our incentive plans during the year ended December 31, 2008:

	Number of shares	Weighted-average grant-date fair value per share
Unvested at January 1, 2008	369,926	$ 109.98
Granted	259,057	126.26
Vested	(129,979)	110.62
Forfeited	(71,539)	116.43
Unvested at December 31, 2008	427,465	$ 118.58

The total grant-date fair value of time-based shares that vested during the year ended December 31, 2008 was $14 million. There were 380,653 and 258,313 time-based shares granted during the years ended December 31, 2007 and 2006, respectively. The weighted-average grant-date fair value of time-based shares granted was $109.92 and $78.40 per share for the years ended December 31, 2007 and 2006, respectively. There were 261,330 and 15,812 time-based shares that vested during the years ended December 31, 2007 and 2006, respectively. The total grant-date fair value of time-based shares that vested was $20 million and less than $1 million for the years ended December 31, 2007 and 2006, respectively.

Deferred units—A deferred unit is a unit that is equal to one share but has no voting rights until the underlying shares are issued. The following table summarizes unvested activity for time-based vesting deferred units ("time-based units") granted under our incentive plans during the year ended December 31, 2008:

	Number of units	Weighted-average grant-date fair value per share
Unvested at January 1, 2008	50,122	$ 109.97
Granted	498,216	143.85
Vested	(25,740)	124.84
Forfeited	(17,649)	136.36
Unvested at December 31, 2008	504,949	$ 141.72

The total grant-date fair value of the time-based units vested during the year ended December 31, 2008 was $3 million. There were 64,676 and 29,641 time-based units granted during the years ended December 31, 2007 and 2006, respectively. The weighted-average grant-date fair value of time-based units granted was $105.99 and $81.55 per share for the years ended December 31, 2007 and 2006, respectively. There were 53,086 and 9,997 time-based units that vested during the years ended December 31, 2007 and 2006, respectively. The total grant-date fair value of deferred units that vested was $4 million and less than $1 million for the years ended December 31, 2007 and 2006, respectively.

Share-settled SARs—Under an incentive plan assumed in connection with the Merger, we assumed share-settled SARs granted to key employees and to non-employee directors of GlobalSantaFe at no cost to the grantee. The grantee receives a number of shares upon exercise equal in value to the difference between the market value of our shares at the exercise date and the Merger-adjusted exercise price. The following table summarizes share-settled SARs activity under our incentive plans during the year ended December 31, 2008:

	Number of awards	Weighted-average exercise price per share	Weighted-average remaining contractual term (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2008	504,771	$ 89.18	8.59	$ 27
Exercised	(315,408)	86.74		
Outstanding at December 31, 2008	189,363	$ 93.26	7.75	$ —
Vested and exercisable at December 31, 2008	189,363	$ 93.26	7.75	$ —

At December 31, 2008, we have presented the aggregate intrinsic value as zero since the weighted-average exercise price per share exceeds the market price of our shares on that date.

The total pretax intrinsic value of share-settled SARs exercised during the period ended December 31, 2008 was zero. There were 110,355 SARs exercised in 2007 after November 27, 2007, when we assumed them in the GSF Merger.

Cash-settled SARs—Under our incentive plans, we have outstanding SARs previously granted to employees that can be settled in cash for the difference between the market value of our shares on the date of exercise and the exercise price. The cash-settled SARs are recorded in other current liabilities in our consolidated balance sheet until they are exercised. We have not granted any cash-settled SARs in the years ended December 31, 2008, 2007, and 2006, and all outstanding cash-settled SARs are fully vested. We had 14,547 SARs outstanding with a weighted-average remaining contractual term of 0.75 years and an aggregate intrinsic value of less than $1 million as of December 31, 2008. We had 21,669 SARs outstanding with a weighted-average remaining contractual term of 1.29 years and an aggregate intrinsic value of $2 million as of December 31, 2007.

Performance-Based Awards

Stock options—We grant performance-based stock options ("performance-based options") that can be earned depending on the achievement of certain performance targets. The number of options earned is quantified upon completion of the performance period at the determination date. The following table summarizes vested and unvested performance-based option activity under our incentive plans during the year ended December 31, 2008:

	Number of shares under option	Weighted-average exercise price per share	Weighted-average remaining contractual term (years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2008	392,102	$ 58.29	8.15	$ 33
Granted	—	—		
Exercised	(212,840)	43.92		
Forfeited	—	—		
Outstanding at December 31, 2008	179,262	$ 75.30	8.38	$ —
Vested and exercisable at December 31, 2008	179,262	$ 75.30	8.38	$ —

At December 31, 2008, we have presented the aggregate intrinsic value as zero since the weighted-average exercise price per share exceeds the market price of our shares on that date.

We did not grant performance-based options during the year ended December 31, 2007. There were 329,650 performance-based options granted during the year ended December 31, 2006. The weighted-average grant-date fair value of performance-based options granted during the year ended December 31, 2006 was $32.17.

The total pretax intrinsic value of performance-based options exercised during the year ended December 31, 2008 was $22 million. There were 661,988 and 158,054 performance-based options exercised, with a total pretax intrinsic value of $52 million and $10 million, during the years ended December 31, 2007 and 2006, respectively.

Restricted shares—We have previously granted performance-based restricted shares ("performance-based shares") that could be earned depending on the achievement of certain performance targets. The number of shares earned was quantified upon completion of the performance period at the determination date.

We did not grant performance-based shares during the years ended December 31, 2008 and 2007. There were 59,769 performance-based shares granted during the year ended December 31, 2006. The weighted-average grant-date fair value was $77.56 per share during the year ended December 31, 2006. There were 357,544 and 175,695 performance-based shares that vested with a total grant-date fair value of $14 million and $6 million during the years ended December 31, 2007 and 2006, respectively.

Deferred units—We have previously granted performance-based deferred units ("performance-based units") that could be earned depending on the achievement of certain performance targets. The number of units earned was quantified upon completion of the performance period at the determination date.

We did not grant performance-based units during the years ended December 31, 2008 and 2007. There were 75,707 performance-based units granted during the year ended December 31, 2006. The weighted-average grant-date fair value of performance-based units granted was $78.61 per share during the year ended December 31, 2006. There were 150,762 and 41,236 performance-based units that vested with a total grant-date fair value of $7 million and $2 million during the years ended December 31, 2007 and 2006, respectively.

Market-Based Awards

Deferred units—We grant market-based deferred units ("market-based units") that can be earned depending on the achievement of certain market conditions. The number of units earned is quantified upon completion of the specified period at the determination date. The following table summarizes unvested activity for market-based units granted under our incentive plans during the year ended December 31, 2008:

	Number of units	Weighted-average grant-date fair value per share
Unvested at January 1, 2008	—	$ —
Granted	99,464	144.32
Vested	—	—
Forfeited	(924)	144.32
Unvested at December 31, 2008	98,540	$ 144.32

There were no market-based units granted during the years ended December 31, 2007 and 2006.

ESPP—Through December 31, 2008, we offered an ESPP under which certain full-time employees could choose to have between two and 20 percent of their annual base earnings withheld to purchase up to $21,250 of our shares each year. The purchase price of the shares is 85 percent of the lower of the beginning-of-year or end-of-year market price of our shares. At December 31, 2008, 577,537 shares were available for issuance. As of January 1, 2009, we discontinued offering the ESPP.

Note 19—Stock Warrants

In connection with its merger with R&B Falcon, Transocean-Cayman assumed the R&B Falcon stock warrants, which expire on May 1, 2009. The warrant agreement provided that, as a result of the Reclassification, each warrant became exercisable for 12.243 Transocean-Cayman ordinary shares at an adjusted exercise price equal to $21.74 per share pursuant to formulas specified in the warrant agreement. Transocean-Cayman believed that the adjustment of the number of Transocean-Cayman ordinary shares for which the warrants were exercisable and the exercise price pursuant to the warrant agreement would not allow holders to receive the full economic benefit of the Reclassification. In order to place the warrantholders in a position more comparable to that of ordinary shareholders, Transocean-Cayman modified the warrant agreement to allow warrantholders to receive, upon exercise following the Reclassification, 0.6996 Transocean-Cayman ordinary shares and $33.03 for each Transocean-Cayman ordinary share for which the warrants were previously exercisable, at an exercise price of $19.00 per Transocean-Cayman ordinary share for which the warrants were exercisable prior to the Reclassification. As a result, a holder of a warrant was allowed to elect to receive 12.243 Transocean-Cayman ordinary shares and $578.025 in cash at an exercise price of $332.50 upon exercise. This modification represents the same consideration that a warrantholder would have owned immediately after the Reclassification if the warrantholder had exercised its warrant immediately before the Reclassification.

In 2008, Transocean-Cayman issued 363,492 ordinary shares upon the exercise of 29,690 warrants and, as a result, paid $7 million, net of a $10 million aggregate exercise price. The cash payment feature provided for in the modification resulted in a reclassification from permanent equity. As of December 31, 2008 and 2007, $31 million and $48 million, respectively, were recorded in other current liabilities in our consolidated balance sheet.

In December 2008, in connection with the Redomestication Transaction, we assumed Transocean-Cayman's obligations under the warrants, so that our shares are issuable upon exercise of the warrants, in lieu of Transocean-Cayman's ordinary shares. We issued 16 million of our shares by Transocean-Cayman, 16 million of which remain available as of December 31, 2008, for future use to satisfy our obligations to deliver shares in connection with the warrants and other rights to acquire our shares. At December 31, 2008, 53,220 warrants remained outstanding to purchase 651,575 of our shares.

Note 20—Share Repurchase Program

In May 2006, Transocean-Cayman's board of directors authorized an increase in the overall amount of ordinary shares that could be repurchased under its share repurchase program to $4.0 billion from $2.0 billion, which was previously authorized and announced in October 2005. The repurchase program did not have an established expiration date and could be suspended or discontinued at any time. Under the program, repurchased shares were constructively retired and returned to unissued status. During 2007, Transocean-Cayman repurchased and retired 5.2 million aggregate ordinary shares for $400 million at an average purchase price of $77.39 per share. There were no repurchases during 2008.

Total consideration paid to repurchase the shares was recorded in shareholders' equity as a reduction in shares and additional paid-in capital. Such consideration was funded with existing cash balances and borrowings under the Former Revolving Credit Facility. As a result of the Redomestication, the Transocean-Cayman share repurchase program was terminated. See Note 26—Subsequent Events.

Note 21—Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) at December 31, 2008, 2007 and 2006, net of tax, are as follows (in millions):

	Gain (loss) on terminated interest rate swaps	Unrealized loss on securities held for sale	Minimum pension liability	Adjustment to pension plan funded status	Total other comprehensive income (loss)
Balance at December 31, 2005	$ 3	$ —	$ (23)	$ —	$ (20)
Other comprehensive income	—	—	16	—	16
Adjustment to initially apply SFAS 158, net of tax	—	—	7 (a)	(33) (a)	(26)
Balance at December 31, 2006	3	—	—	(33)	(30)
Other comprehensive loss	—	—	—	(12)	(12)
Balance at December 31, 2007	3	—	—	(45)	(42)
Other comprehensive loss	(1)	(3)	—	(374)	(378)
Balance at December 31, 2008	$ 2	$ (3)	$ —	$ (419)	$ (420)

(a) Adjustment to initially apply SFAS 158 resulting in a net adjustment of $26 million.

Note 22—Supplementary Cash Flow Information

We include investments in highly liquid debt instruments with an original maturity of three months or less in cash and cash equivalents. See Note 2—Significant Accounting Policies. As of September 30, 2008, we had $74 million invested in The Reserve Primary Fund and $334 million invested in The Reserve International Liquidity Fund Ltd. In September 2008, The Reserve announced that certain funds had lost the ability to maintain a net asset value of $1.00 per share due to losses in connection with the bankruptcy of Lehman Brothers Holdings, Inc. ("Lehman Holdings"). According to public disclosures by The Reserve, The Reserve stopped processing redemption requests in order to develop an orderly plan of liquidation that would protect all of the funds' shareholders. Based on statements made by the funds, in September 2008 we reclassified $408 million from cash and cash equivalents to short-term investments and recorded an impairment charge in the amount of $16 million associated with our proportional interest in the debt instruments of Lehman Holdings held by the funds until such time as we receive our liquidated portion of the assets. Our statement of cash flows presents a use of cash in the amount of this reclassification. As of December 31, 2008, we had received $59 million invested in The Reserve Primary Fund. At December 31, 2008, the carrying values of our investments in The Reserve Primary Fund and The Reserve International Liquidity Fund were $15 million and $318 million, respectively. The timing of our ability to access these funds is uncertain but is expected to be during 2009. Potential rulings or decisions by courts or regulators may impact further distributions by the funds. See Note 26—Subsequent Events.

Net cash provided by (used in) operating activities attributable to the net change in operating assets and liabilities is composed of the following (in millions):

	Years ended December 31,		
	2008	2007	2006
(Increase) in accounts receivable	$ (501)	$ (274)	$ (347)
(Increase) in other current assets	(118)	(43)	(32)
(Increase) in other assets	(8)	(4)	(3)
Increase in accounts payable and other current liabilities	75	73	168
Increase (decrease) in other long-term liabilities	(43)	8	18
Change in income taxes receivable / payable, net	274	68	132
	$ (321)	$ (172)	$ (64)

Additional cash flow information is as follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Non-cash activities			
Capital expenditures, accrued at end of period (a)	$ 268	$ 233	$ 186
Business combination (b)	—	12,386	—
Joint ventures and other investments (c)	—	238	—
Cash payments for interest	545	208	125
Cash payments for income taxes	461	225	125

(a) These amounts represent additions to property and equipment for which we had accrued a corresponding liability in accounts payable.

(b) In connection with the Merger, Transocean-Cayman issued $12.4 billion of its ordinary shares to GlobalSantaFe shareholders, acquired $20.6 billion in assets and assumed $575 million of debt and $2.5 billion of other liabilities. See Note 3—Business Combination.

(c) In connection with our investment in and consolidation of TPDI, we recorded additions to property and equipment of $457 million, of which $238 million was in exchange for a note payable to Pacific Drilling. See Note 1—Nature of Business and Principles of Consolidation and Note 11—Debt.

Note 23—Segments, Geographical Analysis and Major Customers

Prior to the Merger, we operated in one business segment. As a result of the Merger, we have established two reportable segments: (1) contract drilling services and (2) other operations. The drilling management services and oil and gas properties do not meet the quantitative thresholds for determining reportable segments and are combined for reporting purposes in the other operations segment. Accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2—Summary of Significant Accounting Policies).

Our contract drilling services segment fleet operates in a single, global market for the provision of contract drilling services. The location of our rigs and the allocation of resources to build or upgrade rigs are determined by the activities and needs of our customers. Operating revenues and long-lived assets by country were as follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Operating revenues			
U.S.	$ 2,578	$ 1,259	$ 806
U.K.	2,012	848	439
Nigeria	1,096	587	447
India	890	761	291
Other countries (a)	6,098	2,922	1,899
Total operating revenues	$ 12,674	$ 6,377	$ 3,882

	As of December 31,	
	2008	2007
Long-lived assets		
U.S.	$ 8,155	$ 5,856
U.K.	1,534	2,301
Other countries (a)	11,138	12,773
Total long-lived assets	$ 20,827	$ 20,930

(a) Other countries represents countries in which we operate that individually had operating revenues or long-lived assets representing less than 10 percent of total operating revenues earned or total long-lived assets.

A substantial portion of our assets are mobile. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of the revenues generated by such assets during the periods. Although we are organized under the laws of Switzerland, we do not conduct any operations in Switzerland. As a result, we have no operating revenues or long-lived assets in Switzerland.

Our international operations are subject to certain political and other uncertainties, including risks of war and civil disturbances (or other events that disrupt markets), expropriation of equipment, repatriation of income or capital, taxation policies, and the general hazards associated with certain areas in which operations are conducted.

For the year ended December 31, 2008, BP accounted for approximately 11 percent of our operating revenues. For the year ended December 31, 2007, Chevron, Shell and BP accounted for approximately 12 percent, 11 percent and 10 percent, respectively, of our operating revenues. For the year ended December 31, 2006, Chevron, BP and Shell accounted for approximately 14 percent, 11 percent and 11 percent, respectively, of our operating revenues. The loss of these or other significant customers could have a material adverse effect on our results of operations.

Note 24—Related Party Transactions

Pacific Drilling Limited—We hold a 50 percent equity interest in TPDI, a British Virgin Islands joint venture company formed by us and Pacific Drilling, a Liberian company, to own two ultra-deepwater drillships to be named *Dhirubhai Deepwater KG1* and *Dhirubhai Deepwater KG2*, which are currently under construction. Beginning on October 18, 2010, Pacific Drilling will have the right to exchange its interest in the joint venture for our shares or cash at a purchase price based on an appraisal of the fair value of the drillships, subject to various adjustments.

At December 31, 2008, TPDI had outstanding promissory notes in the aggregate amount of $222 million, of which $111 million is due to Pacific Drilling and is included in long-term debt in our consolidated balance sheet.

Overseas Drilling Limited—In connection with the management and operation of *Joides Resolution* on behalf of Overseas Drilling Limited ("ODL"), we earned $2 million, $1 million and $2 million for the years ended December 31, 2008, 2007 and 2006, respectively. Such amounts are included in other revenues in our consolidated statements of operations. At December 31, 2008 and 2007, we had receivables due from ODL of $4 million and $5 million, respectively, which were recorded as accounts receivable – other in our consolidated balance sheets. Siem Offshore Inc. owns the other 50 percent interest in ODL. A former director of Transocean-Cayman, Kristian Siem, is the chairman of Siem Offshore Inc. and is also a director and officer of ODL. Mr. Siem is also chairman and chief executive officer of Siem Industries, Inc., which owns an approximate 45 percent interest in Siem Offshore Inc.

In November 2005, we entered into a loan agreement with ODL pursuant to which we may borrow up to $8 million. ODL may demand repayment at any time upon five business days prior written notice given to us and any amount due to us from ODL may be offset against the loan amount at the time of repayment. As of December 31, 2008, no amounts were outstanding under this loan agreement. As of December 31, 2007, $3 million was outstanding under this loan agreement and was reflected as long-term debt in our consolidated balance sheet (see Note 11—Debt). No dividend was declared in 2008 or 2007. ODL declared a dividend in the amount of $4 million in 2006.

Note 25—Quarterly Results (Unaudited)

Shown below are selected unaudited quarterly data. Amounts are rounded for consistency in presentation with no effect to the results of operations previously reported on Form 10-Q or Form 10-K.

	Three months ended			
	March 31,	June 30,	September 30,	December 31,
	(In millions, except per share data)			
2008				
Operating revenues	$ 3,110	$ 3,102	$ 3,192	$ 3,270
Operating income (a)	1,540	1,350	1,383	1,084
Net income (a)	1,189	1,107	1,106	800
Earnings per share				
Basic	$ 3.75	$ 3.48	$ 3.47	$ 2.51
Diluted	$ 3.71	$ 3.45	$ 3.44	$ 2.50
Weighted-average shares outstanding				
Basic	317	318	319	319
Diluted	321	321	321	320
2007				
Operating revenues	$ 1,328	$ 1,434	$ 1,538	$ 2,077
Operating income (b)	657	676	753	1,153
Net income (b) (c)	553	549	973	1,056
Earnings per share (d)				
Basic	$ 2.72	$ 2.73	$ 4.80	$ 4.27
Diluted	$ 2.62	$ 2.63	$ 4.63	$ 4.17
Weighted-average shares outstanding (d)				
Basic	203	202	203	247
Diluted	212	210	210	254

(a) Fourth quarter included an impairment loss of $320 million. See Note 4—Impairment Loss.

(b) First quarter included gain from disposal of assets of $23 million. Third quarter included gain from disposal of assets of $8 million. Fourth quarter included gain from disposal of assets of $233 million. See Note 8—Asset Dispositions.

(c) Third quarter included other income of $276 million recognized in connection with the TODCO TSA and a tax benefit of $52 million from various discrete tax items. Fourth quarter included loss on retirement of debt of $8 million.

(d) All earnings per share amounts and weighted-average shares outstanding have been restated for the effect of the Reclassification. The restatement adjusts shares outstanding in a manner similar to a reverse stock split in the ratio of 0.6996 for each share outstanding.

Note 26—Subsequent Events (Unaudited)

Share repurchase program recommendation—In February 2009, our board of directors recommended that our shareholders approve and authorize the repurchase of an amount of our shares with an aggregate purchase price of up to 3.50 billion Swiss francs (which is equivalent to approximately U.S. $2.95 billion at an exchange rate as of the close of trading on February 20, 2009 of U.S.$1.00 to 1.1864 Swiss francs). If the share repurchase program is approved by the shareholders, the board of directors would be permitted to delegate its share repurchase authority to company management to repurchase shares under the share repurchase program.

Short-term investments—In January 2009, we received a distribution in the amount of $216 million from The Reserve International Liquidity Fund. In February 2009, we received a distribution in the amount of $5 million from The Reserve Primary Fund. At February 20, 2009, the carrying values of our investments in The Reserve Primary Fund and The Reserve International Liquidity Fund were $10 million and $102 million, respectively.

Derivative instruments—In January 2009, TPDI entered into interest rate swaps with an aggregate notional value of $446.4 million, which are designated as a cash flow hedge of the variable rate borrowings under the TPDI Credit Facilities to reduce the variability of its cash interest payments. Under the interest rate swaps, TPDI will receive interest at three-month LIBOR and pay interest at a fixed rate of 2.24 percent over the expected term of the TPDI Credit Facilities.

In February 2009, Transocean-Cayman entered into interest rate swaps with an aggregate notional value of $1 billion, which are designated as a cash flow hedge of a portion of Transocean-Cayman's outstanding borrowings under the Term Loan to reduce the variability of its cash interest payments. Under the interest rate swaps, Transocean-Cayman will receive interest at one-month LIBOR and pay interest at a fixed rate of 0.768 percent over the six-month period ending August 6, 2009.

Term Loan repayment—In February 2009, Transocean-Cayman repaid $200 million of borrowings under the Term Loan. As of February 20, 2009, the outstanding borrowings under the Term Loan were $1.8 billion.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We have not had a change in or disagreement with our accountants within 24 months prior to the date of our most recent financial statements or in any period subsequent to such date.

ITEM 9A. Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is (1) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure and (2) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There were no changes in these internal controls during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

See "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting" included in Item 8 of this Annual Report.

ITEM 9B. Other Information

None

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

ITEM 11. Executive Compensation

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

ITEM 13. Certain Relationships, Related Transactions, and Director Independence

ITEM 14. Principal Accountant Fees and Services

The information required by Items 10, 11, 12, 13 and 14 is incorporated herein by reference to our definitive proxy statement for our 2009 annual general meeting of shareholders, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934 within 120 days of December 31, 2008. Certain information with respect to our executive officers is set forth in Item 4 of this annual report under the caption "Executive Officers of the Registrant."

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a) Index to Financial Statements, Financial Statement Schedules and Exhibits

(1) Financial Statements

Financial statements of unconsolidated subsidiaries are not presented herein because such subsidiaries do not meet the significance test.

(2) Financial Statement Schedules

Transocean Ltd. and Subsidiaries

Schedule II - Valuation and Qualifying Accounts

(In millions)

	Balance at beginning of period	Additions: Charge to cost and expenses	Additions: Charge to other accounts - describe	Deductions - describe	Balance at end of period
Year ended December 31, 2006					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts receivable	$ 15	$ 32	$ —	$ 21 (a)	$ 26
Allowance for obsolete materials and supplies	19	3	—	3 (b)	19
Valuation allowance on deferred tax assets	48	11	—	—	59
Year ended December 31, 2007					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts receivable	26	57	—	33 (a)	50
Allowance for obsolete materials and supplies	19	4	—	1 (c)	22
Valuation allowance on deferred tax assets	59	—	28(d)	58 (e)	29
Year ended December 31, 2008					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts receivable	50	95	—	31 (a)	114
Allowance for obsolete materials and supplies	22	27	—	—	49
Valuation allowance on deferred tax assets	$ 29	$ 4	$ —	$ 10 (d)	$ 23

(a) Uncollectible accounts receivable written off, net of recoveries.

(b) Amount represents $3 related to sale of rigs/inventory.

(c) Amount represents $1 related to sale of rigs/inventory.

(d) Amount represents the valuation allowances established in connection with the tax assets acquired and the liabilities assumed during the Merger.

(e) Amount represents a change in estimate related to the expected utilization of our U.S. foreign tax credits.

Other schedules are omitted either because they are not required or are not applicable or because the required information is included in the financial statements or notes thereto.

(3) Exhibits

The following exhibits are filed in connection with this Report:

Number Description

2.1 Agreement and Plan of Merger dated as of August 19, 2000 by and among Transocean Sedco Forex Inc., Transocean Holdings Inc., TSF Delaware Inc. and R&B Falcon Corporation (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus dated October 30, 2000 included in a 424(b)(3) prospectus (Registration No. 333-46374) filed by Transocean Sedco Forex Inc. on November 1, 2000)

2.2 Agreement and Plan of Merger dated as of July 12, 1999 among Schlumberger Limited, Sedco Forex Holdings Limited, Transocean Offshore Inc. and Transocean SF Limited (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus dated October 27, 2000 included in a 424(b)(3) prospectus (Registration No. 333-46374) filed by Transocean Sedco Forex Inc. on November 1, 2000)

2.3 Distribution Agreement dated as of July 12, 1999 between Schlumberger Limited and Sedco Forex Holdings Limited (incorporated by reference to Annex B to the Joint Proxy Statement/Prospectus dated October 27, 2000 included in a 424(b)(3) prospectus (Registration No. 333-46374) filed by Transocean Sedco Forex Inc. on November 1, 2000)

2.4 Agreement and Plan of Merger, dated as of July 21, 2007, among Transocean Inc., GlobalSantaFe Corporation and Transocean Worldwide Inc. (incorporated by reference to Exhibit 2.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on July 23, 2007)

2.5 Agreement and Plan of Merger, dated as of October 9, 2008, among Transocean Inc., Transocean Ltd. and Transocean Cayman Ltd. (incorporated by reference to Exhibit 2.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on October 10, 2008)

2.6 Amendment No. 1 to Agreement and Plan of Merger, dated as of October 31, 2008, among Transocean Inc., Transocean Ltd. and Transocean Cayman Ltd. (incorporated by reference to Exhibit 2.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on November 3, 2008)

3.1 Articles of Association of Transocean Ltd. (incorporated by reference to Exhibit 3.1 to Transocean Ltd.'s Current Report on Form 8-K filed on December 19, 2008)

3.2 Organizational Regulations of Transocean Ltd. (incorporated by reference to Annex G to Transocean Inc.'s Proxy Statement (Commission File No. 333-75899) filed on November 3, 2008)

4.1 Indenture dated as of April 15, 1997 between Transocean Offshore Inc. and Texas Commerce Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997)

4.2 First Supplemental Indenture dated as of April 15, 1997 between Transocean Offshore Inc. and Texas Commerce Bank National Association, as trustee, supplementing the Indenture dated as of April 15, 1997 (incorporated by reference to Exhibit 4.2 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997)

4.3 Second Supplemental Indenture dated as of May 14, 1999 between Transocean Offshore (Texas) Inc., Transocean Offshore Inc. and Chase Bank of Texas, National Association, as trustee (incorporated by reference to Exhibit 4.5 to Transocean Offshore Inc.'s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-59001-99))

4.4 Third Supplemental Indenture dated as of May 24, 2000 between Transocean Sedco Forex Inc. and Chase Bank of Texas, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Transocean Sedco Forex Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on May 24, 2000)

4.5 Fourth Supplemental Indenture dated as of May 11, 2001 between Transocean Sedco Forex Inc. and The Chase Manhattan Bank (incorporated by reference to Exhibit 4.3 to Transocean Sedco Forex Inc.'s Quarterly Report on Form 10-Q (Commission File No. 333-75899) for the quarter ended March 31, 2001)

4.6 Fifth Supplemental Indenture, dated as of December 18, 2008, among Transocean Ltd., Transocean Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.4 to Transocean Ltd.'s Current Report on Form 8-K filed on December 19, 2008)

4.7 Form of 7.45% Notes due April 15, 2027 (incorporated by reference to Exhibit 4.3 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997)

4.8 Form of 8.00% Debentures due April 15, 2027 (incorporated by reference to Exhibit 4.4 to Transocean Offshore Inc.'s Current Report on Form 8-K (Commission File No. 001-07746) filed on April 30, 1997)

4.9 Form of 6.625% Note due April 15, 2011 (incorporated by reference to Exhibit 4.3 to Transocean Sedco Forex Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on April 9, 2001)

4.10 Form of 7.5% Note due April 15, 2031 (incorporated by reference to Exhibit 4.3 to Transocean Sedco Forex Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on April 9, 2001)

4.11 Officers' Certificate establishing the terms of the 6.50% Notes due 2003, 6.75% Notes due 2005, 6.95% Notes due 2008, 7.375% Notes due 2018, 9.125% Notes due 2003 and 9.50% Notes due 2008 (incorporated by reference to Exhibit 4.13 to Transocean Sedco Forex Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the fiscal year ended December 31, 2001)

4.12 Officers' Certificate establishing the terms of the 7.375% Notes due 2018 (incorporated by reference to Exhibit 4.14 to Transocean Sedco Forex Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the fiscal year ended December 31, 2001)

4.13 Warrant Agreement, including form of Warrant, dated April 22, 1999 between R&B Falcon Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to R&B Falcon's Registration Statement (No. 333-81181) on Form S-3 dated June 21, 1999)

4.14 Supplement to Warrant Agreement dated January 31, 2001 among Transocean Sedco Forex Inc., R&B Falcon Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.28 to Transocean Sedco Forex Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2000)

4.15 Supplement to Warrant Agreement dated September 14, 2005 between Transocean Inc. and The Bank of New York (incorporated by reference to Exhibit 4.3 to Transocean Inc.'s Post-Effective Amendment No. 3 on Form S-3 to Form S-4 filed on November 18, 2005)

4.16 Amendment to Warrant Agreement dated November 27, 2007 between Transocean Inc. and The Bank of New York (incorporated by reference to Exhibit 4.2 to Transocean Inc.'s Current Report on Form 8-K filed on December 3, 2007)

4.17 Supplement to Warrant Agreement, dated as of December 18, 2008, by and among Transocean Ltd., Transocean Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to Transocean Ltd.'s Current Report on Form 8-K filed on December 19, 2008)

4.18 Registration Rights Agreement dated April 22, 1999 between R&B Falcon and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to R&B Falcons Registration Statement (No. 333-81181) on Form S-3 dated June 21, 1999)

4.19 Supplement to Registration Rights Agreement dated January 31, 2001 between Transocean Sedco Forex Inc. and R&B Falcon Corporation (incorporated by reference to Exhibit 4.30 to Transocean Sedco Forex Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2000)

4.20 Supplement to Warrant Registration Rights Agreement, dated as of December 18, 2008, by Transocean Ltd. and Transocean Inc. (incorporated by reference to Exhibit 4.2 to Transocean Ltd.'s Current Report on Form 8-K filed on December 19, 2008)

4.21 Form of Officers' Certificate of Transocean Inc. establishing the form and terms of the Floating Rate Notes due 2008 (incorporated by reference to Exhibit 4.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on September 1, 2006)

4.22 Credit Agreement dated as of September 28, 2007 among Transocean Inc., the lenders party thereto and Goldman Sachs Credit Partners, L.P. as Administrative Agent, Lehman Commercial Paper Inc. as Syndication Agent, Citibank, N.A., Calyon Corporate and Investment Bank and JPMorgan Chase Bank, N.A., as Co-Documentation Agents, and Goldman Sachs Credit Partners, L.P. and Lehman Brothers Inc. as Joint Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 4.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on October 1, 2007)

4.23 Amendment No. 1, dated November 21, 2007, to Credit Agreement dated as of September 28, 2007 among Transocean Inc., the lenders party thereto and Goldman Sachs Credit Partners, L.P. as Administrative Agent, Lehman Commercial Paper Inc. as Syndication Agent, Citibank, N.A., Calyon Corporate and Investment Bank and JPMorgan Chase Bank, N.A., as Co-Documentation Agents, and Goldman Sachs Credit Partners, L.P. and Lehman Brothers Inc. as Joint Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 4.11 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 3, 2007)

4.24 Five-Year Revolving Credit Agreement dated November 27, 2007 among Transocean Inc., as borrower, the lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent for the lenders and as issuing bank of letters of credit, Citibank, N.A., as syndication agent for the lenders and as an issuing bank of letters of credit, Calyon Corporate and Investment Bank, as co-syndication agent, and Credit Suisse, Cayman Islands Branch and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents for the lenders (incorporated by reference to Exhibit 4.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 3, 2007)

4.25 Agreement for First Amendment of Five-Year Revolving Credit Agreement dated as of November 25, 2008 among Transocean Inc., as borrower, the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lenders (incorporated by reference to Exhibit 4.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on November 26, 2008)

4.26 Guaranty Agreement, dated as of December 19, 2008, among Transocean Ltd., Transocean Inc. and JPMorgan Chase Bank, N.A., as administrative agent under the Five-Year Revolving Credit Agreement (incorporated by reference to Exhibit 4.9 to Transocean Ltd.'s Current Report on Form 8-K filed on December 19, 2008)

4.27 Indenture dated as of February 1, 2003, between GlobalSantaFe Corporation and Wilmington Trust Company, as trustee, relating to debt securities of GlobalSantaFe Corporation (incorporated by reference to Exhibit 4.9 to GlobalSantaFe Corporation's Annual Report on Form 10-K (Commission File No. 001-14634) for the year ended December 31, 2002)

4.28 Supplemental Indenture dated November 27, 2007 among Transocean Worldwide Inc., GlobalSantaFe Corporation and Wilmington Trust Company, as trustee, to the Indenture dated as of February 1, 2003 between GlobalSantaFe Corporation and Wilmington Trust Company (incorporated by reference to Exhibit 4.4 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 3, 2007)

4.29 Form of 7% Note Due 2028 (incorporated by reference to Exhibit 4.2 of Global Marine Inc.'s Current Report on Form 8-K (Commission File No. 1-5471) filed on May 22, 1998)

4.30 Terms of 7% Note Due 2028 (incorporated by reference to Exhibit 4.1 of Global Marine Inc.'s Current Report on Form 8-K (Commission File No. 1-5471) filed on May 22, 1998)

4.31 Indenture dated as of September 1, 1997, between Global Marine Inc. and Wilmington Trust Company, as Trustee, relating to Debt Securities of Global Marine Inc. (incorporated by reference to Exhibit 4.1 of Global Marine Inc.'s Registration Statement on Form S-4 (No. 333-39033) filed with the Commission on October 30, 1997); First Supplemental Indenture dated as of June 23, 2000 (incorporated by reference to Exhibit 4.2 of Global Marine Inc.'s Quarterly Report on Form 10-Q (Commission File No. 1-5471) for the quarter ended June 30, 2000); Second Supplemental Indenture dated as of November 20, 2001 (incorporated by reference to Exhibit 4.2 to GlobalSantaFe Corporation's Annual Report on Form 10-K (Commission File No. 001-14634) for the year ended December 31, 2004)

4.32 Form of 5% Note due 2013 (incorporated by reference to Exhibit 4.10 to GlobalSantaFe Corporation's Annual Report on Form 10-K (Commission File No. 001-14634) for the year ended December 31, 2002)

4.33 Terms of 5% Note due 2013 (incorporated by reference to Exhibit 4.11 to GlobalSantaFe Corporation's Annual Report on Form 10-K (Commission File No. 001-14634) for the year ended December 31, 2002)

4.34 364-Day Revolving Credit Agreement dated December 3, 2007 among Transocean Inc. and the lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent for the lenders, Citibank, N.A., as syndication agent for the lenders, Calyon New York Branch, as co-syndication agent, and Credit Suisse, Cayman Islands Branch and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents for the lenders (incorporated by reference to Exhibit 4.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 5, 2007)

4.35 364-Day Revolving Credit Agreement dated as of November 25, 2008 among Transocean Inc., the lenders parties thereto, JPMorgan Chase Bank, N.A., as administrative agent for the lenders, Citibank, N.A. and Calyon New York Branch, as co-syndication agents for the lenders, and Wells Fargo Bank, N.A., as documentation agent for the lenders (incorporated by reference to Exhibit 4.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on November 26, 2008)

4.36 Guaranty Agreement, dated as of December 19, 2008, among Transocean Ltd., Transocean Inc. and JPMorgan Chase Bank, N.A., as administrative agent under the 364-Day Revolving Credit Agreement (incorporated by reference to Exhibit 4.8 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 19, 2008)

4.37 Senior Indenture, dated as of December 11, 2007, between Transocean Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.36 to Transocean Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007)

4.38 First Supplemental Indenture, dated as of December 11, 2007, between Transocean Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.37 to Transocean Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007)

4.39 Second Supplemental Indenture, dated as of December 11, 2007, between Transocean Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.38 to Transocean Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 2007)

4.40 Third Supplemental Indenture, dated as of December 18, 2008, among Transocean Ltd., Transocean Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 19, 2008)

4.41 Term Credit Agreement dated as of March 13, 2008 among Transocean Inc., the lenders parties thereto and Citibank, N.A., as Administrative Agent, Calyon New York Branch and JP Morgan Chase Bank, N.A., as Co-Syndication Agents, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Fortis Bank SA/NV, New York Branch, as Co-Documentation Agents, and Citigroup Global Markets, Inc., Calyon New York Branch and J.P. Morgan Securities Inc., as Joint Lead Arrangers and Bookrunners (incorporated by reference to Exhibit 4.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on March 18, 2008)

4.42 Agreement for First Amendment of Term Credit Agreement dated as of November 25, 2008 among Transocean Inc., the lenders parties thereto and Citibank, N.A., as administrative agent for the lenders (incorporated by reference to Exhibit 4.3 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on November 26, 2008)

4.43 Guaranty Agreement, dated as of December 19, 2008, among Transocean Ltd., Transocean Inc. and Citibank, N.A., as administrative agent under the Term Credit Agreement (incorporated by reference to Exhibit 4.10 to Transocean Ltd.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 19, 2008)

10.1 Tax Sharing Agreement between Sonat Inc. and Sonat Offshore Drilling Inc. dated June 3, 1993 (incorporated by reference to Exhibit 10-(3) to Sonat Offshore Drilling Inc.'s Form 10-Q (Commission File No. 001-07746) for the quarter ended June 30, 1993)

*10.2 Amended and Restated Employee Stock Purchase Plan of Transocean Inc. (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on May 16, 2005)

*10.3 Amended and Restated Long-Term Incentive Plan of Transocean Inc. (incorporated by reference to Appendix B to Transocean Inc.'s Proxy Statement (Commission File No. 333-75899) dated March 19, 2004)

*10.4 Amendment to Amended and Restated Long-Term Incentive Plan of Transocean Inc. (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on July 23, 2007)

†*10.5 Long-Term Incentive Plan of Transocean Ltd. (as amended and restated as of February 12, 2009)

*10.6 Deferred Compensation Plan of Transocean Offshore Inc., as amended and restated effective January 1, 2000 (incorporated by reference to Exhibit 10.10 to Transocean Sedco Forex Inc.'s Annual Report on Form 10-K (Commission File No. 333-75899) for the year ended December 31, 1999)

*10.7 GlobalSantaFe Corporation Key Employee Deferred Compensation Plan effective January 1, 2001; and Amendment to GlobalSantaFe Corporation Key Employee Deferred Compensation Plan effective November 20, 2001 (incorporated by reference to Exhibit 10.33 to the GlobalSantaFe Corporation Annual Report on Form 10-K for the year ended December 31, 2004)

*10.8 Amendment to Transocean Inc. Deferred Compensation Plan (incorporate by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 29, 2005)

*10.9 Sedco Forex Employees Option Plan of Transocean Sedco Forex Inc. effective December 31, 1999 (incorporated by reference to Exhibit 4.5 to Transocean Sedco Forex Inc.'s Registration Statement on Form S-8 (Registration No. 333-94569) filed January 12, 2000)

*10.10 1997 Long-Term Incentive Plan of Reading & Bates Corporation (incorporated by reference to Exhibit 99.A to Reading & Bates' Proxy Statement (Commission File No. 001-05587) dated March 28, 1997)

*10.11 1998 Employee Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.A to R&B Falcon Corporation's Proxy Statement (Commission File No. 001-13729) dated April 23, 1998)

*10.12 1998 Director Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.B to R&B Falcon Corporation's Proxy Statement (Commission File No. 001-13729) dated April 23, 1998)

*10.13 1999 Employee Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.A to R&B Falcon Corporation's Proxy Statement (Commission File No. 001-13729) dated April 13, 1999)

*10.14 1999 Director Long-Term Incentive Plan of R&B Falcon Corporation (incorporated by reference to Exhibit 99.B to R&B Falcon Corporation's Proxy Statement (Commission File No. 001-13729) dated April 13, 1999)

10.15 Master Separation Agreement dated February 4, 2004 by and among Transocean Inc., Transocean Holdings Inc. and TODCO (incorporated by reference to Exhibit 99.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on March 3, 2004)

10.16 Tax Sharing Agreement dated February 4, 2004 between Transocean Holdings Inc. and TODCO (incorporated by reference to Exhibit 99.3 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on March 3, 2004)

10.17 Amended and Restated Tax Sharing Agreement effective as of February 4, 2004 between Transocean Holdings Inc. and TODCO (incorporated by reference to Exhibit 4.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on November 30, 2006)

*10.18 Form of 2004 Performance-Based Nonqualified Share Option Award Letter (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on February 15, 2005)

*10.19 Form of 2004 Director Deferred Unit Award (incorporated by reference to Exhibit 10.5 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on February 15, 2005)

†*10.20 Form of 2008 Director Deferred Unit Award

†*10.21 Performance Award and Cash Bonus Plan of Transocean Ltd.

†*10.22 Description of Base Salaries of Named Executive Officers

*10.23 Executive Change of Control Severance Benefit (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on July 19, 2005)

*10.24 Terms of July 2007 Employee Restricted Stock Awards (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Form 10-Q (Commission File No. 333-75899) for the quarter ended June 30, 2007)

*10.25 Terms of July 2007 Employee Deferred Unit Awards (incorporated by reference to Exhibit 10.3 to Transocean Inc.'s Form 10-Q (Commission File No. 333-75899) for the quarter ended June 30, 2007

*10.26 Terms and Conditions of the July 2008 Employee Contingent Deferred Unit Award (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Form 10-Q (Commission File No. 333-75899) for the quarter ended June 30, 2008)

*10.27 Terms and Conditions of the July 2008 Nonqualified Share Option Award (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Form 10-Q (Commission File No. 333-75899) for the quarter ended June 30, 2008)

†*10.28 Terms and Conditions of the February 2009 Employee Deferred Unit Award

†*10.29 Terms and Conditions of the February 2009 Employee Contingent Deferred Unit Award

†*10.30 Terms and Conditions of the February 2009 Nonqualified Share Option Award

10.31 Put Option and Registration Rights Agreement, dated as of October 18, 2007, among Pacific Drilling Limited, Transocean Pacific Drilling Inc., Transocean Inc. and Transocean Offshore International Ventures Limited (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on October 24, 2007)

10.32 Form of Novation Agreement dated as of November 27, 2007 by and among GlobalSantaFe Corporation, Transocean Offshore Deepwater Drilling Inc. and certain executives (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 3, 2007)

*10.33 Form of Severance Agreement with GlobalSantaFe Corporation Executive Officers (incorporated by reference to Exhibit 10.1 to GlobalSantaFe Corporation's Current Report on Form 8-K/A (Commission File No. 001-14634) filed on July 26, 2005)

*10.34 Transocean Special Transition Severance Plan for Shore-Based Employees (incorporated by reference to Exhibit 10.3 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 3, 2007)

*10.35 Global Marine Inc. 1990 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.18 of Global Marine Inc.'s Annual Report on Form 10-K (Commission File No. 1-5471) for the year ended December 31, 1991); First Amendment (incorporated by reference to Exhibit 10.1 of Global Marine Inc.'s Quarterly Report on Form 10-Q (Commission File No. 1-5471) for the quarter ended June 30, 1995); Second Amendment (incorporated by reference to Exhibit 10.37 of Global Marine Inc.'s Annual Report on Form 10-K (Commission File No. 1-5471) for the year ended December 31, 1996)

*10.36 1997 Long-Term Incentive Plan (incorporated by reference to GlobalSantaFe Corporation's Registration Statement on Form S-8 (No. 333-7070) filed June 13, 1997); Amendment to 1997 Long Term Incentive Plan (incorporated by reference to GlobalSantaFe Corporation's Annual Report on Form 20-F (Commission File No. 001-14634) for the calendar year ended December 31, 1998); Amendment to 1997 Long Term Incentive Plan dated December 1, 1999 (incorporated by reference to GlobalSantaFe Corporation's Annual Report on Form 20-F (Commission File No. 001-14634) for the calendar year ended December 31, 1999)

*10.37 GlobalSantaFe Corporation 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 of Global Marine Inc.'s Quarterly Report on Form 10-Q (Commission File No. 1-5471) for the quarter ended March 31, 1998); First Amendment (incorporated by reference to Exhibit 10.2 of Global Marine Inc.'s Quarterly Report on Form 10-Q (Commission File No. 1-5471) for the quarter ended June 30, 2000)

*10.38 GlobalSantaFe Corporation 2001 Non-Employee Director Stock Option and Incentive Plan (incorporated by reference to GlobalSantaFe Corporation's Registration Statement on Form S-8 (No. 333-73878) filed November 21, 2001)

*10.39 GlobalSantaFe Corporation 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to GlobalSantaFe Corporation's Quarterly Report on Form 10-Q (Commission File No. 001-14634) for the quarter ended June 30, 2001)

*10.40 GlobalSantaFe 2003 Long-Term Incentive Plan (as Amended and Restated Effective June 7, 2005) (incorporated by reference to Exhibit 10.4 to GlobalSantaFe Corporation's Quarterly Report on Form 10-Q (Commission File No. 001-14634) for the quarter ended June 30, 2005)

†*10.41 Transocean Ltd. Pension Equalization Plan, as amended and restated, effective January 1, 2009

*10.42 Transocean U.S. Supplemental Retirement Benefit Plan, as amended and restated, effective as of November 27, 2007 (incorporated by reference to Exhibit 10.11 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 3, 2007)

*10.43 GlobalSantaFe Corporation Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.1 to the GlobalSantaFe Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)

†*10.44 Transocean U.S. Supplemental Savings Plan

10.45 Commercial Paper Dealer Agreement between Transocean Inc. and Lehman Brothers Inc., dated as of December 20, 2007 (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 21, 2007)

10.46 Amended and Restated Commercial Paper Dealer Agreement between Transocean Inc. and Barclays Capital Inc., dated as of December 3, 2008 (including form of Accession Agreement) (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 9, 2008)

10.47 Commercial Paper Dealer Agreement between Transocean Inc. and Morgan Stanley & Co. Incorporated, dated as of December 20, 2007 (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 21, 2007)

10.48 Amended and Restated Commercial Paper Dealer Agreement between Transocean Inc. and Morgan Stanley & Co. Incorporated, dated as of December 3, 2008 (including form of Accession Agreement) (incorporated by reference to Exhibit 10.3 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 9, 2008)

10.49 Commercial Paper Dealer Agreement between Transocean Inc. and J.P. Morgan Securities Inc., dated as of December 20, 2007 (incorporated by reference to Exhibit 10.3 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 21, 2007)

10.50 Amended and Restated Commercial Paper Dealer Agreement between Transocean Inc. and J.P. Morgan Securities Inc., dated as of December 3, 2008 (including form of Accession Agreement) (incorporated by reference to Exhibit 10.2 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 9, 2008)

10.51 Amended and Restated Commercial Paper Dealer Agreement between Transocean Inc. and Goldman, Sachs & Co., dated as of December 3, 2008 (including form of Accession Agreement) (incorporated by reference to Exhibit 10.4 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on December 9, 2008)

10.52 Guarantee, dated as of December 19, 2008, of Transocean Ltd. pursuant to the Issuing and Paying Agent Agreement, dated as of December 20, 2007 (incorporated by reference to Exhibit 10.5 to Transocean Ltd.'s Current Report on Form 8-K filed on December 19, 2008)

10.53 Form of Indemnification Agreement entered into between Transocean Ltd. and each of its Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to Transocean Inc.'s Current Report on Form 8-K (Commission File No. 333-75899) filed on October 10, 2008)

*10.54 Form of Assignment Memorandum for Executive Officers (incorporated by reference to Exhibit 10.5 to Transocean Ltd.'s Current Report on Form 8-K filed on December 19, 2008)

†21 Subsidiaries of Transocean Ltd.

†23.1 Consent of Ernst & Young LLP

†24 Powers of Attorney

†31.1 CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

†31.2 CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

†32.1 CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†32.2 CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

*Compensatory plan or arrangement.
†Filed herewith.

Exhibits listed above as previously having been filed with the SEC are incorporated herein by reference pursuant to Rule 12b-32 under the Securities Exchange Act of 1934 and made a part hereof with the same effect as if filed herewith.

Certain instruments relating to our long-term debt and our subsidiaries have not been filed as exhibits since the total amount of securities authorized under any such instrument does not exceed 10 percent of our total assets and our subsidiaries on a consolidated basis. We agree to furnish a copy of each such instrument to the SEC upon request.

Certain agreements filed as exhibits to this Report may contain representations and warranties by the parties to such agreements. These representations and warranties have been made solely for the benefit of the parties to such agreements and (1) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate, (2) may have been qualified by certain disclosures that were made to other parties in connection with the negotiation of such agreements, which disclosures are not reflected in such agreements, and (3) may apply standards of materiality in a way that is different from what may be viewed as material to investors.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, on February 25, 2009.

TRANSOCEAN LTD.
By /s/ Gregory L. Cauthen
Gregory L. Cauthen
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated on February 25, 2009.

Signature	Title
* **Robert E. Rose**	Chairman of the Board of Directors
/s/ Robert L. Long **Robert L. Long**	Chief Executive Officer (Principal Executive Officer)
/s/ Gregory L. Cauthen **Gregory L. Cauthen**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ John H. Briscoe **John H. Briscoe**	Vice President and Controller (Principal Accounting Officer)
* **W. Richard Anderson**	Director
* **Thomas W. Cason**	Director
* **Richard L. George**	Director
* **Victor E. Grijalva**	Director
* **Martin B. McNamara**	Director
* **Edward R. Muller**	Director

Signature	Title
* Robert M. Sprague	Director
* Ian C. Strachan	Director
* J. Michael Talbert	Director
* John L. Whitmire	Director

By /s/ Chipman Earle
Chipman Earle
(Attorney-in-Fact)

Exhibit 31.1

CEO CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert L. Long, certify that:

1. I have reviewed this report on Form 10-K of Transocean Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

/s/ Robert L. Long
Robert L. Long
Chief Executive Officer

Exhibit 31.2

CFO CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gregory L. Cauthen, certify that:

1. I have reviewed this report on Form 10-K of Transocean Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

/s/ Gregory L. Cauthen
Gregory L. Cauthen
Senior Vice President and Chief Financial Officer

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Robert L. Long, Chief Executive Officer of Transocean Ltd., a Swiss corporation (the "Company"), hereby certify, to my knowledge, that:

(1) the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 25, 2009

/s/ Robert L. Long
Name: Robert L. Long
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Gregory L. Cauthen, Senior Vice President and Chief Financial Officer of Transocean Ltd., a Swiss corporation (the "Company"), hereby certify, to my knowledge, that:

(1) the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 25, 2009

/s/ Gregory L. Cauthen
Name: Gregory L. Cauthen
Senior Vice President and
Chief Financial Officer

STATUTORY FINANCIAL STATEMENTS

TRANSOCEAN LTD.

For the period August 18, 2008 (Inception) to December 31, 2008

Ernst & Young Ltd
Bleicherweg 21
CH-8002 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 34 65
www.ey.com/ch

To the General Meeting of

Transocean Ltd., Zug

Zurich, March 13, 2009

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of Transocean Ltd., which comprise the statement of operations, balance sheet and notes for the period from August 18, 2008 (date of incorporation) until December 31, 2008.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system.

An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the period from August 18, 2008 until December 31, 2008 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Over-sight Act (AOA) and independence (article 728 Code of Obligations (CO)) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ Robin Errico	/s/ Rico Fehr
Robin Errico Licensed audit expert (Auditor in charge)	Rico Fehr Licensed audit expert

Enclosures

- Financial statements (statement of operations, balance sheet and notes)
- Proposed appropriation of available earnings

TRANSOCEAN LTD.
STATEMENT OF OPERATIONS
(CHF in thousands)

		August 18 (Inception) to December 31, 2008
Dividend income	CHF	90
Costs and expenses		45
Operating income		45
Net income	CHF	45

TRANSOCEAN LTD.
BALANCE SHEET
(CHF in thousands)

		December 31, 2008
ASSETS		
Cash and cash equivalents	CHF	100
Total current assets		100
Investment in affiliates		16,476,198
Total assets	CHF	16,476,298
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	CHF	45
Total liabilities		45
Share capital		5,028,429
Legal reserve		11,447,679
Reserve for treasury shares		100
Retained earnings		45
Total shareholders' equity		16,476,253
Total liabilities and shareholders' equity	CHF	16,476,298

See accompanying notes.

Note 1—General

Transocean Ltd. ("Transocean," the "Company," "we," "us" or "our") is the parent company of Transocean Inc. and Transocean Management Ltd., whose consolidated financial statements include 100 percent of the assets, liabilities, revenues, expenses, income and cash flows of both Transocean Inc. and Transocean Management Ltd. in which the Company has controlling interests, as if the Company and its group companies were a single company. The statutory financial statements are of overriding importance for the purpose of the economic and financial assessment of the Company. The unconsolidated statutory financial statements of the Company are prepared in accordance with Swiss law.

In December 2008, Transocean Ltd. completed a transaction pursuant to an Agreement and Plan of Merger among Transocean Ltd., Transocean Inc., which was our former parent holding company, and Transocean Cayman Ltd., a company organized under the laws of the Cayman Islands that was a wholly-owned subsidiary of Transocean Ltd., pursuant to which Transocean Inc. merged by way of schemes of arrangement under Cayman Islands law with Transocean Cayman Ltd., with Transocean Inc. as the surviving company (the "Redomestication Transaction"). In the Redomestication Transaction, Transocean Ltd. issued one of its shares in exchange for each ordinary share of Transocean Inc. In addition, Transocean Ltd. issued 16 million of its shares to Transocean Inc. for future use to satisfy Transocean Ltd.'s obligations to deliver shares in connection with awards granted under our incentive plans, warrants or other rights to acquire shares of Transocean Ltd. As a result of the Redomestication Transaction, Transocean Inc. became a direct, wholly-owned subsidiary of Transocean Ltd.

Due to the short period of time (12 days) between Transocean Ltd. becoming the parent company of Transocean Inc. and its subsidiaries and the December 31, 2008 end of the business year, no accounts for Swiss statutory consolidated purposes have been prepared for Transocean Ltd. and its subsidiaries as of December 31, 2008 and no Swiss statutory audit opinion has been issued on the consolidated accounts as of December 31, 2008. However, the consolidated accounts of Transocean Ltd. and its subsidiaries, prepared in accordance with accounting principles generally accepted in the United States and as presented in Transocean Ltd.'s annual report on Form 10-K for the year ended December 31, 2008 filed with the United States Securities and Exchange Commission (the "Form 10-K"), are in substance and materially the same as the consolidated accounts that would have been prepared for Transocean Ltd. and its subsidiaries for Swiss statutory consolidated purposes. The audit of the financial statements of Transocean Ltd. and its subsidiaries included in the annual report on Form 10-K was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). As such, this audit was not less comprehensive than that which would be required for an audit performed in accordance with Swiss law and Swiss Auditing Standards.

Note 2—Investment in affiliates

Company Name	Purpose	Domicile	Investment	Ownership Interest 2008
(CHF in thousands)				
Transocean Inc.	Holding	Cayman Islands	16,476,108	100%
Transocean Management Ltd.	Management and Administration	CH - Geneva	90	90%

Note 3—Shareholders' Equity

	Shares	Shares amount	Legal reserve	Reserve for treasury shares (2)	Retained earnings	Total equity
(In thousands except share data)		(CHF)	(CHF)	(CHF)	(CHF)	(CHF)
Balance at August 18, 2008 (Inception)	10,000,000	100	—	—	—	100
Change in par value	(9,993,334)	—	—	—	—	—
Shares issued to Transocean Inc. shareholders in Redomestication	319,228,632	5,028,329	11,447,679	100	—	16,476,108
Shares issued to Transocean Inc. for share-based compensation (1)	16,000,000	—	—	—	—	—
Net income	—	—	—	—	45	45
Balance at December 31, 2008	335,235,298	5,028,429	11,447,679	100	45	16,476,253

(1) The 16 million shares issued to Transocean Inc. will be used to satisfy obligations of Transocean Ltd. to deliver shares under share-based compensation incentive plans, warrants or other rights to acquire shares of Transocean Ltd. These shares are held by Transocean Inc. solely for transfer to Transocean Ltd. and do not carry any value in treasury share reserve as they were issued by Transocean Ltd. in the Redomestication Transaction for no value.

(2) The reserve for treasury shares represents the cost of treasury shares held by Transocean Inc. on behalf of Transocean Ltd. which were originally issued to Transocean Inc. for CHF 100,000 at formation of the Company and were transferred to the Company as part of the Redomestication Transaction.

The Company transferred 33,481 treasury shares from the treasury shares issued to Transocean Inc. as part of the Redomestication Transaction in connection with obligations under share-based compensation plans.

Transocean Ltd. has 502,852,947 shares authorized and 167,617,649 conditional shares. Transocean Ltd.'s articles of association provide for conditional capital that allows the Board of Directors to authorize the issuance of additional registered shares up to a maximum amount of 50% of the share capital registered in the commercial register without obtaining additional shareholder approval. These registered shares may be issued:

(1) Through the exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted in connection with bonds, options, warrants or other securities newly or already issued in national or international capital markets or new or already existing contractual obligations convertible into or exercisable or exchangeable for Transocean Ltd. registered shares or shares of one of its subsidiaries; or

(2) In connection with the issuance of registered shares, options or other share-based awards to directors, employees, contractors, consultants or other persons providing services to Transocean Ltd. or one of its subsidiaries.

In connection with the issuance of bonds, notes, warrants or other financial instruments or contractual obligations convertible into or exercisable or exchangeable for Transocean Ltd. registered shares, the board of directors is authorized to withdraw or limit the advance subscription rights of shareholders in certain circumstances.

Note 4—Significant Shareholders

Listed below are the only persons who, to the knowledge of the Company, may be deemed to be beneficial owners as of December 31, 2008, of more than 5% of Company's shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class(1)
Marsico Capital Management, LLC	20,848,294(2)	6.22%
1200 17th Street, Suite 1600		
Denver, Colorado 80202		

(1) The percentage indicated is based on the 335,235,298 issued and outstanding shares as of December 31, 2008.

(2) The number of shares indicated is based on a statement on Schedule 13G filed with the SEC on February 13, 2009. According to the filing, Marsico Capital Management, LLC has sole voting power over 17,163,182 shares and sole dispositive power over 20,848,294 shares and shared voting or dispositive power over no shares.

Note 5—Board of Directors Compensation

Directors who are employees of the Company do not receive compensation for Board service. At present, all of the directors except Mr. Long are non-employees and receive such compensation.

We use a combination of cash and equity incentive compensation to attract and retain qualified candidates to serve on our Board. The Corporate Governance Committee of the Board annually reviews the compensation paid to our directors and considers the significant amount of time directors expend in fulfilling their duties to the Company as well as the skill level we require of members of the Board.

As of December 31, 2008, non-employee director compensation includes:

	(CHF)	
Annual Retainer	97,480	
Additional Annual Retainer for Committee Chairmen		
Audit Committee	27,078	
Executive Compensation Committee	21,662	
Corporate Governance Committee and Finance and Benefits Committee	10,831	
Board Meeting Attendance Fee (attended in person)	2,708	(1)
Board Meeting Attendance Fee (attended by telephone)	2,166	(1)
Committee Meeting Attendance Fee (attended in person)	2,708	(2)
Committee Meeting Attendance Fee (attended by telephone)	2,166	(2)
Grant of Deferred Units	281,609	(3)

(1) The board meeting attendance fee is paid for those meetings that were attended in excess of the four regularly scheduled board meetings.

(2) The committee meeting attendance fee is only paid for those meetings in excess of four committee meetings in 2009.

(3) In 2009, deferred units will be granted to each non-employee director immediately following the Board meeting held in connection with our annual general meeting of shareholders. On the date of grant, the deferred units have an aggregate value equal to CHF 281,609 based upon the average of the high and low sales prices of our shares for each of the 10 trading days immediately prior to the date of grant. The terms of the deferred units include vesting in equal installments over three years, on the first, second and third anniversaries of the date of grant.

Mr. Rose serves the Company as its non-executive Chairman of the Board, in which capacity he receives a CHF 359,593 annual retainer in lieu of the annual retainer the other non-employee directors receive. Mr. Rose also receives the same meeting fees and the CHF 281,609 grant of deferred units to non-employee directors described above.

In addition, we pay or reimburse our directors' travel and incidental expenses incurred for attending Board, committee and shareholder meetings and for other Company business-related purposes.

In 2008, non-employee members of the Board, other than Mr. Rose, received the following compensation: (1) an annual retainer of CHF 97,480, and (2) an amount of deferred units equal in aggregate value to CHF 281,609. In addition, each chairman of a committee received the same annual retainer in 2008 as described above (except for the chairman of the Audit Committee, who received an annual retainer in 2008 of CHF 27,078 but will receive an annual retainer in 2009 of CHF 37,909).

At our Board meeting held immediately after the 2008 annual general meeting of our shareholders, the Board granted 1,701 deferred units to each non-employee director equal in aggregate value equal to CHF 281,609 based upon the average price of the high and low sales prices of our shares for the 10 trading days immediately prior to the date of our Board meeting (calculated at CHF 165.59 per share). The terms of the deferred units included vesting in equal installments over three years, on the first, second and third anniversaries of the date of grant, and a requirement that each director hold the vested deferred units until he leaves the Board.

The following summarizes the compensation of our non-employee directors for 2008:

Name	Function	Total Compensation (1)	Fees Earned or Paid in Cash (2)	Annual Deferred Units (3)	Annual Deferred Units in Shares
		(CHF)	(CHF)	(CHF)	
Robert E. Rose	Chairman of the Board	655,368	359,593	295,775	1,701
W. Richard Anderson (4)(5)	Member of the Board	418,167	122,392	295,775	1,701
Thomas W. Cason (5)	Member of the Board and Chairman of the Audit Committee	444,161	148,386	295,775	1,701
Richard L. George (4)(8)	Member of the Board	395,421	99,646	295,775	1,701
Victor E. Grijalva (5)	Member of the Board	414,917	119,142	295,775	1,701
Jon A. Marshall (6)	Member of the Board	360,762	64,987	295,775	1,701
Martin B. McNamara (7)(8)	Member of the Board and Chairman of the Corporate Governance Committee	404,086	108,311	295,775	1,701
Edward R. Muller (7)(8)	Member of the Board	395,421	99,646	295,775	1,701
Kristian Siem (6)	Member of the Board	406,252	110,477	295,775	1,701
Robert M. Sprague (7)	Member of the Board	395,421	99,646	295,775	1,701
Ian C. Strachan (4)(5)	Member of the Board and Chairman of the Finance/Benefits Committee	414,917	119,142	295,775	1,701
J. Michael Talbert (4)(8)	Member of the Board	395,421	99,646	295,775	1,701
John L. Whitmire (7)	Member of the Board and Chairman of the Executive Compensation Committee	417,083	121,308	295,775	1,701
Total		5,517,397	1,672,322	3,845,075	22,113

(1) Compensation for the period of Board membership from January 1, 2008 to December 31, 2008.
(2) Fees earned are paid in cash from January 1, 2008 to December 31, 2008.
(3) Deferred units are based on the fair value granted during the year.
(4) Members of the Finance/Benefits Committee
(5) Members of the Audit Committee
(6) Messrs Marshall and Siem resigned from the board effective December 18, 2008.
(7) Members of Executive Compensation Committee
(8) Members of Corporate Governance Committee

Note 6—Executive Management Compensation

The total compensation of the executive and senior officers of the Company in 2008 is summarized in the table below:

Name	Function	Total salary and other non share-based compensation	Total share-based compensation	Total compensation
		(CHF)	(CHF)	(CHF)
Robert L. Long	Chief Executive Officer and Board of Directors	4,505,603	7,436,002	11,941,605
Steven L. Newman	President, Chief Operating Officer since May 1, 2008	1,678,841	3,636,638	5,315,479
Arnaud Bobillier	Executive Vice-President, Assets since March 21, 2008	1,827,589	2,109,377	3,936,966
Robert J. Saltiel	Executive Vice-President, Performance since May 1, 2008	1,035,832	2,078,260	3,114,092
Eric B. Brown	Senior Vice President and General Counsel	1,395,558	2,349,375	3,744,933
Gregory L. Cauthen	Senior Vice-President and Chief Financial Officer	1,402,912	2,712,274	4,115,186
Deepak Munganahalli	Senior Vice-President, Asia and Pacific since April 1, 2008	875,869	1,232,202	2,108,071
Cheryl D. Richard	Senior Vice-President, HR and IT	1,186,129	1,465,125	2,651,254
Ricardo H. Rosa	Senior Vice-President, Europe and Africa since April 1, 2008	1,246,353	1,479,834	2,726,187
Christopher L. Ness Sr.	Senior Vice-President, North and South America since October 1, 2008	991,880	1,200,864	2,192,744
John H. Briscoe	Vice-President & Controller	569,980	903,534	1,473,514
Jon A. Marshall	President, Chief Operating Officer. until April 30, 2008	19,970,855	—	19,970,855
Jean P. Cahuzac	Executive Vice-President, Assets until March 25, 2008	1,565,116	—	1,565,116
David J. Mullen	Senior Vice-President, Marketing and Planning until April 9, 2008	764,219	—	764,219
Total		39,016,736	26,603,485	65,620,221

The table below shows the gross payments (i.e. compensation before deduction of employee social insurance and pension contributions) that were made to or on behalf of the executive and senior officers of the Company in 2008 but excluding share-based compensation, which is shown in a separate table below.

	Base Salary	Bonus	Additional Compensation (2)	Employer's Pension Contributions	Costs of Health Benefits	Employer Social Security Payments	Total
	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)
Robert L. Long	1,138,394	2,337,354	62,389	868,909	10,582	87,975	4,505,603
Steven L. Newman	589,844	796,820	53,911	154,535	13,528	70,203	1,678,841
Arnaud Bobillier	420,600	489,730	39,203	113,199	470,332	294,525	1,827,589
Robert J. Saltiel	411,582	457,835	28,008	74,345	12,369	51,693	1,035,832
Eric B. Brown	452,198	582,292	113,600	202,722	14,462	30,284	1,395,558
Gregory L. Cauthen	506,129	667,677	34,122	151,596	12,441	30,947	1,402,912
Deepak Munganahalli	283,064	149,837	416,972	9,945	9,506	6,545	875,869
Cheryl D. Richard	347,272	389,920	46,956	351,459	6,538	43,984	1,186,129
Ricardo H. Rosa	367,186	398,201	207,124	126,577	81,120	66,145	1,246,353
Christopher L. Ness Sr.	409,838	342,096	85,654	48,826	10,299	95,167	991,880
John H. Briscoe	253,629	242,704	15,713	29,833	12,232	15,869	569,980
Jon A. Marshall	306,881	1,841,287	10,053,013(1)	6,723,742	6,714	1,039,218	19,970,855
Jean P. Cahuzac	140,144	1,117,745	48,359	220,683	3,022	35,163	1,565,116
David J. Mullen	116,826	472,133	65,071	88,842	2,618	18,729	764,219
Total	5,743,587	10,285,631	11,270,095	9,165,213	665,763	1,886,447	39,016,736

(1) Mr. Marshall's additional compensation includes the excise tax gross up, vacation payoff, salary continuation from May to December and lump sum severance.
(2) Additional compensation includes tax reimbursements, relocation pay, car allowance, vacation payoff, housing and utilities, other company reimbursed expenses and benefits provided to expatriate employees.

Share-based compensation granted to the executive and senior officers of the Company during 2008 is summarized in the table below. The vesting dates of the respective awards, principally granted under the long-term incentive plan ("LTIP"), are listed in the footnotes to the table. The numbers of shares awarded under the LTIP and their valuation assume 100% vesting, although less than 100% may actually vest.

Name	February 12, 2008 grant (1)	Fair Value February 12, 2008 grant (2)	February 12, 2008 grant (3)	Fair Value February 12, 2008 grant (2)	March 24, 2008 grant (4)	Fair Value March 24, 2008 grant (2)	July 9, 2008 Contingent Deferred Units (5)	Fair Value – July 9, 2008 Contingent Deferred Units (2)	July 9, 2008 Options (6)	Fair Value – July 9, 2008 Options (2)	Total Fair Value of share-based awards granted in 2008
		(CHF)		(CHF)		(CHF)		(CHF)		(CHF)	(CHF)
Robert L. Long	—	—	—	—	—	—	25,288	3,683,639	70,244	3,752,363	7,436,002
Steven L. Newman	—	—	5,139	701,384	—	—	9,982	1,454,052	27,728	1,481,202	3,636,638
Arnaud Bobillier	3,985	543,883	—	—	—	—	5,324	775,534	14,788	789,960	2,109,377
Robert J. Saltiel	3,757	512,766	—	—	—	—	5,324	775,534	14,788	789,960	2,078,260
Eric B. Brown	—	—	4,310	588,240	—	—	5,989	872,403	16,637	888,732	2,349,375
Gregory L. Cauthen	—	—	4,531	618,403	—	—	7,121	1,037,298	19,779	1,056,573	2,712,274
Deepak Munganahalli	576	78,614	—	—	1,923	272,974	2,995	436,275	8,318	444,339	1,232,202
Cheryl D. Richard	—	—	3,315	452,440	—	—	3,444	511,006	9,566	501,679	1,465,125
Ricardo H. Rosa	3,315	452,440	—	—	—	—	3,494	508,962	9,705	518,432	1,479,834
Christopher L. Ness Sr.	1,271	173,470	—	—	—	—	3,494	508,962	9,705	518,432	1,200,864
John H. Briscoe	1,243	169,648	—	—	—	—	2,496	363,586	6,932	370,300	903,534
Jon A. Marshall (7)	—	—	—	—	—	—	—	—	—	—	—
Total	14,147	1,930,821	17,295	2,360,467	1,923	272,974	74,951	10,927,251	208,190	11,111,972	26,603,485

(1) This column shows the number of time-vested restricted shares granted to the executives under the LTIP with the exception of Mr. Munganahalli. Mr. Munganahalli received deferred units as a special retention award which will vest on August 12, 2009.

(2) The fair value in this column was calculated using share price on date of grant for restricted shares or deferred units and option pricing models for option grants.

(3) This column shows the number of time-vested restricted shares granted to the executives under the LTIP. This is a special retention award and will vest in one-third increments over a three-year period on the anniversary of the date of grant. 6,078 shares were granted to Mr. Cahuzac and 4,033 shares were granted to Mr. Mullen. They both left the company voluntarily prior to vesting of any shares and the shares were forfeited at the time of termination of employment.

(4) This column shows the number of deferred units granted to Mr. Munganahalli. This is additional special retention award granted to him due to his promotion which will vest on August 12, 2009.

(5) The July 9, 2008 contingent deferred unit award is based upon the achievement of the performance standard over the three-year period ending on December 31, 2010. The actual number of deferred units received will be determined in the first sixty days of 2011, and is contingent on our performance in Total Shareholder Return relative to a sub-group of our peer group. Above table reflects target number of shares to be received and actual shares will be determined based on performance thresholds.

(6) This column shows the number of options granted to the executives under the LTIP. The options vest in one-third increments over a three-year period on the anniversary of the date of grant.

(7) Mr. Marshall did not receive any award as an employee of the Company. He received shares as a director which is reported in the director section of this report.

Note 7—Share Ownership – Board of Directors and Executive Management

As of December 31, 2008, the members of the Board of Directors as of that date, held the following numbers of shares:

Name	Total Shares Beneficially Owned (1)
Robert L. Long	259,237
W. Richard Anderson	8,275
Thomas W. Cason	38,894
Richard L. George	19,655
Victor E. Grijalva	65,747
Martin B. McNamara	58,026
Edward R. Muller	23,310
Robert E. Rose	23,647
Robert M. Sprague	6,182
Ian C. Strachan	21,252
J. Michael Talbert	6,842
John L. Whitmire	27,868
Total	558,935

(1) Beneficially owned shares include privately held shares, vested deferred units, vested restricted stock units, vested options, SARs, U.S. retirement savings plan shares and shares subject to deferred compensation plan.

As of December 31, 2008, the executives and senior officers of the Company as of that date, held the following number of shares and the conditional rights to receive shares under the LTIP plan:

Name	Total number of shares held (1)	Number of granted shares – July 21, 2007	Number of granted shares – July 21, 2007	Number of granted shares – February 11, 2008	Number of granted shares – March 24, 2008	Number of granted shares – February 11, 2008	Number of granted shares – February 11, 2008	Number of granted shares – February 11, 2008	Number of contingent granted shares – July 9, 2008 (2)	Total
		(Vesting 2009)	(Vesting 2010)	(Vesting 2009)	(Vesting 2009)	(Vesting 2009)	(Vesting 2010)	(Vesting 2011)	(Vesting 2010)	
Robert L. Long	129,349	13,198	13,199	—	—	—	—	—	25,288	181,034
Steven L. Newman	15,373	5,036	5,037	—	—	1,713	1,713	1,713	9,982	40,567
Arnaud Bobillier	15,982	1,389	1,390	3,985	—	—	—	—	5,324	28,070
Robert J. Saltiel	8,371	1,621	1,621	3,757	—	—	—	—	5,324	20,694
Eric B. Brown	2,722	3,010	3,010	—	—	1,436	1,437	1,437	5,989	19,041
Gregory L. Cauthen	2,462	3,010	3,010	—	—	1,510	1,510	1,511	7,121	20,134
Deepak Munganahalli	488	489	489	576	1,923	—	—	—	2,995	6,960
Cheryl D. Richard	308	—	—	—	—	1,105	1,105	1,105	3,444	7,067
Ricardo H. Rosa	6,654	1,389	1,390	3,315	—	—	—	—	3,494	16,242
Christopher L. Ness Sr.	2,966	—	—	1,271	—	—	—	—	3,494	7,731
John H. Briscoe	656	695	695	1,243	—	—	—	—	2,496	5,785
Total	185,331	29,837	29,841	14,147	1,923	5,764	5,765	5,766	74,951	353,325

(1) Shares held include privately held shares, U.S. retirement savings plan shares and employee stock purchase plan shares.
(2) The July 9, 2008 contingent deferred unit award is based upon the achievement of the performance standard over the three-year period ending on December 31, 2010. The actual number of deferred units received will be determined in the first sixty days of 2011, and is contingent on our performance in Total Shareholder Return relative to a sub-group of our peer group. Above table reflects target number of shares to be received and actual shares will be determined based on performance thresholds.

Furthermore, as of December 31, 2008, the following executive and senior officers of the Company held the following vested and unvested stock options:

	Number of granted option shares – July 13, 2006	Number of granted option shares – October 12, 2006	Number of granted option shares – July 9, 2008	Number of granted option shares – July 9, 2008	Number of granted option shares – July 9, 2008	Total
	(vested and outstanding)	(vested and outstanding)	(vesting 2009)	(vesting 2010)	(vesting 2011)	
Robert L. Long	103,491	—	23,414	23,415	23,415	173,735
Steven L. Newman	17,248	17,248	9,242	9,243	9,243	62,224
Arnaud Bobillier	—	—	4,929	4,929	4,930	14,788
Robert J. Saltiel	—	—	4,929	4,929	4,930	14,788
Eric B. Brown	—	—	5,545	5,546	5,546	16,637
Gregory L. Cauthen	—	—	6,593	6,593	6,593	19,779
Deepak Munganahalli	—	—	2,772	2,773	2,773	8,318
Cheryl D. Richard	—	—	3,188	3,189	3,189	9,566
Ricardo H. Rosa	—	—	3,235	3,235	3,235	9,705
Christopher L. Ness Sr.	—	—	3,235	3,235	3,235	9,705
John H. Briscoe	—	—	2,310	2,311	2,311	6,932
Total	120,739	17,248	69,392	69,398	69,400	346,177

Note 8—Risk Assessment Disclosure

Transocean Ltd., as the ultimate parent company of Transocean Inc. and Transocean Management Ltd., is fully integrated into the Company-wide internal risk assessment process.

The Company-wide internal risk assessment process consists of regular reporting to the Board of Directors of Transocean Ltd. on identified risks and management's reaction to them. The procedures and actions to identify the risks, and where appropriate remediate, are performed by specific corporate functions (eg. Treasury, Legal, Internal Audit, Engineering and Operations) as well as by the business units of the Company.

These functions and business units have the responsibility to support and monitor the Company-wide procedures and processes to ensure their effective operation.

Note 9—Guarantees and Commitments

Transocean Inc., our wholly-owned subsidiary, is the issuer of certain debt securities that we have guaranteed. The guaranteed debt includes certain short and long-term commercial paper, notes, revolving credit facilities, debentures and convertible note obligations totaling CHF 14.0 billion. We have no independent assets or operations, our only other subsidiaries are minor, and our guarantee of Transocean Inc. debt securities is full and unconditional. There are no significant restrictions on our ability to obtain funds from our consolidated subsidiaries or entities accounted for under the equity method by dividends, loans or return of capital distributions.

Note 10—Related Party Transactions

We issued 16 million of our shares (treasury shares) to Transocean Inc., 16 million of which remain available as of December 31, 2008, for our future use to satisfy our obligation to deliver shares in connection with awards granted under our incentive plans, warrants or other right to acquire our shares.

In December 2008, Transocean Inc. transferred its 90 percent ownership interest, of CHF 90,000, in Transocean Management Ltd. to us as a dividend distribution.

Note 11—Other Information

In February 2009, our board of directors recommended that our shareholders approve and authorize the repurchase of an amount of our shares with an aggregate purchase price of up to CHF 3.5 billion. If the share repurchase program is approved by the shareholders, the board of directors would be permitted to delegate its share repurchase authority to company management to repurchase shares under the share repurchase program.

Proposed Appropriation of Available Earnings

(CHF in thousands)		August 18 (Inception) to December 31, 2008
Net income for the year	CHF	45
Earnings available to the annual general meeting	CHF	45

Proposed Legal Reserve Transfer

(CHF in thousands)		August 18 (Inception) to December 31, 2008
Balance as of August 18, 2008 (Inception)	CHF	—
Additional legal reserves as of December 31, 2008		11,447,679
Less: Proposed release to other reserves		3,500,000
Balance to be carried forward	CHF	7,947,679

The Board of Directors proposes to release CHF 3.5 billion of the legal reserves and allocate those released reserves to other reserves and to carry forward the available earnings in the amount of CHF 45,000.

BOARD OF DIRECTORS

Robert E. Rose
Chairman
Transocean Ltd.

Robert L. Long
Chief Executive Officer
Transocean Ltd.

W. Richard Anderson
Former President and Chief Executive Officer
Prime Natural Resources, Inc.

Thomas W. Cason
Former Senior Vice President and Chief Financial Officer
Baker Hughes Incorporated

Richard L. George
President and Chief Executive Officer
Suncor Energy Inc.

Victor E. Grijalva
Retired Vice Chairman of the Board
Schlumberger Limited

Martin B. McNamara
Partner, Gibson, Dunn & Crutcher, LLP

Edward R. Muller
Chairman and Chief Executive Officer
Mirant Corporation

Robert M. Sprague
Retired Royal Dutch/Shell Executive

Ian C. Strachan
Former Chairman
Instinet Group Incorporated

J. Michael Talbert
Former Chairman
Transocean Inc.

John L. Whitmire
Chairman
CONSOL Energy Inc. and CONSOL Inc.

EXECUTIVE OFFICERS

Robert L. Long
Chief Executive Officer

Steven L. Newman
President and Chief Operating Officer

Arnaud A.Y. Bobillier
Executive Vice President, Assets

Robert J. Saltiel
Executive Vice President, Performance

Eric B. Brown
Senior Vice President, General Counsel and Assistant Corporate Secretary

Gregory L. Cauthen
Senior Vice President and Chief Financial Officer

Sherry Richard
Senior Vice President, Human Resources and IT

John H. Briscoe
Vice President and Controller

CORPORATE INFORMATION

Registered Address
Transocean Ltd.
c/o Reichlin & Hess Rechtsanwälte
Hofstrasse 1A
CH-6300
Zug, Switzerland
Phone: +41 22 930 9000

BNY Mellon Shareowner Services
P.O.Box 358015
Pittsburgh, PA 15252-8015
Or 480 Washington Boulevard, Jersey City, NJ 07310-1900
1-877-397-7229
1-201-680-6578 (for callers outside the United States)

Internet address: www.bnymellon.com/shareowner/isd
E-mail Address: shrrelations@bnymellon.com

Direct Purchase Plan
The Bank of New York, the Transfer Agent for Transocean Ltd., offers a Direct Purchase and Sale Plan for the shares of Transocean Ltd. called BuyDirect. For more information on BuyDirect, including a complete enrollment packages, please contact the Bank of New York at 1.877.397.7229 or 1-212-815-3700 for callers outside the United States.

Independent Registered Public Accounting Firm
Ernst & Young LLP
Houston, Texas

Stock Exchange Listing
Transocean Ltd. shares are listed on the New York Stock Exchange (NYSE) under the symbol RIG. The following table sets forth the high and low sales prices of the company's shares for the periods indicated, as reported on the NYSE Composite Tape.[1]

Price (in U.S. dollars)	HIGH	LOW
2007		
First Quarter	83.20	72.47
Second Quarter	109.20	80.50
Third Quarter	120.88	92.61
Fourth Quarter	149.62	107.37
2008		
First Quarter	147.25	111.34
Second Quarter	163.00	132.46
Third Quarter	154.50	105.16
Fourth Quarter	109.16	41.95

[1] *The stock prices presented reflect historical market prices and have not been restated to reflect the reclassification of our shares in conjunction with the 2007 merger with GlobalSantaFe Corporation.*

Performance Graph[1]
The graph below compares the cumulative total shareholder return of our shares, the Standard & Poor's ("S&P") 500 Stock Index and the Simmons & Company International Upstream Index over our last five fiscal years. The graph assumes that $100 was invested in our shares and the two indices on December 31, 2003, and that all dividends, together with the $33.03 per share paid in connection with the reclassification of our shares on November 2007, were reinvested on the date of payment.

Indexed Cumulative Total Shareholder Return
December 31, 2003 - December 31, 2008



$600
$500
$400
$300
$200
$100
$0
31-Dec-03
31-Dec-04
31-Dec-05
31-Dec-06
31-Dec-07
31-Dec-08
RIG
Simmons
S&P

RIG	$100.00	$176.60	$290.30	$336.90	$560.10	$184.90
Simmons	$100.00	$147.70	$217.70	$289.40	$354.80	$140.90
S&P	$100.00	$109.00	$112.30	$127.60	$132.10	$ 81.20

[1] *The above Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.*

Financial Information
Financial analysts and shareholders desiring information about Transocean Ltd. should call the Investor Relations and Corporate Communications Department at +01 713 232 7694. Information may also be obtained by visiting the company's website at http://www.deepwater.com.

NYSE Annual CEO Certification and Sarbanes-Oxley Section 302 Certifications
We submitted the annual chief executive officer certification to the NYSE as required under the corporate governance rules of the NYSE. We also filed as an exhibit to our 2008 Annual Report on Form 10-K the chief executive officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Transocean®
www.deepwater.com